As filed with the Securities and Exchange Commission on December 2, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WORLD OMNI AUTO RECEIVABLES LLC

(Depositor with respect to the Issuing Entities Described Herein)

(Exact name of Registrant as Specified in its Charters)

Delaware	52-2184798	333-	0001083199
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(Commission File Number of depositor)	(Central Index Key Number of depositor)

World Omni Auto Receivables LLC 250 Jim Moran Blvd. Deerfield Beach, Florida 33442 (954) 429-2200
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

WORLD OMNI FINANCIAL CORP.

(Sponsor with respect to the Issuing Entities Described Herein)

(Exact name of Sponsor as Specified in its Charters)

Delaware	0001004150
(State or other jurisdiction of incorporation or organization)	(Central Index Key Number of sponsor)
Eric Gebhard, Treasurer World Omni Auto Receivables LLC 250 Jim Moran Blvd. Deerfield Beach, Florida 33442 (954) 429-2200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies To:

Jeffrey S. O’Connor, P.C. Kirkland & Ellis LLP 300 North LaSalle Street Chicago, Illinois 60654 (312) 862-2000	Reed D. Auerbach Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000

Approximate Date of Commencement of Proposed Sale to the Public: from time to time after the effective date of this Registration Statement as determined in light of market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Asset Backed Notes	(2)	100%	(2)	(2)

(1)	Calculated in accordance with Rule 457(s) of the Securities Act of 1933.
(2)	An unspecified amount of asset backed notes of each identified class is being registered as may from time to time be offered at unspecified prices. The Registrant is deferring payment of all of the registration fees for any such asset backed notes in accordance with Rule 456(c) and 457(s) of the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

SUBJECT TO COMPLETION DATED [            ], 20[        ]

$[       ]

World Omni [Select] Auto [Receivables] Trust 20[ ]-[ ][(1)]
Issuing Entity

(CIK: [ ])

$[         ] Class A[-1] Asset-Backed Notes, Series 20[  ]-[  ][(2)]
[$[        ] Class A-2 Asset-Backed Notes, Series 20[  ]-[  ]] [(2)]
[$[        ] Class A-3 Asset-Backed Notes, Series 20[  ]-[  ]] [(2)]
[$[        ] Class A-4 Asset-Backed Notes, Series 20[ ]-[ ]] [(2)]
[$[        ] Class A-5 Asset-Backed Notes, Series 20[ ]-[ ]] [(2)]
[$[        ] Class B Asset-Backed Notes, Series 20[ ]-[ ]] [(2)]
[$[        ] Class C Asset-Backed Notes, Series 20[ ]-[ ]] [(2)]
[$[        ] Class D Asset-Backed Notes, Series 20[ ]-[ ]] [(2)]
[$[        ] Class E Asset-Backed Notes, Series 20[ ]-[ ]] [(2)]

[$[        ] Class F Asset-Backed Notes, Series 20[ ]-[ ]] [(2)]

World Omni Auto Receivables LLC
Depositor

(CIK: 0001083199)

World Omni Financial Corp.
Servicer and Sponsor

(CIK: 0001004150)

[(1)] [The issuing entity will issue asset-backed notes with an aggregate initial principal amount of $[ ] or an aggregate initial principal amount of $[ ]. The following classes of [World Omni [Select] Auto [Receivables] Trust 20[ ]-[ ] Notes will be issued ]/[The issuing entity is offering the following classes of World Omni [Select] Auto [Receivables] Trust 20[ ]-[ ] notes by this prospectus]/[The issuing entity is issuing the following classes of World Omni [Select] Auto [Receivables] Trust 20[ ]-[ ] notes, and only the Class [ ] Notes are being offered by this prospectus][At least 5% (by initial principal amount) of each class of notes will initially be retained by the depositor or one or more affiliates thereof on the closing date in satisfaction of the sponsor’s risk retention obligations described under “U.S. Credit Risk Retention”][The issuing entity will also issue the certificates, which are not being offered by this prospectus]:

20[ ]-[ ] Asset Backed Notes[(3)][(5)][(6)]	Class A[-1[a/b]] Notes	[Class A-2[a/b] Notes]	[Class A-3[a/b] Notes]	[Class A-4[a/b] Notes]	[Class A-5[a/b] Notes]	[Class B[a/b] Notes]	[Class C[a/b] Notes]	[Class D[a/b] Notes]	[Class E[a/b] Notes]	[Class F[a/b] Notes]
Principal Amount	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
Interest Rate[(6)]	[[ ]%/Benchmark plus [ ]%]	[[ ]%/Benchmark plus [ ]%]	[[ ]%/Benchmark plus [ ]%]	[[ ]%/Benchmark plus [ ]%]	[[ ]%/Benchmark plus [ ]%]	[[ ]%/Benchmark plus [ ]%]	[[ ]%/Benchmark plus [ ]%]	[[ ]%/Benchmark plus [ ]%]	[[ ]%/Benchmark plus [ ]%]	[[ ]%/Benchmark plus [ ]%]
Payment Dates	[Monthly]	[Monthly]	[Monthly]	[Monthly]	[Monthly]	[Monthly]	[Monthly]	[Monthly]	[Monthly]	[Monthly]
Initial Payment Date	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Final Scheduled Payment Date	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Price to Public	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
Underwriting Discount	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
Proceeds to Depositor	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]

[(2) If the aggregate initial principal amount of the notes is $[ ], the notes will be issued in the following applicable initial principal amounts: $[ ] of Class A-1 Notes, $[ ] of Class A-2 Notes, $[ ] of Class A-3 Notes, $[ ] of Class A-4 Notes, $[ ] of Class A-5 Notes, [and] $[ ] of Class B Notes[, and $[ ] of Class C Notes][ , and $[ ] of Class D Notes][ , and $[ ] of Class E Notes][ , and $[ ] of Class F Notes]. The depositor will make the determination regarding the initial principal amount of the notes based on, among other considerations, market conditions at the time of pricing. See “Risk Factors—Risks Relating to the Notes and the Structure of the Transaction—Risks Associated with Unknown Aggregate Initial Principal Amount of the Notes Prior to Pricing.”]

You should carefully consider the risk factors beginning on page 21 in this prospectus.

The notes are obligations of the issuing entity, World Omni [Select] Auto [Receivables] Trust 20[  ]-[   ], and are backed only by the assets of the issuing entity. The notes are not obligations of World Omni Auto Receivables LLC, World Omni Financial Corp., any of their affiliates or any governmental agency.

[(3) [On the closing date the issuing entity will also be issuing the Class [ ] Notes in the aggregate initial principal amount of $[ ] [if the aggregate initial principal amount of the notes is $[ ], and in the aggregate initial principal amount of $[ ] if the aggregate initial principal amount of the notes is $[ ]]. [The Class [ ] Notes will initially be retained by the depositor or one or more affiliates thereof on the closing date and are not being offered under this prospectus.] / [All or a portion of the Class [ ] Notes may initially be retained by the depositor or one or more affiliates thereof on the closing date.] [As described in “Credit Risk Retention” in this prospectus, the depositor will retain [[ ]% of the outstanding principal amount of each class of notes][a single vertical security] in satisfaction of the risk retention requirements.][The notes other than the Class [ ] Notes and any notes that are initially retained by the depositor or one or more affiliates thereof are referred to herein as the “offered notes.”]
[(4)The aggregate initial principal amount of the Class A-2 Notes and the Class A-3 Notes will be $[ ]. The initial principal amounts of the Class A-2 Notes and the Class A-3 Notes may change but will be determined on or prior to the day of pricing of those classes of notes. However, the initial principal amount of the Class A-2 Notes is expected to be within the range of $[ ] – $[ ] and the initial principal amount of the Class A-3 Notes is expected to be within the range of $[ ] – $[ ].]
[(5) [NOTE: If floating rate notes are offered, the applicable prospectus will disclose the terms of the specific benchmark, which will be a benchmark other than LIBOR, that will be used to determine interest payments for such floating rate tranches.][The Class [ ][-[ ] Notes may be issued with a fixed rate tranche and a floating rate tranche.] / [The interest rate for the Class [ ]-[ ] Notes will be a fixed rate or a combination of a fixed rate and floating rate if that class has both a fixed rate tranche and a floating rate tranche. If the interest rate is a floating rate, the rate will be based on [the applicable benchmark]. However, the benchmark and the applicable spread may change under certain circumstances. For more information about how the interest rate based on [the applicable benchmark] is determined and the circumstances under which the benchmark and the applicable spread may change, see “Summary of Terms—The Notes,” “—Interest” and “Description of the Notes — Payments of Interest” in this prospectus.] [The allocation of the principal amount between any Class [ ]-[ ]a Notes and any Class [ ]-[ ]b Notes will be determined on the day of pricing of the notes.] [The depositor expects that the principal amount of the Class [ ]-[ ]b Notes will not exceed $[ ] [if the aggregate initial principal amount of the notes is $[ ], and $[ ], if the aggregate initial principal amount of the notes is $[ ]].]
[(6) The interest rate for the Class [ ] Notes will be a fixed rate, a floating rate or a combination of a fixed rate and floating rate if that class has both a fixed rate tranche and a floating rate tranche. If the interest rate is a floating rate, the rate will be based on [the applicable Benchmark]. However, the benchmark and the applicable spread may change under certain circumstances. For more information about how the interest rate based on [the applicable benchmark] is determined and the circumstances under which the benchmark and the applicable spread may change, see “Summary of Terms—The Notes,” “—Interest” and “Description of the Notes — Payments of Interest” in this prospectus.] [If the issuing entity issues any floating rate notes, it will enter into a corresponding interest rate [swap][cap] with respect to each class or tranche of floating rate notes.]
[(7) If the sum of [the applicable benchmark] plus the applicable spread is less than 0.00% for any interest accrual period, then the interest rate for the Class [ ]-[ ]b Notes for such interest accrual period will be deemed to be 0.00%. See "Summary of Terms—The Notes" and "—Interest" in this prospectus.]
Before deducting expenses of $[ ] payable by the depositor, proceeds to the depositor are estimated to be $[ ].
The notes are payable solely from the assets of the issuing entity, which consist primarily of a pool of fixed rate retail installment sale contracts used to finance new and used automobiles and light-duty trucks. See “Fees and Expenses” in this prospectus for a description of fees and expenses payable on each payment date out of available funds.
[The issuing entity will not pay principal during the revolving period, which is scheduled to terminate after the payment date occurring on [ ], 20[ ]. However, if the revolving period terminates early as a result of an early amortization event, principal payments may commence prior to that date.]
[NOTE: The number of classes, principal repayment and interest accrual terms are for illustrative purposes only. In a particular transaction, there may be more or fewer classes of notes offered (including one or more or no subordinated classes), one or more or no floating rate classes, one or more classes of notes that pay principal and interest pro rata with another class, and one or more classes may be retained or offered privately. Likewise, the timing of the allocation of the initial principal amounts of any Class [ ]-[ ]a and any Class [ ]-[ ]b Notes is for illustrative purposes only.]

Credit Enhancement

•                 [If the aggregate initial principal amount of the notes is $[  ],] a reserve account with an initial balance of $[      ]. [If the aggregate initial principal amount of the notes is $[  ], a. a reserve account with an initial balance of $[      ]]. [$[ ] of the reserve account required amount will be satisfied by a letter of credit issued by [         ].]

•                  Overcollateralization[, excluding the yield supplement overcollateralization amount,] to the extent built through the application of excess interest, up to a target level.

[•                A yield supplement overcollateralization amount.]

•                 Excess interest on the receivables.

[•                [The Class B Notes are subordinated to the Class A Notes.] [The Class C Notes are subordinated to the Class A Notes and the Class B Notes.] [The Class D Notes are subordinated to the Class A Notes, the Class B Notes and the Class C Notes.]] [The Class E Notes are subordinated to the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes.] [The Class F Notes are subordinated to the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes.]]]

[•                Interest rate [swap][cap] agreement[s] with respect to the Class [ ] Notes.]

We will not list the notes on any national securities exchange or on any automated quotation system of any registered securities association such as NASDAQ.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

No secondary market will exist for a series of notes prior to its offering. We cannot assure you that a secondary market will develop for the notes of any series or, if it does develop, that it will continue.

Delivery of the offered notes, in book-entry form only, will be made through The Depository Trust Company against payments in immediately available funds on or about [      ].

Joint Bookrunners of the Class A Notes

[ ]	[ ]	[ ]	[ ]

Co-Managers of the Class A Notes

[ ]	[ ]	[ ]	[ ]	[ ]

[Underwriters of the Class B Notes [[,][and] the Class C Notes][[,][and] the Class D Notes][[and] the Class E Notes]][[and] the Class F Notes]]

[ ]	[ ]	[ ]	[ ]	[ ]

The date of this Prospectus is [      ], 20[  ]

[To be included in Rule 424(h) filing of each pay-as-you-go takedown:]

[CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(2)	Amount to be Registered[(1)]	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee[(3)][(4)]
Asset Backed Notes		$100%	$	$

[(1) The Class [ ] Notes will initially be retained by the depositor or one of more affiliates thereof on the closing date and are not being offered by this prospectus. Therefore, no registration fee is being paid herewith with respect to the Class [ ] Notes.]

(2) Estimated solely for purposes of calculating registration fee.

[(3) $[  ] of the registration fee related to the offered notes offered hereby is being offset, pursuant to Rule 457(p) of the General Rules and Regulations under the Securities Act of 1933, as amended, by the registration fee paid in connection with $[  ] of unissued asset-backed notes previously registered in connection with the [  ] filed by the depositor pursuant to [  ] on [  ], 20[  ].]

[(4) Pursuant to Rule 456(c) of the General Rules and Regulations under the Securities Act of 1933, as amended, [the remaining registration fee related to the asset-backed notes offered hereby after offsetting the amounts described in footnote (2) above is paid herewith] / [the registration fee related to the asset-backed notes offered hereby is paid herewith].]

Important Notice about Information Presented in this
Prospectus

You should rely only on the information contained in this prospectus, including information that is incorporated by reference. We have not authorized anyone to provide you with other or different information. The information in this prospectus is accurate only as of the date stated on the cover hereof. We are not offering the notes in any jurisdiction where the offer is not permitted.

This prospectus begins with two introductory sections describing the Series 20[ ]-[ ] notes and the issuing entity in abbreviated form:

•	Summary of Terms, which gives a brief introduction of the key features of the notes and a description of the receivables; and

•	Risk Factors, which describes risks that apply to the notes issued by the issuing entity.

This prospectus includes cross references to sections in this prospectus where you can find further related discussions. The “Table of Contents” in this prospectus identifies the pages where these sections are located.

You can find definitions of the capitalized terms used in this prospectus in the “Glossary of Terms to the Prospectus” which appears at the end of this prospectus.

To understand the structure of, and risks related to, these notes, you must carefully read this prospectus in its entirety.

If you require additional information, the mailing address of our principal executive offices is World Omni Auto Receivables LLC, 250 Jim Moran Blvd., Deerfield Beach, Florida 33442 and the telephone number is (954) 429-2200. For other means of acquiring additional information about us or a series of securities, see “Incorporation of Certain Information By Reference” in this prospectus.

In this prospectus, the terms “depositor,” “we,” “us” and “our” refer to World Omni Auto Receivables LLC.

i

[NOTICE TO INVESTORS: UNITED KINGDOM

IN THE UNITED KINGDOM (THE “UK”), THIS PROSPECTUS MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED TO PERSONS WHO (I) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND WHO FALL WITHIN ARTICLE 19(5) (“INVESTMENT PROFESSIONALS”) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “FINANCIAL PROMOTION ORDER”), (II) FALL WITHIN ARTICLE 49(2)(A) TO (D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.) OF THE FINANCIAL PROMOTION ORDER, OR (III) ARE PERSONS TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED WITHOUT THE NEED FOR SUCH DOCUMENT TO BE APPROVED, MADE OR DIRECTED BY AN “AUTHORISED PERSON” (AS DEFINED BY SECTION 31(2) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED (THE “FSMA”)) UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”).

NEITHER THIS PROSPECTUS NOR THE OFFERED NOTES ARE OR WILL BE AVAILABLE TO PERSONS OTHER THAN RELEVANT PERSONS IN THE UK AND ANY PERSON IN THE UK THAT IS NOT A RELEVANT PERSON MUST NOT RELY ON OR ACT ON ANY INFORMATION IN THIS PROSPECTUS. IN THE UK, ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE OFFERED NOTES, IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THE COMMUNICATION OF THIS PROSPECTUS TO ANY PERSON IN THE UK OTHER THAN A RELEVANT PERSON IS UNAUTHORIZED AND MAY CONTRAVENE THE FSMA.

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE UK PROSPECTUS REGULATION (AS DEFINED BELOW).

THE OFFERED NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UK. FOR THESE PURPOSES, A “UK RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2 OF REGULATION (EU) NO 2017/565 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UK BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (AS AMENDED FROM TIME TO TIME, THE “EUWA”), AND AS AMENDED; OR (II) A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FSMA AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA TO IMPLEMENT DIRECTIVE (EU) 2016/97, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UK BY VIRTUE OF THE EUWA, AND AS AMENDED; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2 OF REGULATION (EU) 2017/1129 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UK BY VIRTUE OF THE EUWA (AS AMENDED, THE “UK PROSPECTUS REGULATION”).

CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UK BY VIRTUE OF THE EUWA (AS AMENDED, THE “UK PRIIPS REGULATION”) FOR OFFERING OR SELLING THE OFFERED NOTES OR OTHERWISE MAKING THEM AVAILABLE TO UK RETAIL INVESTORS IN THE UK HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE OFFERED NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UK MAY BE UNLAWFUL UNDER THE UK PRIIPS REGULATION.]

[NOTICE TO INVESTORS: EUROPEAN ECONOMIC AREA

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE EU PROSPECTUS Regulation (AS DEFINED BELOW).

The OFFERED NOTES are not intended To be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any EU retail investor in THE European Economic Area (THE “EEA”). For these purposes, aN “EU retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, AS AMENDED, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (AS AMENDED, the “EU Prospectus Regulation”).

Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the OFFERED NOTES or otherwise making them available to EU retail investors in the EEA has been prepared and therefore offering or selling the OFFERED NOTES or otherwise making them available to any EU retail investor in the EEA may be unlawful under the EU PRIIPS Regulation.]

[NOTICE TO INVESTORS: CANADA

THE OFFERED NOTES MAY BE SOLD ONLY TO PURCHASERS IN THE PROVINCES OF ALBERTA, BRITISH COLUMBIA, ONTARIO AND QUEBEC PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPALS THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31-103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE OFFERED NOTES MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.

SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.

PURSUANT TO SECTION 3A.3 (OR, IN THE CASE OF SECURITIES ISSUED OR GUARANTEED BY THE GOVERNMENT OF A NON-CANADIAN JURISDICTION, SECTION 3A.4) OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS (NI 33-105), THE UNDERWRITERS ARE NOT REQUIRED TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF NI 33-105 REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.]

Certain VOLCKER RULE Considerations

The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), contained in [Section 3(c)(5)] of the Investment Company Act or [Rule 3a-7] under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the “Volcker Rule,” adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”).

TABLE OF CONTENTS
Transaction Structure And Parties [(1)]	viii
Summary of Terms	1
SUMMARY OF RISK FACTORS [Will not exceed two pages on any given transaction]	18
Risk Factors	20
Limited Assets of the Issuing Entity Could Result in Losses on the Notes	20
You Must Rely for Repayment Only Upon the Issuing Entity’s Assets, Which May Not Be Sufficient to Make Full Payments on Your [Notes][Securities].	20
[Class B Notes [[,][and] the Class C Notes][[,][and] the Class D Notes][[,][and] the Class E Notes][and the Class F Notes] Are Subject to Greater Risk Because of Subordination of [that][those] [Class][Classes].]	20
[Holders of the Class B Notes [[,][and] the Class C Notes][[,][and] the Class D Notes][[,][and] the Class E Notes][and the Class F Notes] May Suffer Losses Because They Have Limited Control Over Actions of the Issuing Entity and Conflicts Between Classes of Notes May Occur.]	21
Payment Priorities Increase Risk of Loss or Delay in Payment to Certain Notes	21
The Failure to Pay Interest on the Subordinated Classes of Notes is Not an Event of Default	22
Proceeds of the Sale of Receivables May Not Be Sufficient to Pay Your Notes in Full; Failure to Pay Principal on Your Notes Will Not Constitute an Event of Default Until Maturity	22
[The Depositor or One or More Affiliates Thereof May Initially Retain All or a Portion of One or More Classes of Notes on the Closing Date, Which May Reduce the Liquidity of Your Class [ ] Notes, as applicable, and Subsequent Sales of any Such Retained Notes May Adversely Affect Their Market Price and Your Voting Power.]	22
[Risks Associated With Unknown Aggregate Initial Principal Amount of the Notes Prior to Pricing.]	23
[Risks Associated With Unknown Allocation Between Class [ ][-[ ]]a Notes and Class [ ][-[ ]]b Notes [and the Class A-2 Notes and the Class A-3 Notes].]	23
[Failure by the [Swap][Cap] Counterparty, If Any, to Make Payments to the Issuing Entity and the Seniority of Payments Owed to the Swap Counterparty Could Reduce or Delay Payments on the Notes.]	23

[The Issuing Entity May Issue Floating Rate Class [ ] Notes, but the Issuing Entity Will Not Enter into any Interest Rate [Swaps][Caps] and You May Suffer Losses on Your Series 20[ ]-[ ] Notes if Interest Rates Rise.]	24
[Negative [the Applicable Benchmark] Rates Would Reduce the Rate of Interest on the Class [ ]-[ ]b Notes.]	26
[You May Experience Reduced Returns On Your Notes Resulting From Distribution of Amounts In the [Pre-Funding Account][Accumulation Account].]	26
[Changes in Pool Characteristics From Those of the Initial Pool May Adversely Affect Collections on the Receivables and Payments On Your Notes.]	26
[Availability of Additional Receivables During the [Pre-Funding Period][Revolving Period] Could Shorten the Average Life of the Notes.]	26
[Failure by the Reserve Account Letter of Credit Bank to Honor a Draw on the Reserve Account Letter of Credit May Result in Delayed Payments or Losses on Your Notes.]	27
[Market Factors May Reduce the Value of Used Vehicles, Which May Result in Losses.]	27
You May Experience Reduced Returns and Delays on Your Notes Resulting from Changes in Delinquency Levels and Losses	27
You May Experience Reduced Returns and Delays on your Notes Resulting from a Vehicle Recall	27
Prepayment on Receivables Will Cause Prepayments on Your Notes.	28
A Bankruptcy of the Depositor or the Servicer Could Delay or Limit Payments to You	30
Consolidation or Disregard of Sale Following a Bankruptcy of World Omni Financial Corp. May Cause Delays in Payments or Losses on Your Investment.	30
Adverse Consequences of the Termination of the Toyota Distribution Agreement	31
Commingling By the Servicer May Result in Delays and Reductions in Payments on your Notes	31
A Security Breach or a Cyber-Attack Affecting World Omni Financial Corp. Could Adversely Affect World Omni Financial Corp.’s Business, Results of Operations and Financial Condition, Which Could Have an Adverse Effect on Your Notes	31

The Geographic Concentration and Performance of the Receivables May Increase the Risk of Loss on Your Investment	34
You May Have Difficulty Selling Your Notes and/or Obtaining Your Desired Price Due to the Absence of, or Illiquidity in, a Secondary Market for Such Notes and Because of General Global Economic Conditions	34
The Return on Your Notes May Be Reduced Due to Varying Economic Circumstances and/or an Economic Downturn.	35
[The Offered Notes May Not Be Suitable Investments for Certain Environmentally or Sustainability Focused Investors.]	36
[There is no Legal, Regulatory, or Market Definition of or Standardized Criteria for What Constitutes a “Green,” “Sustainable,” or other Equivalently Labeled Investment or Use of Proceeds, and Any Such Designations Made by Third Parties with Respect to the Notes May Not Be Suitable for The Investment Criteria of an Investor.]	36
[Climate Change Could Have an Adverse Effect on World Omni Financial Corp.’s Business and May, Directly or Indirectly, Cause Losses on Your Notes.]	37
[Tax Withholding Obligations of the Issuing Entity May Affect Amounts Distributable to Investors.]	37
[Insert for transactions structured to comply with material net economic interest retention: Requirements for Certain European Union and United Kingdom Regulated Investors.]	37
Federal Financial Regulatory Legislation Could Have an Adverse Effect on World Omni Financial Corp., the Depositor and the Issuing Entity, Which Could Result in Losses or Delays in Payments on Your Notes	44
Existing Legislation and Future Regulatory Reforms Could Have an Adverse Effect on World Omni Financial Corp.’s Business and Operating Results	46
Receivables That Fail to Comply with Consumer Protection Laws May Be Unenforceable, Which May Result in Losses on Your Investment	47

The Return on Your Notes Could Be Reduced by Shortfalls Due to Military Action	47
Interests of Other Persons in the Receivables and Financed Vehicles Could Be Superior to the Issuing Entity’s Interest, Which May Result in Reduced Payments on Your Notes	47
If the Servicer Does Not Maintain Control of the Receivables Evidenced by Electronic Contracts, the [Issuing Entity] [Grantor Trust] May Not Have A Perfected Security Interest in Those Receivables	48
The Offered Notes Are Not Suitable Investments for All Investors	50
Withdrawal or Downgrade of the Initial Ratings of the Notes Will, and the Issuance of Unsolicited Ratings on your Notes or any Adverse Changes to a Hired Rating Agency May, Affect the Prices for the Offered Notes Upon Resale	50
Because the Offered Notes are in Book-Entry Form, Your Rights Can Only Be Exercised Indirectly	51
You May Suffer Delays in Payments as a Result of the Manner in Which Principal and Interest of the Offered Notes is Paid	51
WORLD OMNI FINANCIAL CORP	52
WORLD OMNI FINANCIAL CORP.’S AUTOMOBILE FINANCE BUSINESS	53
Underwriting	53
Risk Based Pricing	54
Electronic Contracts and Electronic Contracting	54
Servicing	55
Insurance	56
Customer Service	56
Corporate Responsibility	56
THE DEPOSITOR	57
THE ISSUING ENTITY	58
Capitalization of the Issuing Entity	58
The Owner Trustee [and Grantor Trust Trustee]	59
The Indenture Trustee	59
The Trust Property	60
[Grantor Trust	61
ASSET REPRESENTATIONS REVIEWER	62
THE RECEIVABLES POOL	63
[The [Initial] Receivables]	63
[The Subsequent Receivables]	78
Asset-Level Data	78
Pool Underwriting	79

v

Non-U.S. Persons	169
Backup Withholding and Information Reporting	170
Foreign Account Tax Compliance	170
Possible Alternative Treatment of the Notes	170
[Rate of Interest Amendment	171
Tax Shelter Disclosure and Investor List Requirements	171
STATE AND LOCAL TAX CONSEQUENCES	172

Transaction Structure And Parties [(1)]

The following chart summarizes the structure and parties to the transaction and provides only a simplified overview of their relationships. Please refer to this prospectus for a further description.

[(1) [The Class [           ] Notes will initially be retained by the depositor or one or more affiliates thereof on the closing date and are not being offered under this prospectus.][All or a portion of [one or more other classes][the Class [ ] Notes] may initially be retained by the depositor or one or more affiliates thereof on the closing date.] [The depositor will [also] retain [[ ]% of each class of notes and the certificates][a single vertical security][and] the certificates of the issuing entity.]]

viii

Summary of Terms

The following summary is a short, concise description of the main terms of the notes. For this reason, the summary does not contain all the information that may be important to you. You will find a detailed description of the terms of the notes following this summary.

Parties and Dates

Issuing Entity

The issuing entity of the notes is World Omni [Select] Auto [Receivables] Trust 20[  ]-[  ], also referred to herein as the “issuing entity.”

[Grantor Trust

The grantor trust is World Omni [Select] Auto [Receivables] Grantor Trust 20[  ]-[  ], also referred to herein as the “grantor trust.”]

Depositor

World Omni Auto Receivables LLC, a Delaware limited liability company and wholly-owned, special-purpose subsidiary of World Omni Financial Corp.

The address and telephone number of the depositor is:

250 Jim Moran Blvd.

Deerfield Beach, Florida 33442

(954) 429-2200

Servicer and Sponsor

World Omni Financial Corp., a Florida corporation and a wholly-owned subsidiary of JM Family Enterprises, Inc.

Through its subsidiaries, JM Family Enterprises, Inc. provides a full range of automotive-related distribution and financial services to Toyota dealerships in Alabama, Florida, Georgia, North Carolina and South Carolina, referred to herein as the “Five-State Area,” and provides financial services to other dealerships throughout the United States. Southeast Toyota Distributors, LLC, a wholly-owned subsidiary of JM Family Enterprises, Inc., is the exclusive distributor of Toyota cars and light-duty trucks, parts and accessories in the Five-State Area and distributes Toyota vehicles pursuant to a distributor agreement with Toyota Motor Sales, U.S.A., Inc., a California corporation, that commenced in 1968 and has been subsequently renewed through October 2024. World Omni Financial Corp. was established in 1981 and provides financial services to Toyota dealers in the Five-State Area and has operated under the “Southeast Toyota Finance” name since 1996.

Indenture Trustee

[ ].

Owner Trustee

[ ].

[Grantor Trust Trustee

[ ].]

Asset Representations Reviewer

[ ].

[[Swap][Cap] Counterparty

[ ].]

[Initial] Cutoff Date

[ ].

The information presented in this prospectus relates to [the][a] pool of receivables as of the [initial] cutoff date. [We refer to that pool as the “[initial] pool.” [If there is a [funding period][revolving period], the depositor will transfer to the issuing entity subsequent receivables to the extent that subsequent receivables have been acquired by the depositor from World Omni Financial Corp. We refer to such pool of receivables as of the end of the [funding period][revolving period] as the “final pool.”]

[If the aggregate initial principal amount of the notes is $  ,] [t]he aggregate [starting] principal balance of the receivables included in the [initial] pool [sold to the issuing entity on the closing date will be][was] $[      ] [and if the aggregate initial principal amount of the notes is $  , the aggregate [starting] principal balance of the receivables included in the [initial] pool [sold to the issuing entity on the closing date will be][was] $[      ]] as of the [initial] cutoff date. The issuing entity will be entitled to all payments received after the cutoff date with respect to the pool of receivables.

[Subsequent Cutoff Date]

[      ]/[With respect to any receivables transferred to the issuing entity after the closing date, the date specified by the depositor.]

Closing Date

On or about [      ].

The Notes

World Omni [Select] Auto [Receivables] Trust 20[ ]-[ ] will issue the following notes:

Class A-1 [[  ]%/Fixed Rate] Asset-Backed Notes [if the aggregate initial principal amount of the notes is $[  ],] in the aggregate initial principal amount of $[  ] [, which may be comprised of $[  ] Class A-1a [  ]% Fixed Rate Asset-Backed Notes and $[  ] Class A-1b [the applicable Benchmark] plus [  ]% Floating Rate Asset-Backed Notes] [and, if the aggregate initial principal amount of the notes is $[  ], in the aggregate initial principal amount of $[  ]] [, which may be comprised of $[  ] Class A-1a [  ]% Fixed Rate Asset-Backed Notes and $[  ] Class A-1b [the applicable Benchmark] plus [  ]% Floating Rate Asset-Backed Notes];

Class A-2 [[  ]%/Fixed Rate] Asset-Backed Notes [if the aggregate initial principal amount of the notes is $[  ],] in the aggregate initial principal amount of $[  ] [, which may be comprised of $[  ] Class A-2a [  ]% Fixed Rate Asset-Backed Notes and $[  ] Class A-2b [the applicable Benchmark] plus [  ]% Floating Rate Asset-Backed Notes] [and, if the aggregate initial principal amount of the notes is $[  ], in the aggregate initial principal amount of $[  ]] [, which may be comprised of $[  ] Class A-2a [  ]% Fixed Rate Asset-Backed Notes and $[  ] Class A-2b [the applicable Benchmark] plus [  ]% Floating Rate Asset-Backed Notes];

Class A-3 [[  ]%/Fixed Rate] Asset-Backed Notes [if the aggregate initial principal amount of the notes is $[  ],] in the aggregate initial principal amount of $[  ] [, which may be comprised of $[  ] Class A-3a [  ]% Fixed Rate Asset-Backed Notes and $[  ] Class A-3b [the applicable Benchmark] plus [  ]% Floating Rate Asset-Backed Notes] [and, if the aggregate initial principal amount of the notes is $[  ], in the aggregate initial principal amount of $[  ]] [, which may be comprised of $[  ] Class A-3a [  ]% Fixed Rate Asset-Backed Notes and $[  ] Class A-3b [the applicable Benchmark] plus [  ]% Floating Rate Asset-Backed Notes];

Class A-4 [[  ]%/Fixed Rate] Asset-Backed Notes [if the aggregate initial principal amount of the notes is $[  ],] in the aggregate initial principal amount of $[  ] [, which may be comprised of $[  ] Class A-4a [  ]% Fixed Rate Asset-Backed Notes and $[  ] Class A-4b [the applicable Benchmark] plus [  ]% Floating Rate Asset-Backed Notes] [and, if the aggregate initial principal amount of the notes is $[  ], in the aggregate initial principal amount of $[  ]] [, which may be comprised of $[  ] Class A-4a [  ]% Fixed Rate Asset-Backed Notes and $[  ] Class A-4b [the applicable Benchmark] plus [  ]% Floating Rate Asset-Backed Notes]; [and]

Class A-5 [[  ]%/Fixed Rate] Asset-Backed Notes [if the aggregate initial principal amount of the notes is $[  ],] in the aggregate initial principal amount of $[  ] [, which may be comprised of $[  ] Class A-5a [  ]% Fixed Rate Asset-Backed Notes and $[  ] Class A-5b [the applicable Benchmark] plus [  ]% Floating Rate Asset-Backed Notes] [and, if the aggregate initial principal amount of the notes is $[  ], in the aggregate initial principal amount of $[  ]] [, which may be comprised of $[  ] Class A-5a [  ]% Fixed Rate Asset-Backed Notes and $[  ] Class A-5b [the applicable Benchmark] plus [  ]% Floating Rate Asset-Backed Notes]; [and]

Class B [[  ]%/Fixed Rate] Asset-Backed Notes [if the aggregate initial principal amount of the notes is $[  ],] in the aggregate initial principal amount of $[  ] [, which may be comprised of $[  ] Class Ba [  ]% Fixed Rate Asset-Backed Notes and $[  ] Class Bb [the applicable Benchmark] plus [  ]% Floating Rate Asset-Backed Notes] [and, if the aggregate initial principal amount of the notes is $[  ], in the aggregate initial principal amount of $[  ]] [, which may be comprised of $[  ] Class Ba [  ]% Fixed Rate Asset-Backed Notes and $[  ] Class Bb [the applicable Benchmark] plus [  ]% Floating Rate Asset-Backed Notes] [.][; and]

[Class C [[  ]%/Fixed Rate] Asset-Backed Notes [if the aggregate initial principal amount of the notes is $[  ],] in the aggregate initial principal amount of $[  ] [, which may be comprised of $[  ] Class Ca [  ]% Fixed Rate Asset-Backed Notes and $[  ] Class Cb [the applicable Benchmark] plus [  ]% Floating Rate Asset-Backed Notes] [and, if the aggregate initial principal amount of the notes is $[  ], in the aggregate initial principal amount of $[  ]] [, which may be comprised of $[  ] Class Ca [  ]% Fixed Rate Asset-Backed Notes and $[  ] Class Cb [the applicable Benchmark] plus [  ]% Floating Rate Asset-Backed Notes].]

[Class D [[  ]%/Fixed Rate] Asset-Backed Notes [if the aggregate initial principal amount of the notes is $[  ],] in the aggregate initial principal amount of $[  ] [, which may be comprised of $[  ] Class Da [  ]% Fixed Rate Asset-Backed Notes and $[  ] Class Db [the applicable Benchmark] plus [  ]% Floating Rate Asset-Backed Notes] [and, if the aggregate initial principal amount of the notes is $[  ], in the aggregate initial principal amount of $[  ]] [, which may be comprised of $[  ] Class Da [  ]% Fixed Rate Asset-Backed Notes and $[  ] Class Db [the applicable Benchmark] plus [  ]% Floating Rate Asset-Backed Notes].]

[Class E [[  ]%/Fixed Rate] Asset-Backed Notes [if the aggregate initial principal amount of the notes is $[  ],] in the aggregate initial principal amount of $[  ] [, which may be comprised of $[  ] Class Ea [  ]% Fixed Rate Asset-Backed Notes and $[  ] Class Eb [the applicable Benchmark] plus [  ]% Floating Rate Asset-Backed Notes] [and, if the aggregate initial principal amount of the notes is $[  ], in the aggregate initial principal amount of $[  ]] [, which may be comprised of $[  ] Class Ea [  ]% Fixed Rate Asset-Backed Notes and $[  ] Class Eb [the applicable Benchmark] plus [  ]% Floating Rate Asset-Backed Notes].]

[Class F [[  ]%/Fixed Rate] Asset-Backed Notes [if the aggregate initial principal amount of the notes is $[  ],] in the aggregate initial principal amount of $[  ] [, which may be comprised of $[  ] Class Fa [  ]% Fixed Rate Asset-Backed Notes and $[  ] Class Fb [the applicable Benchmark] plus [  ]% Floating Rate Asset-Backed Notes] [and, if the aggregate initial principal amount of the notes is $[  ], in the aggregate initial principal amount of $[  ]] [, which may be comprised of $[  ] Class Fa [  ]% Fixed Rate Asset-Backed Notes and $[  ] Class Fb [the applicable Benchmark] plus [  ]% Floating Rate Asset-Backed Notes].

The interest rate for the Class [ ] Notes will be a fixed rate or a combination of a fixed rate and floating rate if that class has both a fixed rate tranche and a floating rate tranche. If the interest rate is a floating rate, the rate will be based on [the applicable benchmark] plus the applicable spread described on the cover page of this prospectus. However, the benchmark and the applicable spread may change under certain circumstances. For more information about how the interest rate based on [the applicable benchmark] is determined and the circumstances under which the benchmark and the applicable spread may change, see “Description of the Notes—Payments of Interest” in this prospectus.

The Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes [,][and] the Class A-4 Notes [and the Class A-5 Notes] are referred to in this prospectus collectively as the “Class A Notes.”  The Class A Notes [together with][,] the Class B Notes [[,][and] the Class C Notes] [[,][and] the Class D Notes] [[,][and] the Class E Notes] [and the Class F Notes] are referred to in this prospectus collectively as the “notes.”

[We refer to the Class [ ][-[ ]]a Notes and the Class [ ][-[ ]]b Notes collectively in this prospectus as the “Class [ ][-[ ]] Notes.” The allocation of the principal amount between the Class [ ][-[ ]]a Notes and the Class [ ][-[ ]]b Notes will be determined on the day of pricing of the notes offered hereunder. The depositor expects that the principal amount of the Class [ ][-[ ]]b Notes will not exceed $[ ][ if the aggregate initial principal amount of the notes is $[  ], and will not exceed $[  ], if the aggregate initial principal amount of the notes is $[  ]]. See "Risk Factors—Risks Associated With Unknown Allocation Between Class A-2a Notes and Class A-2b Notes Prior to Pricing."].

[The depositor will make the determinations regarding the aggregate initial principal amount of the notes [(including with regard to the Class [ ][-[ ]]a Notes and the Class [ ][-[ ]]b Notes)][and the allocation of the principal balance between the Class A-2 Notes and the Class A-3 Notes] based on, among other considerations, market conditions at the time of pricing. See "Risk Factors—Risks Relating to the Notes and Structure of the Transaction—Risks Associated With Unknown Aggregate Initial Principal Amount of the Notes Prior to Pricing."]

[The Class [     ] Notes will initially be retained by the depositor or one or more affiliates thereof on the closing date and are not being offered under this prospectus and.]/[[In addition,] All or a portion of [one or more classes of notes][the Class [ ] Notes] may initially be retained by the depositor or one or more affiliates thereof on the closing date.]/[The depositor will retain [[ ]% of each class of notes][a single vertical security] and the certificates of the issuing entity.] We refer to the notes other than any notes retained (or subsequently acquired) by the depositor or one of its affiliates as the “offered notes,” [collectively with the certificates, which are not being offered by this prospectus, not retained by the depositor or one or more of its affiliates (the “securities”)]. [On or after the closing date, the depositor or any such affiliate may sell any such retained notes or certificates [subject to certain limitations described in “U.S. Credit Risk Retention” [and “EU and UK Credit Risk Retention.”]].]

[If the issuing entity issues any floating rate notes, it will enter into a corresponding interest rate [swap][cap] with respect to each class or tranche of floating rate notes.] [See “Description of the Notes—Payments of Interest” in this prospectus for a description of how the interest rate based on [the applicable Benchmark] is determined.]

[If the aggregate initial principal amount of the notes is $[    ], [t]he aggregate initial principal amount of the Class A Notes will be $[         ] and the aggregate initial principal amount of the Class B Notes will be $[ ] [[,][and] the aggregate initial principal amount of the Class C Notes will be $[           ]] [[,][and] the aggregate initial principal amount of the Class D Notes will be $[          ]] [[,][and] the aggregate initial principal amount of the Class E Notes will be $[         ]] [and the aggregate initial principal amount of the Class F Notes will be $[          ]] [and, if the aggregate initial principal amount of the notes is $[           ], [t]he aggregate initial principal amount of the Class A Notes will be $[         ] and the aggregate initial principal amount of the Class B Notes will be $[          ] [[,][and] the aggregate initial principal amount of the Class C Notes will be $[          ]] [[,][and] the aggregate initial principal amount of the Class D Notes will be $[         ] [[,][and] the aggregate initial principal amount of the Class E Notes will be $[          ]]] [and the aggregate initial principal amount of the Class F Notes will be $[          ]]. The offered notes will be issued in minimum denominations of $[1,000] and integral multiples of $[1,000][,][and the Class [ ] Notes will be issued in minimum denominations of $[250,000] and integral multiples of $[1,000].] The offered notes will be issued in book-entry form only, through The Depository Trust Company (“DTC”) in the United States, Clearstream Banking, société anonyme (“Clearstream”) or Euroclear Bank S.A./N.V. (“Euroclear”) in Europe. [The Class [ ] Notes and any other retained notes will initially be issued in physical form only.] For more information, read “Registration of the Notes—Book-Entry Registration” in this prospectus. We expect that delivery of the notes will be made on the closing date.

Payment Dates

The issuing entity will make payments on the notes on the [15th] day of each month, except that when the [15th] day is not a business day, the issuing entity will make payments on the notes on the next business day. We refer to such date as a “payment date.” The initial payment date will be [      ].

[Additionally, if any Class A-1 Notes remain outstanding after the [ ] 20[ ] payment date, another payment date will occur on [ ] 20[ ] (the “special payment date”), which will also be the final scheduled payment date for the Class A-1 Notes. On the special payment date, available funds will be made available for the limited purpose of making payment of accrued interest on, and any outstanding principal of, the Class A-1 Notes.]

The final scheduled payment date for each class of notes is listed below. The depositor expects that each class of notes will be paid in full prior to its final scheduled payment date.

Class A-1 Notes	[ ]
Class A-2 Notes	[ ]
Class A-3 Notes	[ ]
Class A-4 Notes	[ ]
[Class A-5 Notes	[ ]]
Class B Notes	[ ]
[Class C Notes	[ ]]
[Class D Notes	[ ]]
[Class E Notes	[ ]]
[Class F Notes	[ ]]

Interest

On each payment date, the indenture trustee will remit to the holders of record of each class of notes as of the close of business on the related record date interest at the respective per annum interest rate applicable to that class of notes on the outstanding principal amount of that class of notes as of the close of business on the preceding payment date. For notes issued in book-entry form, the record date for a particular payment date will be the business day immediately preceding that payment date.

[However, if any Class A-1 Notes remain outstanding after the [ ] 20[ ] payment date, any accrued and unpaid interest on, and any outstanding principal of, the Class A-1 Notes will be due and payable on the special payment date, and a special record date of [ ] 20[ ] will apply for the Class A-1 Notes and the special payment date. Such amounts will be payable to the holders of the Class A-1 Notes on the special payment date from available funds for the regularly scheduled [ ] 20[ ] payment date.]

[Interest on [the/any] Class [  ] Notes will be calculated on the basis of the actual number of days in the related interest accrual period (which period will be from and including the previous payment date to but excluding the related payment date, except for the initial interest accrual period, which period will be from and including the closing date to but excluding the initial payment date) and a 360-day year. This means that the interest due on [the/any]Class [  ] Notes on each payment date will be the product of:

•	the aggregate outstanding principal amount of [the/any] Class [ ] Notes;

•	the related interest rate; and

•	the actual number of days from and including the previous payment date (or, in the case of the initial payment date, from and including the closing date) to but excluding the current payment date divided by 360.]

If the sum of [the applicable Benchmark] plus the applicable spread for the Class [  ]-[  ]b Notes set forth on the cover page of this prospectus is less than 0.00% for any interest accrual period, then the interest rate for the Class [  ]-[  ]b Notes for such interest accrual period will be deemed to be 0.00%.

[The Class [ ] Notes will not bear an interest rate, and therefore interest will not accrue or be paid with respect to the Class [ ] Notes.] [Interest for a related period on each other class of the notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months (which period will be from and including the 15th day of the preceding collection period (or, for the initial interest accrual period, from and including the closing date) to but excluding the 15th day of the current collection period). This means that the interest due on these classes of notes on each payment date will be the product of:

•	the aggregate outstanding principal amount of the related class of notes;

•	the related interest rate; and

•	30 (or, in the case of the initial payment date, [ ], assuming a closing date of [ ]) divided by 360.]

[Payments of interest on the notes generally will be subordinate to net payments by the issuing entity to the swap counterparty under the interest rate swaps. We refer you to “Description of the Trust Documents—Interest Rate Swaps” in this prospectus.] Interest payments on each class of the Class A Notes will have the same priority. Interest payments on the Class B Notes will be subordinated to the payment of interest on the Class A Notes. [Interest payments on the Class C Notes will be subordinated to the payment of interest on the Class A Notes and the Class B Notes.] [Interest payments on the Class D Notes will be subordinated to the payment of interest on the Class A Notes, the Class B Notes and the Class C Notes.] [Interest payments on the Class E Notes will be subordinated to the payment of interest on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes.] [Interest payments on the Class F Notes will be subordinated to the payment of interest on the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes.] As described under “Description of the Trust Documents—Distributions—Allocations and Distributions” in this prospectus, [during the amortization period,] the Class A Notes will be entitled to receive specified payments of principal before payments of interest are made on the Class B Notes [[,][and] the Class A Notes and the Class B Notes will be entitled to receive specified payments of principal before payments of interest are made on the Class C Notes] [[,][and] the Class A Notes, the Class B Notes and the Class C Notes will be entitled to receive specified payments of principal before payments of interest are made on the Class D Notes] [[,][and] the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes will be entitled to receive specified payments of principal before payments of interest are made on the Class E Notes] [and the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes will be entitled to receive specified payments of principal before payments of interest are made on the Class F Notes]. In addition, in the event that the notes are declared to be due and payable after the occurrence of an event of default, no interest will be payable on the Class B Notes until all principal of and interest on the Class A Notes have been paid in full [[,][and] no interest will be payable on the Class C Notes until all principal of and interest on the Class A Notes and the Class B Notes have been paid in full] [[,][and] no interest will be payable on the Class D Notes until all principal of and interest on the Class A Notes, the Class B Notes and the Class C Notes have been paid in full] [[,][and] no interest will be payable on the Class E Notes until all principal of and interest on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have been paid in full][and no interest will be payable on the Class F Notes until all principal of and interest on the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes have been paid in full].

We refer you to “Description of the Notes—Payments of Interest” in this prospectus.

Principal

[The issuing entity will not pay principal on the notes on any payment date related to the revolving period.] On each payment date [(other than the special payment date)][during the amortization period], from the amounts allocated to the holders of the notes to pay principal described in clauses [(3)], [(5)], [(7)], [(9)], [(11)] and [(13)] under “—Priority of Payments” below, the issuing entity will pay principal of the notes in the following order of priority:

(1) to the Class A-1 Notes[, pro rata among the Class A-1a Notes and the Class A-1b Notes,] until they are paid in full; then

(2) to the Class A-2 Notes[, pro rata among the Class A-2a Notes and the Class A-2b Notes,] until they are paid in full; then

(3) to the Class A-3 Notes[, pro rata among the Class A-3a Notes and the Class A-3b Notes,] until they are paid in full; then

(4) to the Class A-4 Notes[, pro rata among the Class A-4a Notes and the Class A-4b Notes,] until they are paid in full; [and then]

[(5) to the Class A-5 Notes[, pro rata among the Class A-5a Notes and the Class A-5b Notes,] until they are paid in full; [and then]]

([6]) to the Class B Notes[, pro rata among the Class Ba Notes and the Class Bb Notes,] until they are paid in full[.][and then]

[(7) to the Class C Notes[, pro rata among the Class Ca Notes and the Class Cb Notes,] until they are paid in full[.][and then]]

[(8) to the Class D Notes[, pro rata among the Class Da Notes and the Class Db Notes,] until they are paid in full[.][and then]]

[(9) to the Class E Notes[, pro rata among the Class Ea Notes and the Class Eb Notes,] until they are paid in full[.][and then]]

[(10) to the Class F Notes[, pro rata among the Class Fa Notes and the Class Fb Notes,] until they are paid in full[.]

[If any Class A-1 Notes remain outstanding after the [ ] 20[ ] payment date, any accrued and unpaid interest on, and any outstanding principal of, the Class A-1 Notes will be due and payable on the special payment date, and a special record date of [ ] 20[ ] will apply for the Class A-1 Notes and the special payment date. Such amounts will be payable to the holders of the Class A-1 Notes on the special payment date from available funds for the regularly scheduled [ ] 20[ ] payment date.]

If the notes are declared to be due and payable following the occurrence of an event of default, the issuing entity will pay principal of the notes in the following order of priority:

(1) to the holders of the Class A[-1] Notes[, pro rata based upon their respective unpaid principal amount,] until they are paid in full; then

(2) [to the holders of the other Class A Notes, pro rata based upon their respective unpaid principal amount, until they are paid in full]/[to the holders of the other Class A Notes sequentially until they are paid in full]; [and then]

(3) to the holders of the Class B Notes until they are paid in full[.][and then]

[(4) to the holders of the Class C Notes until they are paid in full.] [.][and then]

[(5) to the holders of the Class D Notes until they are paid in full[.][and then]

[(6) to the holders of the Class E Notes until they are paid in full.][and then]

[(7) to the holders of the Class F Notes until they are paid in full.]

All outstanding principal amounts and interest with respect to a class of notes will be payable in full on its final scheduled payment date. We refer you to “Description of the Trust Documents—Distributions—Payments to Noteholders” in this prospectus.

[Mandatory Prepayment]

[If there is a funding period, the notes will be prepaid in whole or in part on the payment date immediately following the collection period in which the last day of the funding period occurs if and to the extent any amounts remain on deposit in the pre-funding account on that payment date after giving effect to the purchase of all subsequent receivables. This mandatory prepayment will be applied to each class of notes in accordance with the priorities with respect to distributions of principal described under the first paragraph under “The Notes—Principal” above.]

Redemption Upon Optional Purchase

The servicer may, at its option, cause a redemption of the outstanding notes by purchasing all the receivables as set forth below. The servicer may only do this on any payment date [(other than the special payment date)] following the last day of any collection period during which the aggregate principal balance of the receivables is [10.00]% or less of the aggregate starting principal balance of all receivables transferred to the issuing entity. The redemption price of the notes shall equal the aggregate then-outstanding principal amount of the notes plus accrued and unpaid interest thereon to but excluding the date of redemption, and the purchase price for the receivables shall not be less than [the sum of] the redemption price [and all amounts owing to the swap counterparty under the interest rate swaps].

Priority of Payments

On each payment date [(other than the special payment date)] prior to the occurrence of any event of default which has resulted in the acceleration of the notes, any funds available for distribution from the receivables, [the net amount of funds received by the issuing entity under the interest rate [swaps][caps], funds available from the negative carry account up to the negative carry amount,] funds in excess of the amount required to be on deposit in the reserve account and other specified amounts constituting available funds, if any, in each case, with respect to that payment date, [after the deduction of servicing fees and unpaid servicing fees, paid to or retained by the servicer,] will be distributed in the following amounts and order of priority:

(1) [pro rata (a) the monthly swap payment amounts payable by the issuing entity to the swap counterparty under the interest rate swaps and (b)] [to the asset representations reviewer, all fees, expenses and indemnities due to the asset representations reviewer not previously paid by the servicer, up to a maximum amount of $[ ] per calendar year;]

(2) [pro rata (a)] interest on the Class A Notes [and (b) senior swap termination payment amounts owed by the issuing entity, if any];

(3) [during the amortization period,] principal of the notes in an amount equal to the amount by which (a) the aggregate outstanding principal amount of the Class A Notes as of the day immediately preceding such payment date exceeds (b) the aggregate principal balance of the receivables as of the last day of the related collection period[ less the yield supplement overcollateralization amount as of the last day of the related collection period, also referred to herein as the “YSOC Amount,” as described under “Description of the Trust Documents—The YSOC Amount” in this prospectus [, plus amounts, if any, on deposit in the pre-funding account as of the last day of the prior collection period]];

(4) [interest on the Class B Notes;]

(5) [during the revolving period, reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate outstanding principal amount of the notes exceeds the aggregate principal balance of the receivables as of the last day of the related collection period [less the YSOC Amount as of the last day of the related collection period]]/[during the amortization period,] principal of the notes in an amount equal to the amount by which (a) the aggregate outstanding principal amount of the Class A Notes and the Class B Notes as of the day immediately preceding such payment date exceeds (b) the aggregate principal balance of receivables as of the last day of the related collection period [less the YSOC Amount as of the last day of the related collection period][, plus amounts, if any, on deposit in the pre-funding account as of the last day of the prior collection period] less (c) any amounts allocated to pay principal of the notes under clause (3) above;

(6) [interest on the Class C Notes;]

[(7) [during the revolving period, reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate outstanding principal amount of the notes exceeds the aggregate principal balance of the receivables as of the last day of the related collection period [less the YSOC Amount as of the last day of the related collection period]]/[during the amortization period,] principal of the notes in an amount equal to the amount by which (a) the aggregate outstanding principal amount of the Class A Notes, the Class B Notes and the Class C Notes as of the day immediately preceding such payment date exceeds (b) the aggregate principal balance of receivables as of the last day of the related collection period [less the YSOC Amount as of the last day of the related collection period][, plus amounts, if any, on deposit in the pre-funding account as of the last day of the prior collection period] less (c) any amounts allocated to pay principal of the notes under clauses (3) and (5) above;]

[(8) interest on the Class D Notes;]

[(9) [during the revolving period, reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate outstanding principal amount of the notes exceeds the aggregate principal balance of the receivables as of the last day of the related collection period [less the YSOC Amount as of the last day of the related collection period]]/[during the amortization period,] principal of the notes in an amount equal to the amount by which (a) the aggregate outstanding principal amount of the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes as of the day immediately preceding such payment date exceeds (b) the aggregate principal balance of receivables as of the last day of the related collection period [less the YSOC Amount as of the last day of the related collection period][, plus amounts, if any, on deposit in the pre-funding account as of the last day of the prior collection period] less (c) any amounts allocated to pay principal of the notes under clauses (3), (5) and (7) above;]

[(10) interest on the Class E Notes;]

[(11) [during the revolving period, reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate outstanding principal amount of the notes exceeds the aggregate principal balance of the receivables as of the last day of the related collection period [less the YSOC Amount as of the last day of the related collection period]]/[during the amortization period,] principal of the notes in an amount equal to the amount by which (a) the aggregate outstanding principal amount of the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes as of the day immediately preceding such payment date exceeds (b) the aggregate principal balance of receivables as of the last day of the related collection period [less the YSOC Amount as of the last day of the related collection period][, plus amounts, if any, on deposit in the pre-funding account as of the last day of the prior collection period] less (c) any amounts allocated to pay principal of the notes under clauses (3), (5), (7) and (9) above;]

[(12) interest on the Class F Notes;]

[(13) [during the revolving period, reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate outstanding principal amount of the notes exceeds the aggregate principal balance of the receivables as of the last day of the related collection period [less the YSOC Amount as of the last day of the related collection period]]/[during the amortization period,] principal of the notes in an amount equal to the amount by which (a) the aggregate outstanding principal amount of the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes, the Class E Notes and the Class F Notes as of the day immediately preceding such payment date exceeds (b) the aggregate principal balance of receivables as of the last day of the related collection period [less the YSOC Amount as of the last day of the related collection period][, plus amounts, if any, on deposit in the pre-funding account as of the last day of the prior collection period] less (c) any amounts allocated to pay principal of the notes under clauses (3), (5), (7), (9) and (11) above;]

[(14)] to the reserve account, the amount, if any, necessary to fund the reserve account up to its required amount [and to reimburse the reserve account letter of credit bank for any unreimbursed draws];

[(15)] [during the revolving period, reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate outstanding principal amount of the notes plus the overcollateralization target amount exceeds the aggregate receivables principal balance as of the last day of the related collection period [less the YSOC Amount as of the last day of the related collection period, as increased above, plus the amounts deposited in the accumulation account above]]/[during the amortization period,] principal of the notes in an amount equal to the amount by which (a) the aggregate outstanding principal amount of the notes as of the day immediately preceding such payment date exceeds (b) the aggregate principal balance of the receivables as of the last day of the related collection period less [the sum of (x) the YSOC Amount as of the last day of the related collection period and (y)] the overcollateralization target amount for that payment date [, plus amounts, if any, on deposit in the pre-funding account as of the last day of the prior collection period], less (c) any amounts allocated to pay principal of the notes under clauses (3) and (5) [[,][and] (7)] [[,][and] (9)] [[,][and] (11)] [and (13)] above;

[(16)] [subordinate swap termination payment amounts payable by the issuing entity and any other amounts owed by the issuing entity to the swap counterparty pursuant to the interest rate swaps;]

[(17)] [(A) on any payment date prior to the final scheduled maturity date for the Class [ ] Notes, if the sum of (i) available funds remaining after payment of clauses (1) through (13) above and (ii) the remaining available balance in the Class [ ] reserve account after payment of all amounts due pursuant to clause [(13)] above, is equal to or greater than the outstanding principal amount of the Class [ ] Notes, principal of the Class [ ] Notes in an amount equal to the outstanding principal amount of the Class [ ] Notes, otherwise, in an amount equal to available funds remaining after payment of clauses (1) through [(14)] above; (B) on the final scheduled payment date for the Class [ ] Notes, principal to the Class [ ] Notes in an amount equal to the outstanding principal amount of the Class [ ] Notes;]

[(18) to the asset representations reviewer, all fees, expenses and indemnities due to the asset representations reviewer to the extent not paid in clause (1) above;] [and]

[(19)] [to the servicer, the servicing fee and all unpaid servicing fees with respect to prior collection periods;] [and]]

[(20)] the remainder, if any, as distributions to the certificateholders.

In the event that available funds are not sufficient to make the full amount of payments required by clauses (1) through [(13)] above, in accordance with the instructions of the servicer (based on information contained in the related servicer certificate), the indenture trustee will withdraw funds from the reserve account [or draw upon the reserve account letter of credit] and will apply those funds to complete the distributions required by those clauses in the priority specified above [add for eligible horizontal cash reserve account: , provided that amounts withdrawn from the reserve account will not be used to pay any fees or expenses of the sponsor or affiliates of the sponsor, including the servicer and the administrator].

[If any Class A-1 Notes remain outstanding after the [ ] 20[ ] payment date, any accrued and unpaid interest on, and any outstanding principal of, the Class A-1 Notes will be due and payable on the special payment date. Such amounts will be payable to the holders of the Class A-1 Notes on the special payment date from available funds for the regularly scheduled [ ] 20[ ] payment date. In the event that such available funds are not sufficient to make the full amount of such payments due to the holders of the Class A-1 Notes on the special payment date, the indenture trustee, in accordance with the instructions of the servicer (based on information contained in the related servicer certificate), will withdraw funds from the reserve account and apply those funds to make such payments.]

In the event that the notes are declared to be due and payable following the occurrence of an event of default under the indenture, available funds will be distributed in the following order of priority:

(1) [pro rata (a) the monthly swap payment amounts payable by the issuing entity to the swap counterparty under the interest rate swaps and (b)] [to the owner trustee, [grantor trust trustee,] the indenture trustee and the asset representations reviewer, all fees, expenses and indemnities due to each such party and not previously paid by the servicer or the administrator, as applicable, on a pro rata basis based on amounts due and payable to each party;]

(2) [pro rata (a)] interest on the Class A Notes [and (b) senior swap termination payment amounts owed by the issuing entity, if any];

(3) principal of the Class A[-1] Notes, until paid in full[, and then principal of the Class A-2 Notes, Class A-3 Notes[,][ and] Class A-4 Notes [and the Class A-5 Notes], pro rata, until paid in full];

[(4) interest on the Class B Notes;]

[(5) principal of the Class B Notes, until paid in full;]

[(6) interest on the Class C Notes;]

[(7) principal of the Class C Notes, until paid in full;]

[(8) interest on the Class D Notes;]

[(9) principal of the Class D Notes, until paid in full;]

[(10) interest on the Class E Notes;]

[(11) principal of the Class E Notes, until paid in full];

[(12) interest on the Class F Notes;]

[(13) principal of the Class F Notes, until paid in full];

[(14)] [subordinate swap termination payment amounts payable by the issuing entity and any other amounts owed by the issuing entity to the swap counterparty pursuant to the interest rate swaps];[and]

[(15)] [(A) on any payment date prior to the final scheduled maturity date for the Class [ ] Notes, if the sum of (i) Available Funds remaining after payment of clauses (1) through (13) above and (ii) the remaining available balance in the Class [ ] reserve account after payment of all amounts due pursuant to clause (13) above, is equal to or greater than the outstanding principal amount of the Class [ ] Notes, principal of the Class [ ] Notes in an amount equal to the outstanding principal amount of the Class [ ] Notes, otherwise, in an amount equal to Available Funds remaining after payment of clauses (1) through [(14)] above, until paid in full;]

[(16)] [to the reserve account letter of credit bank, any unreimbursed draws on the reserve account letter of credit]; [and]

[(17)] [to the servicer, the servicing fee and all unpaid servicing fees with respect to prior collection periods;] [and]]

[(18)] the remainder, if any, as distributions to the certificateholders.]

We refer you to “Description of the Trust Documents—Distributions—Allocations and Distributions” in this prospectus. We also refer you to “Description of the Trust Documents—Distributions—Payments to Noteholders” in this prospectus and “Fees and Expenses” in this prospectus for a description of fees and expenses payable on each payment date out of available funds.

Events of Default; Priority and Acceleration

Each of the following shall be an event of default under the indenture:

•	a default for five business days or more in the payment of any interest on any note of the controlling securities;

•	a default in the payment of the principal of or any installment of the principal of any such note when the same becomes due and payable, to the extent funds are available therefor, and on the related final scheduled payment date or redemption date;

•	a material default in the observance or performance of any covenant or agreement of the issuing entity, subject to notice or cure provisions;

•	any representation or warranty made by the issuing entity being materially incorrect as of the date it was made, subject to notice and cure provisions; or

•	some events of bankruptcy, insolvency, receivership or liquidation of the issuing entity, both voluntary and involuntary.

The amount of principal required to be paid to noteholders under the indenture, however, generally will be limited to amounts available to make such payments in accordance with the priority of payments. Thus, the failure to pay principal of a class of notes due to a lack of amounts available to make such a payment will not result in the occurrence of an event of default until the final scheduled payment date for that class of notes or the redemption date.

Upon any event of default, the indenture trustee or a majority of the holders of controlling securities may immediately declare the unpaid principal amount of the notes, together with accrued and unpaid interest thereon through the date of acceleration, due and payable.

If the notes are accelerated, the priority of payments will change. For further detail, we refer you to “Description of the Trust Documents— Distributions—Payments to Noteholders” in this prospectus.

Controlling Securities

So long as the Class A Notes are outstanding, the Class A Notes will be the controlling securities. As a result, holders of each class of the Class A Notes generally vote together as a single class under the indenture. For additional information about the voting rights of noteholders, see “Description of the Trust Documents—Indenture” and “Description of the Trust Documents—Voting Rights; Controlling Securities” in this prospectus. Upon payment in full of the Class A Notes, the Class B Notes will be the controlling securities [[,][and], upon payment in full of the Class B Notes, the Class C Notes will be the controlling securities][[,][and], upon payment in full of the Class C Notes, the Class D Notes will be the controlling securities] [[,][and], upon payment in full of the Class D Notes, the Class E Notes will be the controlling securities] [and, upon payment in full of the Class E Notes, the Class F Notes will be the controlling securities]. [See “Holders of the Class B Notes [[,][and] the Class C Notes] [[,][and] the Class D Notes][[,][and] the Class E Notes][and the Class F Notes] May Suffer Losses Because They Have Limited Control Over Actions of the Issuing Entity and Conflicts Between Classes of Notes May Occur” in this prospectus.] Notes held by the depositor or any affiliate thereof will be disregarded and deemed not to be outstanding in determining whether the holders of the requisite outstanding principal amount of the controlling securities have given any request, demand, authorization, direction, notice, consent or waiver under any trust document.

[Only after the notes are no longer outstanding will the certificates have any of the rights of the controlling securities.]

[Interest Rate [Swaps][Caps]]

[The issuing entity will enter into one or more interest rate [swaps][caps] with [ ], as the [swap][cap] counterparty, to hedge its floating rate interest obligations with respect to the Class [ ] Notes.]

[Add for interest rate swaps:]

[Under each interest rate swap, on each payment date, the swap counterparty will be obligated to make a monthly payment to the issuing entity in an amount equal to the product of (i) a notional amount equal to the outstanding aggregate principal amount of the related class of floating rate notes as of the preceding payment date or, in the case of the initial payment date, the closing date, and (ii) a floating interest rate based on [the applicable Benchmark] for the related payment date plus the applicable spread set forth below, and the issuing entity will make a monthly payment to the swap counterparty in an amount equal to the product of (a) that same notional amount and (b) the applicable fixed monthly interest rate set forth below on the basis of a 360-day year of twelve 30-day months.]

[The spread to be used in calculating the swap counterparty’s payments under the interest rate swaps related to [Class [ ] Notes] will be equal to [ %]. The fixed rates to be used in calculating the issuing entity’s payments under the interest rate swaps related to [the Class [ ] Notes] will be equal to [ %] per annum.]

[On each payment date, the amount that the issuing entity is obligated to pay to the swap counterparty will be netted against the amount that the swap counterparty is obligated to pay to the issuing entity. Only the net amount payable will be due from the issuing entity or the swap counterparty, as applicable. Monthly swap payment amounts payable by the issuing entity will rank higher in priority than interest payments due on the notes.]

[In the event that the swap counterparty’s long-term or short-term ratings cease to be at the levels required by [insert rating agencies], the swap counterparty will be obligated to either obtain a guaranty from or assign its rights and obligations under the interest rate swaps to another party with the required rating or post collateral. [Insert description of any additional rating agency requirements.] If the swap counterparty has not taken one of these specified actions within the specified time, the issuing entity may terminate the interest rate swaps.]

[Add for interest rate caps:]

[Under each interest rate cap, the issuing entity will be required to pay the purchase price for each interest rate cap on or before the [effective date of such interest rate cap][closing date] and, following the payment of such purchase price, shall have no further payment obligations with respect to such cap.] [On the business day prior to each payment date,] [the cap counterparty will be obligated to pay the issuing entity an amount equal to the excess of the interest rate on each class or tranche of floating rate notes over an interest rate equal to a strike price specified in the related interest rate cap, which amount will not be less than zero.]

[In the event that the cap counterparty’s long-term or short-term ratings cease to be at the levels required by [insert rating agencies], the cap counterparty will be obligated to either obtain a guaranty from or assign its rights and obligations under the interest rate caps to another party with the required rating or post collateral. [Insert description of any additional rating agency requirements.] If the cap counterparty has not taken one of these specified actions within the specified time, the issuing entity may terminate the interest rate caps.]

[See “Description of the Trust Documents—Interest Rate [Swaps][Caps]” in this prospectus for additional information.]

Servicing

After the sale of the receivables to the issuing entity, World Omni Financial Corp. will continue to service the receivables. World Omni Financial Corp.’s responsibilities as servicer will include collection of payments, realization on the receivables and the financed vehicles, selling or otherwise disposing of defaulted receivables and monitoring the performance of the receivables. In return for World Omni Financial Corp.’s services, the issuing entity will pay a fee to World Omni Financial Corp. on each payment date out of collections received by the issuing entity, which generally will be 1/12th of [1.00]% of the aggregate principal balance of receivables as of the first day of the related collection period. [However, the servicing fee payable to the servicer on the initial payment date with respect to the initial collection period will be pro-rated to compensate for the length of the initial collection period [not] being [longer than] one month.] We refer you to “Description of the Trust Documents—Servicing Compensation” in this prospectus.

The Receivables

The primary assets of the issuing entity will include a pool of fixed rate retail installment sale contracts used to finance new and used automobiles and light-duty trucks. We refer to these contracts as “receivables.” [All or a portion of the receivables will be acquired by the issuing entity on the closing date, which receivables we refer to as the “initial receivables,” and the remainder of the receivables will be acquired by the issuing entity after the closing date, which receivables we refer to as the “subsequent receivables.”] The issuing entity will be entitled to receive all payments received after the [initial] cutoff date with respect to the [initial] receivables, [and in the case of the subsequent receivables, after each subsequent cutoff date that is designated for those subsequent receivables by the depositor.]

We refer to the principal balance of a receivable as of the cutoff date as the “starting principal balance” of that receivable and the principal balance of a receivable as of the date it was originated as the “original principal balance” of that receivable.

[The pool of receivables selected for this transaction is comprised of receivables secured by (i) Toyota branded vehicles with a FICO score at the time of origination between and including [ ] and [ ], (ii) used non-Toyota branded vehicles with any or no FICO score at the time of origination and (iii) new Toyota branded vehicles with original terms to maturity of [ ]-[ ] months with any or no FICO score at the time of origination.]

[If on the closing date the issuing entity does not acquire receivables with an aggregate starting principal balance as of the initial cutoff date[, less the YSOC Amount as of the initial cutoff date,] at least equal to the aggregate principal amount of the notes plus an amount equal to the initial overcollateralization, an amount equal to the shortfall shall be deposited into a pre-funding account and the issuing entity will have a funding period during which it is expected to acquire subsequent receivables. In that event, amounts will also be deposited into the negative carry account. On the closing date, $[ ] will be deposited into the pre-funding account and will represent [ ]% of the sum of (a) the aggregate starting principal balance of the initial receivables[, less the YSOC Amount as of the initial cutoff date], and (b) the expected aggregate starting principal balance of the subsequent receivables[, less the YSOC Amount for such subsequent receivables as of the related subsequent cutoff date].]

[Other than with respect to the purchase of subsequent receivables], there is no requirement or ability to add or remove receivables from the pool other than the right of the [issuing entity][grantor trust] to cause World Omni Financial Corp. to repurchase [or substitute] receivables upon a breach of a representation, warranty or covenant. The sole remedy for such breach shall be repurchase [or substitute] of any such affected receivables as described under “Description of the Trust Documents—Sale and Assignment of Receivables” in this prospectus.

The assets of the issuing entity will also include [rights under the interest rate [swaps][caps],] monies on deposit in specific accounts, including the reserve account [and the accumulation account], [the pre-funding account, and the negative carry account], other property and the proceeds thereof. See “The Issuing Entity—The Trust Property” in this prospectus for additional information regarding the assets of the issuing entity.

The receivables held by the [issuing entity][grantor trust] will be sold by World Omni Financial Corp. to World Omni Auto Receivables LLC[[,][and]] then by World Omni Auto Receivables LLC to the issuing entity [and then transferred by the issuing entity to the grantor trust]. The issuing entity will grant a security interest in [the receivables][the grantor trust certificate] and other specified trust property to the indenture trustee for the benefit of the noteholders.

[If the aggregate initial principal amount of the notes is $[  ],] [a]s of the [initial] cutoff date, the receivables in the [initial] pool had the following general characteristics:

Aggregate [Starting] Principal Balance	$[ ]
Weighted Average Contract Rate(1)	[ ]%
Range of Contract Rates	[ ]% to [ ]%
Weighted Average Remaining Term to Maturity(1)	[ ] months
Weighted Average Original Term to Maturity(1)	[ ] months
[Weighted Average [FICO® score][Vantage Score](1)(2)(3)(6)]	[ ]
[Range of [FICO® scores][Vantage Scores] that represents greater than 90% of all pool [FICO® scores][Vantage Scores](2)(3)(4)(6)]	[ ]
[Weighted Average Maximum [FICO® score][Vantage Score](1)(2)(3)(5)]	[ ]
[Percent of Aggregate Starting Principal Balance that is Toyota]	[ ]%
[Percent of Aggregate Starting Principal Balance that is non-Toyota]	[ ]%
[Percent of Aggregate Starting Principal Balance that is new]	[ ]%
[Percent of Aggregate Starting Principal Balance that is used]	[ ]%
[Percent of Aggregate Starting Principal Balance with Original Terms to Maturity of [ ]-[ ] Months]	[ ]%
Latest Scheduled Maturity Date	[ ]

(1) Weighted based on the aggregate [starting] principal balance of the receivables [as of the cutoff date].

[(2) [FICO® is a registered trademark of Fair Isaac Corporation]. An obligor's [FICO® score][Vantage Score] measures the likelihood that such obligor will repay his or her obligation as expected. The [FICO® score][Vantage Score] for each account reflects the first bureau score reviewed (typically Equifax) at time of application.]

[(3) [FICO® scores][Vantage Scores] are calculated excluding accounts for which no [FICO® score][Vantage Score] is available in World Omni Financial Corp.'s account servicing system. Of the [ ] receivables in the pool of receivables as of the cutoff date, [ ] or [ ]% of the aggregate number of receivables in the pool, are accounts for which [FICO® scores][Vantage Scores] are unavailable.]

[(4) A 90% [FICO® score][Vantage Score] range of [ ] to [ ] has the meaning that greater than 90% of the aggregate [starting] principal balance of the applicable receivables is composed of obligors with [FICO® scores][Vantage Scores] between [ ] and [ ], with less than 5% of obligor [FICO® scores][Vantage Scores] (based on the aggregate [starting] principal balance of the applicable receivables) exceeding [ ] and less than 5% of obligor [FICO® scores][Vantage Scores] (based on the aggregate [starting] principal balance of the applicable receivables) falling below [ ].]

[(5) For receivables with co-obligors, the [FICO® score][Vantage Score] used to compute the weighted average maximum [FICO® score][Vantage Score] is the greater of the two [FICO® scores][Vantage Scores] between the primary applicant and the co-applicant. The greater of the two [FICO® scores][Vantage Scores] is used by World Omni Financial Corp. to assign the pricing for each such contract.]

[(6)] [FICO® score][Vantage Score] is calculated using the primary applicant FICO® or, if not available, the co-applicant FICO®.]

[If the aggregate initial principal amount of the notes is $[  ], as of the [initial] cutoff date, the receivables in the [initial] pool had the following general characteristics:

Aggregate [Starting] Principal Balance	$[ ]
Weighted Average Contract Rate(1)	[ ]%
Range of Contract Rates	[ ]% to [ ]%
Weighted Average Remaining Term to Maturity(1)	[ ] months
Weighted Average Original Term to Maturity(1)	[ ] months
[Weighted Average [FICO® score][Vantage Score](1)(2)(3)(6)]	[ ]
[Range of [FICO® scores][Vantage Scores] that represents greater than 90% of all pool [FICO® scores][Vantage Scores](2)(3)(4)(6)]	[ ]
[Weighted Average Maximum [FICO® score][Vantage Score](1)(2)(3)(5)]	[ ]
[Percent of Aggregate Starting Principal Balance that is Toyota]	[ ]%
[Percent of Aggregate Starting Principal Balance that is non-Toyota]	[ ]%
[Percent of Aggregate Starting Principal Balance that is new]	[ ]%
[Percent of Aggregate Starting Principal Balance that is used]	[ ]%
[Percent of Aggregate Starting Principal Balance with Original Terms to Maturity of [ ]-[ ] Months]	[ ]%
Latest Scheduled Maturity Date	[ ]

(1) Weighted based on the aggregate [starting] principal balance of the receivables [as of the cutoff date].

[(2) [FICO® is a registered trademark of Fair Isaac Corporation.] An obligor's [FICO® score][Vantage Score] measures the likelihood that such obligor will repay his or her obligation as expected. The [FICO® score][Vantage Score] for each account reflects the first bureau score reviewed (typically Equifax) at time of application.]

[(3) [FICO® scores][Vantage Scores] are calculated excluding accounts for which no [FICO® score][Vantage Score] is available in World Omni Financial Corp.'s account servicing system. Of the [ ] receivables in the pool of receivables as of the cutoff date, [ ] or [ ]% of the aggregate number of receivables in the pool, are accounts for which [FICO® scores][Vantage Scores] are unavailable.]

[(4) A 90% [FICO® score][Vantage Score] range of [ ] to [ ] has the meaning that greater than 90% of the aggregate [starting] principal balance of the applicable receivables is composed of obligors with [FICO® scores][Vantage Scores] between [ ] and [ ], with less than 5% of obligor [FICO® scores][Vantage Scores] (based on the aggregate [starting] principal balance of the applicable receivables) exceeding [ ] and less than 5% of obligor [FICO® scores][Vantage Scores] (based on the aggregate [starting] principal balance of the applicable receivables) falling below [ ].]

[(5) For receivables with co-obligors, the [FICO® score][Vantage Score] used to compute the weighted average maximum [FICO® score][Vantage Score] is the greater of the two [FICO® scores][Vantage Scores] between the primary applicant and the co-applicant. The greater of the two [FICO® scores][Vantage Scores] is used by World Omni Financial Corp. to assign the pricing for each such contract.]]

[(6)] [FICO® score][Vantage Score] is calculated using the primary applicant FICO® or, if not available, the co-applicant FICO®.]

[To the extent material, insert data regarding the number of receivables included in the [initial] receivables pool that have been subject to a waiver, modification or extension, including a description of the type of waiver, modification and extension.]

For further information about the characteristics of the receivables in the [initial] pool as of the [initial] cutoff date, see “The Receivables Pool” in this prospectus.

[The characteristics of the receivables in the final pool [as of the end of the funding period] may differ from, but will not differ materially from, those of the receivables in the [initial] pool as of the [initial] cutoff date.] All receivables acquired by the issuing entity must, however, satisfy the eligibility criteria specified under “The Receivables Pool-The [Initial] Receivables” in this prospectus.

There are no outstanding series or classes of securities that are backed by the pool of receivables and there are no material direct or contingent claims on or against the receivables other than those held by the secured parties under the indenture.

In connection with the offering of the notes, the depositor has performed a review of the receivables in the [initial] pool and certain disclosure in this prospectus, including certain asset-level data disclosures incorporated by reference into this prospectus, relating to such receivables,  and has concluded that it has reasonable assurance that such disclosure is accurate in all material respects as described under “The Receivables—Review of Pool Assets” in this prospectus.

[World Omni Financial Corp. does not consider any of the receivables in the [initial] pool to constitute exceptions to World Omni Financial Corp.’s written underwriting guidelines as described in “World Omni Financial Corp.’s Automobile Finance Business—Underwriting” in this prospectus.] [Insert information on the nature of any exceptions made to the underwriting criteria, if any, and provide data regarding the number of such receivables that represent an exception to the underwriting criteria in the asset pool.]

Credit Enhancement

Credit enhancement is intended to provide protection against losses or delays in payments on the notes. Credit enhancement may not provide protection against all risks of loss and may not guarantee repayment of the entire principal amount of the notes and interest thereon. If losses on the receivables exceed the amount covered by any credit enhancement or are not covered by any credit enhancement, the relevant securityholders will bear their allocable share of such losses, as described in this prospectus. The credit enhancement for the notes is in the form of a reserve account, subordination, overcollateralization[, the yield supplement overcollateralization amount] and excess interest.

[Risk Retention] Reserve Account

On the closing date, [if the aggregate initial principal amount of the notes is $[  ], $[      ] will be deposited into the reserve account [or available under the reserve account letter of credit], and, if the aggregate initial principal amount of the notes is $[  ],] $[  ] will be deposited into the reserve account [or available under the reserve account letter of credit],] which[, in each case,] is equal to approximately [  ]% of the aggregate starting principal balance of the [initial] receivables as of the [initial] cutoff date [less the YSOC Amount as of the [initial] cutoff date]. However, on or prior to the closing date, the depositor may, in its sole discretion, increase the amount of the initial deposit to be made into the reserve account on the closing date. Any such increase in the initial deposit into the reserve account will result in a corresponding increase to the amount required to be on deposit in the reserve account on any payment date, as described below.

[In addition, on each date during the funding period on which subsequent receivables are transferred to the issuing entity, cash or eligible investments in an amount equal to [  ]% of the aggregate starting principal balance of such subsequent receivables as of the related subsequent cutoff date [less the YSOC Amount of such subsequent receivables as of the related subsequent cutoff date] will be withdrawn from the pre-funding account and deposited into the reserve account.]

On each payment date, in accordance with the instructions of the servicer (based on information contained in the related servicer certificate), the indenture trustee will apply funds from the reserve account to make the payments in clauses (1) through [(13)] under the section entitled “Priority of Payments” above that are not covered by collections on the receivables[, net amounts received by the issuing entity under the interest rate [swaps][caps] and amounts available from the negative carry account] [add for eligible horizontal cash reserve account: , provided that amounts withdrawn from the reserve account will not be used to pay any fees or expenses of the sponsor or affiliates of the sponsor, including the servicer and the administrator]. In addition, on the final scheduled payment date for any class of notes, if any principal amount of such class of notes remains outstanding, in accordance with the instructions of the servicer (based on information contained in the related servicer certificate), the indenture trustee will apply funds from the reserve account [or the Class [ ] Notes reserve account, as applicable] to repay such class of notes in full.

The amount required to be on deposit in the reserve account [or available for draw under the reserve account letter of credit] on any payment date [(other than the special payment date)] is equal to [the lesser of (a)] [  ]% of the aggregate starting principal balance of all receivables transferred to the issuing entity [less the YSOC Amount [of those receivables] as of the [applicable] cutoff date][end of the related collection period][, provided that, with respect to any payment date after the date on which the aggregate principal amount of the Class [ ] Notes is paid in full, [ ]% of the aggregate outstanding principal balance of the receivables as of the end of the related collection period [less the YSOC Amount],] [or (b) the aggregate outstanding principal amount of the notes on such payment date after giving effect to all payments of principal thereof]. However, on or prior to the closing date, the depositor may, in its sole discretion, increase such percentage requirement. Any such increase in the percentage requirement will result in a corresponding increase to the initial deposit required to be made into the reserve account on the closing date.

[Amounts in the reserve account in excess of the required amount for any payment date will become part of available funds for that payment date.] The reserve account [or the reserve account letter of credit] will be replenished [or repaid], if necessary, to its required amount with collections on the receivables remaining after making required payments to the asset representations reviewer and allocations of interest and principal payments on the notes. Upon the payment in full[, or the provision of such payment,] of the Notes and Certificates, the amount required to be on deposit in the reserve account [available for draw under the reserve account letter of credit] shall be reduced to zero and, in accordance with the instructions of the servicer (based on information contained in the related servicer certificate), the indenture trustee will distribute any remaining funds in the reserve account to the [depositor][certificateholders].

[add for eligible horizontal cash reserve account: The reserve account is structured to be an “eligible horizontal cash reserve account” under Regulation RR of the Exchange Act. The sponsor intends to fund the reserve account with the deposit of a portion of the purchase price for the offered notes on the closing date, in partial satisfaction of its risk retention obligations. See “U.S. Credit Risk Retention” in this prospectus for more information.]

[Class [ ] Reserve Account

On the closing date, $[    ] in cash or eligible investments will be deposited into the Class [ ] reserve account to be used solely for payments on the Class [ ] Notes. Available funds, to the extent available for this purpose, will be added to the Class [ ] reserve account on each payment date, until the amount in the Class [ ] reserve account equals the required Class [ ] reserve account amount. For a description of the Class [ ] reserve account and the calculation of the required Class [ ] reserve account amount, see "Description of the Trust Documents—Class [ ] Reserve Account.”]

Subordination of the Class B Notes [[,][and] the Class C Notes][[,][and] the Class D Notes][[,][and] the Class E Notes][and the Class F Notes]

The subordination in priority of payments of the Class B Notes to the Class A Notes will provide additional credit enhancement to the Class A Notes [[,][and] the subordination in priority of payments of the Class C Notes to the Class A Notes and the Class B Notes will provide additional credit enhancement to the Class A Notes and the Class B Notes][[,][and] the subordination in priority of payments of the Class D Notes to the Class A Notes, the Class B Notes and the Class C Notes will provide additional credit enhancement to the Class A Notes, the Class B Notes and the Class C Notes][[,][and] the subordination in priority of payments of the Class E Notes to the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes will provide additional credit enhancement to the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes][and the subordination in priority of payments of the Class F Notes to the Class E Notes, the Class D Notes, the Class C Notes, the Class B Notes and the Class A Notes will provide additional credit enhancement to the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes]. The Class B Notes will be allocated available funds only after the Class A Notes have received their applicable portions of available funds for a given payment date [[,][and] the Class C Notes will be allocated available funds only after the Class A Notes and the Class B Notes have received their applicable portions of available funds for a given payment date][[,][and] the Class D Notes will be allocated available funds only after the Class A Notes, the Class B Notes and the Class C Notes have received their applicable portions of available funds for a given payment date][[,][and] the Class E Notes will be allocated available funds only after the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have received their applicable portions of available funds for a given payment date][and the Class F Notes will be allocated available funds only after the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes have received their applicable portions of available funds for a given payment date]. The priority of payments is further described in “Description of the Notes—Payments of Interest,” “Description of the Notes—Payments of Principal” and “Description of the Trust Documents—Distributions” in this prospectus

Losses not covered by any credit enhancement or support will be effectively allocated to the classes of notes in the reverse order of priority of payments on the notes, such that losses will be first allocated to the overcollateralization, if any, [then to the principal amount of the Class F Notes,] [then to the principal amount of the Class E Notes,] [then to the principal amount of the Class D Notes,] [then to the principal amount of the Class C Notes,] then to the principal amount of the Class B Notes and then to the principal amount of the Class A Notes.

Overcollateralization

Overcollateralization represents the amount by which the aggregate principal balance of the receivables held by the issuing entity [less the YSOC Amount] [plus amounts in the pre-funding account, if any,] exceeds the aggregate outstanding principal amount of the notes [(other than the Class [ ] Notes)]. Overcollateralization as of the closing date is expected to be approximately [ ]% of the aggregate starting principal balance of the [initial] receivables [less the YSOC Amount of the [initial] receivables as of the [initial] cutoff date]. [On any date on which subsequent receivables are transferred to the issuing entity during the [pre-funding period][revolving period], additional overcollateralization will be added to the issuing entity in an amount equal to approximately [ ]% of the aggregate starting principal balance of the subsequent receivables transferred to the issuing entity on that date [less the YSOC Amount of those subsequent receivables as of the [related cutoff date][end of the related collection period]].]   In addition, [during the amortization period] the application of funds according to clause ([15]) under the section entitled “Priority of Payments“ above is designed to increase the level of overcollateralization as of any payment date [(other than the special payment date)] to a target amount of [(i)] [ ]% of the aggregate outstanding principal balance of the receivables as of [the cutoff date][the end of the related collection period] [less the YSOC Amount] [for so long as the Class [ ] Notes are outstanding and (ii) [ ]% of the aggregate outstanding principal balance of the receivables as of the [cutoff date][end of the related collection period] [less the YSOC Amount] after the Class [ ] Notes are paid in full], but not less than [ ]% of the aggregate starting principal balance of the receivables [less the YSOC Amount as of the closing date (which will be the YSOC Amount as calculated as of the cutoff date)] [plus [ ]% of the aggregate starting principal balance of any subsequent receivables transferred to the issuing entity [less the YSOC Amount of those subsequent receivables as of the related [cutoff date][end of the related collection period]]. The overcollateralization will be available to absorb losses on the receivables that are not otherwise covered by excess collections on the receivables, if any.

[The Yield Supplement Overcollateralization Amount

The YSOC Amount, with respect to any collection period and the related payment date, or with respect to the [initial] cutoff date [or any subsequent cutoff date], is the aggregate amount by which the principal balance as of the last day of such collection period or as of the [respective] cutoff date of [each of] the receivables (other than defaulted receivables) with a contract rate less than the “required rate” (as defined below) for such payment date or cutoff date, exceeds the present value, calculated using a discount rate equal to the required rate, of each scheduled payment of each such receivable assuming such scheduled payment is made on the last day of each month and each month has 30 days. As used herein, the term “required rate” means [  ]%/[ (i) with respect to the [initial] cutoff date and any payment date on or prior to the date on which the aggregate principal amount of the Class A-[ ] Notes is paid in full, [ ]%, and (ii) with respect to any payment date after the date on which the aggregate principal amount of the Class A-[ ] Notes is paid in full, [ ]% (provided, that if the issuing entity does not issue a floating rate Class A-[ ] Note, the required rate means [ ]%], or [(in each case)] such other percentage approved by the rating agencies hired by the sponsor to rate the notes.]

Excess Interest

The amount paid by obligors in respect of interest on the receivables is expected to be greater than the amount of the related servicing fee, [amounts payable to the asset representations reviewer,] and interest on the notes each month. Any such excess in interest payments from obligors will serve as additional credit enhancement.

[To be inserted if applicable — In the event a provider of credit enhancement or other support such as a derivative is liable or contingently liable to provide 10% or more of the cash flow for the notes, additional descriptive and financial information regarding the credit enhancement provider or derivative counterparty, as applicable.]

[Purchases of Subsequent Receivables]

[If on the closing date the issuing entity does not acquire receivables with an aggregate starting principal balance as of the initial cutoff date[, less the YSOC Amount as of the initial cutoff date,] at least equal to the aggregate principal amount of the notes plus an amount equal to the initial overcollateralization, an amount equal to the shortfall shall be deposited into a pre-funding account and the issuing entity will have a funding period during which it is expected to acquire subsequent receivables. In that event, amounts will also be deposited into the negative carry account.]

[Pre-Funding Account]

[If there is a funding period, on the closing date, $ [ ], which represents [ ]% of the sum of the aggregate starting principal balance of the initial receivables[, less the YSOC Amount as of the initial cutoff date,] and the expected aggregate starting principal balance of the subsequent receivables[, less the expected YSOC Amount for such subsequent receivables as of the related subsequent cutoff date,] will be deposited into a segregated trust account held by the indenture trustee for the benefit of the noteholders, and will be used to acquire subsequent receivables from the depositor during the funding period. On each subsequent transfer date during the funding period, the depositor will transfer to the issuing entity subsequent receivables having an aggregate starting principal balance [less the YSOC Amount for such subsequent receivables as of the related subsequent cutoff date] that is at least equal to the initial pre-funded amount to the extent that subsequent receivables have been acquired by the depositor from World Omni Financial Corp., and will deposit the required amounts in the reserve account in connection with that acquisition. On each subsequent transfer date during the funding period, (1) an amount equal to [ ]% of the starting principal balances of all subsequent receivables transferred to the issuing entity on such subsequent transfer date [less the YSOC Amount of those subsequent receivables as of the related subsequent cutoff date] will be withdrawn from the pre-funding account and (2) from those funds, an amount equal to the related reserve account subsequent transfer deposit will be deposited into the reserve account and the remainder will be paid to the depositor as payment for such subsequent receivables. The duration of the pre-funding period will not extend beyond one year after the date of issuance of the notes and the amount of proceeds deposited into the pre-funding account will not exceed 25% of the offering proceeds.]

[The “funding period” will be the period from and including the closing date until the earliest of (1) the date on which the amount on deposit in the pre-funding account (after giving effect to the acquisition of all subsequent receivables, including any subsequent receivables acquired on that date) is not greater than $100,000, (2) the occurrence of an event of default under the indenture, (3) the occurrence of a servicer default under the sale and servicing agreement, (4) the occurrence of specified events of insolvency with respect to the depositor or the servicer, and (5) the close of business on the last business day of [ ].]

[Any amount remaining in the pre-funding account at the end of the funding period will be payable to the noteholders as a mandatory prepayment as described above. For further information, please see “The Receivables Pool—The Subsequent Receivables” in this prospectus.]

[Negative Carry Account]

[If there is a funding period, on the closing date the depositor will deposit $[ ] into a segregated trust account held by the indenture trustee for the benefit of the noteholders. On each payment date related to a collection period in the funding period, the indenture trustee will withdraw the negative carry amount for that payment date and deposit it into the collection account. Such amount shall become part of available funds for that payment date.]

[The “negative carry amount” means, as of any payment date, the amount by which the total interest payable to the noteholders with respect to the pre-funded portion of the pool exceeds the investment earnings on the pre-funded amount during the preceding collection period.]

[On each payment date, any amount remaining on deposit in the negative carry account after giving effect to the distribution of the negative carry amount for that payment date in excess of the required negative carry account balance for that payment date will become part of available funds for that payment date. On the payment date following the collection period in which the last day of the funding period, if any, occurs, after giving effect to all withdrawals from the negative carry account on that payment date, all amounts remaining on deposit in the negative carry account will become part of available funds.]

[The “required negative carry account balance” means, as of any payment date, the lesser of (1) the amount then on deposit in the negative carry account and (2) the maximum negative carry amount for the remainder of the funding period, assuming no further withdrawals from the pre-funding account and investment earnings on amounts on deposit therein at a rate of [ ]%. The “maximum negative carry amount” for the closing date and for any payment date is equal to the product of (1) the excess of (a) the weighted average interest rates on the notes on that date[, assuming the interest rate on the Class [ ] Notes are [ ]%], over (b) [ ]%, multiplied by (2) the amount on deposit in the pre-funding account on that date, and multiplied by (3) the fraction of a year represented by the number of days from that date until, but excluding, the payment date immediately following the collection period in which the last day of the funding period occurs (calculated on the basis of a 360-day year of twelve 30-day months). The required negative carry amount will be zero for each payment date following the collection period in which the last day of the funding period occurs.]

[Revolving Period]

[The issuing entity will not make payments of principal on the notes on payment dates related to the revolving period.]

[The “revolving period” consists of the monthly periods from [ ] through [    ], and the related payment dates. We refer to the monthly periods and the related payment dates following the revolving period as the “amortization period.”]

[If an early amortization event occurs, the revolving period will terminate early, and the amortization period will begin. See “Description of the Trust Documents—Revolving Period” in this prospectus.]

[On each payment date related to the revolving period, amounts otherwise available to make principal payments on the notes will be applied to purchase additional receivables from the depositor. See “The Receivables Pool—Criteria Applicable to the Selection of Additional Receivables During the Revolving Period” in this prospectus.]

[The amount of additional receivables and percentage of asset pool will be determined by the amount of cash available from payments and prepayments on existing assets. There are no stated limits on the amount of additional receivables allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial asset pool. See “Description of the Trust Documents —Revolving Period” in this prospectus.]

[To the extent that amounts allocated for the purchase of additional receivables are not so used on any payment date related to the revolving period, they will be deposited into the accumulation account and applied on subsequent payment dates related to the revolving period to purchase additional receivables from the depositor.]

Tax Status

Kirkland & Ellis LLP, special U.S. federal tax counsel, is of the opinion that for U.S. federal income tax purposes, (i) the offered notes [will][should] be characterized as indebtedness, in each case, to the extent the offered notes are treated as beneficially owned by a person other than [the][a] [issuing entity][certificateholder] or its affiliates for such purposes[,][and](ii) the issuing entity will not be characterized as an association (or publicly traded partnership), in either case, taxable as a corporation [[,][and] [(iii)] the issuing entity [should], and the grantor trust [will], be classified as a “grantor trust” under the Code and [(iv)] the activities of the issuing entity [should] not cause it to be considered to be engaged in a U.S. trade or business]. In accepting an offered note, each holder of such note will be deemed to agree to treat the offered note as indebtedness for U.S. federal, state and local income and franchise tax purposes.

We refer you to “Material U.S. Federal Income Tax Consequences” in this prospectus for additional information concerning the application of U.S. federal income tax laws to the issuing entity and the notes and to “State and Local Tax Consequences” in this prospectus for additional information concerning the application of state tax laws to the issuing entity and the notes.

We encourage you to consult your own tax advisor regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the offered notes and the tax consequences arising under the laws of any state or other taxing jurisdiction. See “Material U.S. Federal Income Tax Consequences” and “State and Local Tax Consequences” in this prospectus.

ERISA Considerations

Subject to the considerations discussed under “Certain ERISA Considerations” in this prospectus, the offered notes are that are the subject of an opinion of counsel concluding that, for U.S. federal income tax purposes, such offered notes will be characterized as indebtedness (each an “ERISA-Eligible Note”) are eligible for purchase by pension, profit-sharing or other employee benefit plans, as well as individual retirement accounts.

By its acquisition of an ERISA-Eligible Note, each investor will be deemed to represent that either (i) it is not and will not be acquiring such note (or beneficial interest therein) on behalf of, or with the assets of any Benefit Plan or any governmental, non-U.S. or church plan or any other employee benefit plan or arrangement that is subject to Similar Law or (ii) its acquisition and holding of such note (or beneficial interests therein) will not constitute or give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any Similar Law.

[With respect to any other note that is not the subject of an opinion of counsel concluding that, for U.S. federal income tax purposes, such note will be characterized as indebtedness (an “ERISA-Ineligible Note”), such note may not be acquired by or on behalf of (i) any Benefit Plan, (ii) any entity or account deemed to hold the “plan assets” of the foregoing, or (iii) any plan subject to any Similar Law unless the acquisition and holding of such note (or beneficial interest therein) will not constitute or give rise to a violation of any Similar Law.]

We refer you to “Certain ERISA Considerations” in this prospectus.

Ratings of the Notes

We expect that the notes [(other than the Class [  ] Notes)] will receive credit ratings from at least [two] nationally recognized rating agencies hired by the sponsor to rate the notes.

The rating agencies hired by the sponsor have discretion to monitor and adjust the ratings on the notes.

The notes may receive an unsolicited rating from a rating agency not hired by the sponsor that is different from the ratings provided by the rating agencies hired by the sponsor to rate the notes. As of the date of this prospectus, we are not aware of any unsolicited ratings on the notes. A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or a withdrawal of a rating, from any other rating agency. See “Risk Factors—General Risks Relating to the Transaction— Withdrawal or downgrading of the initial ratings of the notes will, and the issuance of unsolicited ratings on your notes or any adverse changes to a hired rating agency may, affect the prices for the offered notes upon resale” in this prospectus for more information.

[Eligibility of the Class A-1 Notes for Purchase by Money Market Funds]

[The Class A-1 Notes are structured to be eligible for purchase by money market funds under Rule 2a-7 under the Investment Company Act. Rule 2a-7 includes additional criteria for investments by money market funds, some of which have recently been amended, including additional requirements relating to portfolio maturity, liquidity and risk diversification. If you are a money market fund contemplating a purchase of Class A-1 Notes, you are encouraged to consult your counsel before making a purchase.]

Certificates

The issuing entity will also issue certificates that represent the equity or residual interest in the issuing entity and the right to receive amounts that remain after the issuing entity makes full payment of interest on and principal of the notes payable on a given payment date [(other than the special payment date)], required deposits to the reserve account [or repayment of the reserve account letter of credit] on that payment date and other required payments. The certificates are not being offered by this prospectus. The depositor will initially retain the certificates[.] / [in satisfaction of the risk retention obligations of the sponsor. The depositor may transfer all or a portion of the certificates to another majority-owned affiliate of the sponsor on or after the closing date. The certificates will not be transferred, financed, pledged or hedged except as permitted under the risk retention regulations. See "U.S. Credit Risk Retention" [and “EU and UK Credit Risk Retention.] in this prospectus for more information.]

[Insert for Eligible Horizontal Residual Interest: U.S. Credit Risk Retention

Pursuant to the SEC’s credit risk retention rules, 17 C.F.R. Part 246 (“Regulation RR”), World Omni Financial Corp., as sponsor, is required to retain, either directly or through a majority-owned affiliate, an economic interest in the credit risk of the receivables. The depositor is a wholly-owned affiliate of World Omni Financial Corp. and will retain the required economic interest in the credit risk of the receivables to satisfy the sponsor’s requirements under Regulation RR. The depositor may transfer the required retained interest to another majority-owned affiliate of World Omni Financial Corp. on or after the closing date in accordance with Regulation RR.

World Omni Financial Corp. intends to satisfy its obligation to retain credit risk by causing the depositor, its wholly-owned subsidiary, to retain an “eligible horizontal residual interest” in an amount equal to at least [5]% of the fair value, as of the closing date, of all of the notes and certificates to be issued by the issuing entity. The retained eligible horizontal residual interest will take the form of the issuing entity’s certificates. If the aggregate initial principal amount of the notes is $[  ], the sponsor expects the issuing entity’s certificates and the notes to have a fair value of between approximately $[  ] and $[  ] and the issuing entity’s certificates to have a fair value of between approximately $[  ] and $[  ], which is between approximately [  ]% and [  ]% of the fair value, as of the closing date, of all of the notes and certificates to be issued by the issuing entity, and, if the aggregate initial principal amount of the notes is $[  ], the sponsor expects the issuing entity’s certificates and the notes to have a fair value of between approximately $[  ] and $[  ] and the issuing entity’s certificates to have a fair value of between approximately $[  ] and $[  ], which is between approximately [  ]% and [  ]% of the fair value, as of the closing date, of all of the notes and certificates to be issued by the issuing entity.

The sponsor will recalculate the fair value of the certificates following the closing date to reflect any changes in the methodology or inputs and assumptions described in this prospectus. The sponsor or the depositor will disclose in the first investor report filed on Form 10-D following the closing date any material differences or changes in the variables used, as well as updated information regarding the fair value of the certificates. For a description of the valuation methodology used to calculate the fair values of the notes and certificates and of the eligible horizontal residual interest set forth in the preceding paragraphs, see “U.S. Credit Risk Retention” in this prospectus.

The sponsor does not intend to transfer or hedge the portion of its retained economic interest that is intended to satisfy the requirements of Regulation RR except as permitted under Regulation RR [and in accordance with the Securitization Rules]. See “U.S. Credit Risk Retention” [and “EU and UK Credit Risk Retention.] in this prospectus for more information.]

[Insert for Eligible Vertical Interest: U.S. Credit Risk Retention

Pursuant to the SEC’s credit risk retention rules, 17 C.F.R. Part 246 (“Regulation RR”), World Omni Financial Corp., as sponsor, is required to retain, either directly or through a majority-owned affiliate, an economic interest in the credit risk of the receivables. The sponsor intends to satisfy its obligations under Regulation RR by retaining or causing the [depositor] to retain at least [5]% of each class of notes and the certificates, which satisfies the requirements for an “eligible vertical interest” under Regulation RR. The sponsor or the [depositor] is required to retain this interest until the later of two years from the closing date, the date the aggregate principal balance of the receivables is one-third or less of the aggregate starting principal balance of the receivables, or the date the outstanding principal amount of the notes is one-third or less of the original outstanding principal amount. The sponsor, the depositor, or any of their affiliates may not hedge the credit risk of the retained interest during this period. If the percentage of each class of notes and the certificates retained by the depositor on the closing date is materially different than [ ]%, the sponsor will include the retained percentage in the first investor report.

By retaining the "eligible vertical interest," the [depositor] will be a noteholder of [ ]% of each class of notes and will be entitled to receive [ ]% of all payments of interest and principal made on each class of notes and, if any class of notes incurs losses, will bear % of those losses. Each class of notes retained by the [depositor] as part of the "eligible vertical interest" will have the same terms as all other notes in that class, except that the notes retained by the depositor will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other trust document. For a description of the notes, and thus of the "eligible vertical interest," and the credit enhancement available for notes, you should read "Description of the Notes" and "Description of the Trust Documents."]

The sponsor does not intend to transfer or hedge the portion of its retained economic interest that is intended to satisfy the requirements of Regulation RR except as permitted under Regulation RR. See “U.S. Credit Risk Retention” in this prospectus for more information.

[Insert for transactions not structured to comply with any aspect of EU or UK Credit Risk Retention: EU and UK Credit Risk Retention

None of the sponsor, the depositor, the servicer, the issuing entity or the underwriters, their respective affiliates nor any other party to the transactions described in this prospectus makes any representation or agreement that it intends or is required under the transaction documents to retain a material net economic interest in the securitization constituted by the issuance of the [notes][securities] in a manner that would satisfy the requirements of (i) the EU Securitisation Regulation or (ii) the UK Securitisation Regulation.

None of the sponsor, the depositor, the servicer, the issuing entity or the underwriters, their respective affiliates nor any other party to the transactions described in this prospectus undertakes to take any other action or refrain from taking any action prescribed or contemplated in, or for purposes of, or in connection with, compliance by any investor with any requirement of, the EU Securitisation Regulation or the UK Securitisation Regulation.

The arrangements described under “U.S. Credit Risk Retention” have not been structured with the objective of ensuring compliance with the requirements of the EU Securitisation Regulation or the UK Securitisation Regulation by any person. Consequently, the notes may not be a suitable investment for investors who are subject to the EU Securitisation Regulation or the UK Securitisation Regulation. As a result, the price and liquidity of the notes in the secondary market may be adversely affected.

Prospective investors are responsible for analyzing their own legal and regulatory position and are advised to consult with their own investment and legal advisors regarding the suitability of the notes for investment and the scope, applicability of, and compliance with the EU Securitisation Regulation, the UK Securitisation Regulation and any other existing or future similar regimes in any relevant jurisdictions or other applicable regulations.

For more information regarding the EU Securitisation Regulation and the UK Securitisation Regulation, see “Underwriting” below.]

[Insert for transactions structured to comply with material net economic interest retention: EU and UK Credit Risk Retention

On the closing date, the sponsor will covenant and agree, with reference to the Securitisation Rules as in effect and applicable on the closing date, that it will, as “originator” (as such term is defined for the purposes of each of the Securitisation Regulations), retain, upon issuance of the notes and on an ongoing basis, for as long as any notes remain outstanding, a material net economic interest (the “Retained Interest”) in the securitisation transaction described in this prospectus, in the form specified in paragraph (d) of Article 6(3) of each of the Securitisation Regulations, by holding and continuing to hold, all the limited liability company interests in the depositor (or one or more wholly-owned special purpose subsidiaries of the sponsor), which in turn will retain the certificates to be issued by the issuing entity, such certificates constituting the first loss tranche and representing at least 5% of the aggregate nominal value of the receivables transferred to the issuing entity.

The securitization transaction described in this prospectus is not being structured to ensure compliance by any person with the transparency requirements in Article 7 of the Securitization Regulations. Further, except as described herein, no party to the transaction described in this prospectus is required by the transaction documents, or intends, to take or refrain from taking any action with regard to such transaction in a manner prescribed or contemplated by the Securitisation Rules, or to take any other action for the purposes of, or in connection with, facilitating or enabling compliance by any person with the applicable Investor Due Diligence Requirements and/or any corresponding national measures that may be relevant.

Each prospective investor in the notes that is an Affected Investor should independently assess and determine whether, and to what extent, the agreement by World Omni to retain the Retained Interest as described in this prospectus and the information provided in this prospectus, in the monthly reports to investors or otherwise to be provided to noteholders, are or will be sufficient for the purposes of such prospective investor’s compliance with the applicable Investor Due Diligence Requirements and/or any corresponding national measures that may be relevant and/or with any other applicable legal, regulatory or other requirements.

Any failure by an Affected Investor to comply with the applicable Investor Due Diligence Requirements with respect to an investment in the offered notes may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions by the competent authority of such Affected Investor. The Securitisation Rules and any changes to the regulation or regulatory treatment of the notes for some or all investors may negatively impact the regulatory position of noteholders or prospective investors and have an adverse impact on the value and liquidity of the notes. Prospective investors should analyze their own regulatory position, and are encouraged to consult with their own investment and legal advisors, regarding application of, and compliance with, any applicable Investor Due Diligence Requirements or other applicable regulations and the suitability of the offered notes for investment.

See “Risk Factors—Risks Relating to Certain Regulatory and Material Legal Aspects of the Receivables—Requirements for Certain European Union and United Kingdom Regulated Investors” and “EU and UK Risk Retention” in this prospectus for more information.]

SUMMARY OF RISK FACTORS [Will not exceed two pages on any given transaction]

The following summary is a short, concise description of some of the material risks applicable to this transaction. For this reason, the summary does not contain all the information that may be important to you and does not purport to summarize all the risks applicable to your investment. You should carefully read and consider the risk factors set forth under “Risk Factors,” as well as all other information contained in this prospectus.

Risks Relating to the Notes and the Structure of the Transaction

The notes are subject to certain risks related to the structure of the transaction and characteristics of the notes as asset-backed securities which may lead to payment delays, shortfalls or losses on your notes, including due to factors such as, but not limited to:

•	the limited pool of trust assets and sources of funds available to make payments on the notes,

•	subordination of the more junior classes of notes to the more senior classes of notes,

•	actions by the “controlling securities” that may be adverse to the interests of holders of the other classes of notes [and the certificateholders],

•	acceleration of payments on your notes due to an event of default,

•	retention by the depositor of one or more classes of notes, [and]

•	the unknown aggregate initial principal amount of the notes prior to pricing,

•	[the unknown allocation of principal amount between any class of notes with a combination of fixed and floating rate notes,][and]

•	[failure by the [swap][cap] counterparty to make payments to the issuing entity or losses suffered under any such agreements,][and]

•	[uncertainty regarding the benchmark rate,][and]

•	[prepayment of principal on your notes from distributions of amounts in the [pre-funding account][accumulation account] due to lack of purchase of additional receivables,][and]

•	[adverse characteristics of subsequent receivables purchased during the [funding period]/[revolving period][.][,]][and]

•	[failure by the reserve account letter of credit bank to honor a draw on the reserve account letter of credit].

Risks Relating to the Receivables, the Related Financed Vehicles and the Obligors

The notes are subject to certain risks related to the performance of the receivables, other trust property, and financial condition of the obligors which may lead to payment delays, shortfalls or losses on your notes, including due to factors such as, but not limited to:

•	insufficient collections due to poor performance of the receivables pool, deteriorating financial circumstances of individual obligors, or other factors,

•	high amounts of vehicle recalls,

•	depreciation of certain financed vehicles,

•	lower than expected resale value of repossessed vehicles,

•	unpredictable rates of prepayments of the receivables or prepayment of the notes due to an event of default, [and]

•	redemption of the receivables pool by the servicer[.][,][and]

•	[higher credit risk associated with obligors with lower [FICO® scores][Vantage Scores].]

Risks Relating to the Transaction Parties

The notes are subject to certain risks related to the transaction parties involved in the transaction which may lead to payment delays, shortfalls or losses on your notes, including due to factors such as, but not limited to:

•	a bankruptcy filing of World Omni Financial Corp. or the depositor,

•	the termination of, or the failure to renew, the distributor agreement between Southeast Toyota Distributors, LLC and Toyota Motor Sales, U.S.A., Inc.,

•	the ability of the servicer to comingle collections with its own funds and use them at its own risk and for its own benefit for specified periods of time in accordance with the trust documents, and

•	a security breach or cyber-attack affecting World Omni Financial Corp.’s business and ability to perform its obligations under the trust documents.

Risks Relating to Economic Conditions and Other External Factors

The notes are subject to certain risks related to general, macroeconomic conditions, and other external factors such as natural catastrophes and pandemics which may lead to payment delays, shortfalls or losses on your notes, adversely affect the resale value of your notes and/or limit your ability to resell your notes, including due to factors such as, but not limited to:

•	[the COVID-19 pandemic, its economic impact and the impact of the ensuing measures, such as closures and stay-at-home orders, adopted by governmental and non-governmental actors in response to the pandemic,]

•	the geographic concentration of the obligors in certain states which may be more adversely affected by natural catastrophes[, the COVID-19 pandemic] or economic conditions than others,

•	downturns in general economic conditions, including high levels of unemployment, high interest rates, inflation, volatile gasoline and oil prices and low levels of consumer confidence in the economy, [and]

•	the absence of a secondary market for your notes or an insufficiently liquid secondary market for your notes[.][,][and]

•	[the failure of the transaction and the notes to meet the requirements of certain environmentally or sustainability focused investors,][.][and]

•	[the impact of climate change and regulatory requirements on World Omni Financial Corp.’s business.]

Risks Relating to Certain Regulatory and Other Material Legal Aspects of the Receivables

The notes are subject to certain risks related to certain federal, state and local, legal and regulatory developments affecting the transaction parties and the collectability of the receivables which may lead to payment delays, shortfalls or losses on your notes, including due to factors such as, but not limited to:

•	[tax withholding obligations of the issuing entity regarding certain foreign purchasers of the securities,]

•	[while the sponsor will retain a material net economic interest in the transaction, the transaction is not structured to comply with the investor due diligence requirements, the reporting requirements or any other aspect of either the EU Securitisation Regulation (as defined below) or the UK Securitisation Regulation (as defined below) and their related rules,]

•	the Dodd-Frank Wall Street Reform and Consumer Protection Act, other similar legislation or future legislation,

•	federal and state laws that prohibit, limit, or delay repossession and sale of the vehicles to recover losses on defaulted automobile retail installment sale contracts,

•	federal and state consumer protection laws that regulate the creation, collection and enforcement of retail installment sale contracts, or that may require the termination of the retail installment sale contract or refunded payments to be made to the obligor,

•	the impact of the Servicemembers Civil Relief Act and similar state legislation on the servicer’s ability to collect from obligor’s engaged in active military duty or other covered action, and

•	the interests of other persons and competing claims in the receivables and financed vehicles that could be superior to the issuing entity’s interests.

General Risks Relating to the Transaction

The notes are subject to certain general risks applicable to transactions of this nature which may lead to payment delays, shortfalls or losses on your notes, including due to factors such as, but not limited to:

•	prepayment, reinvestment, the complexity of the transaction structure, default and market risk, the tax consequences of an investment and the interaction of these factors,

•	a withdrawal or downgrade of the initial ratings on the notes, or any adverse actions by a rating agency hired by the sponsor to rate the notes, any adverse changes to such rating agency and the issuance of unsolicited ratings on your notes,

•	limitations on your ability to exercise your rights directly due to the lack of a physical note, and

•	potential delays of your receipt of principal and interest payments from the indenture trustee due to payments on the notes being made through DTC.

Risk Factors

You should carefully consider the following risks for the notes before making an investment decision. In particular, distributions on your notes will depend on payments received on and other recoveries with respect to the receivables. Therefore, you should carefully consider the risk factors relating to the receivables and the financed vehicles.

Your investment could be materially and adversely affected if any of the following risks are realized.

Risks relating to the notes and the structure of the transaction

Limited Assets of the Issuing Entity Could Result in Losses on the Notes.	The issuing entity will not have any significant assets or sources of funds to make payments on the notes other than [the collections on the receivables][distributions by the grantor trust of collections on the receivables][, amounts, if any, in the negative carry account up to the negative carry amount, net amounts received by the issuing entity under the interest rate [swaps][caps]] and the amounts available in the reserve account [and the Class [ ] reserve account]. You must rely upon [payments on the receivables][distributions by the grantor trust of collections on the receivables][, amounts, if any, in the negative carry account up to the negative carry amount, net amounts received by the issuing entity under the interest rate [swaps][caps]] and amounts available in the reserve account for repayment of your notes. Although (1) funds in the reserve account [and the Class [ ] reserve account] may be available on any payment date to cover shortfalls in distributions of interest and certain distributions of principal on the notes and (2) funds in the reserve account [and the Class [ ] reserve account] may be replenished with collections on the receivables remaining after making required interest payments and certain principal payments on the notes, the amounts available from the reserve account [or the reserve account letter of credit][and the class [ ] reserve account][and the negative carry account, if any,] are limited. If the amounts on deposit in the reserve account [and the Class [ ] reserve account][and the negative carry account] become depleted, the issuing entity will depend solely on collections on the receivables[distributions by the grantor trust of collections on the receivables] [and the net amount received by the issuing entity under the interest rate [swaps][caps]] to make payments on the notes. If the amounts on deposit in the reserve account [or available for draw under the reserve account letter of credit][and the Class [ ] reserve account][and the negative carry account] are insufficient to cover shortfalls in payments of interest and principal, you may suffer losses.

You Must Rely for Repayment Only Upon the Issuing Entity’s Assets, Which May Not Be Sufficient to Make Full Payments on Your [Notes][Securities].	Your notes are obligations of the issuing entity. Your notes will not represent an interest in or obligation of World Omni Auto Receivables LLC, World Omni Financial Corp., the indenture trustee, the owner trustee[[,] the grantor trust[,] the grantor trust trustee] or any other person. Distributions on each class of notes will depend solely on the amount and timing of payments and other collections in respect of the receivables and the credit enhancement for the notes. World Omni Auto Receivables LLC cannot assure you that these amounts, together with other payments and collections in respect of the receivables, will be sufficient to make full and timely distributions on the notes. The notes and the receivables will not be insured or guaranteed, in whole or in part, by the United States or any governmental entity or by any other person.

[Class B Notes [[,][and] the Class C Notes][[,][and] the Class D Notes][[,][and] the Class E Notes][and the Class F Notes] Are Subject to Greater Risk Because of Subordination of [that][those] [Class][Classes].]

The Class B Notes[[,][and] the Class C Notes][[,][and] the Class D Notes][[,][and] the Class E Notes][and the Class F Notes][, respectively,] bear greater risks than the classes of notes with a prior alphabetical class designation because payments of interest on and principal of such classes of notes are subordinated, to the extent described in "Description of the Notes—Payments of Interest," "Description of the Notes—Payments of Principal" and "Description of the Trust Documents—Distributions" in this prospectus, to payments of interest[, if any,] on and principal of the classes of notes with a prior alphabetical class designation.

[The Class [ ] Notes will not bear an interest rate, and therefore interest will not accrue or be paid with respect to the Class [ ] Notes.] Interest payments on the Class B Notes[[,][and] the Class C Notes][[,][and] the Class D Notes][[,][and] the Class E Notes][and the Class F Notes][, respectively,] on each payment date will be subordinated [to servicing fees due to the servicer,] payments to the asset representations reviewer, if any, payments to the indenture trustee[, the grantor trust trustee] and owner trustee following an event of default and acceleration of the notes, and interest and principal payments on the classes of notes with a prior alphabetical class designation due on such payment date. In addition, in the event the notes are declared to be due and payable after the occurrence of an event of default, no interest will be payable on the Class B Notes[[,][and] Class C Notes][[,][and] Class D Notes] [[,][and] Class E Notes][and the Class F Notes][, respectively,] until all principal of and interest[, if any,] on the classes of notes with a prior alphabetical class designation have been paid in full.

Principal payments on the Class B Notes[[,][and] the Class C Notes][[,][and] the Class D Notes][[,][and] the Class E Notes][and the Class F Notes][, respectively,] will be subordinated in priority to principal payments on the classes of notes with a prior alphabetical class designation, as described in "Description of the Notes—Payments of Principal" in this prospectus. In addition, in the event the notes are declared to be due and payable after the occurrence of an event of default, principal payments on the Class B Notes[[,][and] the Class C Notes][[,][and] the Class D Notes][[,][and] the Class E Notes][and the Class F Notes] will be subordinated to payments of interest on the classes of notes with the same or a prior alphabetical class designation, as described in "Description of the Notes—Payments of Principal" in this prospectus.

[This subordination could result in reduced or delayed payments of principal of and interest on the Class B Notes [,][and] the Class C Notes[[,][and] the Class D Notes][[,][and] the Class E Notes][and the Class F Notes.]

[Holders of the Class B Notes [[,][and] the Class C Notes][[,][and] the Class D Notes][[,][and] the Class E Notes][and the Class F Notes] May Suffer Losses Because They Have Limited Control Over Actions of the Issuing Entity and Conflicts Between Classes of Notes May Occur.]	[The Class A Notes will be the "controlling securities" under the indenture while any Class A Notes are outstanding. [The Class B Notes will be the controlling securities only after the Class A Notes have been paid in full][,][and] the Class C Notes will be the controlling securities only after the Class A Notes and Class B Notes have been paid in full][,][and] the Class D Notes will be the controlling securities only after the Class A Notes, the Class B Notes and the Class C Notes have been paid in full][[,][and] the Class E Notes will be the controlling securities only after the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have been paid in full][and the Class F Notes will be the controlling securities only after the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes have been paid in full].]]

[The rights of the controlling securities will include the following:

• following an event of default, to direct the indenture trustee to exercise one or more of the remedies specified in the indenture relating to the property of the issuing entity, including a sale of the receivables;

• following a servicer termination event, to waive the servicer termination event or to terminate the servicer;

• to remove the indenture trustee and appoint a successor; and

• to consent to certain other actions specified in the indenture.]

[In exercising any rights or remedies under the indenture, the controlling securities may act solely in its own interests. Therefore, holders of Class B Notes [[,][and] Class C Notes][[,][and] Class D Notes][[,][and] Class E Notes][and the Class F Notes][, respectively] that are subordinated to the controlling securities will not be able to participate in the determination of any proposed actions that are within the purview of the controlling securities, and the controlling securities could take actions that would adversely affect the holders of the classes of notes with a later alphabetical class designation.]

[Only after the notes are no longer outstanding will the certificates have any of the rights of the controlling securities.]

Payment Priorities Increase Risk of Loss or Delay in Payment to Certain Notes.

Because the principal of each class of notes generally will be paid sequentially, (i) classes of Class A Notes that have higher numerical class designations will be outstanding longer than classes of Class A Notes that have lower numerical class designations, and, therefore, will be exposed to greater risk of losses on the receivables during the periods after Class A Notes with lower numerical designations have been receiving most or all amounts payable on such notes, and after a disproportionate amount of credit enhancement may have been applied and not replenished and (ii) classes of notes that have a later alphabetical class designation will be outstanding longer than classes of notes with an earlier alphabetical class designation and, therefore, will be exposed to greater risk of losses on the receivables during periods after the classes of notes with earlier alphabetical class designations have been receiving most or all amounts payable on such notes, and after a disproportionate amount of credit enhancement may have been applied and not replenished.

Further, even if there is an event of default and subsequent acceleration of the notes, principal payments will be made first on the Class A-1 Notes until they have been paid in full and then pro rata to the other Class A Notes until they have been paid in full, then to the Class B Notes until they have been paid in full[, then to the Class C Notes until they have been paid in full][, then to the Class D Notes until they have been paid in full][[,][and] then to the Class E Notes until they have been paid in full][and then to the Class F Notes until they have been paid in full]. As a result, the yields of the Class A-2 Notes, the Class A-3 Notes, the Class B Notes[[,][and] the Class C Notes][[,][and] the Class D Notes][[,][and] the Class E Notes][and the Class F Notes], as compared to the yield on the classes of notes with a lower numerical class designation or an earlier alphabetical class designation, will be relatively more sensitive to losses on the receivables and the timing of such losses. If the actual rate and amount of losses exceeds historical levels, and if the available overcollateralization and available amounts from the reserve account are insufficient to cover the resulting shortfalls, the yield to maturity on your notes may be lower than anticipated, and you could suffer a loss.

The Failure to Pay Interest on the Subordinated Classes of Notes is Not an Event of Default.	The indenture provides that while a senior class or classes of notes are outstanding, the failure to pay interest when due on the outstanding subordinated class or classes of notes will not be an event of default under the indenture. Accordingly, the failure to pay interest when due on the Class B Notes will not be an event of default under the indenture unless and until the Class A Notes have been paid in full[[,][and,] the failure to pay interest when due on the Class C Notes will not be an event of default under the indenture unless and until the Class A Notes and the Class B Notes have been paid in full[[,][and,] the failure to pay interest when due on the Class D Notes will not be an event of default under the indenture unless and until the Class A Notes, the Class B Notes and the Class C Notes have been paid in full[[,][and,] the failure to pay interest when due on the Class E Notes will not be an event of default under the indenture unless and until the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have been paid in full][[,][and,] the failure to pay interest when due on the Class F Notes will not be an event of default under the indenture unless and until the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes have been paid in full]. Under these circumstances, the holders of the subordinated classes of notes which are not controlling securities will not have any right to declare an event of default, to cause the maturity of the notes to be accelerated or to direct or consent to any action under the indenture.

Proceeds of the Sale of Receivables May Not Be Sufficient to Pay Your Notes in Full; Failure to Pay Principal on Your Notes Will Not Constitute an Event of Default Until Maturity.	If so directed by the noteholders of the controlling securities, following an acceleration of the notes upon an event of default, the indenture trustee will sell the receivables held by the issuing entity. We cannot assure you, however, that the market value of those receivables will at any time be equal to or greater than the aggregate outstanding principal amount of the notes. Therefore, upon an event of default, there may not be sufficient funds available to repay you in full. In addition, the amount of principal required to be paid to you will be limited to amounts available in the collection account (and available amounts from the reserve account [and the negative carry account] [and the net amount received by the issuing entity under the interest rate [swaps][caps]]). Therefore, the failure to pay principal of your notes where funds are not available for such payment will not result in the occurrence of an event of default until the final scheduled payment date for your notes.

[The Depositor or One or More Affiliates Thereof May Initially Retain All or a Portion of One or More Classes of Notes on the Closing Date, Which May Reduce the Liquidity of Your Class [ ] Notes, as applicable, and Subsequent Sales of any Such Retained Notes May Adversely Affect Their Market Price and Your Voting Power.]	[The Class [ ] Notes will initially be retained by the depositor or one or more affiliates thereof on the closing date and are note being offered by this prospectus.] [The amount of each [other] class of notes sold to investors as contemplated by this prospectus, if any, and the amount of such class of notes retained by the depositor or one or more affiliates thereof, if any, may not be known until the day of pricing. Therefore, investors should not expect further disclosure of this matter prior to their entering into commitments to purchase offered notes of any class. A significant reduction in liquidity in the secondary market for your Class [ ] Notes may result if the depositor or one or more affiliates thereof retain a large principal amount of such notes. In addition, if any retained notes are subsequently sold in the secondary market, the demand for and market price of notes already in the market could be adversely affected and the voting power of the noteholders of the outstanding notes may be diluted.]

[Risks Associated With Unknown Aggregate Initial Principal Amount of the Notes Prior to Pricing.]	[Whether the issuing entity will issue notes with an aggregate initial principal amount of $[ ] or $[ ] is not expected to be known until the day of pricing. The depositor will make the determination regarding the aggregate initial principal amount of the notes based on, among other considerations, market conditions at the time of pricing. The size of a class of notes may affect liquidity of that class, with smaller classes being less liquid than a larger class may be. In addition, if your class of notes is larger than you expected, then you will hold a smaller percentage of that class of notes and the voting power of your notes will be diluted.]

[Risks Associated With Unknown Allocation Between Class [ ][-[ ]]a Notes and Class [ ][-[ ]]b Notes [and the Class A-2 Notes and the Class A-3 Notes].]

[The allocation of the principal amount between any Class [ ][-[ ]]a Notes and any Class [ ][-[ ]]b Notes [and any Class A-2 Notes and any Class A-3 Notes] may not be determined until the day of pricing. Therefore, investors should not expect disclosure of these allocations prior to their entering into commitments to purchase these classes of notes.]

[The higher the initial principal amount of the floating rate Class [ ][-[ ]]b Notes, the greater the issuing entity’s exposure will be to increases in the floating rate payable on the Class [ ][-[ ]]b Notes. See “Risk Factors—The Issuing Entity May Issue Floating Rate Class [ ]-[ ]b Notes, but the Issuing Entity Will Not Enter into any Interest Rate Swaps and You May Suffer Losses on Your Notes if Interest Rates Rise” in this prospectus. Moreover, a reduction in liquidity in the secondary market for any Class [ ][-[ ]]a Notes or Class [ ][-[ ]]b Notes may result if the Class [ ][-[ ]]a Notes or Class [ ][-[ ]]b Notes, if any, have a small principal amount as compared to the Class [ ][-[ ]]b Notes or Class [ ][-[ ]]a Notes, respectively.]

[Failure by the [Swap][Cap] Counterparty, If Any, to Make Payments to the Issuing Entity and the Seniority of Payments Owed to the Swap Counterparty Could Reduce or Delay Payments on the Notes.]

[As described further in the “Description of the Trust Documents—Interest Rate [Swaps][Caps],” if the issuing entity issues any floating rate notes, it will enter into one or more interest rate [swaps][caps] because the receivables held by the issuing entity will bear interest at a fixed rate while [the Class [        ] Notes], if any, will bear interest at a floating rate based on [the applicable Benchmark].

[During any period in which the amount based on the floating [the applicable Benchmark]-based rate payable by the swap counterparty is substantially greater than the amount based on the fixed rate payable by the issuing entity, the issuing entity will be more dependent on receiving payments from the swap counterparty in order to make payments on the notes. In addition, if the interest rate swaps are terminated, the swap counterparty may be obligated to make a termination payment to the issuing entity, which could be substantial.][During any period in which the amount of interest on any class or tranche of floating rate notes based on the floating [the applicable Benchmark] rise above the strike level on the interest rate cap, the issuing entity will be more dependent on receiving payments from the cap counterparty in order to make payments on the notes.] If the [swap][cap] counterparty fails to pay any amount due to the issuing entity, you may experience delays and/or reductions in the interest and principal payments on your notes. If the swap counterparty fails to make a termination payment owing to the issuing entity, the issuing entity may not be able to enter into replacement interest rate swaps and to the extent that the interest rate on [the Class [        ] Notes] exceeds the fixed rate that the issuing entity would have been required to pay the swap counterparty under the interest rate swaps, the amount available to pay principal of and interest on the notes will be reduced.

During any period in which the amount based on the floating rate payable by the swap counterparty is less than the amount based on the fixed rate payable by the issuing entity, the issuing entity will be obligated to make payments to the swap counterparty. In addition, if the interest rate swaps are terminated, the issuing entity may be obligated to make a termination payment to the swap counterparty, which could be substantial. The swap counterparty will have a claim on the assets of the issuing entity for the monthly swap payment amount due, if any, to the swap counterparty under the interest rate swaps. The swap counterparty’s claim other than with respect to termination payments may be higher than or equal in priority to payments on the notes. If there is a shortage of funds available on any payment date, you may experience delays and/or reductions in interest and principal payments on your notes.]

[The Issuing Entity May Issue Floating Rate Class [ ] Notes, but the Issuing Entity Will Not Enter into any Interest Rate [Swaps][Caps] and You May Suffer Losses on Your Series 20[ ]-[ ] Notes if Interest Rates Rise.]

[The receivables bear interest at a fixed rate while any floating rate Class [      ] Notes will bear interest at a floating rate based on [the applicable Benchmark] plus the applicable spread. The issuing entity will not enter into any interest rate swaps or other derivative transactions in connection with the issuance of any floating rate Class [      ] Notes.

If the floating rate payable by the issuing entity in respect of any Class [      ] Notes is substantially greater than the fixed rate received on the receivables or the “required rate” approved by the rating agencies on the pool of receivables, the issuing entity may not have sufficient funds to make payments on the notes, including the Class [      ] Notes. If the issuing entity does not have sufficient funds to make required payments on the notes, you may experience delays or reductions in the interest and principal payments on your notes.

If [the applicable Benchmark] rises or other conditions change materially after the issuance of the notes, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on any Class [      ] Notes out of its generally available funds—not solely from funds that are dedicated to any Class [      ] Notes. Therefore, an increase in [the applicable Benchmark] would reduce the amounts available for distribution to holders of all notes, not just the holders of any Class [      ] Notes.]

[Uncertainty About [the Applicable Benchmark.]	[NOTE: If floating rate notes are offered, the applicable prospectus will disclose the terms of the specific benchmark, which will be a benchmark other than LIBOR, that will be used to determine interest payments for such floating rate tranches.][The interest rates to be borne by the Class [ ]-[ ]b Notes are based on a spread over [the applicable benchmark]. [[The applicable Benchmark] is a relatively new market rate that is still under development and may ultimately not be widely used as a market rate.]

As described under “Description of the Notes — Payments of Interest,” the then-current benchmark will depend on the availability of various alternative benchmarks, the first of which is term SOFR, the second of which is compounded SOFR and the last two of which are not currently specified. The Secured Overnight Financing Rate (“SOFR”), was selected by the Alternative Reference Rates Committee (“ARRC”) of the Federal Reserve Bank of New York (“FRBNY”). The FRBNY started publishing SOFR in April 2018. The FRBNY has also started publishing historical indicative SOFR dating back to 2014, although such historical indicative data inherently involves assumptions, estimates and approximations. Since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in comparable benchmark or market rates, and SOFR over the term of the Class [ ]-[ ]b Notes may bear little or no relation to the historical actual or historical indicative data. Term SOFR, which is a forward-looking term rate that will be based on SOFR is currently being developed under the sponsorship of the FRBNY, and we cannot provide any assurances that the development of term SOFR will be completed. If term SOFR is not available as of the benchmark replacement date, the next available benchmark replacement is compounded SOFR. Compounded SOFR is a backward-looking rate generally calculated using actual rates during the interest accrual period. Finally, if a benchmark replacement other than term SOFR is chosen because term SOFR is not initially available, term SOFR will become the benchmark replacement if it later becomes available, which could lead to further volatility in the applicable interest rate on the Class [ ]-[ ]b Notes. In order to compensate for these differences in the benchmark, a benchmark replacement adjustment will be included in any benchmark replacement.

However, we cannot provide any assurances that any benchmark replacement adjustment will be sufficient to produce the economic equivalent of any then-current benchmark, either at the benchmark replacement date or over the life of the Class [ ]-[ ]b Notes. As a result of each of the foregoing factors, we cannot provide any assurances that the characteristics of any benchmark replacement will be similar to any other then-current benchmark that it is replacing, or that any benchmark replacement will produce the economic equivalent of the then-current benchmark that it is replacing.

As of any interest determination date, following the occurrence of a benchmark transition event and its related benchmark replacement date (as described below under “Description of the Notes — Payments of Interest”), the then-current benchmark will be replaced as the benchmark for the Class [ ]-[ ]b Notes. The benchmark transition events generally include the making of public statements or publication of information by the administrator of the benchmark, its regulatory supervisor or certain other governmental authorities that the benchmark will no longer be provided or is no longer representative of the underlying market or economic reality. However, we cannot provide any assurances that these events will be sufficient to trigger a change in the benchmark at all times when the then-current benchmark is no longer representative of market interest rates, or that these events will align with similar events in the market generally or in other parts of the financial markets, such as the derivatives market.

Further, the administrator (on behalf of the issuing entity) will have discretion in certain elements of the benchmark replacement process, including determining if a benchmark transition event and its related benchmark replacement date has occurred, determining which benchmark replacement is available and, if term SOFR or compounded SOFR is not available, selecting a benchmark replacement, determining the benchmark replacement adjustment and making benchmark replacement conforming changes. The noteholders will not have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations. For more information about how the interest rate based on [the applicable benchmark] is determined and the circumstances under which the benchmark and the applicable spread may change, see “Description of the Notes — Payments of Interest” in this prospectus.

Additionally, if [the applicable benchmark] is not widely used as a benchmark in securities that are similar or comparable to the class [ ]-[ ]b notes, the return on and value of the class [ ]-[ ]b notes and the trading price of the class [ ]-[ ]b notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for floating-rate debt securities linked to the return on and value of the class [ ]-[ ]b notes may evolve over time, and trading prices of the class [ ]-[ ]b notes may be lower than those of later-issued [insert applicable benchmark rate]-based debt securities as a result. Investors in the class [ ]-[ ]b notes may not be able to sell the class [ ]-[ ]b notes at all or may not be able to sell the class [ ]-[ ]b notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk. Ultimately, the then-applicable benchmark may be a rate other than as recommended by ARRC, as there are competing benchmark developments and the ARRC recommendations may prove not to be the predominant or widely used benchmark rates.

It is intended that the replacement of the then-current benchmark will not be a taxable event for noteholders of the Class [ ]-[ ]b Notes. The IRS has promulgated proposed regulations providing for circumstances in which a change in benchmark rate will not be treated as resulting in a deemed exchange of a debt obligation. These regulations are proposed to apply to transactions taking place on or after the date the final regulations are published. However, a taxpayer may generally, currently rely on the proposed regulations provided that the taxpayer and any related parties apply the proposed regulations in a consistent manner. It is unclear whether these proposed regulations would apply to a replacement of the Benchmark with respect to the Class [ ]-[ ]b Notes, and holders of Class [ ]-[ ]b Notes should consult with their own tax advisors regarding the potential consequences of the setting of an alternative benchmark.]

[Negative [the Applicable Benchmark] Rates Would Reduce the Rate of Interest on the Class [ ]-[ ]b Notes.]

The interest rate to be borne by the Class [  ]-[  ]b Notes is based on a spread over [the applicable Benchmark], which serves as [ ].

Changes in [the applicable Benchmark] will affect the rate at which the Class [  ]-[  ]b Notes accrue interest and the amount of interest payments on the Class [  ]-[  ]b Notes. If [the applicable Benchmark] decreases for an interest accrual period compared to the prior period, the rate at which the Class [  ]-[  ]b Notes accrue interest for such interest accrual period will be reduced by the amount by which [the applicable Benchmark] decreases, provided that the interest rate on the Class [  ]-[  ]b Notes for any interest accrual period will not be less than 0.00%. A negative [the applicable Benchmark] rate could result in the interest rate applied to the Class [  ]-[  ]b Notes decreasing to 0.00% for the related interest accrual period.

[You May Experience Reduced Returns On Your Notes Resulting From Distribution of Amounts In the [Pre-Funding Account][Accumulation Account].]

[The issuing entity has a [pre-funding account][accumulation account]. The depositor will purchase receivables from World Omni Financial Corp. and then sell the receivables to the issuing entity. The issuing entity will purchase the receivables with funds on deposit in the [pre-funding account][accumulation account].]

[You will receive as a prepayment of principal to you any amounts remaining in the [pre-funding account][accumulation account] that have not been used to purchase receivables [following the end of the revolving period]. This prepayment of principal could have the effect of shortening the weighted average life of your notes. The inability of the depositor to obtain receivables meeting the requirements for sale to the issuing entity will increase the likelihood of a prepayment of principal. In addition, you will bear the risk that you may be unable to reinvest any principal prepayment at yields at least equal to the yield on the notes.]

[Changes in Pool Characteristics From Those of the Initial Pool May Adversely Affect Collections on the Receivables and Payments On Your Notes.]

[This prospectus describes only the characteristics of the receivables in the initial pool as of the initial cutoff date. If there is a [funding period]/[revolving period], the final pool of receivables as of the end of the [funding period]/[revolving period] will contain receivables in addition to those included in the initial pool. As a result, the characteristics of the receivables in the final pool as of the end of the [funding period]/[revolving period] may differ from those of the initial pool as of the initial cutoff date.]

[Receivables originated or acquired by World Omni Financial Corp. after the initial cutoff date may be acquired based on acquisition criteria different from those that were applied to the receivables in the initial pool and may be of a different credit quality and seasoning, which could adversely affect the amount collected on the receivables. In addition, following the transfer of additional receivables to the issuing entity, the characteristics of the receivables, including the composition of the receivables, the distribution by contract rate, and geographic distribution may vary from those of the receivables in the initial pool. We refer you to “The Receivables Pool” in this prospectus. Since the weighted average life of the notes will be influenced by the rate at which the principal balances of the receivables are paid, some of these variations will affect the weighted average life of the notes. We refer you to “Prepayment and Yield Considerations–Weighted Average Life of the Securities” in this prospectus.]

[Availability of Additional Receivables During the [Pre-Funding Period][Revolving Period] Could Shorten the Average Life of the Notes.]

[[During the revolving period, the issuing entity will not make payments of principal on the notes and, instead, the issuing entity will purchase additional receivables from the depositor.] [During the pre-funding period, the issuing entity will purchase subsequent receivables from the depositor.] The purchase of these additional receivables will lengthen the average life of the notes compared to a transaction without a [pre-funding period][revolving period]. However, [an unexpectedly high rate of collections on the receivables during the revolving period,] a significant decline in the number of receivables available for purchase or the inability of the depositor to acquire new receivables could affect the amount of additional receivables that the issuing entity is able to purchase. If the issuing entity is unable to reinvest the amounts available in the [pre-funding account][accumulation account] by the end of the [pre-funding period][revolving period], then the average life of the notes will shorten. You may not be able to reinvest the principal paid to you earlier than you expected at a rate of return that is equal to or greater than the rate of return on the notes. Any reinvestment risks resulting from a faster or slower incidence of prepayment of receivables will be borne entirely by you.]

[Amounts allocable to principal payments on the notes that are not used to purchase additional receivables during the revolving period will be deposited into the accumulation account. Among other early amortization events, it will be an early amortization event if for consecutive payment dates, the amount in the accumulation account on any payment date during the revolving period is less than the excess of the outstanding principal amount of the notes plus the overcollateralization target amount over the aggregate principal balance of the receivables as of the last day of the related collection period [less the YSOC Amount as of the last day of the related collection period]. See “Description of the Trust Documents—Revolving Period” in this prospectus. If an early amortization event happens, the revolving period will terminate and the amortization period will commence, shortening the average life of the notes.]

[Failure by the Reserve Account Letter of Credit Bank to Honor a Draw on the Reserve Account Letter of Credit May Result in Delayed Payments or Losses on Your Notes.]	[Rather than funding the reserve account with cash, the reserve account will be backed by a letter of credit issued by the reserve account letter of credit bank. If available funds are insufficient to make all of the distributions required on a payment date, under specified circumstances the indenture trustee will be entitled to draw on the reserve account letter of credit to fund these shortfalls. If the reserve account letter of credit bank fails to honor a draw on the reserve account letter of credit, you may experience delays and/or reductions in the interest and principal payments on your notes.]

Risks relating to the receivables, the related financed vehicles and the obligors

[Market Factors May Reduce the Value of Used Vehicles, Which May Result in Losses.]	Obligors with lower [FICO® scores][Vantage Scores] generally are less capable of making payments on their loans than obligors with higher [FICO® scores][Vantage Scores] and are therefore more likely to experience repossession. Vehicles that are repossessed are typically sold at vehicle auctions. The pricing of used vehicles is affected by supply and demand for such vehicles, which in turn is affected by consumer tastes, economic factors, fuel costs, the introduction and pricing of new car models and other factors, such as the introduction of new vehicle sales incentives and legislation relating to emissions and fuel efficiency. Decisions by a manufacturer with respect to new vehicle production, pricing and incentives may affect used vehicle prices, particularly those for the same or similar models. Adverse conditions affecting one or more automotive manufacturers may negatively affect used vehicle prices for vehicles manufactured by that company. Certain actions that manufacturers take or have taken may adversely affect consumer demand for, and values of, used motor vehicles produced by these companies, which may depress the price at which repossessed motor vehicles may be sold or delay the timing of these sales. A decrease in demand for used vehicles or decline in the prices at which the related vehicles may be sold, are likely to result in increased losses on the related auto loans. [For a discussion on the impact of the COVID-19 pandemic on these factors, see “—The Return on Your Notes May Be Reduced Due to Varying Economic Circumstances and/or an Economic Downturn.” and “—The COVID-19 Pandemic May Result in Losses or Delays in Payment on Your Notes” below.]

You May Experience Reduced Returns and Delays on Your Notes Resulting from Changes in Delinquency Levels and Losses.	There can be no assurance that the historical levels of delinquencies and losses experienced by World Omni Financial Corp. on its retail installment sale contract portfolio, or as reflected in the static pool and vintage origination information attached hereto as Appendices [A] and [B], will be indicative of the performance of the receivables included in the issuing entity or that the levels will continue in the future. Delinquencies or losses could increase significantly for various reasons, including changes in the local, regional or national economies or due to other events [(including the COVID-19 pandemic). For more information on the potential impact on the COVID-19 pandemic on delinquencies and losses on the retail installment sale contract portfolio and the receivables pool, see“—The Return on Your Notes May Be Reduced Due to Varying Economic Circumstances and/or an Economic Downturn.” and “—The COVID-19 Pandemic May Result in Losses or Delays in Payment on Your Notes” below.]

You May Experience Reduced Returns and Delays on your Notes Resulting from a Vehicle Recall.

The vehicles securing the receivables in the pool may be the subject of existing or future vehicle recalls. Obligors that own motor vehicles affected by a vehicle recall may be more likely to be delinquent in, or default on, payments on their receivables. Significant increases in the inventory of used motor vehicles subject to a recall may also depress the prices at which repossessed motor vehicles may be sold or delay the timing of those sales. If the default rate on the receivables increases and the price at which the related vehicles may be sold declines, you may experience losses with respect to your notes. If any of these events materially affect collections on the receivables, you may experience delays in payments or principal losses on your notes.

We refer you to “The Receivables Pool—Distribution by Vehicle Model of the Receivables in the Pool as of the Cutoff Date” in this prospectus for concentrations of certain vehicle models securing the receivables.

In addition, prepayments may be higher than expected if obligors sell their vehicles due to concerns arising from a recall, regardless of whether such vehicle was affected by the recall. As a result, you may receive payment of principal on the notes earlier than you expected. See “Risk Factors—Risks Relating to the Notes and the Structure of the Transaction—Prepayment on Receivables Will Cause Prepayments on Your Notes” in this prospectus.

The Rate of Depreciation of Certain Financed Vehicles Could Exceed the Amortization of the Principal Balance of the Financing on Those Financed Vehicles, Which May Result in Losses.	There can be no assurance that the value of any financed vehicle will be greater than the principal balance of the related receivable. New vehicles normally experience an immediate decline in value after purchase because they are no longer considered new. As a result, it is highly likely that the principal balance of the related receivable will exceed the value of the related vehicle during the early years of a receivable’s term. Defaults during these early years are likely to result in losses because the proceeds of repossession are less likely to pay the full amount of interest and principal owed on the receivable. The frequency and amount of losses may be greater for receivables with longer terms, because these receivables tend to have a somewhat greater frequency of delinquencies and defaults and because the slower rate of amortization of the principal balance of a longer term receivable may result in a longer period during which the value of the financed vehicle is less than the remaining principal balance of the receivable. The frequency and amount of losses may also be greater for obligors with little or no equity in their vehicles because the principal balances for such obligors are likely to be greater for similar loan terms and vehicles than for obligors with a more significant amount of equity in the vehicle. Additionally, although the frequency of delinquencies and defaults tends to be greater for receivables secured by used vehicles, the amount of any loss tends to be greater for receivables secured by new vehicles because of the higher rate of depreciation described above. See “The Receivables Pool—The Receivables” for more information regarding the percentage of the aggregate starting principal balance of the pool representing financings of new vehicles securing receivables with original terms to maturity greater than 60 months.

Prepayment on Receivables Will Cause Prepayments on Your Notes.	You may receive payment of principal on the notes earlier than you expected for the reasons set forth herein. You may not be able to reinvest the principal paid to you at a rate of return that is equal to or greater than the rate of return on the notes. Prepayments on the receivables by the related obligors and purchases of the receivables by World Omni Financial Corp. and the servicer will shorten the life of the notes to an extent that cannot be fully predicted. Any reinvestment risks resulting from a faster or slower incidence of prepayment of receivables will be borne entirely by you.

Subject to certain exceptions, the receivables are prepayable at any time without charge. The rate of prepayments on the receivables may be influenced by a variety of economic, social and other factors, including:

	•	an economic slowdown or recession;

	•	other events which have the same effect as prepayments in full of receivables, including liquidations due to default, as well as receipts of proceeds from insurance policies and repurchases of receivables;

	•	repurchases [or substitutions] of receivables by World Omni Financial Corp. as a result of breaches of representations and warranties, and/or breaches of particular covenants; and

	•	the purchase by the servicer of the receivables when the aggregate principal balance thereof is 10.00% or less of the aggregate starting principal balance.

The rate of prepayments of receivables cannot be predicted and, therefore, no assurance can be given as to the level of prepayments that the issuing entity will experience.

Principal on each class of notes must be fully paid by the final scheduled payment date for that class of notes. However, because some prepayments of the receivables are likely and some receivables have terms to maturity that are shorter than the term to maturity assumed in calculating each class’ final scheduled payment date, the actual payment of any class of notes may occur earlier, and could occur significantly earlier, than that class’ final scheduled payment date. Nevertheless, we cannot assure you that the final distribution of principal of any or all classes of notes will be earlier than that class’ final scheduled payment date. Prepayments of principal shall be paid in the same order of priority as the scheduled payments provided for in this prospectus.

Redemption Upon Optional Purchase.

The servicer may, at its option, purchase all of the remaining receivables from the [issuing entity][grantor trust] on any payment date following the last day of any collection period during which the aggregate principal balance of the receivables is 10.00% or less of the aggregate starting principal balance of all receivables transferred to the [issuing entity][grantor trust].

If the servicer were to exercise its option to purchase the receivables, your notes [and certificates] would be redeemed and paid in full. As a result, you may receive principal on your notes [and distributions on your certificates] earlier than you expected. An optional redemption will shorten the life of the notes. Any reinvestment risks resulting from an optional redemption will be borne entirely by you. See “Prepayment and Yield Considerations—Weighted Average Life of the Securities” and “Description of the Notes—Redemption Upon Optional Purchase.”

[A Securitized Pool That Includes [a Substantial Portion] of Receivables of Obligors With [FICO® scores][Vantage Scores] Below [ ] Will Have Higher Default Rates Than a Pool of Receivables of Obligors with [FICO® scores][Vantage Scores] above [ ].]

[A substantial portion] of the receivables in the pool of receivables described in this prospectus are receivables of obligors with a [FICO® score][Vantage Score] below [  ], which may be the result of, among other things, a lack of or an adverse credit history, which may include a history of irregular unemployment, previous bankruptcy filings, repossessions of property, charged-off loans and/or garnishment of wages, low income levels and/or the inability to provide adequate down payments. While the sponsor’s underwriting guidelines were designed to establish that, notwithstanding such factors, a lower [FICO® score][Vantage Score] obligor would be a reasonable credit risk, the pool of receivables described in this prospectus will nonetheless likely experience higher delinquencies, default rates and net losses than a pool of receivables of obligors with higher [FICO® score][Vantage Score] obligors. In the event of such defaults, generally, the most practical alternative is repossession of the financed vehicle. As a result, losses on the receivables are anticipated from repossessions and foreclosure sales that do not yield sufficient proceeds to repay the receivables in full.

In addition, in deciding whether to extend credit to customers, World Omni Financial Corp. relies heavily on the information furnished to it by or on behalf of its customers, including employment and personal financial information. If World Omni Financial Corp. was unable to detect misrepresentation in a significant amount of customer information with respect to the receivables or its credit scoring did not properly quantify the credit risks associated with its obligors, the credit loss and delinquency rates on the receivables could be higher than anticipated.

[Credit Scores and Historical Loss Experience May Not Accurately Predict the Likelihood of Delinquencies, Defaults and Losses on the Pool of Receivables.]	Information regarding credit scores for the obligors under the receivables in the pool as of the cut-off date obtained at the time of acquisition from the originating dealer of their contracts is presented in “The Receivables Pool” in this prospectus. A credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. However, neither the sponsor nor any other party makes any representations or warranties as to any obligor’s current credit score or actual performance of any receivable or that a particular credit score should be relied upon as a basis for an expectation that a receivable will be paid in accordance with its terms.

Historical loss and delinquency information set forth in this prospectus under “The Receivables Pool” is affected by several variables, including general economic conditions and market interest rates, that are expected to differ in the immediate future, and are likely to differ in the longer term. Therefore, there can be no assurance that the net loss experience calculated and presented in this prospectus with respect to the sponsor’s portfolio of contracts or the static pool information presented in this prospectus with respect to the sponsor’s pools of similar vintage receivables will reflect actual experience with respect to the receivables in the pool of receivables described in this prospectus. There can be no assurance that the future delinquency rates, rates of repossession, recovery rates on repossessed vehicles or loss experience of the servicer with respect to the receivables in the pool described in this prospectus will be better or worse than that set forth in the static vintage pool information and historical delinquency and loss information contained in this prospectus.

[In addition, the sponsor’s managed portfolio information presented in this prospectus includes a disproportionate amount of receivables from obligors with a [FICO® score][Vantage Score] above [  ] and, as a result, such financial information demonstrates lower delinquencies and net losses than is expected for a portfolio of receivables predominantly from obligors with a [FICO® score][Vantage Score] below [  ].]

Risks relating to the transaction parties

A Bankruptcy of the Depositor or the	We have structured the transaction described in this prospectus in an effort to minimize the risk that:
Servicer Could Delay or Limit Payments to You.	•	World Omni Auto Receivables LLC and the issuing entity might be the subject of a bankruptcy or state insolvency proceeding;

	•	the bankruptcy or insolvency of World Omni Financial Corp. might result in the consolidation of the assets and liabilities of World Omni Auto Receivables LLC or the issuing entity with those of World Omni Financial Corp.; and

	•	the sale of the receivables from World Omni Financial Corp. to World Omni Auto Receivables LLC might not be viewed as a true sale, which could result in the receivables being included in the estate of World Omni Financial Corp. should it become the subject of a bankruptcy or insolvency proceeding.

If these efforts are unsuccessful, you could experience delays in payments due on your notes or may suffer losses on your notes.

Following a bankruptcy or insolvency of World Omni Financial Corp., a court could conclude that the receivables are owned by World Omni Financial Corp. instead of the issuing entity. A court could reach this conclusion either because the transfer of the receivables from World Omni Financial Corp. to World Omni Auto Receivables LLC was not a true sale or because the court concluded that assets and liabilities of World Omni Financial Corp. and World Omni Auto Receivables LLC, should be consolidated and treated as a single estate for bankruptcy purposes. If this were to occur, you could experience delays in payments due to you or may not ultimately receive all interest and principal due to you because of:

•	the automatic stay which prevents a creditor from exercising remedies against a debtor in bankruptcy without permission from the court; and

•	the fact that neither the issuing entity[,][the grantor trust] nor the indenture trustee has a perfected security interest in the financed vehicles or any cash collections on the receivables at the time a bankruptcy proceeding begins.

Consolidation or Disregard of Sale Following a Bankruptcy of World Omni Financial Corp. May Cause Delays in Payments or Losses on Your Investment.

Any payments that are made by World Omni Financial Corp. to World Omni Auto Receivables LLC or the issuing entity may be recoverable as preferential transfers if made within one year before a World Omni Financial Corp. bankruptcy filing.

The insolvency of World Omni Financial Corp. also could result in its replacement as servicer, which could temporarily interrupt payments on the notes. A bankruptcy case or an insolvency case under federal or state law against World Omni Financial Corp. also would be a servicer termination event under the sale and servicing agreement, which could result in the removal of World Omni Financial Corp. as servicer and delay payment to you on the notes. If payments previously made by World Omni Financial Corp. were to be recovered as preferential transfers, you could experience delays in payment or suffer a loss on your investment in the notes. See also “Some Legal Aspects of the Receivables—Dodd-Frank Orderly Liquidation Authority Provisions.”

Adverse Consequences of the Termination of the Toyota Distribution Agreement.	Termination of, or the failure to renew, the distributor agreement between Southeast Toyota Distributors, LLC, a wholly-owned subsidiary of JM Family Enterprises, Inc., and Toyota Motor Sales, U.S.A., Inc. could materially and adversely affect World Omni Financial Corp.’s business or financial condition, including its ability to meet its servicing and repurchase [or substitution] obligations, which could result in a servicer termination event and removal of World Omni Financial Corp. as servicer.

Commingling By the Servicer May Result in Delays and Reductions in Payments on your Notes.	So long as the monthly remittance condition is satisfied, World Omni Financial Corp., as the servicer, may retain all collections on the receivables received from the related obligors and all proceeds relating to the receivables and the financed vehicles collected during a collection period until the business day preceding the related payment date. During this time, the servicer may invest such amounts at its own risk and for its own benefit and need not segregate such amounts from its own funds. On or before the day preceding each payment date, the servicer must deposit into the collection account, all payments on the receivables received from the obligors and all proceeds relating to the receivables and the financed vehicles collected during the related collection period.

A Security Breach or a Cyber-Attack Affecting World Omni Financial Corp. Could Adversely Affect World Omni Financial Corp.’s Business, Results of Operations and Financial Condition, Which Could Have an Adverse Effect on Your Notes.

World Omni Financial Corp. could be the subject of cyber-attacks that may result in slow performance, loss or temporary unavailability of World Omni Financial Corp.’s data or information systems, including its core systems used to service the receivables. Security breaches or cyber-attacks involving World Omni Financial Corp.’s systems or facilities, or the systems or facilities of third-party providers, could expose World Omni Financial Corp. to a risk of loss of personal information of customers, employees and third parties or other confidential, proprietary or competitively sensitive information, business interruptions, regulatory scrutiny, actions and penalties, litigation, reputational harm, a loss of confidence, and other financial and non-financial costs, all of which could potentially have an adverse impact on World Omni Financial Corp.’s future business with current and potential customers, results of operations and financial condition.

If World Omni Financial Corp.’s security measures are circumvented by methods such as hacking, fraud, trickery or other forms of deception, that could result in the misappropriation of proprietary information or cause interruption in World Omni Financial Corp.’s operations, damage critical infrastructure, or ransomware.

World Omni Financial Corp. may be required to expend capital and other resources to protect against, or remediate problems caused by, such security breaches or cyber-attacks .  Even if a failure of, or interruption in, World Omni Financial Corp.’s systems or facilities is resolved timely or an attempted cyber incident or other security breach is successfully avoided or thwarted, it may nevertheless require World Omni Financial Corp. to expend substantial resources or to take actions that could adversely affect customer satisfaction or behavior and expose World Omni Financial Corp. to reputational harm.

World Omni Financial Corp. may have increased cyber-security risks and increased vulnerability to security breaches and other information technology disruptions as a result of the COVID-19 pandemic and resulting increased remote work arrangements. World Omni Financial Corp. may not be able to anticipate or implement effective preventative measures against all security breaches, especially because in recent years perpetrators have been originating such attacks using increasingly sophisticated and frequently changing techniques.  The occurrence of any of these events could have a material adverse effect on World Omni Financial Corp.’s business, results of operations and financial condition, could adversely affect World Omni Financial Corp.’s ability to service the receivables under the servicing agreement and perform its other obligations under the other trust documents, and could have an adverse effect on your notes.

Risks relating to economic conditions and other external factors

[The COVID-19 Pandemic May Result in Losses or Delays in Payment on Your Notes.]

[To be revised as applicable to reflect updates at time of transaction: The COVID-19 pandemic has led, and may continue to lead, to unprecedented disruptions and volatility in the financial markets and general economic activity, as businesses and federal, state, and local governments have taken, and may continue to take broad actions intended to mitigate the public health crisis. World Omni Financial Corp. has implemented various measures, such as having personnel who are able to do so work remotely, that are intended to mitigate disruptions to its business and to help ensure continuity of customer support, servicing and other business functions.

Unprecedented increases in unemployment, decreases in consumer spending and reduced demand for certain products, including abrupt declines in new and used vehicle sales and downward pressure on used vehicle values, disruptions in global supply chains and shutdowns of manufacturing capacity in certain industries, including those of auto manufacturers, and decreases in liquidity of certain secondary markets, along with the various laws, regulations, executive orders, local ordinances and other guidance implemented to combat the effects of the pandemic could also have negative effects on the business of World Omni Financial Corp. Further, decreased or delayed new vehicle production, shortage of parts, components or raw materials, supply chain or logistic network disruptions, or other events and economic conditions resulting from the COVID-19 pandemic or other health pandemics may adversely impact World Omni Financial Corp.’s ability to originate new retail installment sale contracts.

Moreover, the federal, state or local governments have enacted, and may continue to enact, laws, regulations, executive orders or other guidance related to financial obligations such as the receivables, including allowing obligors to forgo making scheduled payments, requiring certain modifications or waiving certain fees, and some states have enacted certain measures which curtail the ability of creditors to exercise certain rights such as repossessions and liquidations of financed vehicles. These measures, if enacted or expanded could have a negative effect on the receivables and the business of World Omni Financial Corp.

Additionally, changes in the availability or cost of the long-term financing necessary to support the purchase of retail installment sale contracts could adversely affect results of operations of World Omni Financial Corp. World Omni Financial Corp. uses securitization programs to fund a substantial portion of the retail installment sale contracts purchased by World Omni Financial Corp. from dealers. Changes in the condition of the asset-backed securitization market could lead to higher costs to access funds or require World Omni Financial Corp. to seek alternative means to finance its purchase of retail installment sale contracts. In the event that the securitization market ceases to exist and there were no immediate alternative funding sources available, World Omni Financial Corp. might be forced to curtail its purchase of retail installment sale contracts for some period of time. The impact of reducing or curtailing World Omni Financial Corp.’s purchase of retail installment sale contracts could have a material adverse effect on the business, sales, results of operations and financial condition of World Omni Financial Corp.

The ultimate impact of the COVID-19 pandemic on World Omni Financial Corp.’s business, servicing operations, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the ultimate duration and possible resurgence of the outbreak (including a resurgence due to more severe variants of COVID-19), its severity, the actions to contain the virus or treat its impact, the effectiveness of medical treatments and vaccines, and how quickly and to what extent normal economic and operating conditions can resume. Even after the COVID-19 pandemic has subsided, World Omni Financial Corp. may continue to experience significant impacts to its business as a result of the COVID-19 pandemic’s global economic impact, including any economic downturn or recession that has occurred or may occur in the future. Consequently, the ability of World Omni Financial Corp., including in its capacity as servicer, or other transaction parties to perform their respective obligations under the trust documents could be diminished by regulatory actions related to the COVID-19 pandemic and disruptions in the economy and the financial markets.

While the U.S. Federal Reserve, the broader U.S. government and other governments have implemented measures in response to concerns surrounding the economic effects of the COVID-19 pandemic, the likelihood of such measures calming the volatility in the financial markets or the occurrence of a longer-term national or global economic downturn cannot be predicted. It is unclear how many obligors have been and will continue to be adversely affected by the pandemic and related efforts by the government to slow the spread of COVID-19 throughout the nation. As discussed under “—The Return on Your Notes May Be Reduced Due to Varying Economic Circumstances and/or an Economic Downturn,” these occurrences could have a negative impact on the ability of obligors to make timely payments on the receivables.

While not anticipated, adverse events with respect to World Omni Financial Corp. or any of its affiliates could result in servicing disruptions or affect the performance or market value of your notes and your ability to sell your notes in the secondary market. For example, servicing disruptions could result from unanticipated events beyond the servicer’s control, such as natural disasters, public health emergencies (including the COVID-19 pandemic or similar pandemics) and economic disruptions, particularly to the extent such events affected the servicer’s business or operations. For example, if significant portions of the servicer’s workforce are unable to work effectively as a result of the COVID-19 pandemic, including because of illness, stay-at-home orders, facility closures or ineffective remote work arrangements, there may be servicing disruptions, which could result in reduced collection effectiveness. In addition, if any other transaction party is unable to adequately perform its obligations under the trust documents for similar reasons, this may adversely impact the performance of the receivables and the timing and amount of distributions on the notes. Further, certain third-parties that World Omni Financial Corp. relies on to deliver products and services to support its business may be unable to fully perform in a timely manner, which could adversely impact World Omni Financial Corp.’s ability to operate its business or perform its obligations under the trust documents, or could cause a disruption in collection activities with respect to the receivables owned by the issuing entity.

Furthermore, as discussed under “World Omni Financial Corp.’s Automobile Finance Business—Servicing” and “Description of the Trust Documents—Servicing Procedures” to the extent an economic downturn results in increased delinquencies and defaults by obligors on the receivables due to financial hardship or otherwise, the servicer may implement a range of actions with respect to affected obligors and the related receivables to extend or modify the payment schedule consistent with the servicer’s customary servicing procedures[, subject to limitations regarding permitted modifications]. [To be revised as applicable to reflect updates at time of transaction: The servicer had experienced a greater demand for extensions related to the COVID-19 pandemic and such extensions were granted where appropriate. Any receivable for which the servicer’s records as of the cutoff date indicate that the related obligor received an extension (whether for reasons related or unrelated to the COVID-19 pandemic), and has not made at least one payment subsequent to such extension, has been excluded from the receivables pool.]

To the extent the COVID-19 pandemic continues to adversely affect the United States economy (including the ability of obligors to make timely payments on the receivables), financial markets or the business or operations of World Omni Financial Corp., it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those related to the ability of obligors to make timely payments on the receivables, used vehicle values, the performance, market value, credit ratings and secondary market liquidity of your notes, and risks of geographic concentration of the obligors.

Because a pandemic such as COVID-19 is unprecedented in recent years, historical loss experience set forth in this prospectus under “Delinquencies, Repossessions and Net Losses” and [“Static Pool Information About Certain Previous Vintage Origination Years and Prior Securitized Pools”] may not accurately predict the performance of the receivables in the receivables pool. All of the foregoing could have a negative impact on the performance of the receivables and, as a result, you may experience delays in payments or losses on your notes.]

The Geographic Concentration and Performance of the Receivables May Increase the Risk of Loss on Your Investment.

Economic conditions in the states where obligors reside may affect delinquencies, losses and prepayments on the receivables. Economic conditions that may affect payments on the receivables include:

•         unemployment,

•         fuel prices,

•         declines in home values,

•         interest rates,

•         inflation rates,

•         consumer perceptions of the economy, and

•         effects of pandemics [(including the COVID-19 pandemic)] and natural catastrophes.

Adverse economic conditions [(including due to the COVID-19 pandemic)] in a state where a large number of obligors are located could have a disproportionately significant effect on the delinquency, loss or repossession experience of the receivables. The consequences of a significant economic downturn, including high unemployment and continued lack of availability of credit, may lead to increased delinquency and default rates by obligors, as well as decreased consumer demand for automobiles and declining market value of the vehicles securing the receivables, which could increase the amount of a loss if the receivable defaults. These negative conditions could also have an effect on the timing and amount of principal and interest payments on your notes and you may suffer a loss. As of the [initial] cutoff date, World Omni Financial Corp.’s records indicate that the billing addresses of the obligors of the receivables in the [initial] pool were concentrated in [the Five-State Area]. Economic conditions as a result of an economic downturn [(including due to the COVID-19 pandemic)] in [the Five-State Area], including a decline in home values, may affect payments on the receivables from obligors residing in those states. The occurrence of hurricanes, pandemics [(including the COVID-19 pandemic)] or geological disasters in those states may adversely affect receivables located in those states. In addition, we may be unable to accurately assess the effect of natural disasters, such as hurricanes and tornadoes, pandemics [(including the COVID-19 pandemic)], or geological disasters, such as oil spills or other similar events, on the economy or on the receivables in those states. [To be inserted if applicable — For any state or other geographic region where 10% or more of the pool assets are or will be located, description of any economic or other factors specific to such state or region that may materially impact the pool assets or pool asset cash flows.] The effect of natural disasters, such as hurricanes and tornadoes, pandemics [(including the COVID-19 pandemic)], or geological disasters, such as oil spills or other similar events, on the performance of the receivables is unclear, but there may be an adverse effect on general economic conditions, consumer confidence in the economy and general market liquidity. Investors should consider the possible effects of delinquency, default and prepayment experience of the receivables because any adverse impact as a result of an economic downturn, hurricane, tornado, pandemic [(including the COVID-19 pandemic)] or human-caused event or any similar event may be borne by the noteholders. We refer you to “The Receivables Pool—Distribution by Geographic Location of the Receivables in the [Initial] Pool as of the [Initial] Cutoff Date” in this prospectus.

You May Have Difficulty Selling Your Notes and/or Obtaining Your Desired Price Due to the Absence of, or Illiquidity in, a Secondary Market for Such Notes and Because of General Global Economic Conditions.

The notes will not be listed on any securities exchange. Therefore, in order to sell your notes, you will need to find a willing buyer. The underwriters may, but are not obligated to, provide a secondary market for the offered notes. Accordingly, no assurance can be given that a market will develop or, if one does develop, that it will provide you with liquidity of investment or continue for the life of your notes.

Major disruptions in the global financial markets could result in significant reductions in liquidity in the secondary market for asset-backed securities. Periods of illiquidity could affect the secondary market, thereby adversely affecting the market value of your notes and your ability to locate a willing purchaser. Furthermore, the global financial markets could experience increased volatility due to uncertainty surrounding the level and sustainability of the sovereign debt of various countries. Concerns regarding sovereign debt may spread to other countries at any time. There can be no assurance that this uncertainty related to the sovereign debt of various countries will not lead to disruption of the credit markets in the United States. [Moreover, the global economic slowdown resulting from the COVID-19 pandemic had created and may in the future lead to disruptions and uncertainty in global financial markets, including the secondary market for asset-backed securities.] Accordingly, you may not be able to sell your notes when you want to do so or you may be unable to obtain the price that you wish to receive for your notes and, as a result, you could suffer a loss on your investment.

The UK has withdrawn from the European Union (“EU”) (such withdrawal being commonly referred to as “Brexit”) and is no longer subject to EU law. A trade and cooperation agreement governing the future relationship between the UK and the EU became effective on May 1, 2021. There remains considerable uncertainty surrounding the implications and implementation of the ongoing relationship between the UK and the EU following Brexit (including the details of how it will be conducted, how trade relations may develop, whether it will have a negative impact on the UK or the broader global economy and the impact on the value of the British pound). Brexit creates an uncertain political, legal and economic environment in the UK and potentially across the member states of the EU and in global markets for the foreseeable future. That uncertainty may in turn adversely impact the liquidity and/or market value of the notes.

The Return on Your Notes May Be Reduced Due to Varying Economic Circumstances and/or an Economic Downturn.

Recently, the United States had experienced severe and unprecedented economic slowdown that may adversely affect the performance of the receivables and the performance and market value of your notes. A further deterioration in economic conditions and certain economic factors [(including due to the COVID-19 pandemic)] could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables. Economic conditions could deteriorate in connection with an economic downturn, high interest rates, inflation, volatile gasoline and oil prices, housing price declines, tariffs and other trade protection measures, terrorist events, extreme weather conditions or other events. As a result of any deterioration of economic conditions, you may experience payment delays and losses on your notes. An improvement in economic conditions could result in prepayments by the obligors of their payment obligations under the receivables. As a result, you may receive principal payments of your notes earlier than anticipated.

In addition, a general economic downturn [(including due to the COVID-19 pandemic)] may adversely affect the performance of the receivables. During periods of economic slowdown or recession, delinquencies, defaults, repossessions and losses generally increase. High levels of unemployment, low levels of consumer confidence in the economy and a general reduction in the availability of credit may lead to increased delinquencies and defaults by obligors. Further, these periods may also be accompanied by decreased consumer demand for motor vehicles and declining values of motor vehicles securing outstanding motor vehicle retail installment sale contracts, which weakens collateral coverage and increases the amount of a loss in the event of default by an obligor. Significant increases in the inventory of used motor vehicles during periods of economic slowdown or recession may also depress the prices at which repossessed motor vehicles may be sold or delay the timing of these sales.

[Further, in response to the COVID-19 pandemic, many motor vehicle finance companies, including World Omni Financial Corp., had temporarily suspended certain involuntary repossession activities. In accordance with state specific guidelines and other applicable law, World Omni Financial Corp. has reinitiated vehicle repossession activities. In addition, used car auctions were temporarily closed in certain localities in response to government mandates, which caused a delay in recoveries. Used car auctions have resumed; however, if a vehicle is repossessed while the used car auction market is not fully functioning, the sale proceeds for such vehicle may be lower than expected, resulting in increased losses that may result in losses on your notes.]

New tariffs and evolving trade policy between the United States and other countries could also adversely affect economic conditions and the performance of the receivables.

No prediction or assurance can be made as to the effect of an economic downturn or economic growth on the rate of delinquencies, prepayments and/or losses on the receivables[, however, because a substantial amount of receivables are from obligors with a [FICO® score][Vantage Score] below 650, the actual rates of delinquencies, defaults, repossessions and losses on the receivables are expected to be higher than those experienced in the general automobile finance industry and may be affected to a greater extent during an economic downturn].

[The Offered Notes May Not Be Suitable Investments for Certain Environmentally or Sustainability Focused Investors.]

[World Omni Financial Corp.’s ability to acquire new retail installment sales contracts financing [Toyota branded] motor vehicles which meet certain eligibility criteria for certain environmentally- or sustainability-related purposes will depend on the availability of such motor vehicles and market conditions, including supply chain disruptions. No assurance is given by the issuing entity[[,] the grantor trust[,]] the depositor, the sponsor, any underwriter or any other party to the transaction described in this prospectus that the pool of receivables will satisfy (or will continue to satisfy) the eligibility criteria, whether in whole or in part, any present or future investor expectations, requirements, standards, or other investment criteria or guidelines with which such investor or its investments are required to comply, whether by any present or future applicable law or regulation or by its own by-laws or other governing rules or investment portfolio mandates, ratings mandates or criteria, standards, or other independent expectations, including with regard to any direct or indirect environmental, sustainability or social impact of any investment in the notes or the use of the related net proceeds by World Omni Financial Corp.

[It will not be a breach of representation and warranty nor an event of default under the indenture or any other transaction document if a pool of retail installment sales contracts fail to meet the investment criteria of any particular investor.] However, the investment requirements of certain environmentally or sustainability focused investors may adversely affect the value and trading price of the notes, and may have consequences for certain investors with portfolio mandates to invest in securities to be used for a particular purpose.]

[There is no Legal, Regulatory, or Market Definition of or Standardized Criteria for What Constitutes a “Green,” “Sustainable,” or other Equivalently Labeled Investment or Use of Proceeds, and Any Such Designations Made by Third Parties with Respect to the Notes May Not Be Suitable for The Investment Criteria of an Investor.]

[There is currently no clear definition (legal, regulatory or otherwise) of, or market consensus as to what constitutes, a “green,” “sustainable,” or other equivalently labeled investment or use of proceeds, or as to what precise attributes are required for an investment or use of proceeds to be defined as “green,” “sustainable,” or such other equivalent label, nor can any assurance be given that a clear definition or consensus will develop over time.  Therefore no assurance can be provided to potential investors that the notes or the use of the net proceeds from the sale of the notes, as described in this prospectus, will meet any or all investor expectations regarding such “green,” sustainable,” or other equivalently labeled objectives.

No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any opinion or certification of World Omni Financial Corp. or any third-party (whether or not solicited by the issuing entity, World Omni Financial Corp. or any of its affiliates) in this prospectus. For the avoidance of doubt, any such opinion or certification is not, nor shall be deemed to be, incorporated in and/or form part of this prospectus. Any such opinion or certification is not, nor should be deemed to be, a recommendation by World Omni Financial Corp. or any other person to buy, sell or hold the offered notes. Any such opinion or certification is only current as of the date that opinion or certification was initially issued.  Prospective investors must determine for themselves the relevance of any such opinion or certification, the information contained therein, and the provider of such opinion or certification for the purpose of any investment in the notes. Any withdrawal of any such opinion or certification or any additional opinion or certification may have a material adverse effect on the value of the offered notes or result in adverse consequences for certain investors with mandates to invest in securities to be used for a particular purpose.]

[Climate Change Could Have an Adverse Effect on World Omni Financial Corp.’s Business and May, Directly or Indirectly, Cause Losses on Your Notes.]

[The effects of climate change and the ongoing efforts to mitigate its impact may have a negative effect on World Omni Financial Corp., including through climate change-related legislation and regulation, adverse changes to the physical environment and public perception of greenhouse gas emissions from petroleum powered vehicles. The auto industry, in particular, is subject to regulations which attempt to address concerns regarding the environment, including global climate change and its impact. The precise implications of those actions, as well as future efforts, are uncertain, but could adversely impact the business operations and financial condition of manufacturers, suppliers and other interdependent market participants in the auto industry, including auto finance companies such as World Omni Financial Corp. World Omni Financial Corp.’s ability to acquire new retail installment sales contracts financing [Toyota branded] motor vehicles which meet certain eligibility criteria for certain environmentally- or sustainability-related purposes, or comply with applicable rules and regulations, will depend on the availability of such motor vehicles and market conditions, including supply chain disruptions.

Significant physical effects of climate change, such as extreme weather and natural disasters, may affect manufacturers, suppliers and other interdependent market participants in the auto industry, including World Omni Financial Corp. and the obligors on the receivables. For example, obligors living in areas affected by extreme weather and natural disasters may suffer financial harm, reducing their ability to make timely payments on their receivables. The auto dealerships in the Five State Area and physical auctions that facilitate the origination of the receivables and disposition of the financed vehicles are also subject to disruption as a result of extreme weather and natural disasters. In addition, extreme weather and natural disasters may have industry- or economy-wide effects due to the interdependence of market actors. For additional information, see See “Risk Factors—Risks Relating to Economic Conditions and Other External Factors— The Geographic Concentration and Performance of the Receivables May Increase the Risk of Loss on Your Investment.”

The effects of climate change could adversely affect the performance of the receivables, the market value of the finance vehicles, the credit rating of World Omni Financial Corp. or the ability of World Omni Financial Corp., as sponsor, to honor its commitment to repurchase [or substitute] receivables due to breaches of representations or warranties, and, as servicer, to service the receivables or purchase [or substitute] receivables due to certain servicer modifications, which could result in losses on your notes. For information with respect to World Omni Financial Corp.’s efforts regarding climate change, see “World Omni Financial Corp.’s Automobile Finance Business—Corporate Responsibility” in this prospectus.]

Risks relating to certain regulatory and material legal aspects of the receivables
[Tax Withholding Obligations of the Issuing Entity May Affect Amounts Distributable to Investors.]

[The issuing entity will take the position that its income will not be treated as effectively connected to a United States trade or business and each certificateholder that is also a [Non-U.S. Person] is required to certify that such income is not effectively connected to a United States trade or business of such [Non-U.S. Person]. Accordingly, the issuing entity will not withhold based on the income allocable to a [Non-U.S. Person] certificateholder. If a taxing authority successfully asserts that the income of the issuing entity is effectively connected to a United States trade or business or a [Non-U.S. Person] certificateholder treats the income as effectively connected to a United States trade or business, the issuing entity could be required to withhold based on the net income allocable to a [Non-U.S. Person] certificateholder. Such withholding may limit the amount of cash available to the issuing entity to make distributions to the investors in the notes.

The issuing entity will take the position that state and local income taxes do not need to be withheld from distributions to certificateholders with respect to receivables originated (or currently located) in such jurisdictions.  If a state or local taxing authority determines that such withholding is required by the issuing entity, or that tax, interest or penalties are owed by the issuing entity or tax matters partner, the issuing entity will be required to withhold such amounts from distributions to certificateholders.  Any amounts withheld could reduce the distributions otherwise payable to the investors in the notes].

[Insert for transactions structured to comply with material net economic interest retention: Requirements for Certain European Union and United Kingdom Regulated Investors.]	[Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017 laying down a general framework for securitisation and creating a specific framework for simple, transparent and standardised securitisation and amending certain other EU directives and regulations (as amended, the “EU Securitisation Regulation”) is directly applicable in member states of the EU and will be applicable in any non-EU states of the EEA in which it is implemented. The EU Securitisation Regulation, together with all relevant implementing regulations in relation thereto, all regulatory and/or implementing technical standards in relation thereto or applicable in relation thereto pursuant to any transitional arrangements made pursuant to the EU Securitisation Regulation and, in each case, any relevant guidance and directions published in relation thereto by the European Banking Authority (the “EBA”), the European Securities and Markets Authority and the European Insurance and Occupational Pensions Authority (or, in each case, any predecessor or any other applicable regulatory authority) or by the European Commission, in each case as amended and in effect from time to time, are referred to in this prospectus as the “EU Securitisation Rules”.

Article 5 of the EU Securitisation Regulation places certain due diligence requirements (the “EU Investor Due Diligence Requirements”) on investments in ‘securitisations’ (as defined in the EU Securitisation Regulation) by an “institutional investor,” defined in the EU Securitisation Regulation to include: (a) an insurance undertaking as defined in Directive 2009/138/EC, as amended, known as Solvency II; (b) a reinsurance undertaking as defined in Solvency II; (c) with certain exceptions, an institution for occupational retirement provision falling within the scope of Directive (EU) 2016/2341, or an investment manager or an authorized entity appointed by such an institution for occupational retirement provision as provided in that Directive; (d) an alternative investment fund manager as defined in Directive 2011/61/EU that manages and/or markets alternative investment funds in the EU; (e) an undertaking for collective investment in transferable securities (“UCITS”) management company, as defined in Directive 2009/65/EC, as amended, known as the UCITS Directive, or an internally managed UCITS, which is an investment company that is authorized in accordance with that Directive and has not designated such a management company for its management; and (f) a credit institution or an investment firm, as defined in and for the purposes of Regulation (EU) No 575/2013, as amended, known as the Capital Requirements Regulation (the “EU CRR”). Pursuant to Article 14 of the EU CRR, the EU Investor Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of institutions regulated under the EU CRR (such affiliates, together with all such institutional investors, the “EU Affected Investors”).

The EU Investor Due Diligence Requirements provide that, prior to investing in (or otherwise holding an exposure to) a “securitisation position” (as defined in the EU Securitisation Regulation), an EU Affected Investor, other than the originator, sponsor or original lender (each as defined in the EU Securitisation Regulation) must, among other things: (1) verify that: (a) where the originator or original lender is established in a third country (that is, not within the EU), the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness; (b) if established in such a third country, the originator, sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, shall not be less than 5%, determined in accordance with Article 6 of the EU Securitisation Regulation, and discloses the risk retention to EU Affected Investors; and (c) the originator, sponsor or special purpose securitisation entity (“SSPE”) has, where applicable, made available the information required by Article 7 of the EU Securitisation Regulation (which sets out transparency requirements for originators, sponsors and SSPEs) in accordance with the frequency and modalities provided for in such Article; and (2) carry out a due-diligence assessment which enables the EU Affected Investor to assess the risks involved, considering at least (a) the risk characteristics of the securitisation position and the underlying exposures, and (b) all the structural features of the securitisation that can materially impact the performance of the securitisation position.

The EU Investor Due Diligence Requirements also provide that, while holding a securitisation position, an EU Affected Investor must: (a) establish appropriate written procedures in order to monitor, on an ongoing basis, its compliance with the foregoing requirements and the performance of the securitisation position and of the underlying exposures; (b) regularly perform stress tests on the cash flows and collateral values supporting the underlying exposures; (c) ensure internal reporting to its management body to enable adequate management of material risks; and (d) be able to demonstrate to its regulatory authorities that it has a comprehensive and thorough understanding of the securitisation position and its underlying exposures and has implemented written policies and procedures for managing risks of the securitisation position and maintaining records of the foregoing verifications and due diligence and other relevant information.

It remains unclear what is and will be required for EU Affected Investors to demonstrate compliance with certain aspects of the EU Investor Due Diligence Requirements.

The EU Securitisation Regulation imposes a direct obligation on the originator, sponsor or original lender of a securitisation to retain a material net economic interest in the securitisation of not less than 5% (the “EU Risk Retention Requirements”). Certain aspects of the EU Risk Retention Requirements are to be further specified in regulatory technical standards to be adopted by the European Commission as delegated regulations. The EBA published a draft of those regulatory technical standards on July 31, 2018 (the “2018 Draft RTS”) and, following certain amendments to the EU Securitisation Regulation, on June 30, 2021 published a consultation paper with amended draft regulatory technical standards in relation to risk retention. However, such regulatory technical standards have not yet been finalized and, consequently, have not yet been adopted by the European Commission or published in final form. Pending their implementation, pursuant to Article 43(7) of the EU Securitisation Regulation certain provisions of Delegated Regulation (EU) No. 625/2014 (the “CRR RTS”) shall continue to apply in respect of the EU Risk Retention Requirements.

The EU Securitisation Regulation is silent as to the jurisdictional scope of the EU Risk Retention Requirements and, consequently, whether, for example, they impose a direct obligation upon U.S. established entities, such as World Omni. However, the explanatory memorandum to the original European Commission proposal for a securitisation regulation implies that the direct obligation would not apply where none of the originator, sponsor or original lender is established in the EU, and this interpretation is supported by the EBA’s "Feedback on the public consultation" section of the 2018 Draft RTS, where it said: “The EBA agrees however that a "direct" obligation should apply only to originators, sponsors and original lenders established in the EU as suggested by the European Commission in the explanatory memorandum”. This interpretation (the “EBA Guidance Interpretation”) is, however, non-binding and not legally enforceable.

Notwithstanding the above, on the closing date, the sponsor will, as “originator” within the meaning of the EU Securitisation Rules, i.e., the entity which itself or through related entities was involved in the original agreement which created the obligations or potential obligations of the debtor or potential debtor giving rise to the exposures being securitized, being the receivables, agree to retain, on an ongoing basis while the notes remain outstanding, a material net economic interest in the securitisation transaction described in this prospectus, and to take certain other actions, all in the manner, and on the terms, summarized in “EU and UK Risk Retention” in this prospectus.

The EU Securitisation Rules provide that an entity shall not be considered an “originator” within the meaning of such rules if it has been established or operates for the sole purpose of securitizing exposures. In this regard, see, in particular, “World Omni Financial Corp.’s Automobile Finance Business” in this prospectus for information with regard to the Sponsor’s business and related operations.

With regard to World Omni Financial Corp.’s credit-granting criteria and processes, see “World Omni Financial Corp.’s Automobile Finance Business—Underwriting” in this prospectus.

Article 7 of the EU Securitisation Regulation requires that the “originator”, “sponsor” and “SSPE” (as those terms are defined in the EU Securitisation Regulation), makes certain prescribed information relating to the relevant securitisation available to investors, competent authorities and, upon request, to potential investors. Such prescribed information includes quarterly asset-level reporting and quarterly investor reporting using a specified form of reporting template. The EU Securitisation Regulation does not explicitly specify the jurisdictional scope of the application of Article 7. As such, the application of Article 7 of the EU Securitisation Regulation to the issuing entity, the depositor, the sponsor or any other party to the transaction is not certain. None of the issuing entity, the depositor, the sponsor or any other party related to the transaction described herein or any of their respective affiliates undertakes to make available to investors the prescribed information relating to the issuance of the notes (or to provide any such information in the prescribed form) provided for in Article 7 of the EU Securitisation Regulation.

With respect to the UK, relevant UK-established or UK-regulated persons (as described below) are subject to the restrictions and obligations of Regulation (EU) 2017/2402 as it forms part of the domestic law of the UK by operation of the EUWA, and as amended by the Securitisation Amendment) (EU Exit) Regulations 2019 (and as further amended from time to time, the “UK Securitisation Regulation”, and together with the EU Securitisation Regulation, the “Securitisation Regulations”). The UK Securitisation Regulation, together with (a) all applicable binding technical standards made under the UK Securitisation Regulation, (b) any EU regulatory technical standards or implementing technical standards relating to the EU Securitisation Regulation (including such regulatory technical standards or implementing technical standards which are applicable pursuant to any transitional provisions of the EU Securitisation Regulation) forming part of the domestic law of the UK by operation of the EUWA), (c) all relevant guidance, policy statements or directions relating to the application of the UK Securitisation Regulation (or any binding technical standards) published by the Financial Conduct Authority (the “FCA”) and/or the Prudential Regulation Authority (the “PRA”) (or their successors), (d) any guidelines relating to the application of the EU Securitisation Regulation which are applicable in the UK, (e) any other transitional, saving or other provision relevant to the UK Securitisation Regulation by virtue of the operation of the EUWA and (f) any other applicable laws, acts, statutory instruments, rules, guidance or policy statements published or enacted relating to the UK Securitisation Regulation, in each case, as may be further amended, supplemented or replaced, from time to time, are referred to in this prospectus as the “UK Securitisation Rules”, and together with the EU Securitisation Rules, the “Securitisation Rules”).

Article 5 of the UK Securitisation Regulation places certain due diligence requirements (the “UK Investor Due Diligence Requirements” and, together with the EU Investor Due Diligence Requirements, the “Investor Due Diligence Requirements” (and references in this prospectus to “the applicable Investor Due Diligence Requirements” shall mean such Investor Due Diligence Requirements to which a particular Affected Investor is subject)) on investments in “securitisations” (as defined in the UK Securitisation Regulation) by an “institutional investor”, defined in the UK Securitisation Regulation to include: (a) an insurance undertaking as defined in section 417(1) of the FSMA; (b) a reinsurance undertaking as defined in section 417(1) of the FSMA; (c) an occupational pension scheme as defined in section 1(1) of the Pension Schemes Act 1993 that has its main administration in the UK, or a fund manager of such a scheme appointed under section 34(2) of the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorized for the purposes of section 31 of the FSMA; (d) an AIFM (as defined in regulation 4(1) of the Alternative Investment Fund Managers Regulations 2013) which markets or manages AIFs (as defined in regulation 3 of those Regulations) in the UK; (e) a management company as defined in section 237(2) of the FSMA; (f) a UCITS as defined by section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; and (g) a CRR firm as defined by Article 4(1)(2A) of Regulation (EU) No 575/2013, as it forms part of the domestic law of the UK by virtue of the EUWA. The UK Investor Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of such CRR firms (such affiliates, together with all such institutional investors, “UK Affected Investors”, and together with EU Affected Investors, “Affected Investors”).

The UK Investor Due Diligence Requirements provide that, prior to investing in (or otherwise holding an exposure to) a “securitisation position” (as defined in the UK Securitisation Regulation), a UK Affected Investor, other than the originator, sponsor or original lender (each as defined in the UK Securitisation Regulation) must, among other things: (1) verify that: (a) where the originator or original lender is established in a third country (i.e. not within the UK), the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness; (b) if established in such a third country, the originator, sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, shall not be less than 5%, determined in accordance with Article 6 of the UK Securitisation Regulation, and discloses the risk retention to UK Affected Investors; and (c) if established in such a third country, the originator, sponsor or SSPE has, where applicable, made available information which is substantially the same as that which it would have made available under Article 7 of the UK Securitisation Regulation (which sets out transparency requirements for originators, sponsors and SSPEs) if it had been established in the UK and has done so with such frequency and modalities as are substantially the same as those with which it would have made such information available if it had been established in the UK; and (2) carry out a due-diligence assessment which enables the UK Affected Investor to assess the risks involved, considering at least (a) the risk characteristics of the securitisation position and the underlying exposures, and (b) all the structural features of the securitisation that can materially impact the performance of the securitisation position.

The UK Investor Due Diligence Requirements also provide that, while holding a securitisation position, a UK Affected Investor must: (a) establish appropriate written procedures in order to monitor, on an ongoing basis, its compliance with the foregoing requirements and the performance of the securitisation position and of the underlying exposures; (b) regularly perform stress tests on the cash flows and collateral values supporting the underlying exposures; (c) ensure internal reporting to its management body to enable adequate management of material risks; and (d) be able to demonstrate to its regulatory authority that it has a comprehensive and thorough understanding of the securitisation position and its underlying exposures and has implemented written policies and procedures for managing risks of the securitisation position and maintaining records of the foregoing verifications and due diligence and other relevant information.

Certain temporary transitional arrangements are in effect, pursuant to directions made by the relevant UK regulators, with regard to the UK Investor Due Diligence Requirements. Under such arrangements, until March 31, 2022, subject to applicable conditions and in certain respects, a UK Affected Investor may be permitted to comply with a provision of the EU Securitisation Regulation to which it would have been subject before the UK Securitisation Regulation came into effect, in place of a corresponding provision of the UK Securitisation Regulation. Notwithstanding the above, prospective investors that are UK Affected Investors should note the differences in the wording, as between the EU Investor Due Diligence Requirements and the UK Investor Due Diligence Requirements, with respect to the provision of information on the underlying exposures and investor reports. There remains considerable uncertainty as to how UK Affected Investors should ensure compliance with certain aspects of the UK Investor Due Diligence Requirements, including in relation to the verification of disclosure of information and whether the information provided to the noteholders in relation to the securitisation constituted by the issuance of the Notes is or will be sufficient to meet such requirements, and also what view the relevant UK regulators might take.

Article 6 of the UK Securitisation Regulation imposes a direct obligation on the originator, sponsor or original lender of a securitisation to retain a material net economic interest in the securitisation of not less than 5% (the “UK Risk Retention Requirements”). Certain aspects of the UK Risk Retention Requirements may be further specified in technical standards to be made by the FCA and the PRA, acting jointly. Pursuant to Article 43(7) of the UK Securitisation Regulation, until these regulatory technical standards apply, certain provisions of CRR RTS, as they form part of the domestic law of the UK by operation of the EUWA, continue to apply in respect of the UK Risk Retention Requirements.

Similarly to the position under the EU Securitisation Regulation as regards the EU Risk Retention Requirements (see above), the UK Securitisation Regulation is silent as to the jurisdictional scope of the UK Risk Retention Requirements and, consequently, whether, for example, they impose a direct obligation upon U.S.-established entities, such as World Omni. Although the wording of the UK Securitisation Regulation with regard to the UK Risk Retention Requirements is similar to that of the EU Securitisation Regulation with regard to the EU Risk Retention Requirements, such that the EBA Guidance Interpretation may be indicative of the position likely to be taken by the UK regulators in the future, the EBA Guidance Interpretation is non-binding and not legally enforceable.

Notwithstanding the above, on the closing date, the sponsor will, as “originator” within the meaning of the UK Securitisation Rules, i.e., the entity which itself or through related entities was involved in the original agreement which created the obligations or potential obligations of the debtor or potential debtor giving rise to the exposures being securitized, being the receivables, agree to retain, on an ongoing basis while the notes remain outstanding, a material net economic interest in the securitisation transaction described in this prospectus, and to take certain other actions, all in the manner, and on the terms, summarized in “EU and UK Risk Retention” in this prospectus.

The UK Securitisation Regulation provides that an entity shall not be considered an “originator” within the meaning thereof if it has been established or operates for the sole purpose of securitizing exposures. In this regard, see, in particular, “World Omni Financial Corp.’s Automobile Finance Business” in this prospectus for information with regard to the Sponsor’s business and related operations.

With regard to World Omni Financial Corp.’s credit-granting criteria and processes, see “World Omni Financial Corp.’s Automobile Finance Business—Underwriting” in this prospectus.

Article 7 of the UK Securitisation Regulation requires that the “originator”, “sponsor” and “SSPE” (as those terms are defined in the UK Securitisation Regulation), makes certain prescribed information relating to the relevant securitisation available to investors, competent authorities and, upon request, to potential investors. Such prescribed information includes quarterly asset-level reporting and quarterly investor reporting using a specified form of reporting template. The UK Securitisation Regulation does not explicitly specify the jurisdictional scope of the application of Article 7. As such, the application of Article 7 of the UK Securitisation Regulation to the issuing entity, the depositor, the sponsor or any other party to the transaction is not certain. None of the issuing entity, the depositor, the sponsor or any other party related to the transaction described herein or any of their respective affiliates undertakes to make available to investors the prescribed information relating to the issuance of the notes (or to provide any such information in the prescribed form) provided for in Article 7 of the UK Securitisation Regulation.

The securitization transaction described in this prospectus is not being structured to ensure compliance by any person with the transparency requirements in Article 7 of the Securitization Regulations. Further, except as described herein, no party to the transaction described in this prospectus is required by the transaction documents, or intends, to take or refrain from taking any action with regard to such transaction in a manner prescribed or contemplated by the Securitisation Rules, or to take any other action for the purposes of, or in connection with, facilitating or enabling compliance by any person with the applicable Investor Due Diligence Requirements and/or any corresponding national measures that may be relevant.

Each prospective investor in the notes that is an Affected Investor should independently assess and determine whether, and to what extent, the agreement by World Omni to retain the Retained Interest as described in this prospectus and the information provided in this prospectus, in the monthly reports to investors or otherwise to be provided to noteholders, are or will be sufficient for the purposes of such prospective investor’s compliance with the applicable Investor Due Diligence Requirements and/or any corresponding national measures that may be relevant and/or with any other applicable legal, regulatory or other requirements.

Prospective investors that are Affected Investors should be aware that the interpretation of the applicable Investor Due Diligence Requirements remains uncertain and that supervisory authorities and national and other regulators may have different views as to how the applicable Investor Due Diligence Requirements should be interpreted, and those views are still evolving.

None of World Omni Financial Corp., the depositor, the issuing entity[[,] the grantor trust[,]] the underwriters, the indenture trustee, the owner trustee[[,] the grantor trust trustee[,]] nor any other party to the transactions described in this prospectus, nor any of their respective affiliates: (a) makes any representation that the agreement by World Omni Financial Corp. to retain the Retained Interest as described in this prospectus or any information provided in this prospectus, in the monthly reports to investors or otherwise to be provided to noteholders, are or will be sufficient in all circumstances for the purposes of any noteholder’s or prospective investor’s compliance with the applicable Investor Due Diligence Requirements and/or any corresponding national measures that may be relevant, or with any other applicable legal, regulatory or other requirements, or that the structure of the notes, World Omni (including its agreement to retain the Retained Interest) and the transactions described herein are otherwise compliant with the Securitisation Rules; or (b) will have any liability to any person with respect to any deficiency in such agreement or any such information, or with respect to any noteholder’s or prospective investor’s failure or inability to comply with the applicable Investor Due Diligence Requirements and/or any corresponding national measures that may be relevant, or with any other applicable legal, regulatory or other requirements (other than, in each case, any liability arising under a transaction document as a result of a breach by such person of that transaction document).

Any failure by an Affected Investor to comply with the applicable Investor Due Diligence Requirements with respect to an investment in the offered notes may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions by the competent authority of such Affected Investor. The Securitisation Rules and any changes to the regulation or regulatory treatment of the notes for some or all investors may negatively impact the regulatory position of noteholders or prospective investors and have an adverse impact on the value and liquidity of the notes. Prospective investors should analyze their own regulatory position and are encouraged to consult with their own investment and legal advisors, regarding application of, and compliance with, any applicable Investor Due Diligence Requirements or other applicable regulations and the suitability of the offered notes for investment.]

[Insert for transactions not structured to comply with any aspect of EU or UK Credit Risk Retention: The Notes May Not Be a Suitable Investment for Investors Subject to the EU Securitisation Regulation or the UK Securitisation Regulation.]

[None of the sponsor, the depositor, the servicer, the issuing entity or the underwriters, their respective affiliates nor any other party to the transactions described in this prospectus makes any representation or agreement that it intends or is required under the transaction documents to retain a material net economic interest in the securitization constituted by the issuance of the [notes][securities] in a manner that would satisfy the requirements of (i) the EU Securitisation Regulation or (ii) the UK Securitisation Regulation.

None of the sponsor, the depositor, the servicer, the issuing entity or the underwriters, their respective affiliates nor any other party to the transactions described in this prospectus undertakes to take any other action or refrain from taking any action prescribed or contemplated in, or for purposes of, or in connection with, compliance by any investor with any requirement of, the EU Securitisation Regulation or the UK Securitisation Regulation.

The arrangements described under “U.S. Credit Risk Retention” have not been structured with the objective of ensuring compliance with the requirements of the EU Securitisation Regulation or the UK Securitisation Regulation by any person. Consequently, the notes may not be a suitable investment for investors who are subject to the EU Securitisation Regulation or the UK Securitisation Regulation. As a result, the price and liquidity of the notes in the secondary market may be adversely affected.

Prospective investors are responsible for analyzing their own legal and regulatory position and are advised to consult with their own investment and legal advisors regarding the suitability of the notes for investment and the scope, applicability of, and compliance with the EU Securitisation Regulation, the UK Securitisation Regulation and any other existing or future similar regimes in any relevant jurisdictions or other applicable regulations.

For more information regarding the EU Securitisation Regulation and the UK Securitisation Regulation, see “Underwriting” below.]

Federal Financial Regulatory Legislation Could Have an Adverse Effect on World Omni Financial Corp., the Depositor and the Issuing Entity, Which Could Result in Losses or Delays in Payments on Your Notes.	The Dodd-Frank Act took effect on July 22, 2010. The Dodd-Frank Act, among other things:

	•	created the Consumer Financial Protection Bureau (“CFPB”), an agency responsible for administering and enforcing the federal laws and regulations for consumer financial products and services,

	•	created a new framework for the regulation of over-the-counter derivatives activities;

	•	strengthened the regulatory oversight of securities and capital markets activities by the Securities and Exchange Commission (the “SEC”), and

	•	created a liquidation framework for the resolution of bank holding companies and other non-bank financial companies defined as “covered financial companies.”

The Dodd-Frank Act affects the offering, marketing and regulation of consumer financial products and services offered by financial institutions, which includes World Omni Financial Corp.

The CFPB has broad supervision, examination and enforcement authority over the consumer financial products and services of certain non-depository institutions. In this capacity, the CFPB can examine such covered entities for compliance with federal consumer financial protection laws and has authority to order remediation of violations in a number of ways, including imposing civil monetary penalties and requiring such entities to provide customer restitution and to improve their compliance management systems.  On August 31, 2015, World Omni Financial Corp. became subject to the CFPB's supervisory authority when the CFPB's final rule over "larger participants" in the auto finance industry took effect.  Such supervisory authority allows the CFPB to conduct comprehensive and rigorous examinations to assess compliance with consumer financial protection laws, which could result in enforcement actions, regulatory fines and mandated changes to World Omni Financial Corp.'s business products, policies and procedures.

Two of the primary purposes of the CFPB are to ensure that consumers receive clear and accurate disclosures regarding financial products and to protect consumers from discrimination and unfair, deceptive and abusive acts or practices ("UDAAP"). CFPB regulation, inquiries and related enforcement actions, including the CFPB's application of UDAAP principles and supervision of World Omni Financial Corp. by the CFPB, may increase World Omni Financial Corp.'s compliance costs, require changes in World Omni Financial Corp.'s business practices, affect World Omni Financial Corp.'s competitiveness, impair World Omni Financial Corp.'s profitability, harm World Omni Financial Corp.'s reputation or otherwise adversely affect World Omni Financial Corp.'s business.

The CFPB and the Federal Trade Commission (the “FTC”) have broad authority to investigate the products, services and operations of credit providers, including banks and other finance companies engaged in auto finance activities. The CFPB may review the actions of indirect auto finance companies with regard to pricing and other activities and the CFPB has previously taken action against, and entered into settlements with, several such companies under applicable federal or state consumer protection laws. See “Some Legal Aspects of the Receivables—Consumer Protection Laws” in this prospectus. The CFPB has investigated banks and finance companies over the sale and financing of extended warranties and other add-on products. Both the FTC and CFPB have previously taken various enforcement actions against lenders and finance companies involving significant penalties, cease and desist orders and similar remedies that, if applicable to auto finance providers and the type of products, services and operations offered by World Omni Financial Corp., may require it to cease or alter certain business practices, which could have a material adverse effect on its financial condition and results of operations. If any of World Omni Financial Corp.’s practices were found to violate the Equal Credit Opportunity Act or other laws and if World Omni Financial Corp. had knowledge of such violation when it sold the receivables under the sale and servicing agreement, World Omni Financial Corp. could be obligated to repurchase from the [issuing entity][grantor trust] [or substitute] any related receivables that fail to comply with law as described under “Description of the Trust Documents—Sale and Assignment of Receivables” in this prospectus. In addition, World Omni Financial Corp., the depositor[,][or] the issuing entity [or the grantor trust] could become subject to claims by the obligors on those contracts, and any relief granted by a court could potentially adversely affect the issuing entity.

Recently, the CFPB issued two final federal debt collection rules. Both of the final rules became effective in November 2021. Among other things, the new rules impose limits on the ability of debt collectors to make debt collection phone calls to consumers. While the rules limit their applicability to third-party debt collectors which may directly impact the independent contractors retained by World Omni Financial Corp. to perform collection services, World Omni Financial Corp. itself may also be required to comply with their requirements. It is unclear what effect, if any, the new debt collection rules will have on the receivables or the servicer's practices, procedures and other servicing activities relating to the receivables or if such impact could reduce the associated recoveries. The timing and impact of the new rules on World Omni Financial Corp.’s business remain uncertain.

The Dodd-Frank Act increases the regulation of the securitization markets. For example, it requires securitizers or originators to retain an economic interest in a portion of the credit risk for any asset that they securitize or originate. It also gives broader powers to the SEC to regulate credit rating agencies and adopt regulations governing these organizations and their activities.

Compliance with the implementing regulations promulgated under the Dodd-Frank Act or the oversight of the SEC or CFPB may impose costs on, create operational constraints for, or place limits on pricing with respect to finance companies such as World Omni Financial Corp. or its affiliates. No assurance can be given that these new requirements imposed by the Dodd-Frank Act, or any subsequent implementing regulations, bulletins or other guidance, will not have a significant impact on the servicing of the receivables, on the regulation and supervision of World Omni Financial Corp., as an originator or servicer, the depositor, the issuing entity [, the grantor trust] or their respective affiliates.

Additionally, no assurances can be given that the liquidation framework for the resolution of “covered financial companies” would not apply to World Omni Financial Corp. or its affiliates, including the depositor[,][and] the issuing entity [and the grantor trust]. See “Some Legal Aspects of the Receivables—Dodd-Frank Orderly Liquidation Authority Provisions—Potential Applicability to World Omni Financial Corp., the Depositor and the Issuing Entity” in this prospectus.

If the Federal Deposit Insurance Corporation (the “FDIC”) were appointed receiver of World Omni Financial Corp., the depositor or the issuing entity under the Orderly Liquidation Authority provisions (“OLA”) of the Dodd-Frank Act, the FDIC could repudiate contracts deemed burdensome to the estate, including secured debt. World Omni Financial Corp. has structured the transfers of the receivables to the depositor and the issuing entity as a valid and complete sale under applicable state law and under the Bankruptcy Code to mitigate the risk of the recharacterization of the sale as a security interest to secure debt of World Omni Financial Corp. Any attempt by the FDIC to recharacterize the transfer of the receivables as a security interest to secure debt that the FDIC then repudiates would cause delays in payments or losses on the notes. In addition, if the issuing entity were to become subject to OLA, the FDIC may repudiate the debt of the issuing entity and the noteholders would have a secured claim in the receivership of the issuing entity. Also, if the issuing entity were subject to OLA, noteholders would not be permitted to accelerate the debt, exercise remedies against the collateral or replace the servicer without the FDIC’s consent for 90 days after the receiver is appointed. As a result of any of these events, delays in payments on the notes would occur and possible reductions in the amount of those payments could occur. See “Some Legal Aspects of the Receivables—Dodd-Frank Orderly Liquidation Authority Provisions—FDIC’s Repudiation Power Under OLA” in this prospectus.

In addition, and also assuming that the FDIC were appointed receiver of World Omni Financial Corp., the depositor[,][or] the issuing entity [or the grantor trust] under OLA, the FDIC could avoid transfers of receivables that are deemed “preferential.” Under one potential interpretation of OLA, the FDIC could avoid World Omni Financial Corp.’s transfer of receivables to the depositor perfected merely by the filing of a UCC financing statement. If the transfer were voided as a preference under OLA, noteholders would have only an unsecured claim in the receivership for the purchase price of the receivables. Although the FDIC has issued a final rule to the effect that the preference provisions of OLA should be interpreted in a manner consistent with those of the Bankruptcy Code, the application of the provisions remains uncertain. See “Some Legal Aspects of the Receivables—Dodd-Frank Orderly Liquidation Authority Provisions—FDIC’s Avoidance Power Under OLA” in this prospectus.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act, or the “CARES Act,” was signed into law by the President of the United States. The CARES Act is extensive legislation adopted to address the COVID-19 pandemic, and it includes various provisions intended to help consumers, such as new requirements affecting credit reporting, direct payments to workers, and unemployment relief. However, the CARES Act is a complex and extensive legislation and as a result, the potential impact of the CARES Act and its implementing regulations on financial institutions and other nonbank financial companies, such as World Omni Financial Corp., its affiliates, or consumers, such as the obligors of the receivables, is not fully known. Furthermore, it is unknown what effect, if any, the expiration, modification, extension or renewal of certain of these governmental measures, or other similar legislation, may have on the ability of the obligors to make timely payments on the receivables. Additionally, compliance with the implementing regulations under the CARES Act may impose costs on, or create operational constraints for, World Omni Financial Corp. and may have an adverse impact on the ability of the servicer to effectively service the receivables.

Existing Legislation and Future Regulatory Reforms Could Have an Adverse Effect on World Omni Financial Corp.’s Business and Operating Results.

World Omni Financial Corp. is subject to federal and state regulation and may see restrictions on pricing and enforcement proceedings through the Dodd-Frank Wall Street Reform and Consumer Protection Act, other similar legislation or future legislation. There can be no assurance that new requirements, or any subsequent implementing regulations, bulletins or other guidance, will not have an adverse impact on the servicing of the receivables, on World Omni Financial Corp.'s securitization programs or on the regulation and supervision of World Omni Financial Corp., the depositor or the issuing entity. The potential impact of such legislation and resulting regulations may include increased cost of operations due to greater regulatory oversight, supervision and examination and limitations on our ability to expand product and service offerings due to stricter consumer protection laws and regulations.

Compliance with applicable law is costly and can affect operating results. Compliance requires forms, processes, procedures, controls and the infrastructure to support these requirements. Compliance may create operational constraints and place limits on pricing. Laws in the financial services industry are designed primarily for the protection of consumers. The failure to comply could result in significant statutory civil and criminal penalties, monetary damages, attorneys’ fees and costs, possible revocation of licenses and damage to World Omni Financial Corp.’s reputation, brand and valued customer relationships.

Receivables That Fail to Comply with Consumer Protection Laws May Be Unenforceable, Which May Result in Losses on Your Investment.

Federal and state consumer protection laws regulate the creation, collection and enforcement of retail installment sale contracts. These laws impose specific statutory liabilities upon creditors who fail to comply with the provisions of these laws.  These laws may also make an assignee of a retail installment sale contract, such as the [issuing entity][grantor trust], liable to the obligor for any violation by the lender or the initial creditor and may also affect an assignee's ability to enforce its rights related to a retail installment sale contract.  World Omni Financial Corp. will make representations and warranties that, to the best of its knowledge, each receivable complies with all requirements of applicable law in all material respects at the time it was originated. If any such representation or warranty proves incorrect, has certain material and adverse effects on the receivable, and is not timely cured, World Omni Financial Corp. will be required to repurchase [or substitute] any affected receivable. To the extent World Omni Financial Corp. fails to make such repurchase payment [or substitution] or the [issuing entity][grantor trust] suffers a loss as a result of a violation of consumer protection laws, you may suffer a loss on your investment in the notes. Pursuant to the receivables purchase agreement, World Omni Financial Corp. will also indemnify the depositor, who will assign all its right, title and interests under the receivables purchase agreement to the issuing entity, for any liability resulting from the failure of a receivable to be originated in compliance in all material respects with all requirements of applicable federal, state and local laws and regulations thereunder. For more information regarding consumer protection laws, we refer you to "Some Legal Aspects of the Receivables—Consumer Protection Laws."

The Return on Your Notes Could Be Reduced by Shortfalls Due to Military Action.

The effect of any current or future military action by or against the United States, as well as any future terrorist attacks, on the performance of the receivables is unclear, but there may be an adverse effect on general economic conditions, consumer confidence in the economy and general market liquidity. Investors should consider the possible effects on delinquency, default and prepayment experience of the receivables and the financed vehicles.

In some circumstances, the Servicemembers Civil Relief Act and similar state legislation may limit the interest payable on a receivable during an obligor’s active military duty. This legislation could adversely affect the ability of the servicer to collect full amounts of interest on these receivables as well as to foreclose on an affected receivable during the obligor’s period of active military duty. This legislation may thus cause delays and losses in payments to holders of the notes.

We refer you to “Some Legal Aspects of the Receivables—Consumer Protection Laws.”

Interests of Other Persons in the Receivables and Financed Vehicles Could Be Superior to the Issuing Entity’s Interest, Which May Result in Reduced Payments on Your Notes.

Many federal and state laws, including the Uniform Commercial Code, govern the transfer of the receivables by World Omni Financial Corp. to the depositor[,][and] by the depositor to the issuing entity [and by the issuing entity to the grantor trust], the perfection of the security interests in the receivables and the enforcement of security interests in the financed vehicles.

Upon the origination or acquisition of a receivable, the originating dealer will have commenced appropriate actions that would result in notation of World Omni Financial Corp.’s security interest in the financed vehicle on the related certificate of title. In connection with each sale of receivables, World Omni Financial Corp. will assign its security interests in the financed vehicles to the depositor[,][and] the depositor will assign its security interests to the issuing entity [and the issuing entity will assign its security interests to the grantor trust][the issuing entity will also pledge all of its assets including the grantor trust certificate to the indenture trustee]. Due to the administrative burden and expense of retitling each of the financed vehicles, neither World Omni Financial Corp. nor the depositor will amend or reissue the certificates of title to the financed vehicles to reflect the assignments. In the absence of an amendment or reissuance, the issuing entity [the grantor trust] may not have a perfected security interest in the financed vehicles securing the receivables in some states. World Omni Financial Corp. will be obligated to repurchase [or substitute] any receivable sold to the issuing entity [grantor trust] which did not have a perfected security interest in the name of World Omni Financial Corp. in the financed vehicle on the closing date. World Omni Financial Corp. will also be obligated to purchase any receivable sold to the issuing entity [grantor trust] as to which it failed to maintain a perfected security interest in the name of World Omni Financial Corp. in the financed vehicle securing the receivable. All repurchases [or substitutions] by World Omni Financial Corp. are limited to breaches that materially and adversely affect the receivable, subject to the expiration of the applicable cure period. If the security interest of World Omni Financial Corp. is perfected, the issuing entity [grantor trust] generally will have a prior claim over subsequent purchasers of the financed vehicle and holders of subsequently perfected security interests.

Due to factors including liens for repairs of a financed vehicle or for unpaid taxes of an obligor, the [issuing entity][grantor trust] could lose the priority of its security interest in a financed vehicle. Neither World Omni Financial Corp. nor the servicer will have any obligation to purchase a receivable if these liens result in the loss of the priority of the security interest in the financed vehicle after the issuance of notes by the issuing entity. Generally, no action will be taken to perfect the rights of the indenture trustee in proceeds of any insurance policies covering individual financed vehicles or obligors. Therefore, the rights of a third party with an interest in the proceeds could prevail against the rights of the [issuing entity][grantor trust] prior to the time the proceeds are deposited by the servicer into an account controlled by the indenture trustee. We refer you to "Some Legal Aspects of the Receivables—Security Interests in the Financed Vehicles."

The servicer is required to maintain possession of the original tangible contracts for each of the receivables (or, with respect to any contracts that are electronic chattel paper, the servicer is required to maintain control of the contracts for each receivable). If the servicer sells or pledges and delivers the original contracts (or, with respect to any contracts that are electronic chattel paper, transfers control of the contracts) for the receivables to another party, in violation of its obligations under the trust documents, this party could acquire an interest in the receivable having a priority over the [issuing entity's][grantor trust’s] interest. Furthermore, if the servicer becomes insolvent, competing claims to ownership or security interests in the receivables could arise. These claims, even if unsuccessful, could result in delays in payments on the notes. If successful, the attempt could result in losses or delays in payment to you or an acceleration of the repayment of the notes [and distributions on the certificates].

If the Servicer Does Not Maintain Control of the Receivables Evidenced by Electronic Contracts, the [Issuing Entity] [Grantor Trust] May Not Have A Perfected Security Interest in Those Receivables.

As described in "World Omni Financial Corp.'s Automobile Finance Business—Electronic Contracts and Electronic Contracting" in this prospectus, World Omni Financial Corp. may originate receivables electronically using a third-party custodian and using the third-party custodian's technology system.  Such electronic contracts are stored in an electronic vaulting system maintained by such third-party custodian on behalf of World Omni Financial Corp.  The electronic vaulting system recognizes World Omni Financial Corp. as the party having control of the receivables originated electronically by World Omni Financial Corp., and World Omni Financial Corp., as servicer, is required to maintain control of those receivables on behalf of World Omni Financial Corp. and its assigns.  The electronic vaulting system is designed to enable World Omni Financial Corp. to perfect its security interest in the receivables evidenced by electronic contracts by satisfying the applicable Uniform Commercial Code's requirements for "control" of electronic chattel paper.  For a description of these requirements, see "Some Legal Aspects of the Receivables—Interests in the Receivables" and "—Safekeeping of Chattel Paper" in this prospectus.

World Omni Financial Corp. will represent that World Omni Financial Corp., as servicer, has "control" (within the meaning of the applicable UCC) in each receivable that is evidenced by electronic contracts.  However, it is possible that another person could acquire an interest in an electronic contract that is superior to World Omni Financial Corp.'s interest (and accordingly the [issuing entity's][grantor trust’s] interest).  This could occur if World Omni Financial Corp. ceases to have "control" over an electronic contract that is maintained on behalf of World Omni Financial Corp. by the third-party custodian and another party purchases that electronic contract (without knowledge that such purchase violates World Omni Financial Corp.'s or its assigns' rights, as applicable, in the electronic contract) and obtains "control" over the electronic contract.   World Omni Financial Corp. also could lose control over an electronic contract if through fraud, forgery, negligence or error, or as a result of a computer virus or a failure of or weakness in the electronic vaulting system, a person other than World Omni Financial Corp. were able to modify or duplicate the authoritative copy of the contract.

Although World Omni Financial Corp. will perfect its assignment of its security interest in the electronic contracts to the [issuing entity][grantor trust] by filing financing statements, if the interests in the receivables that World Omni Financial Corp. acquired from the originating dealer were not perfected by control, the priority of the [issuing entity's][grantor trust’s] security interest in the receivables could be affected. The [issuing entity's][grantor trust’s] interest in the receivables could be junior to another party with a perfected security interest in the inventory of the originating dealer or to judgment creditors who obtain a lien on the receivables or to a bankruptcy trustee of a dealer that becomes a debtor in bankruptcy.

There can be no assurances that any third-party software employed by World Omni Financial Corp. will perform as represented to World Omni Financial Corp. and maintain the systems and controls required to provide assurance that World Omni Financial Corp. maintains control over an electronic contract.  In that event, there may be delays in obtaining copies of the electronic contract or confirming ownership and control of the electronic contract.

From time to time, the receivables evidenced by electronic contracts may be amended, including, without limitation, by extensions of the maturity date [(including extensions in connection with the COVID-19 pandemic)].  An amendment may be evidenced in the form of a new amended electronic contract or as a tangible amendment to an existing electronic contract.  To the extent any of those amendments is evidenced in tangible form, World Omni Financial Corp., as servicer, will agree to maintain the perfected security interest in the receivables (consisting of the electronic contract and tangible amendment) by possession of the tangible amendment and control of the electronic contract.

There is a risk that the systems employed by World Omni Financial Corp. or the third-party custodian to maintain control of the electronic contracts may be insufficient under applicable law to give World Omni Financial Corp. (and accordingly, the [issuing entity][grantor trust]) a perfected security interest in the receivables evidenced by electronic contracts.

As a result of the foregoing, World Omni Financial Corp. (and accordingly, the [issuing entity][grantor trust]) may not have a perfected security interest in certain receivables or its interest, although perfected, could be junior to that of another party.  Either circumstance could affect World Omni Financial Corp.’s ability on behalf of the [issuing entity][grantor trust] to repossess and sell the underlying financed vehicles. Therefore, you may be subject to delays in payment on your notes and you may incur losses on your investment in the notes.

General risks relating to the transaction
The Offered Notes Are Not Suitable Investments for All Investors.	The offered notes may not be a suitable investment if you require a regular or predictable schedule of payments or payment on any specific date. The offered notes are complex investments that should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment, default and market risk, the tax consequences of an investment, and the interaction of these factors.
Withdrawal or Downgrade of the Initial Ratings of the Notes Will, and the Issuance of Unsolicited Ratings on your Notes or any Adverse Changes to a Hired Rating Agency May, Affect the Prices for the Offered Notes Upon Resale.

The depositor expects that the offered notes will receive ratings from [two] nationally recognized statistical rating organizations (“NRSROs”) hired by the sponsor to rate the notes. A note rating is not a recommendation by a rating agency that you buy, sell or hold notes. Similar ratings on different types of notes do not necessarily mean the same thing. You are encouraged to analyze the significance of each rating independently from any other rating. Any rating agency may change its rating of the notes after the notes are issued if that rating agency believes circumstances have changed. A rating downgrade may reduce the price that a subsequent purchaser will be willing to pay for the offered notes.

Ratings on the notes will be monitored by the rating agencies hired by the sponsor while the notes are outstanding. There is no assurance that a rating will remain for any given period of time, that a rating agency rating the notes will not lower or withdraw its rating if in its judgment circumstances in the future so warrant or that notice of a lowering, qualification or withdrawal will be provided to the noteholders.

Ratings initially assigned to the notes will be paid for by the sponsor. The sponsor is not aware that any other NRSRO, other than the NRSROs hired by the sponsor to rate the notes, has assigned ratings on the notes. SEC rules state that the payment of fees by the sponsor, the issuing entity or an underwriter to rating agencies to issue or maintain a credit rating on asset-backed securities is a conflict of interest for rating agencies. In the view of the SEC, this conflict is particularly acute because arrangers of asset-backed securities transactions provide repeat business to the rating agencies. Under SEC rules, information provided by the sponsor or the underwriters to a hired NRSRO for the purpose of assigning or monitoring the ratings on the notes is required to be made available to each non-hired NRSRO in order to make it possible for such non-hired NRSROs to assign unsolicited ratings on the notes. An unsolicited rating could be assigned at any time, including prior to the closing date, and none of the depositor, the sponsor, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned to the notes even if such parties are aware of such unsolicited ratings. NRSROs, including the hired rating agencies, may have different methodologies, criteria, models and requirements. If any non-hired NRSRO assigns an unsolicited rating on the notes, there can be no assurance that such rating will not be lower than the ratings provided by the hired rating agencies, which could adversely affect the market value of your notes and/or limit your ability to resell your notes. In addition, if the sponsor fails to make available to the non-hired NRSROs any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the notes, a hired rating agency could withdraw its ratings on the notes, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.

Furthermore, Congress or the SEC may determine that any NRSRO that assigns ratings to the notes no longer qualifies as a nationally recognized statistical rating organization for purposes of the federal securities laws and that determination may also have an adverse effect on the market price of the offered notes.

Potential investors in the offered notes are urged to make their own evaluation of the creditworthiness of the obligors on the related receivables and the credit enhancement on the notes, and not to rely solely on the ratings on the offered notes.

Because the Offered Notes are in Book-Entry Form, Your Rights Can Only Be Exercised Indirectly.

Because the offered notes will be issued in book-entry form, you will be required to hold your interest in your offered notes through DTC in the United States, or Clearstream or Euroclear in Europe. Transfers of interests in the offered notes within DTC, Clearstream or Euroclear must be made in accordance with the usual rules and operating procedures of those systems. So long as the offered notes are in book-entry form, you will not be entitled to receive a definitive note representing your interest. The offered notes will remain in book-entry form except in the limited circumstances described under the caption “Registration of the Notes—Definitive Notes.”

Unless and until the offered notes cease to be held in book-entry form, the indenture trustee will not recognize you as a “noteholder.” As a result, you will only be able to exercise the rights of noteholders indirectly through DTC (if in the United States) and its participating organizations, or Clearstream and Euroclear (in Europe) and their participating organizations. Your ability to pledge your notes to persons or entities that do not participate in DTC, Clearstream or Euroclear, or to otherwise take actions relating to your notes, may be limited due to lack of a physical note.

You May Suffer Delays in Payments as a Result of the Manner in Which Principal and Interest of the Offered Notes is Paid.	Payments on the offered notes will be made to DTC, rather than directly to you, and DTC will then credit payments received from the indenture trustee to the accounts of its participants, including Clearstream and Euroclear, which, in turn, will credit those amounts to noteholders either directly or indirectly through indirect participants. This process may delay your receipt of principal and interest payments from the indenture trustee.

WORLD OMNI FINANCIAL CORP.

World Omni Financial Corp. is a Florida corporation and a wholly-owned subsidiary of JM Family Enterprises, Inc., a Delaware corporation ("JMFE"). JMFE, through its subsidiaries, provides a full range of automotive-related distribution and financial services to Toyota dealerships in the Five-State Area. Financial services are also provided to other dealerships throughout the United States. The principal executive offices of World Omni Financial Corp. are located at 250 Jim Moran Blvd., Deerfield Beach, Florida 33442 and its telephone number is (954) 429-2200.

World Omni Financial Corp. was established in 1981 and provides financial services to Toyota dealers in the [Five-State Area] and has operated under the "Southeast Toyota Finance” name since 1996. World Omni Financial Corp. provides retail installment sale contract and lease contract financing to retail customers of these Toyota automobile dealers. World Omni Financial Corp. services automobile and light-duty truck retail installment sale contracts and leases for its own account and the account of third parties. World Omni Financial Corp. also provides wholesale floorplan financing and capital and mortgage loans to some Toyota dealers, and their affiliates, in the Five-State Area.

Southeast Toyota Distributors, LLC, which is a wholly-owned subsidiary of JMFE and a World Omni Financial Corp. affiliate, is the exclusive distributor of Toyota cars and light-duty trucks, parts and accessories in the Five-State Area. Southeast Toyota Distributors, LLC distributes Toyota vehicles pursuant to a distributor agreement, which first was entered into in 1968 and has been renewed through October 2024, with Toyota Motor Sales, U.S.A., Inc., a California corporation.

As of [ ], 20[ ], [ ], 20[ ], [ ], 20[ ], [ ], 20[ ] and [ ], 20[ ] , World Omni Financial Corp. and its affiliates’ originated portfolio, including retail installment sale contracts that were sold but are still being serviced by World Omni Financial Corp., had [ ], [ ], [ ], [ ], and [ ] retail installment sale contracts outstanding, respectively. The aggregate outstanding principal balances of retail installment sale contracts at the above dates, including retail installment sale contracts that were sold but are still being serviced by World Omni Financial Corp., were approximately $[ ] billion, $[ ] billion, $[ ] billion, $[ ] billion, $[ ] billion and $[ ] billion, respectively. [add for WOSAT transactions: World Omni Financial Corp. services retail installment sale contracts for its own account and also services retail installment contracts, loans and other automobile related receivables for the account of third parties.]

In addition to its role as servicer, World Omni Financial Corp. is the sponsor of, and has participated in the structuring of, the securitization transactions contemplated by this prospectus. World Omni Financial Corp. is responsible for originating or acquiring the receivables included in the transaction described in this prospectus and World Omni Financial Corp. is responsible for servicing those receivables as described below. World Omni Financial Corp. has been engaged in the securitization of assets since 1986. World Omni Financial Corp.’s first public securitization transaction in 1992 involved approximately $248 million of receivables and World Omni Financial Corp.’s most recently completed retail public securitization transaction in 20[ ] involved approximately $[ ] of retail installment sale contracts. From 1994 through [ ] 20[ ], World Omni Financial Corp. securitized an aggregate of approximately $[ ] billion of retail sale installment contract receivables in term securitization transactions. World Omni Financial Corp. has also sponsored [ ] term securitizations of leases and dealer floorplan receivables. World Omni Financial Corp.’s experience in and overall procedures for originating and underwriting receivables are described further under “World Omni Financial Corp.’s Automobile Financing Business” and “Description of the Trust Documents—The Servicer.” No securitization sponsored by World Omni Financial Corp. has defaulted or experienced an early amortization triggering event.

[add for WOSAT transactions: Substantially all of World Omni Financial Corp.’s retail installment sale contracts have historically been securitized in the World Omni Auto Receivables Trust (“WOART”) platform. In late 2017, World Omni began excluding from the WOART platform receivables with [FICO® scores][Vantage Scores] of less than 650 at the time of origination. World Omni further refined the WOART platform in early 2018 to exclude receivables with non-Toyota collateral with any or no [FICO® score][Vantage Score] at the time of origination. Receivables with collateral with original terms to maturity of [ ]-[ ] months with any or no [FICO® score][Vantage Score] at the time of origination, have not been included in the WOART platform. The collateral in the World Omni Select Auto Trust (“WOSAT”) platform includes receivables with characteristics that are not currently being included in the WOART platform (obligors with [FICO® scores][Vantage Scores] below 650 at the time of origination, receivables with used non-Toyota collateral with any or no [FICO® score][Vantage Score] at the time of origination, and receivables with new Toyota collateral with original terms to maturity of [ ]-[ ] months with any or no [FICO® score][Vantage Score] at the time of origination). World Omni utilizes the same originations and servicing procedures and systems for the WOSAT platform as it does for the WOART platform.]

[Provide information regarding the sponsor’s financial condition to the extent required by Item 1104(f) or 1110(c) of Regulation AB].

WORLD OMNI FINANCIAL CORP.’S AUTOMOBILE FINANCE BUSINESS

World Omni Financial Corp. purchases retail installment sale contracts in the Five-State Area from dealers pursuant to existing dealer agreements in the ordinary course of business. We refer you to “World Omni Financial Corp.” in this prospectus. The contracts purchased by World Omni Financial Corp. are entered into by participating dealers in accordance with World Omni Financial Corp.’s requirements and are purchased in accordance with World Omni Financial Corp.’s underwriting standards, which emphasize factors including the prospective purchaser’s ability to make timely payments and creditworthiness. Additionally, prior to October 2019, to a limited extent, in the Five-State Area and in other states in which World Omni Financial Corp. conducts business, World Omni Financial Corp. previously originated retail installment sales finance contracts directly with customers in connection with financing the purchase of vehicles off lease.

World Omni Financial Corp. primarily purchases retail installment sale contracts from a network of participating dealers pursuant to written agreements with World Omni Financial Corp. Each dealer offers automobile and light-duty truck retail installment financing to prospective purchasers. If the dealer desires to offer the resulting retail installment sale contract to World Omni Financial Corp., then such financing must be made pursuant to World Omni Financial Corp.'s approved terms and a World Omni Financial Corp. supplied or approved form of retail motor vehicle installment sale contract and disclosure statement. Each dealer is responsible for obtaining information about a prospective purchaser and for forwarding the information for evaluation to World Omni Financial Corp. All submitted information with respect to each application, along with any credit bureau information obtained by World Omni Financial Corp., is reviewed, evaluated and "scored" by World Omni Financial Corp. as described under "—Underwriting" below. To the extent the credit evaluation results in an automatic approval or declination, such results are communicated directly back to the dealer. For applicants that are not automatically approved or declined, the results of this computer-based evaluation are referred to an analyst for final review and credit evaluation. The analyst then advises the dealer if the applicant is acceptable to World Omni Financial Corp. The dealer will prepare all necessary paperwork to consummate the sale of the vehicle to the customer, including entering into a retail installment sale contract with its customer. The dealer thereafter sells the contract to World Omni Financial Corp. World Omni Financial Corp. then verifies that all documents supplied by a dealer with respect to a retail installment sale contract conform with World Omni Financial Corp.'s requirements. World Omni Financial Corp. also makes efforts to confirm that the dealer has made on a timely basis all filings with state agencies that are necessary to ensure that World Omni Financial Corp. is listed as the lienholder on the title to the applicable vehicle. For further information regarding the underwriting of retail installment sale contracts, see "—Underwriting" below.

Service centers located in Mobile, Alabama and Earth City, Missouri service World Omni Financial Corp.'s retail installment sale contracts following origination. Each of these centers is a multi-service facility and they collectively handle the following: collection activities (early stage, late stage, skip tracing, recovery and deficiency balances and bankruptcy), remarketing, administrative services, dealer services, operational accounting and customer and dealer inquiries. [To be revised as applicable to reflect updates at time of transaction: In response to the COVID-19 pandemic, World Omni Financial Corp. has provided its associates with remote working tools designed to ensure continuity of customer support, servicing, and other business functions. Currently, using these tools, World Omni Financial Corp.’s associates are performing customer service, collection and other activities at a relatively normal pace.]

Underwriting

World Omni Financial Corp.’s underwriting standards are intended to evaluate a prospective buyer’s credit standing and repayment ability. Generally, the dealer requests a prospective buyer to complete a credit application on a form prepared or approved by World Omni Financial Corp. As part of the description of the applicant’s financial condition, the applicant is required to provide current information including:

•	employment history;
•	residential status; and
•	annual income.

Upon receipt of a credit application, either electronically through an online source such as DealerTrack or RouteOne or via facsimile, World Omni Financial Corp. transfers all application data into a centralized computer network owned and operated by a third-party vendor. The origination system obtains an independent credit bureau report and the computer network automatically relays the application and credit bureau data to decision software which has been customized to perform credit evaluations for World Omni Financial Corp. The decision software uses a number of factors in performing the credit evaluation, such as the amount of the monthly payment, the amount financed, the term of the loan, the applicant’s monthly income, the amount of monthly rent or mortgage payments and debt ratios, and credit bureau attributes, such as number of trade lines, utilization ratio and number of credit inquiries. As part of this process, the decision software calculates a risk score that is used in addition to World Omni Financial Corp. credit policy rules to determine a recommended credit decision. World Omni Financial Corp. has established minimum credit score and risk score requirements. Applicants are evaluated by the decision software using credit policy rules relating to certain characteristics, such as loan-to-value, payment-to-income and debt-to-income ratios and credit bureau information regarding other trade lines and the status of such trade lines. This information enables World Omni Financial Corp. to review an application and establish the likelihood that the proposed retail installment sale contract will be paid in accordance with its terms. To the extent the decision software’s credit evaluation of both score and credit policy rules results in an automatic approval or automatic decline, such results are communicated directly back to the dealer. Otherwise, the results of this computer-based evaluation are referred with a recommended credit decision to a credit analyst for final review and credit evaluation.

If credit bureau data is not available on a consumer applicant or if the applicant is a business then the software cannot electronically evaluate the application. In other cases, an application is not automatically rejected but does not meet the criteria for automatic approval, either because of incomplete or inconsistent information or because one or more credit-related terms is not within prescribed automatic approval levels. A credit application finalized by the decision software may also be resubmitted or re-evaluated based on information from the dealer. In such cases, the application is re-evaluated by the decision software and may result in an automatic approval or automatic decline or is referred to a World Omni Financial Corp. credit analyst to evaluate the application based on the company’s underwriting guidelines.

The credit analyst considers information, some of which is evaluated in the decision software, such as the applicant’s income and the collateral, the applicant’s credit bureau report and the applicant’s internal risk score, and weighs other factors, such as the applicant’s prior experience with World Omni Financial Corp. To support consistent credit decisions, World Omni Financial Corp. establishes credit policy rules that are used by credit analysts that provide a framework of evaluation guidelines for specific attributes of an application, including affordability measures like payment-to-income and debt-to-income ratios, [FICO® score][Vantage Score] and contract term. These credit policy rules are not strict limits or requirements and the credit analysts evaluating an application may determine whether there may be other factors that, in their judgment, support approval of the application, including demonstrated ability to pay, strong credit history and residency and employment stability. Based on the credit analyst’s assessment of the strengths and weaknesses of each application, the credit analyst will then either approve the application, reject the application or forward the application for review by a World Omni Financial Corp. associate with higher approval authority. The credit analyst may work with the dealer to determine acceptable contract terms for applications that cannot be approved as originally submitted. The credit analyst may grant a conditional approval on the addition of a qualified co-obligor or on modifications to the financing terms, such as a higher cash down payment or a less expensive vehicle. If data entry or inconsistent information is the reason a credit application did not receive automatic approval, the credit analyst will contact the dealer if necessary to verify the data in question and to make corrections if necessary or to obtain proof of the inconsistent data. In limited circumstances, World Omni Financial Corp. may pre-approve potential and existing customers with established automobile credit histories for new installment sale contracts without the use of a custom applicant scorecard.

Failure to be automatically approved through the decision software does not mean that an application does not meet World Omni Financial Corp.’s underwriting guidelines. Any application included in a pool of receivables was determined by World Omni Financial Corp. to have been appropriately approved within its underwriting guidelines.

Prior to October 2019, to a limited extent, in the Five-State Area and in other states in which World Omni Financial Corp. conducts business, World Omni Financial Corp. purchased retail installment sale contracts, and in some cases originated retail installment sale contracts directly with customers under a lease termination program that provided obligors who leased vehicles through World Omni Financial Corp., and in certain cases assignees of those obligors, the option of financing the purchase of the leased vehicle on or prior to lease expiration. This “lease-to-retail” loan origination process relied, in large part, on the applicant’s past payment history and, in some cases, credit bureau score. All lease-to-retail applicants were required to go through the credit approval process, which is the same in all material respects as the one used in connection with the evaluation of applications submitted from dealers, although more weight may be given to the applicant’s payment history than credit bureau score, and the potential loss exposure, if any, with respect to the leased vehicle was considered. There are currently no such retail installment sale contracts in the current receivables pool, however, prior securitized pools of World Omni Financial Corp. presented on Appendix B to this prospectus may contain such retail installment sale contracts.

Except as described above, World Omni Financial Corp. has not had any recurring categories or types of exceptions to its underwriting standards. From time to time, World Omni Financial Corp. may, in its sole discretion, adjust its underwriting standards in response to changes in external economic factors, net loss or repossession or delinquency experience, market conditions or other factors to achieve desired goals or objectives.

Risk Based Pricing

World Omni Financial Corp. uses risk based pricing. Pricing, and ultimately contract rate, is based either on the credit bureau scores of the applicant(s) or on a custom consumer risk score calculated by World Omni Financial Corp. during the loan application process. The ultimate contract rate offered to an applicant can be altered based on the requested loan to value ratio as well as other relevant factors.

Electronic Contracts and Electronic Contracting

World Omni Financial Corp. supports electronic contracting in the Five-State Area, under which the related contracts are evidenced by an electronic record and are electronically signed by the related obligors.  World Omni Financial Corp. has contracted with a third-party custodian to facilitate the process of creating and storing such electronic contracts in an electronic vault maintained by such third-party custodian on behalf of World Omni Financial Corp.  The third-party custodian’s technology system permits transmission, storage, access and administration of electronic contracts and is comprised of proprietary and third-party software, hardware, network communications equipment, lines and services, computer servers, data centers, support and maintenance services, security devices and other related technology that enable electronic contracting in the automobile retail industry.  Through use of the third-party custodian’s system, a dealer originates electronic retail installment sale contracts and then transfers these electronic contracts to World Omni Financial Corp.

The electronic vaulting system uses a combination of technological and administrative features that are designed to (i) designate a single copy of the record or records comprising an electronic contract as being the single authoritative copy of the receivable, (ii) manage access to and the expression of the authoritative copy, (iii) identify World Omni Financial Corp. as the owner of record of the authoritative copy and (iv) provide a means for transferring record ownership of, and the exclusive right of access to, the authoritative copy from the current owner of record to a successor owner of record.

Servicing

World Omni Financial Corp. makes collection efforts in its capacity as servicer with respect to delinquent accounts. World Omni Financial Corp. considers a retail installment sale contract to be delinquent for servicing and collection purposes when more than $40 of a scheduled payment on a cumulative basis (after giving effect to any past due payments) is not paid by the obligor by the related due date. Any portion of a scheduled payment not paid on the related due date automatically continues to be due with the next scheduled payment.

Generally, delinquent accounts are assigned to a risk group that determines the collection calling and letter strategies and timelines applicable to those accounts. Risk groups are developed to establish when the first call will be made or the first letter will be sent to that obligor.

Accounts are also segregated into specialized call work lists based on legal requirements applicable to the accounts. These specialized work lists generally include active bankruptcies, litigations, confiscations, and accounts protected by the Servicemembers Civil Relief Act. Specialized manual account calling may be initiated at later stages of delinquency status.

Calls to obligors are placed by World Omni Financial Corp., or by independent contractors retained by World Omni Financial Corp. Involuntary repossessions and certain voluntary repossessions are handled by independent contractors that are engaged in the business of repossessing vehicles in localities across the United States. Independent repossession contractors utilized by World Omni Financial Corp. are required to maintain all state required licenses, bonds, and insurance coverage. Generally, repossessed vehicles are disposed of by auction. Upon repossession and disposition of the financed vehicle, any remaining deficiency may be pursued by World Omni Financial Corp. or, in cases in which the deficiency remains uncollected, may be assigned to an independent collection service provider retained by World Omni Financial Corp. Deficiency balances may be pursued to the extent the obligor is deemed to have sufficient assets and there is reasonable expectation of repayment or is currently employed for garnishment purposes, where permitted by state law. We refer you to “Some Legal Aspects of the Receivables—Deficiency Judgments and Excess Proceeds.” [To be revised as applicable to reflect updates at time of transaction: In response to the COVID-19 pandemic, World Omni Financial Corp. had temporarily suspended, and may in the future suspend, certain involuntary repossession activities. In accordance with state specific guidelines and other applicable law, World Omni Financial Corp. has reinitiated vehicle repossession activities.  However, as a result of the COVID-19 pandemic, the amount of time after an account becomes delinquent until the vehicle is repossessed may exceed World Omni Financial Corp.’s historical experience. Notwithstanding the foregoing, World Omni Financial Corp. continues to accept the voluntary surrender of financed vehicles from obligors (including those who are delinquent) and is otherwise proceeding with collection activity according to its customary servicing procedures, subject to state specific guidelines and other applicable law.]

The sale and servicing agreement will permit World Omni Financial Corp. to reschedule or extend a receivable and grant a rebate or other adjustment in accordance with its customary procedures and otherwise in accordance with the sale and servicing agreement. Generally, extensions may be granted if the extension will bring the account current and the obligor has made 6 or more scheduled monthly payments. An extension moves one or more scheduled payments to the end of the receivable’s term, and thereby extends the maturity date of the related retail installment sale contract. Consistent with its customary servicing procedures, the servicer does not consider an extended receivable to be delinquent in respect of any scheduled payments that would otherwise have been due during the related extension period. The customary servicing procedures of World Omni Financial Corp. will be subject to change from time to time, at its discretion,[ subject to limitations regarding permitted modifications,] including to implement or modify hardship and disaster relief programs designed to provide relief to obligors due to social, economic, financial or other disruptions. [To be revised as applicable to reflect updates at time of transaction: For example, World Omni Financial Corp. had provided payment extension options to obligors impacted by the COVID-19 pandemic. The economic ramifications of the COVID-19 pandemic are unprecedented, and as a consequence, World Omni Financial Corp.’s ability to predict the ongoing need for customer support and the duration of any support provided is uncertain. Any receivable for which World Omni Financial Corp.’s records as of the cutoff date indicate that the related obligor received an extension (whether for reasons related or unrelated to the COVID-19 pandemic), and has not made at least one payment subsequent to such extension, has been excluded from the receivables pool. Since August 2020, obligors have been required to satisfy the pre-COVID-19 criteria with respect to qualifying for an extension.]

The sale and servicing agreement will provide that all related extension fees that are received from obligors must be deposited into the collection account within two business days of receipt and identification (including receipt of proper instructions regarding where to allocate such payment) by the servicer, unless the servicer is making deposits on a monthly basis as permitted under the sale and servicing agreement. If the servicer breaches any of the obligations in the sale and servicing agreement that are described above and the related receivable is materially and adversely affected by the breach, then upon the discovery of such breach, unless the breach shall have been cured by the last day of the second collection period following discovery or notice of such breach (or, at the servicer's election, the last day of the first following collection period), the servicer shall purchase any such receivable. In addition, if the servicer extends the date for final payment by the obligor of a receivable beyond the month immediately preceding the month in which the final scheduled payment date of the Class [B/C/D/E/F] Notes occurs, the servicer shall purchase such receivable by the earlier of (i) the last day of the second collection period following the date of such extension (or, at the servicer's election, the last day of the first following collection period) and (ii) the last day of the month immediately preceding the month in which the final scheduled payment date of the Class [B/C/D/E/F] Notes occurs. In consideration of the purchase of any such receivable, the servicer shall remit the Purchase Amount. We refer you to "Description of the Trust Documents—Servicing Procedures." For modifications or waivers that do not result in a purchase of the receivable, World Omni Financial Corp. does not expect that these changes or waivers will materially affect the cash flows on the notes.

Insurance

World Omni Financial Corp. requires each obligor under a receivable to obtain comprehensive and collision insurance with respect to the related financed vehicle and requires the selling dealer to verify the existence of the insurance (whether by obtaining a copy of a current insurance card or otherwise). World Omni Financial Corp. does not independently verify the existence of insurance in connection with its acquisition of a retail installment sale contract and performs no ongoing verification of insurance coverage.

World Omni Financial Corp. does not require obligors to maintain credit disability, credit life or credit health or other similar insurance coverage which provides for payments to be made on the automobile and light-duty truck retail installment sale contracts that it purchases or originates on behalf of the obligors in the event of disability or death. To the extent that any of these insurance coverages are obtained on behalf of an obligor, payments received in respect of coverage may, if permitted by applicable law, be applied to payments on the related receivable to the extent the obligor’s beneficiary chooses to do so. If the obligor finances the purchase of such insurance coverage under the related retail installment sale contract, payments received in respect of such coverage will be remitted to the servicer and applied to payments on the related receivable.

Customer Service

In the normal course of business, World Omni Financial Corp. responds to requests for information from both dealers and obligors. Incoming calls are processed through interactive voice response technology (IVR), which provides automated assistance for routine inquiries and services such as payoff quotes, mailing addresses, electronic pay-by-phone, and last payment information. Customer service representatives are also available during standard business hours to provide assistance to those dealers and obligors that are unable to resolve their issues through the IVR. World Omni Financial Corp. also provides a customer website providing obligors with the ability to self-service accounts including making payments, obtaining extensions based on compliance with automated guidelines, reviewing payment histories and obtaining monthly statements.

Corporate Responsibility

JMFE together with World Omni Financial Corp. and their affiliates have various Environmental, Social and Governance (“ESG”) initiatives in place and periodically report on these efforts. These ESG initiatives are underpinned by JMFE’s long standing core principles of consideration, cooperation, communication, innovation and accountability, which have contributed to its standing as a leader in environmental stewardship and a trusted corporate partner in its communities, with strong corporate governance which regulates the decision-making processes and the approach used by JMFE, World Omni Financial Corp. and their affiliates.  For more information on JMFE’s ESG efforts, visit www.jmfamily.com/our-impact. The contents of JMFE’s and World Omni Financial Corp.’s website are not incorporated in, or otherwise to be regarded as part of, this prospectus. For purposes of any electronic version of this prospectus, the preceding link to the uniform resource locator, or URL, is an inactive textual reference only. We have taken steps to ensure that this link to the URL was inactive at the time we created any electronic version of this prospectus.

 Further, JMFE, World Omni Financial Corp. and their affiliates periodically review sustainability policies and programs and may make adjustments as appropriate in their sole discretion. These adjustments may include, without limitation, ceasing to participate in a particular program that no longer aligns with or supports JMFE’s strategic direction and priorities. No representation is made regarding the applicability of any ESG or other investment criteria to the notes.

THE DEPOSITOR

World Omni Auto Receivables LLC was formed as a Delaware limited liability company on April 13, 1999. The principal executive offices of the depositor are located at 250 Jim Moran Blvd., Deerfield Beach, Florida 33442, and its telephone number is (954) 429-2200. World Omni Financial Corp. holds all of the outstanding limited liability company interests of the depositor, and is the managing member of the depositor (which is also managed in certain respects by a board of directors).

The depositor was organized solely for the purpose of forming trusts, acquiring receivables and associated rights and transferring such receivables and associated rights to such trusts, issuing securities and engaging in related transactions. The depositor’s limited liability company agreement limits the activities of the depositor to the foregoing purposes and to any activities incidental to and necessary, suitable or convenient for these purposes.

In connection with the offering of the notes, the chief executive officer of the depositor will make the certifications required under the Securities Act about this prospectus, the disclosures made about the characteristics of the receivables and the structure of this securitization transaction, the risks of owning the notes and whether the securitization transaction will produce sufficient cash flows to make interest and principal payments on the notes when due. This certification will be filed by the depositor with the SEC at the time of filing of this prospectus. The certification should not be considered to reduce or eliminate the risks of investing in the notes.

The depositor has met the registration requirements of General Instruction I.A.1 of Form SF-3 by filing no later than the date of the filing of the final prospectus, and determining that each of its affiliated depositors and issuing entities have filed within the prior 90 days:

•	the certification of the chief executive officer of the depositor described above; and

•	the trust documents containing the provisions described in “Description of the Trust Documents—Asset Representations Review,” “—Dispute Resolution for Repurchase Requests” and “—Noteholder Communications.”

The depositor will initially retain the certificates of the issuing entity. The certificates represent the ownership interest in the issuing entity and the right to all funds not needed to make required payments on the notes, pay fees and expenses of the issuing entity or make deposits in the reserve account. The certificates are subordinated to the notes and represent the first-loss interest in the securitization transaction described in this prospectus. The certificates will not be transferred, financed, pledged or hedged by World Omni Financial Corp., the depositor or any of their affiliates, except as permitted under Regulation RR. For more information about the required retention of credit risk in the transaction by the sponsor, you should read "Credit Risk Retention"[.][and “EU and UK Credit Risk Retention.”]

THE ISSUING ENTITY

The issuing entity is a statutory trust formed under the laws of the State of Delaware pursuant to a trust agreement between the depositor and the owner trustee. Before the sale and assignment of the trust assets to the issuing entity, the issuing entity will have no assets, obligations or operating history. The issuing entity will not engage in any business other than:

•	acquiring, holding and managing the [receivables][the grantor trust certificate], the other trust assets and any [proceeds][distributions] from [collections on the receivables][the grantor trust certificate] and other trust assets;

•	issuing and making payments on the notes and certificates;

•	[contributing][transferring] the receivables to the grantor trust;]

•	assigning and pledging the property of the issuing entity to the indenture trustee;

•	[entering into the Interest Rate [Swaps][Caps] and paying the Monthly Swap Payment Amounts and Swap Termination Payment Amounts pursuant to the Interest Rate Swaps, if any;] and

•	performing its obligations under the trust documents and engaging in other activities to accomplish the above.

Please see “Description of the Notes—Indenture—Material Covenants” and “Description of the Trust Documents” in this prospectus for further description of the issuing entity and its activities.

The requirements that apply to an amendment of the trust agreement are described in “Description of the Trust Documents—Amendments.”

[If the aggregate initial principal amount of the notes is $[  ],] the issuing entity’s initial equity capitalization is expected to be approximately $[      ], [and, if the aggregate initial principal amount of the notes is $[  ], the issuing entity's initial equity capitalization is expected to be approximately $[  ],] which[, in each case] is the aggregate starting principal balance of the [initial] receivables ([which includes the YSOC Amount, as of the [initial] cutoff date] [plus the pre-funding account initial deposit, if any,]), less the aggregate initial principal amount of the notes as of the closing date, plus the expected amount on deposit in the reserve account [excluding any amount available for draw under the reserve account letter of credit] [and the negative carry account, if any]. The certificates, evidencing an undivided beneficial interest in the issuing entity that is subordinate to the interest of the holders of the notes, will be issued to and initially retained by the depositor. The certificates represent the equity or residual interest in the issuing entity and are not being offered by this prospectus.

Capitalization of the Issuing Entity

[If the aggregate initial principal amount of the notes is $[  ],] the following table illustrates the expected assets of the issuing entity as of the closing date:

Aggregate Starting Principal Balance of the Receivables	$	[ ]
Reserve Account	$	[ ]
[Class [ ] Reserve Account	$	[ ]]
[Pre-Funding Account	$	[ ]]
[Negative Carry Account	$	[ ]]

[If the aggregate initial principal amount of the notes is $[  ], the following table illustrates the expected liabilities of the issuing entity as of the closing date[(1)]:

Class A-1 Notes	$	[ ]
Class A-2 Notes[(2)]		[ ]
Class A-3 Notes[(2)]		[ ]
Class A-4 Notes		[ ]
[Class A-5 Notes		[ ]]
Class B Notes		[ ]
[Class C Notes		[ ]]
[Class D Notes		[ ]]
[Class E Notes		[ ]]
[Class F Notes		[ ]]
Total	$	[ ]

[(1) [The Class [      ] Notes will initially be retained by the depositor or one or more affiliates thereof on the closing date and are not being offered under this prospectus.][[In addition,] All or a portion of one or more classes of notes may initially be retained by the depositor or one or more affiliates thereof on the closing date]. [On or after the closing date, the depositor or any such affiliate may sell any such retained notes.] [As described in “Credit Risk Retention” in this prospectus, the depositor will retain [[ ]% of the outstanding principal amount of each class of notes and the certificates][a single vertical security] in satisfaction of the risk retention requirements.][The certificates (other than any portion thereof retained by the depositor or one or more affiliates thereof) will be sold in one or more private placements and are not being offered under this prospectus].]

[(2) The aggregate initial principal amount of the Class A-2 Notes and the Class A-3 Notes will be $[ ] as reflected above. The initial principal amount of each of the Class A-2 Notes and the Class A-3 Notes may change but will be determined on or prior to the day of pricing of those classes of notes. However, the respective initial principal amounts of the Class A-2 Notes and the Class A-3 Notes are expected to be within the applicable ranges set forth on the cover page of this prospectus.]

[If the aggregate initial principal amount of the notes is $[  ], the following table illustrates the expected assets of the issuing entity as of the closing date:

Aggregate Starting Principal Balance of the Receivables	$	[ ]
Reserve Account	$	[ ]
[Class [ ] Reserve Account	$	[ ]]
[Pre-Funding Account	$	[ ]]
[Negative Carry Account	$	[ ]]

If the aggregate initial principal amount of the notes is $[  ], the following table illustrates the expected liabilities of the issuing entity as of the closing date[(1)]:

Class A-1 Notes	$	[ ]
Class A-2 Notes[(2)]		[ ]
Class A-3 Notes[(2)]		[ ]
Class A-4 Notes		[ ]
[Class A-5 Notes		[ ]]
Class B Notes		[ ]
[Class C Notes		[ ]]
[Class D Notes		[ ]]
[Class E Notes		[ ]]
[Class F Notes		[ ]]
Total	$	[ ]

[(1) [The Class [       ] Notes will initially be retained by the depositor or one or more affiliates thereof on the closing date and are not being offered under this prospectus.][[In addition,] All or a portion of one or more classes of notes may initially be retained by the depositor or one or more affiliates thereof on the closing date]. [On or after the closing date, the depositor or any such affiliate may sell any such retained notes.] [As described in “Credit Risk Retention” in this prospectus, the depositor will retain [[ ]% of the outstanding principal amount of each class of notes and the certificates][a single vertical security] in satisfaction of the risk retention requirements.][The certificates (other than any portion thereof retained by the depositor or one or more affiliates thereof) will be sold in one or more private placements and are not being offered under this prospectus].]

[(2) The aggregate initial principal amount of the Class A-2 Notes and the Class A-3 Notes will be $[ ] as reflected above. The initial principal amount of each of the Class A-2 Notes and the Class A-3 Notes may change but will be determined on or prior to the day of pricing of those classes of notes. However, the respective initial principal amounts of the Class A-2 Notes and the Class A-3 Notes are expected to be within the applicable ranges set forth on the cover page of this prospectus.]

No expenses incurred in connection with the selection and acquisition of the receivables are to be payable from the offering proceeds.

The issuing entity’s fiscal year ends on December 31.

The Owner Trustee [and Grantor Trust Trustee]

[ ], a [ ], will act as owner trustee under the trust agreement [and grantor trust trustee under the grantor trust agreement].

[To be inserted by Owner Trustee [and Grantor Trust Trustee]: disclosure about the Owner Trustee as required by Items 1109, 1117 and 1119 of Regulation AB.]

The owner trustee’s [and the grantor trust trustee’s] liability in connection with the issuance and sale of the notes is limited solely to the express obligations of the owner trustee [or the grantor trust trustee, as applicable,] described in the trust documents.

The Indenture Trustee

[ ], a [ ], will act as the indenture trustee under the indenture for the benefit of the noteholders.

[To be inserted by Indenture Trustee: disclosure about the Indenture Trustee as required by Items 1109, 1117 and 1119 of Regulation AB.]

The indenture trustee’s liability in connection with the issuance and sale of the notes is limited solely to the express obligations of the indenture trustee described in the trust documents.

The Trust Property

The primary assets of the issuing entity will include the following:

•	[a pool of receivables consisting of retail installment sale contracts secured by new and used automobiles and light-duty trucks;]

•	[the grantor trust certificate and all distributions on or in respect of the grantor trust certificate;]

•	[monies received under the receivables after the [applicable] cutoff date;]

•	amounts that from time to time may be held in Trust Accounts[, except for the certificate distribution account];

•	the rights of the depositor under the purchase agreement pursuant to which the depositor purchases the receivables from World Omni Financial Corp. and all of the rights of the issuing entity under the sale and servicing agreement pursuant to which the depositor sold the receivables to the issuing entity and the servicer services the receivables on behalf of the issuing entity;

•	security interests in the financed vehicles;

•	the rights of the depositor to receive any proceeds with respect to the receivables from claims on certain insurance policies covering the financed vehicles or the obligors;

•	any credit enhancement [including any net amounts received by the issuing entity under the Interest Rate [Swaps][Caps]]; and

•	any and all proceeds of the foregoing.

The underwriting criteria applicable to the receivables included in the issuing entity are described under “World Omni Financial Corp.’s Automobile Finance Business—Underwriting.”

[Grantor Trust

The grantor trust is a statutory trust formed under the laws of the State of Delaware with a fiscal year end of [December 31]. The issuing entity formed the grantor trust. The grantor trust will acquire the receivables from the issuing entity in exchange for a certificate that evidences 100% of the beneficial interests in the grantor trust (the “grantor trust certificate”) issued pursuant to the grantor trust agreement, dated on or before the closing date. The grantor trust certificate will be pledged by the issuing entity to the indenture trustee for the benefit of the [noteholders][securityholders] pursuant to the indenture.

The grantor trust will not engage in any activity other than:

•	acquiring, holding and managing the receivables and other assets of the grantor trust and any proceeds from the receivables and other trust assets;

•	issuing the grantor trust certificate;

•	making payments on the grantor trust certificate; [and]

•	engaging in other activities and taking any actions necessary to fulfill the roles of the grantor trust in connection with the grantor trust certificate.

The property of the grantor trust will include:

•	a pool of receivables consisting of retail installment sale contracts secured by new and used automobiles and light-duty trucks;

•	security interests in the financed vehicles;

•	the rights of the issuing entity to receive any proceeds with respect to the receivables from claims on certain insurance policies covering the financed vehicles or the obligors[;][and]

•	the rights of the issuing entity under the sale and servicing agreement, including the rights of the depositor under the receivables purchase agreement.

[The grantor trust’s principal offices will be in the care of the grantor trust trustee at its corporate trust office in the state of Delaware.]]

ASSET REPRESENTATIONS REVIEWER

[ ], a [ ], will act as the “asset representations reviewer” under the asset representations review agreement.

[Insert description of asset representations reviewer, including prior experience as asset representations reviewer for ABS transactions involving similar assets as required by Item 1109(b)(2) of Regulation AB].

The asset representations reviewer is not affiliated with the sponsor, the depositor, the issuing entity, the servicer, the indenture trustee, the owner trustee[, the grantor trust, the grantor trust trustee] or any of their affiliates and none of the asset representation reviewer’s affiliates has been hired by the sponsor or the underwriters to perform pre-closing due diligence work on the receivables. For so long as the notes remain outstanding, the asset representations reviewer must satisfy these eligibility criteria. The asset representations reviewer’s main obligations will be:

•	reviewing each Review Receivable following receipt of a review notice from the indenture trustee, and

•	providing a report on the results of the review to the issuing entity, the servicer and the indenture trustee.

For a description of the review to be performed by the asset representations reviewer, you should read “Description of the Trust Documents — Asset Representations Review.”

[To the extent any fees, expenses and indemnification amounts of the asset representations reviewer are not paid by the servicer, any such unpaid amounts will be paid by the issuing entity on each payment date from Available Funds up to the limit of $[ ] per calendar year. The issuing entity will pay any of these amounts in excess of the limit only after paying in full on that payment date all other fees and expenses of the issuing entity and all required interest and principal payments on the notes and after any required deposits in the reserve account [and the Class [ ] reserve account] have been made. Following an event of default, however, these fees, expenses and indemnities will be paid prior to required interest and principal payments on the notes. See “Description of the Trust Documents—Distributions.”]

[The asset representations reviewer’s liability in connection with the asset representations review is limited solely to the express obligations of the asset representations reviewer set forth in the asset representations review agreement. The asset representations reviewer is not responsible for (a) reviewing the receivables for compliance with the representations under the trust documents, except in connection with a review under the asset representations review agreement, or (b) determining whether noncompliance with any representation is a breach of the trust documents or if any receivable is required to be repurchased [or substituted].]

[The asset representations reviewer will not be liable for any action taken, or not taken, in good faith under the asset representations review agreement or for errors in judgment. However, the asset representations reviewer will be liable for its willful misconduct, bad faith or negligence in performing its obligations under the asset representations review agreement. The issuing entity will, or will cause the servicer to, indemnify the asset representations reviewer for all liabilities resulting from the performance of the asset representations reviewer’s obligations under the asset representations review agreement, other than liabilities resulting from the asset representations reviewer’s willful misconduct, bad faith or negligence, breach of any of its representations or warranties in the asset representations review agreement or breach of its obligations related to protecting confidential and personally identifiable information provided to it.]

[The asset representations reviewer may not resign unless it becomes legally unable to act. The issuing entity may also remove the asset representations reviewer if the asset representations reviewer (1) ceases to be eligible to continue as an asset representations reviewer, (2) breaches any of its representations, warranties, covenants or obligations contained in the asset representations review agreement or (3) becomes subject to an insolvency event. Following the resignation or removal of the asset representations reviewer, the issuing entity will be obligated to appoint a successor asset representations reviewer. Any resignation or removal of an asset representations reviewer and appointment of a successor asset representations reviewer will not become effective until acceptance of the appointment by the successor asset representations reviewer. As described under “Description of the Trust Documents—Asset Representations Review—Periodic Reports,” each Form 10-D will contain a description of the date and circumstances surrounding any resignation, removal, replacement or substitution of the asset representations reviewer that occurred during the related collection period. Reasonable expenses associated with the termination of the asset representations reviewer and the appointment of a successor will be borne by the outgoing asset representations reviewer.]

[Insert description of limitations on asset representations reviewer's liability, indemnification provisions that entitle indemnification from trust cash flows and provisions regarding the asset representation reviewer's removal, replacement or resignation as required by Item 1109(b)(5), (6) and (7) of Regulation AB].

THE RECEIVABLES POOL

The primary assets of the issuing entity will include a pool of fixed rate retail installment sale contracts used to finance new and used automobiles and light-duty trucks, which we refer to as the pool of receivables. The receivables consist of Simple Interest Receivables. Simple Interest Receivables provide for the amortization of the amount financed under the receivable over a series of fixed level monthly payments. Each monthly payment consists of an installment of interest, which is calculated on the basis of the principal balance of the receivable multiplied by the stated annual percentage rate or contract rate, as applicable, and further multiplied by the period elapsed (as a fraction of a calendar year) since the preceding payment of interest was made. As payments are received under a Simple Interest Receivable, the amount received is applied first to interest accrued to the date of payment and the balance is applied to reduce the unpaid principal balance. Accordingly, if an obligor pays a fixed monthly installment before its scheduled due date, the portion of the payment allocable to interest for the period since the preceding payment was made will be less than it would have been had the payment been made as scheduled, and the portion of the payment applied to reduce the unpaid principal balance will be correspondingly greater. Conversely, if an obligor pays a fixed monthly installment after its scheduled due date, the portion of the payment allocable to interest for the period since the preceding payment was made will be greater than it would have been had the payment been made as scheduled, and the portion of the payment applied to reduce the unpaid principal balance will be correspondingly less. In either case, the obligor pays a fixed monthly installment until the final scheduled payment date, at which time the amount of the final installment is increased or decreased as necessary to repay the principal balance.

Pending sale to the depositor, World Omni Financial Corp. may finance the receivables in warehouse facilities provided to affiliates of World Omni Financial Corp. On the closing date, these affiliates and the related warehouse providers will transfer the receivables to World Omni Financial Corp. for sale to the depositor. World Omni Financial Corp. will make the representations and warranties with respect to the receivables as described in “Description of the Trust Documents—Sale and Assignment of Receivables” in this prospectus.

[The [Initial] Receivables]

The characteristics set forth in this section are based on the pool of receivables as of the [initial] cutoff date.

[The characteristics of the receivables in the final pool [as of the end of the [funding period][Revolving Period] may differ from those of the [initial] pool. To the extent any material pool characteristic of the final pool at the time of issuance of the notes differs by 5% or more from the description of the [initial] pool disclosed in this prospectus and to the extent required by the rules and regulations of the SEC, information regarding the final pool will be included in a Form 8-K filed by the issuing entity within four business days of the closing date.] [Securityholders will be notified of the purchase of additional receivables during the Revolving Period on Form 10-D.]

The issuing entity will acquire the receivables in the [initial] pool from the depositor on the closing date. The aggregate starting principal balance of receivables included in the [initial] pool sold to the issuing entity on the closing date will be $[      ], [if the aggregate initial principal amount of the notes is $[  ], and the aggregate starting principal balance of receivables included in the pool sold to the issuing entity on the closing date will be $[  ], if the aggregate initial principal amount of the notes is $[  ],] as of the [initial] cutoff date.

As of the[initial] cutoff date, each of the receivables in the [initial] pool met certain eligibility criteria, which formed the basis for the selection of the receivables. The eligibility criteria provide that each receivable:

•	was secured by a new or used [Toyota][non-Toyota] branded automobile or light-duty truck;

•	was originated in the United States;

•	was originated or acquired by World Omni Financial Corp. in the ordinary course of business;

•	was a Simple Interest Receivable;

•	[[does not have] [has] a [FICO® score][Vantage Score] at the time of origination between and including [ ] and [ ];][ was secured by a Toyota branded vehicle with a [FICO® score][Vantage Score] at the time of origination between and including [ ] and [ ], a used non-Toyota vehicle with any or no [FICO® score][Vantage Score] at the time of origination or a new Toyota branded vehicle with an original term to maturity of [ ]-[ ] months with any or no [FICO® score][Vantage Score] at the time of origination;]

•	provided for level monthly payments after the cutoff date that fully amortize the amount financed over its original term, except that the first and last months may vary from the level monthly payments;

•	had an original term to maturity of [ ] to [ ] months;

•	provided for the payment of a finance charge at a stated contract rate ranging from [ ]% to [ ]%;

•	did not have a scheduled payment for which more than $40.00 was more than 30 days past due;

•	was not due, to the best knowledge of World Omni Financial Corp., from any obligor who was the subject of a bankruptcy proceeding or was bankrupt or insolvent;

•	was not secured by a financed vehicle that had been repossessed without reinstatement of the related contract; and

•	had a scheduled maturity date not later than [ ][, if the aggregate initial principal amount of the notes is $[ ], and had a scheduled maturity date not later than [ ] if the aggregate initial principal amount of the notes is $[ ]].

The pool of receivables was selected from World Omni Financial Corp.’s portfolio of receivables that meet the criteria described above and other administrative criteria utilized by World Omni Financial Corp. from time to time.

The following table[s] set[s] forth information regarding the composition of the receivables in the [initial] pool as of the [initial] cutoff date. The “Weighted Average Contract Rate,” the “Weighted Average Original Term to Maturity,” the “Weighted Average Remaining Term to Maturity,” the “Weighted Average [FICO® score][Vantage Score]” and the “Weighted Average Maximum [FICO® score][Vantage Score]” in the table are weighted based on the aggregate [starting] principal balance of the [related] receivables [as of the [initial] cutoff date].

Composition of the Receivables in the [Initial] Pool as of the [Initial] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Aggregate [Starting] Principal Balance	$[ ]
Number of Receivables	[ ]
Average Starting Principal Balance	$[ ]
[Range of Starting Principal Balance	$[ ]]
Average Original Principal Balance	$[ ]
Range of Original Principal Balances	$[ ] to $[ ]
Weighted Average Contract Rate	[ ]%
[Weighted Average Contract Rate of Receivables with Original Term to Maturity [ ]-[ ] Months	[ ]%]
Range of Contract Rates	[ ]% to [ ]%
Weighted Average Original Term to Maturity	[ ] months
Range of Original Terms to Maturity	[ ] months to [ ] months
Percent of Aggregate [Starting] Principal Balance with Original Terms to Maturity greater than 60 months	[ ]%
[Percent of Aggregate [Starting] Principal Balance with Original Terms to Maturity of [ ]-[ ] Months	[ ]%]
Weighted Average Remaining Term to Maturity	[ ] months
Range of Remaining Terms to Maturity	[ ] months to [ ] months
Weighted Average [FICO® score][Vantage Score](1)(2)(3)	[ ]
Range of [FICO® scores][Vantage Scores] that represents greater than 90% of all pool [FICO® scores][Vantage Scores](1)(2)(3)(4)	[ ] to [ ]
Weighted Average Maximum [FICO® score][Vantage Score](1)(3)(5)	[ ]
[Weighted Average Maximum [FICO® score][Vantage Score] of Receivables with Original Term to Maturity of [ ]-[ ] Months(1)(3)(5)	[ ]]
[Percent of Aggregate Starting Principal Balance that is Toyota	[ ]%]
[Percent of Aggregate Starting Principal Balance that is non-Toyota	[ ]%]
[Percent of Aggregate Starting Principal Balance that is new	[ ]%]
[Percent of Aggregate Starting Principal Balance that is used	[ ]%]
[Percent of Aggregate Starting Principal Represented by Electronic Contracts	[ ]%]

(1)	[FICO® is a registered trademark of Fair Isaac Corporation.] An obligor’s [FICO® score][Vantage Score] measures the likelihood that such obligor will repay his or her obligation as expected. The [FICO® score][Vantage Score] for each account reflects the first bureau score reviewed (typically Equifax) at time of application.

(2)	[FICO® score][Vantage Score] is calculated using the primary applicant [FICO® score][Vantage Score] or, if not available, the co-applicant [FICO® score][Vantage Score].

(3)	[FICO® scores][Vantage Scores] are calculated excluding accounts for which no [FICO® score][Vantage Score] is available in World Omni Financial Corp.’s account servicing system. Of the [ ] receivables in the pool of receivables as of the cutoff date, [ ] or [ ]% of the aggregate number of receivables in the pool, are accounts for which [FICO® scores][Vantage Scores] are unavailable.

(4)	A 90% [FICO® score][Vantage Score] range of [ ] to [ ] has the meaning that greater than 90% of the aggregate starting principal balance of the applicable receivables is composed of obligors with [FICO® scores][Vantage Scores] between [ ] and [ ], with less than 5% of obligor [FICO® scores][Vantage Scores] (based on the aggregate starting principal balance of the applicable receivables) exceeding [ ] and less than 5% of obligor [FICO® scores][Vantage Scores] (based on the aggregate starting principal balance of the applicable receivables) falling below [ ].

(5)	For receivables with co-obligors, the [FICO® score][Vantage Score] used to compute the weighted average maximum [FICO® score][Vantage Score] is the greater of the two [FICO® scores][Vantage Scores] between the primary applicant and the co-applicant. The greater of the two [FICO® scores][Vantage Scores] is used by World Omni Financial Corp. to assign the pricing for each such contract.

[Composition of the Receivables in the [Initial] Pool as of the [Initial] Cutoff Date if the Aggregate Initial Principal Amount of the Notes is $[  ]

Aggregate [Starting] Principal Balance	$[ ]
Number of Receivables	[ ]
Average Starting Principal Balance	$[ ]
[Range of Starting Principal Balance	$[ ]]
Average Original Principal Balance	$[ ]
Range of Original Principal Balances	$[ ] to $[ ]
Weighted Average Contract Rate	[ ]%
[Weighted Average Contract Rate of Receivables with Original Term to Maturity [ ]-[ ] Months	[ ]%]
Range of Contract Rates	[ ]% to [ ]%
Weighted Average Original Term to Maturity	[ ] months
Range of Original Terms to Maturity	[ ] months to [ ] months
Percent of Aggregate [Starting] Principal Balance with Original Terms to Maturity greater than 60 months	[ ]%
[Percent of Aggregate [Starting] Principal Balance with Original Terms to Maturity of [ ]-[ ] Months	[ ]%]
Weighted Average Remaining Term to Maturity	[ ] months
Range of Remaining Terms to Maturity	[ ] months to [ ] months
Weighted Average [FICO® score][Vantage Score](1)(2)(3)	[ ]
Range of [FICO® scores][Vantage Scores] that represents greater than 90% of all pool [FICO® scores][Vantage Scores](1)(2)(3)(4)	[ ] to [ ]
Weighted Average Maximum [FICO® score][Vantage Score](1)(3)(5)	[ ]
[Weighted Average Maximum [FICO® score][Vantage Score] of Receivables with Original Term to Maturity of [ ]-[ ] Months(1)(3)(5)	[ ]]
[Percent of Aggregate Starting Principal Balance that is Toyota	[ ]%]
[Percent of Aggregate Starting Principal Balance that is non-Toyota	[ ]%]
[Percent of Aggregate Starting Principal Balance that is new	[ ]%]
[Percent of Aggregate Starting Principal Balance that is used	[ ]%]
[Percent of Aggregate Starting Principal Represented by Electronic Contracts	[ ]%]

(1)	[FICO® is a registered trademark of Fair Isaac Corporation.] An obligor’s [FICO® score][Vantage Score] measures the likelihood that such obligor will repay his or her obligation as expected. The [FICO® score][Vantage Score] for each account reflects the first bureau score reviewed (typically Equifax) at time of application.

(2)	[FICO® score][Vantage Score] is calculated using the primary applicant [FICO® score][Vantage Score] or, if not available, the co-applicant [FICO® score][Vantage Score].

(3)	[FICO® scores][Vantage Scores] are calculated excluding accounts for which no [FICO® score][Vantage Score] is available in World Omni Financial Corp.’s account servicing system. Of the [ ] receivables in the pool of receivables as of the cutoff date, [ ] or [ ]% of the aggregate number of receivables in the pool, are accounts for which [FICO® scores][Vantage Scores] are unavailable.

(4)	A 90% [FICO® score][Vantage Score] range of [ ] to [ ] has the meaning that greater than 90% of the aggregate starting principal balance of the applicable receivables is composed of obligors with [FICO® scores][Vantage Scores] between [ ] and [ ], with less than 5% of obligor [FICO® scores][Vantage Scores] (based on the aggregate starting principal balance of the applicable receivables) exceeding [ ] and less than 5% of obligor [FICO® scores][Vantage Scores] (based on the aggregate starting principal balance of the applicable receivables) falling below [ ].

(5)	For receivables with co-obligors, the [FICO® score][Vantage Score] used to compute the weighted average maximum [FICO® score][Vantage Score] is the greater of the two [FICO® scores][Vantage Scores] between the primary applicant and the co-applicant. The greater of the two [FICO® scores][Vantage Scores] is used by World Omni Financial Corp. to assign the pricing for each such contract.]

The following table[s] set[s] forth information regarding the composition of the receivables relating to financings of vehicles in the [initial] pool as of the[initial] cutoff date. The percentages in the table may not add up to 100.00% because of rounding.

Distribution by Product Segment of the Receivables [Relating to Financings of [      ] Branded Vehicles]
in the [Initial] Pool as of the [Initial] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Product Segment[(1)]	Number of Receivables	Percentage of Number of Receivables		Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
Passenger Car	[ ]	[ ]	%	$	[ ]	[ ]	%
Other Truck / Other SUV / Minivan	[ ]	[ ]	%		[ ]	[ ]	%
Large Truck / Large SUV[(2)]	[ ]	[ ]	%		[ ]	[ ]	%
Total	[ ]	[ ]	%	$	[ ]	[ ]	%

(1) [Includes only retail installment sale contracts representing financings of [ ] branded vehicles.]

[(2)] Consists of [      ], [      ] and [      ] retail installment sales contracts.

[Distribution by Product Segment of Vehicles of the Receivables [Relating to Financings of [      ] Branded Vehicles]
in the [Initial] Pool as of the [Initial] Cutoff Date if the Aggregate Initial Principal Amount of the Notes is $[  ]

Product Segment[(1)]	Number of Receivables	Percentage of Number of Receivables		Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
Passenger Car	[ ]	[ ]	%	$	[ ]	[ ]	%
Other Truck / Other SUV / Minivan	[ ]	[ ]	%		[ ]	[ ]	%
Large Truck / Large SUV[(2)]	[ ]	[ ]	%		[ ]	[ ]	%
Total	[ ]	[ ]	%	$	[ ]	[ ]	%

(1) [Includes only retail installment sale contracts representing financings of [ ] branded vehicles.]

[(2)] Consists of [      ], [      ] and [      ] retail installment sales contracts.

The following table[s] set[s] forth information regarding the geographic location of the receivables in the [initial] pool as of the [initial] cutoff date for the states with the largest concentrations of receivables. No other state accounts for more than [      ]% of the aggregate [starting] principal balance of the receivables in the [initial] pool[.] [ if the aggregate initial principal amount of the notes is $[  ], and no other state accounts for more than [      ]% of the aggregate [starting] principal balance of the receivables in the [initial] pool if the aggregate initial principal amount of the notes is $[  ].] The breakdown by state is based on the billing addresses of the obligors of the receivables. The percentages in the table may not add up to 100.00% because of rounding.

Distribution by Geographic Location of the Receivables in the [Initial] Pool as of the [Initial] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Geographic Location	Number of Receivables	Percentage of Number of Receivables		Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
[ ]	[ ]	[ ]	%	$	[ ]	[ ]	%
[ ]	[ ]	[ ]	%		[ ]	[ ]	%
[ ]	[ ]	[ ]	%		[ ]	[ ]	%
[ ]	[ ]	[ ]	%		[ ]	[ ]	%
[ ]	[ ]	[ ]	%		[ ]	[ ]	%
All Others	[ ]	[ ]	%		[ ]	[ ]	%
Total	[ ]	[ ]	%	$	[ ]	[ ]	%

[Distribution by Geographic Location of the Receivables in the [Initial] Pool as of the [Initial] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Geographic Location	Number of Receivables	Percentage of Number of Receivables		Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
[ ]	[ ]	[ ]	%	$	[ ]	[ ]	%
[ ]	[ ]	[ ]	%		[ ]	[ ]	%
[ ]	[ ]	[ ]	%		[ ]	[ ]	%
[ ]	[ ]	[ ]	%		[ ]	[ ]	%
[ ]	[ ]	[ ]	%		[ ]	[ ]	%
All Others	[ ]	[ ]	%		[ ]	[ ]	%
Total	[ ]	[ ]	%	$	[ ]	[ ]	%

The following table[s] set[s] forth information regarding the distribution by contract rate of the receivables in the [initial] pool as of the [initial] cutoff date. The percentages in the table may not add up to 100.00% because of rounding.

Distribution by Contract Rate of the Receivables in the [Initial] Pool as
of the [Initial] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Range of Contract Rates	Number of Receivables	Percentage of Number of Receivables		Aggregate [Starting] Principal Balance		Percentage of Aggregate Starting Principal Balance
[0.000%	[ ]	[ ]	%	$	[ ]	[ ]	%
0.001-1.000%	[ ]	[ ]	%		[ ]	[ ]	%
1.001-2.000%	[ ]	[ ]	%		[ ]	[ ]	%
2.001-3.000%	[ ]	[ ]	%		[ ]	[ ]	%
3.001-4.000%	[ ]	[ ]	%		[ ]	[ ]	%
4.001-5.000%	[ ]	[ ]	%		[ ]	[ ]	%
5.001-6.000%	[ ]	[ ]	%		[ ]	[ ]	%
6.001-7.000%	[ ]	[ ]	%		[ ]	[ ]	%
7.001-8.000%	[ ]	[ ]	%		[ ]	[ ]	%
8.001-9.000%	[ ]	[ ]	%		[ ]	[ ]	%
9.001-10.000%	[ ]	[ ]	%		[ ]	[ ]	%
10.001-11.000%	[ ]	[ ]	%		[ ]	[ ]	%
11.001-12.000%	[ ]	[ ]	%		[ ]	[ ]	%
12.001-13.000%	[ ]	[ ]	%		[ ]	[ ]	%
13.001-14.000%	[ ]	[ ]	%		[ ]	[ ]	%
14.001-15.000%	[ ]	[ ]	%		[ ]	[ ]	%
15.001-16.000%	[ ]	[ ]	%		[ ]	[ ]	%
16.001-17.000%	[ ]	[ ]	%		[ ]	[ ]	%
17.001-18.000%	[ ]	[ ]	%		[ ]	[ ]	%
18.001-19.000%	[ ]	[ ]	%		[ ]	[ ]	%
19.001-20.000%	[ ]	[ ]	%		[ ]	[ ]	%
20.001% or higher]	[ ]	[ ]	%		[ ]	[ ]	%
Total	[ ]	[ ]	%	$	[ ]	[ ]	%

[* Represents a value that is greater than zero (0.00%) but less than 0.005%.]

[Distribution by Contract Rate of the Receivables in the [Initial] Pool as
of the [Initial] Cutoff Date if the Aggregate Initial Principal Amount of the Notes is $[  ]

Range of Contract Rates	Number of Receivables	Percentage of Number of Receivables		Aggregate [Starting] Principal Balance		Percentage of Aggregate Starting Principal Balance
[0.000%	[ ]	[ ]	%	$	[ ]	[ ]	%
0.001-1.000%	[ ]	[ ]	%		[ ]	[ ]	%
1.001-2.000%	[ ]	[ ]	%		[ ]	[ ]	%
2.001-3.000%	[ ]	[ ]	%		[ ]	[ ]	%
3.001-4.000%	[ ]	[ ]	%		[ ]	[ ]	%
4.001-5.000%	[ ]	[ ]	%		[ ]	[ ]	%
5.001-6.000%	[ ]	[ ]	%		[ ]	[ ]	%
6.001-7.000%	[ ]	[ ]	%		[ ]	[ ]	%
7.001-8.000%	[ ]	[ ]	%		[ ]	[ ]	%
8.001-9.000%	[ ]	[ ]	%		[ ]	[ ]	%
9.001-10.000%	[ ]	[ ]	%		[ ]	[ ]	%
10.001-11.000%	[ ]	[ ]	%		[ ]	[ ]	%
11.001-12.000%	[ ]	[ ]	%		[ ]	[ ]	%
12.001-13.000%	[ ]	[ ]	%		[ ]	[ ]	%
13.001-14.000%	[ ]	[ ]	%		[ ]	[ ]	%
14.001-15.000%	[ ]	[ ]	%		[ ]	[ ]	%
15.001-16.000%	[ ]	[ ]	%		[ ]	[ ]	%
16.001-17.000%	[ ]	[ ]	%		[ ]	[ ]	%
17.001-18.000%	[ ]	[ ]	%		[ ]	[ ]	%
18.001-19.000%	[ ]	[ ]	%		[ ]	[ ]	%
19.001-20.000%	[ ]	[ ]	%		[ ]	[ ]	%
20.001% or higher]	[ ]	[ ]	%		[ ]	[ ]	%
Total	[ ]	[ ]	%	$	[ ]	[ ]	%

[* Represents a value that is greater than zero (0.00%) but less than 0.005%.]]

The following table[s] set[s] forth information regarding the distribution by [FICO® score][Vantage Score] of the receivables in the [initial] pool as of the [initial] cutoff date. The percentages in the table may not add up to 100.00% because of rounding.

Distribution by [FICO® score][Vantage Score](1)(2) of the Receivables in the [Initial] Pool as
of the [Initial] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

[FICO® score][Vantage Score](1)(2)	Number of Receivables	Percentage of Number of Receivables		Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
No score available	[ ]	[ ]	%	$	[ ]	[ ]	%
[650 - 659]	[ ]	[ ]	%		[ ]	[ ]	%
660 - 679	[ ]	[ ]	%		[ ]	[ ]	%
680 - 699	[ ]	[ ]	%		[ ]	[ ]	%
700 - 719	[ ]	[ ]	%		[ ]	[ ]	%
720 or higher	[ ]	[ ]	%		[ ]	[ ]	%
Total	[ ]	[ ]	%	$	[ ]	[ ]	%

(1) [FICO® is a registered trademark of Fair Isaac Corporation.] An obligor’s [FICO® score][Vantage Score] measures the likelihood that such obligor will repay his or her obligation as expected. The [FICO® score][Vantage Score] for each account reflects the first bureau score reviewed (typically Equifax) at time of application.

(2) [FICO® score][Vantage Score] is calculated using the primary applicant [FICO® score][Vantage Score] or, if not available, the co-applicant [FICO® score][Vantage Score].

[Distribution by [FICO® score][Vantage Score](1)(2) of the Receivables in the [Initial] Pool as
of the [Initial] Cutoff Date if the Aggregate Initial Principal Amount of the Notes is $[  ]

[FICO® score][Vantage Score](1)(2)	Number of Receivables	Percentage of Number of Receivables		Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
No score available	[ ]	[ ]	%	$	[ ]	[ ]	%
[650 - 659]	[ ]	[ ]	%		[ ]	[ ]	%
660 - 679	[ ]	[ ]	%		[ ]	[ ]	%
680 - 699	[ ]	[ ]	%		[ ]	[ ]	%
700 - 719	[ ]	[ ]	%		[ ]	[ ]	%
720 or higher	[ ]	[ ]	%		[ ]	[ ]	%
Total	[ ]	[ ]	%	$	[ ]	[ ]	%

(1) FICO® is a registered trademark of Fair Isaac Corporation. An obligor’s [FICO® score][Vantage Score] measures the likelihood that such obligor will repay his or her obligation as expected. The [FICO® score][Vantage Score] for each account reflects the first bureau score reviewed (typically Equifax) at time of application.

(2) [FICO® score][Vantage Score] is calculated using the primary applicant [FICO® score][Vantage Score] or, if not available, the co-applicant [FICO® score][Vantage Score].

The following table[s] set[s] forth information regarding the distribution by vehicle model of the receivables in the [initial] pool as of the [initial] cutoff date. No other vehicle model accounts for more than [  ]% of the aggregate [starting] principal balance of the receivables in the related [initial] pool[.][ if the aggregate initial principal amount of the notes is $[  ], and no other vehicle model accounts for more than [  ]% of the aggregate [starting] principal balance of the receivables in the related [initial] pool if the aggregate initial principal amount of the notes is $[  ].] The percentages in the table may not add up to 100.00% because of rounding.

Distribution by Vehicle Model of the Receivables in the [Initial] Pool as
of the [Initial] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Vehicle Model	Number of Receivables		Percentage of Number of Receivables				Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
[ ]	[	]	[	]	%	$	[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
Other	[	]	[	]	%		[	]	[	]	%
Total	[	]	[	]	%	$	[	]	[	]	%

Distribution by Vehicle Model of the Receivables in the [Initial] Pool as
of the [Initial] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Vehicle Model	Number of Receivables		Percentage of Number of Receivables				Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
[ ]	[	]	[	]	%	$	[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
Other	[	]	[	]	%		[	]	[	]	%
Total	[	]	[	]	%	$	[	]	[	]	%

The following table[s] set[s] forth information regarding the distribution by vehicle model year of the receivables in the [initial] pool as of the [initial] cutoff date. The percentages in the table may not add up to 100.00% because of rounding.

Distribution by Vehicle Model Year of the Receivables in the [Initial] Pool as
of the [Initial] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Vehicle Model Year	Number of Receivables		Percentage of Number of Receivables				Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
[ ]	[	]	[	]	%	$	[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
Total	[	]	[	]	%	$	[	]	[	]	%

Distribution by Vehicle Model Year of the Receivables in the [Initial] Pool as
of the [Initial] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Vehicle Model Year	Number of Receivables		Percentage of Number of Receivables				Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
[ ]	[	]	[	]	%	$	[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
Total	[	]	[	]	%	$	[	]	[	]	%

The following table[s] set[s] forth information regarding the distribution by vehicle make of the receivables in the [initial] pool as of the [initial] cutoff date. No other vehicle make accounts for more than [  ]% of the aggregate [starting] principal balance of the receivables in the related [initial] pool[.][ if the aggregate initial principal amount of the notes is $[  ], and no other vehicle make accounts for more than [  ]% of the aggregate [starting] principal balance of the receivables in the related [initial] pool if the aggregate initial principal amount of the notes is $[  ].] The percentages in the table may not add up to 100.00% because of rounding.

Distribution by Vehicle Make of the Receivables in the [Initial] Pool as
of the [Initial] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Vehicle Make	Number of Receivables		Percentage of Number of Receivables				Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
[ ]	[	]	[	]	%	$	[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
Other	[	]	[	]	%		[	]	[	]	%
Total	[	]	[	]	%	$	[	]	[	]	%

Distribution by Vehicle Make of the Receivables in the [Initial] Pool as
of the [Initial] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Vehicle Make	Number of Receivables		Percentage of Number of Receivables				Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
[ ]	[	]	[	]	%	$	[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
Other	[	]	[	]	%		[	]	[	]	%
Total	[	]	[	]	%	$	[	]	[	]	%

The following table[s] set[s] forth information regarding the distribution by original term of the receivables in the [initial] pool as of the [initial] cutoff date. The percentages in the table may not add up to 100.00% because of rounding.

Distribution by Original Term of the Receivables in the [Initial] Pool as

of the [Initial] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Original Term (Months)	Number of Receivables		Percentage of Number of Receivables				Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
[ ]	[	]	[	]	%	$	[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
Total	[	]	[	]	%	$	[	]	[	]	%

Distribution by Original Term of the Receivables in the [Initial] Pool as
of the [Initial] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Original Term (Months)	Number of Receivables		Percentage of Number of Receivables				Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
[ ]	[	]	[	]	%	$	[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
Total	[	]	[	]	%	$	[	]	[	]	%

The following table[s] set[s] forth information regarding the distribution by remaining term of the receivables in the [initial] pool as of the [initial] cutoff date. The percentages in the table may not add up to 100.00% because of rounding.

Distribution by Remaining Term of the Receivables in the [Initial] Pool as
of the [Initial] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Remaining Term (Months)	Number of Receivables		Percentage of Number of Receivables				Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
[ ]	[	]	[	]	%	$	[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
Total	[	]	[	]	%	$	[	]	[	]	%

Distribution by Remaining Term of the Receivables in the [Initial] Pool as
of the [Initial] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Remaining Term (Months)	Number of Receivables		Percentage of Number of Receivables				Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
[ ]	[	]	[	]	%	$	[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
[ ]	[	]	[	]	%		[	]	[	]	%
Total	[	]	[	]	%	$	[	]	[	]	%

The following table[s] set[s] forth information regarding the distribution by original principal balance of the receivables in the [initial] pool as of the [initial] cutoff date. The percentages in the table may not add up to 100.00% because of rounding.

Distribution by Original Principal Balance of the Receivables in the [Initial] Pool as
of the [Initial] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Original Principal Balance	Number of Receivables		Percentage of Number of Receivables				Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
[$5,000.01 - $7,500.00	[	]	[	]	%	$	[	]	[	]	%
$7,500.01 - $10,000.00	[	]	[	]	%		[	]	[	]	%
$10,000.01 - $15,000.00	[	]	[	]	%		[	]	[	]	%
$15,000.01 - $20,000.00	[	]	[	]	%		[	]	[	]	%
$20,000.01 - $25,000.00	[	]	[	]	%		[	]	[	]	%
$25,000.01 - $30,000.00	[	]	[	]	%		[	]	[	]	%
$30,000.01 - $35,000.00	[	]	[	]	%		[	]	[	]	%
$35,000.01 - $40,000.00	[	]	[	]	%		[	]	[	]	%
$40,000.01 - $45,000.00	[	]	[	]	%		[	]	[	]	%
$45,000.01 - $50,000.00	[	]	[	]	%		[	]	[	]	%
$50,000.01 - $55,000.00	[	]	[	]	%		[	]	[	]	%
$55,000.01 - $60,000.00	[	]	[	]	%		[	]	[	]	%
$60,000.01 - $65,000.00	[	]	[	]	%		[	]	[	]	%
$65,000.01 - $70,000.00]	[	]	[	]	%		[	]	[	]	%
Total	[	]	[	]	%	$	[	]	[	]	%

Distribution by Original Principal Balance of the Receivables in the [Initial] Pool as
of the [Initial] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Original Principal Balance	Number of Receivables		Percentage of Number of Receivables				Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
[$5,000.01 - $7,500.00	[	]	[	]	%	$	[	]	[	]	%
$7,500.01 - $10,000.00	[	]	[	]	%		[	]	[	]	%
$10,000.01 - $15,000.00	[	]	[	]	%		[	]	[	]	%
$15,000.01 - $20,000.00	[	]	[	]	%		[	]	[	]	%
$20,000.01 - $25,000.00	[	]	[	]	%		[	]	[	]	%
$25,000.01 - $30,000.00	[	]	[	]	%		[	]	[	]	%
$30,000.01 - $35,000.00	[	]	[	]	%		[	]	[	]	%
$35,000.01 - $40,000.00	[	]	[	]	%		[	]	[	]	%
$40,000.01 - $45,000.00	[	]	[	]	%		[	]	[	]	%
$45,000.01 - $50,000.00	[	]	[	]	%		[	]	[	]	%
$50,000.01 - $55,000.00	[	]	[	]	%		[	]	[	]	%
$55,000.01 - $60,000.00	[	]	[	]	%		[	]	[	]	%
$60,000.01 - $65,000.00	[	]	[	]	%		[	]	[	]	%
$65,000.01 - $70,000.00]	[	]	[	]	%		[	]	[	]	%
Total	[	]	[	]	%	$	[	]	[	]	%

The following table[s] set[s] forth information regarding the distribution by starting principal balance of the receivables in the [initial] pool as of the [initial] cutoff date. The percentages in the table may not add up to 100.00% because of rounding.

Distribution by Starting Principal Balance of the Receivables in the [Initial] Pool as
of the [Initial] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Starting Principal Balance	Number of Receivables		Percentage of Number of Receivables				Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
[$0.01 - $2,500.00	[	]	[	]	%	$	[	]	[	]	%
$2,500.01 - $5,000.00	[	]	[	]	%		[	]	[	]	%
$5,000.01 - $7,500.00	[	]	[	]	%		[	]	[	]	%
$7,500.01 - $10,000.00	[	]	[	]	%		[	]	[	]	%
$10,000.01 - $15,000.00	[	]	[	]	%		[	]	[	]	%
$15,000.01 - $20,000.00	[	]	[	]	%		[	]	[	]	%
$20,000.01 - $25,000.00	[	]	[	]	%		[	]	[	]	%
$25,000.01 - $30,000.00	[	]	[	]	%		[	]	[	]	%
$30,000.01 - $35,000.00	[	]	[	]	%		[	]	[	]	%
$35,000.01 - $40,000.00	[	]	[	]	%		[	]	[	]	%
$40,000.01 - $45,000.00	[	]	[	]	%		[	]	[	]	%
$45,000.01 - $50,000.00	[	]	[	]	%		[	]	[	]	%
$50,000.01 - $55,000.00	[	]	[	]	%		[	]	[	]	%
$55,000.01 - $60,000.00	[	]	[	]	%		[	]	[	]	%
$60,000.01 - $65,000.00	[	]	[	]	%		[	]	[	]	%
$65,000.01 - $70,000.00]	[	]	[	]	%		[	]	[	]	%
Total	[	]	[	]	%	$	[	]	[	]	%

Distribution by Starting Principal Balance of the Receivables in the [Initial] Pool as
of the [Initial] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Starting Principal Balance	Number of Receivables		Percentage of Number of Receivables				Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
[$0.01 - $2,500.00	[	]	[	]	%	$	[	]	[	]	%
$2,500.01 - $5,000.00	[	]	[	]	%		[	]	[	]	%
$5,000.01 - $7,500.00	[	]	[	]	%		[	]	[	]	%
$7,500.01 - $10,000.00	[	]	[	]	%		[	]	[	]	%
$10,000.01 - $15,000.00	[	]	[	]	%		[	]	[	]	%
$15,000.01 - $20,000.00	[	]	[	]	%		[	]	[	]	%
$20,000.01 - $25,000.00	[	]	[	]	%		[	]	[	]	%
$25,000.01 - $30,000.00	[	]	[	]	%		[	]	[	]	%
$30,000.01 - $35,000.00	[	]	[	]	%		[	]	[	]	%
$35,000.01 - $40,000.00	[	]	[	]	%		[	]	[	]	%
$40,000.01 - $45,000.00	[	]	[	]	%		[	]	[	]	%
$45,000.01 - $50,000.00	[	]	[	]	%		[	]	[	]	%
$50,000.01 - $55,000.00	[	]	[	]	%		[	]	[	]	%
$55,000.01 - $60,000.00	[	]	[	]	%		[	]	[	]	%
$60,000.01 - $65,000.00	[	]	[	]	%		[	]	[	]	%
$65,000.01 - $70,000.00]	[	]	[	]	%		[	]	[	]	%
Total	[	]	[	]	%	$	[	]	[	]	%

[The Subsequent Receivables]

[Include for revolving transaction: During the Revolving Period, the issuing entity will seek to purchase additional receivables from the depositor in an aggregate amount equal to the Target Reinvestment Amount, to the extent of the funds available in the accumulation account.  Noteholders will be notified of the purchase of additional receivables on Form 10-D. Each additional receivable acquired by the issuing entity during the Revolving Period must at the time of its addition satisfy the eligibility criteria specified in the trust documents, pursuant to which the additional receivables are transferred to the issuing entity, and described in this prospectus. The additional receivables, however, need not satisfy any other eligibility criteria. Additional receivables originated or acquired by World Omni Financial Corp. will satisfy the same underwriting criteria in all material respects as the receivables in the initial pool. In addition, following the transfer of additional receivables to the issuing entity, the characteristics of the receivables, including the composition of the receivables, the distribution by contract rate, and geographic distribution, may vary from those of the receivables in the initial pool. Since the weighted average life of the notes will be influenced by the rate at which the principal balances of the receivables are paid, some of these variations may affect the weighted average life of each class of notes.]

[Include for pre-funded transaction: During the funding period, the issuing entity is expected to acquire subsequent receivables from the depositor with an aggregate starting principal balance approximately equal to the excess of the aggregate principal amount of the notes plus the initial overcollateralization amount [plus the YSOC Amount with respect to the initial receivables as of the initial cutoff date plus the YSOC Amount, if any, with respect to any subsequent receivables transferred to the issuing entity as of the related subsequent cutoff date] over the aggregate starting principal balance of the initial receivables as of the initial cutoff date (the “Initial Pre-Funded Amount”). On the closing date, the Initial Pre-Funded Amount will be deposited in the pre-funding account. Any transfer of subsequent receivables to the issuing entity is subject to the satisfaction, on or before the related subsequent transfer date, of the conditions precedent described in this prospectus. Each subsequent receivable must at the time of its addition satisfy the eligibility criteria specified in the trust documents, pursuant to which the subsequent receivables are transferred to the issuing entity, and described in this prospectus. The subsequent receivables, however, need not satisfy any other eligibility criteria. Subsequent receivables originated or acquired by World Omni Financial Corp. will satisfy the same underwriting criteria in all material respects as the receivables in the initial pool. In addition, following the transfer of subsequent receivables to the issuing entity, the characteristics of the receivables, including the composition of the receivables, the distribution by contract rate, and geographic distribution, may vary from those of the receivables in the initial pool. Since the weighted average life of the notes will be influenced by the rate at which the principal balances of the receivables are paid, some of these variations may affect the weighted average life of each class of notes. To the extent required by the rules and regulations of the SEC, information regarding the characteristics of the subsequent receivables and the pool of assets will be included in a Form 8-K filed by the issuing entity upon the transfer of subsequent receivables into the issuing entity and information regarding distribution and pool performance will be included in a Form 10-D filed by the issuing entity for each related collection period following such transfer.]

[The depositor will perform a review of the receivables in [potential] pools of subsequent receivables and the disclosure regarding those receivables that is required to be included in a Form 10-D by Item 1111 of Regulation AB in order to provide reasonable assurance that the information contained in the Form 10-D related to the end of the [pre-funding period][Revolving Period] and the Form 10-D related to the last monthly period of the issuing entity’s fiscal year regarding the pools of subsequent receivables is accurate in all material respects. World Omni Financial Corp. may engage a third party to assist with portions of the review. The depositor will use procedures similar to the procedures used in the review for the initial receivables described under “The Receivables—Review of Pool Assets.” The depositor will disclose the results of the pool review related to the subsequent receivables in the Form 10-D related to the end of the [pre-funding period][ Revolving Period] and the Form 10-D related to the last monthly period of the issuing entity’s fiscal year.]

[Other than with respect to the purchase of subsequent receivables during the [Revolving Period][pre-funding period], there is no requirement or ability to add or remove pool assets from the pool other than the right of the issuing entity to remove a pool asset from the pool upon a breach of a representation, warranty or covenant. The sole remedy for such breach shall be the purchase of the related receivable as described under “Description of the Trust Documents—Sale and Assignment of Receivables” in this prospectus.]

Asset-Level Data

The depositor prepared [an] asset-level data file[s] for [each][the] pool of receivables disclosed in this prospectus for a hypothetical reporting period commencing on [  ], 20[  ] and ending on [  ], 20[  ] and filed this information with the SEC in a related Form ABS-EE. The asset-level data file[s] contain[s] detailed information for each receivable about its identification, origination, contract terms, financed vehicle, obligor, contract activity, servicing and status during such hypothetical reporting period. As described in this prospectus, the issuing entity has the right to receive payments made on the receivables after the cutoff date and will otherwise not receive any other payments described in such asset-level data file[s] during the hypothetical reporting period. The information contained in [each][the] asset-level data file is not a prediction of the future performance of any receivables in the [relevant] pool. The exhibits to each Form ABS-EE filed by the issuing entity, or by the depositor on behalf of the issuing entity, by the date of the filing of this prospectus, are incorporated by reference into this prospectus. Investors should carefully review the asset-level data.

The servicer will also prepare asset-level data about the receivables for this securitization transaction for each collection period and file it with the SEC as an exhibit to Form ABS-EE at or before the time of filing the related Form 10-D. The exhibits to [the][each] Form ABS-EE will be incorporated by reference into the related Form 10-D.

Pool Underwriting

As described in “World Omni Financial Corp.’s Automobile Finance Business—Underwriting” in this prospectus, under World Omni Financial Corp.’s origination process, credit applications are evaluated when received and are either automatically approved, automatically rejected or forwarded and reviewed by a World Omni Financial Corp. associate with appropriate approval authority. [If the aggregate initial principal amount of the notes is $[  ],] [      ] [initial] receivables, having an aggregate [starting] principal balance [as of the [initial]cutoff date] of [      ] (approximately [      ]% of the aggregate [starting] principal balance [as of the [initial] cutoff date]) were automatically approved by World Omni Financial Corp.’s computer-based evaluation software, while [      ] [initial] receivables, having an aggregate [starting] principal balance [as of the [initial] cutoff date] of $[      ] (approximately [      ]% of the aggregate [starting] principal balance [as of the [initial] cutoff date]) were evaluated and approved by a World Omni Financial Corp. associate in accordance with World Omni Financial Corp.’s written underwriting guidelines. [If the aggregate initial principal amount of the notes is $[  ], [      ] [initial] receivables, having an aggregate [starting] principal balance [as of the [initial]cutoff date] of [      ] (approximately [      ]% of the aggregate [starting] principal balance [as of the [initial] cutoff date]) were automatically approved by World Omni Financial Corp.’s computer-based evaluation software, while [      ] [initial] receivables, having an aggregate [starting] principal balance [as of the [initial] cutoff date] of $[      ] (approximately [      ]% of the aggregate [starting] principal balance [as of the [initial] cutoff date]) were evaluated and approved by a World Omni Financial Corp. associate in accordance with World Omni Financial Corp.’s written underwriting guidelines.] [World Omni Financial Corp. does not consider any of the receivables in the [initial] pool to constitute exceptions to World Omni Financial Corp.’s written underwriting guidelines as described in “World Omni Financial Corp.’s Automobile Finance Business—Underwriting” in this prospectus.] [For receivables sold to the issuing entity during the [pre-funding period][Revolving Period], the issuing entity will disclose on the Form 10-D related to the end of the [pre-funding period][Revolving Period] and the Form 10-D related to the last monthly period of the issuing entity’s fiscal year any additional receivables sold to the issuing entity after the initial closing date that constitute exceptions to the underwriting criteria of World Omni Financial Corp.]

Review of Pool Assets

In connection with the offering of the notes, the depositor has performed a review of the receivables and the disclosure regarding those receivables, including information incorporated by reference from any Form ABS-EE filed in connection herewith, that is required to be included in this prospectus (such disclosure, the "Rule 193 Information"). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects. The depositor consulted with, and was assisted by, responsible personnel of World Omni Financial Corp. in performing the review. In addition, World Omni Financial Corp. has engaged third parties to assist with portions of the review. World Omni Financial Corp. determined the nature, extent and timing of the review and the sufficiency of the assistance provided by the third parties for purposes of its review. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all findings and conclusions of the review to itself.

As part of the review, World Omni Financial Corp. identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information, such as business practices and contract terms, were reviewed with responsible personnel of World Omni Financial Corp., who approved those descriptions as accurate in all material respects. World Omni Financial Corp., assisted by external counsel, also reviewed the Rule 193 Information consisting of descriptions of portions of the trust documents and compared that Rule 193 Information to the trust documents to provide reasonable assurance that the descriptions were accurate in all material respects. Members of World Omni Financial Corp.’s treasury group also consulted with internal regulatory personnel and counsel, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the receivables or payments on the notes.

The depositor used information from internal databases and other management information systems to assemble an electronic data tape containing relevant data on the receivables [in the [initial] pool]. From this electronic data tape, the depositor constructed the [initial] pool composition and stratification tables in “The Receivables Pool - The [Initial] Receivables” in this prospectus.

The depositor designed procedures to test the accuracy of the transmission of individual receivable data from information databases maintained by World Omni Financial Corp. to the electronic data tape. Through a random process, [     ] receivables were selected from the [initial] pool of receivables (the “Sample”). World Omni Financial Corp. made available to responsible personnel of World Omni Financial Corp. and third parties that assisted World Omni Financial Corp. with its review electronic copies of the pertinent underlying documentation, including data records, for each receivable in the Sample. A variety of numerical values and data points for each receivable in the Sample were either compared to the corresponding information in the electronic data tape or evaluated for compliance with an eligibility criterion or representation and warranty, to determine whether any inaccuracies existed. [The depositor found no discrepancies in its review of the Sample.]

The depositor’s review of the [initial] pool also evaluated the eligibility criteria that pertain to standard terms of receivables and standard business practices, such as the criteria related to each receivable providing for level monthly payments that fully amortize the amount financed over its original term. The depositor confirmed with responsible personnel of World Omni Financial Corp. that its systems would not permit the selection of receivables for inclusion in the pool that fail to meet these types of eligibility criteria. [The depositor found no discrepancies in this review.]

Another aspect of the depositor’s review of the [initial] pool consisted of a comparison of selected data contained in this prospectus describing the [initial] receivables to data in, or derived from, the electronic data tape. The review consisted of a recalculation from the data in the electronic data tape of the number of receivables, monetary amounts, amounts and percentages displayed in this prospectus. Differences due to rounding or that were de minimis were not considered exceptions. [This comparison found no exceptions within the specified parameters.]

World Omni Financial Corp. monitors internal reports and developments with respect to processes and procedures that are designed to maintain and enhance the quality of decision-making, the quality of originated assets and the accuracy, efficiency and reliability of retail systems and operations. Internal control processes used by World Omni Financial Corp. include reviews of retail documentation and other origination functions. Internal control audits are performed regularly on key business functions.

After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

DELINQUENCIES, REPOSSESSIONS AND NET LOSSES

The following tables set forth information concerning World Omni Financial Corp.’s delinquency, net loss and repossession experience with respect to its portfolio of fixed rate retail installment sale contracts originated in the ordinary course of business by World Omni Financial Corp. or its affiliates. This portfolio includes retail installment sale contracts that are outside of the selection criteria for the receivables included in the receivables pool described in this prospectus. Accordingly, the delinquency, repossession and net loss experience of the receivables pool described in this prospectus [may be different from those] set forth in the following tables. [To be revised as applicable to reflect updates at time of transaction: Further, due to the sudden and unprecedented outbreak of the COVID-19 pandemic, the historical delinquency, repossession and net loss information included in the tables below is unlikely to accurately predict the performance of World Omni Financial Corp.’s portfolio of retail installment sale contracts or particular tools of retail installment sale contracts in the near future.]

The delinquency figures reported in the tables are calculated as a percentage of the total number of contracts at period end, but exclude delinquent bankruptcy contracts. As of [ ], 20[ ], the number of bankrupt contracts greater than 60 days past due was [ ]. The period of delinquency used in calculating the tables is based on the number of days payments are contractually past due.

The data presented in the following tables are for illustrative purposes only. There is no assurance that World Omni Financial Corp.’s delinquency, net loss and repossession experience with respect to fixed rate retail installment sale contracts in the future, or the experience of the issuing entity with respect to the receivables, will be similar to that described below. Losses and delinquencies are affected by general and regional economic conditions and the supply of and demand for automobiles and light-duty trucks. The percentages in the tables below have not been adjusted to eliminate the effect of the growth of World Omni Financial Corp.’s originated portfolio. Accordingly, the repossession and net loss percentages would be expected to be higher than those shown if a group of contracts were isolated for a period of time and the repossession and net loss data showed the activity only for that isolated group over the periods indicated.

Delinquency Experience
(Dollars in Thousands)

	At [ ],						At December 31,
	20[ ]			20[ ]			20[ ]			20[ ]			20[ ]			20[ ]			20[ ]
Ending Net Receivables	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Ending Number of Contracts		[ ]			[ ]			[ ]			[ ]			[ ]			[ ]			[ ]
Number of Delinquent Contracts(1)
31-60 Days		[ ]			[ ]			[ ]			[ ]			[ ]			[ ]			[ ]
61-90 Days		[ ]			[ ]			[ ]			[ ]			[ ]			[ ]			[ ]
91-120 Days		[ ]			[ ]			[ ]			[ ]			[ ]			[ ]			[ ]
121 Days and Over		[ ]			[ ]			[ ]			[ ]			[ ]			[ ]			[ ]
Total		[ ]			[ ]			[ ]			[ ]			[ ]			[ ]			[ ]
Percent of Delinquent Contracts
31-60 Days		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
61-90 Days		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
91-120 Days		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
121 Days and Over		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
Total		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
Dollar Amount of Delinquent Contracts(1)
31-60 Days	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
61-90 Days	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
91-120 Days	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
121 Days and Over	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Total	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Percent of Dollar Amount of Delinquent Contracts
31-60 Days		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
61-90 Days		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
91-120 Days		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
121 Days and Over		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
Total(2)		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%

(1)	World Omni Financial Corp. considers a payment to be past due or delinquent when an obligor owes more than $40 of the scheduled payment after the related due date. The period of delinquency is based on the number of days that more than $40 of a payment is contractually past due.

(2)	Numbers may not total due to rounding.

[* Represents a value that is greater than zero (0.00%) but less than 0.005%.]

Net Loss and Repossession Experience
(Dollars in Thousands)

	[ ] months ending [ ],						Year ending December 31,
	20[ ]			20[ ]			20[ ]			20[ ]			20[ ]			20[ ]			20[ ]
Ending Net Receivables	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Ending Number of Contracts		[ ]			[ ]			[ ]			[ ]			[ ]			[ ]			[ ]
Average Portfolio Outstanding During the Period	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Average Number of Contracts Outstanding During the Period		[ ]			[ ]			[ ]			[ ]			[ ]			[ ]			[ ]
Number of Repossessions		[ ]			[ ]			[ ]			[ ]			[ ]			[ ]			[ ]
Repossessions as a Percentage of Average Number of Contracts Outstanding		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
Gross Charge-Offs	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Recoveries	$	([ ]	)	$	([ ]	)	$	([ ]	)	$	([ ]	)	$	([ ]	)	$	([ ]	)	$	([ ]	)
Net Charge-Off Losses	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Net Charge-Off Losses as a Percentage of Average Portfolio Outstanding		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%

“Repossessions as a Percentage of Average Number of Contracts Outstanding” and “Net Charge-Off Losses as a Percentage of Average Portfolio Outstanding” for any period of less than one year have been annualized. The gross charge-offs for any period equal the total principal amount due on all retail installment sale contracts determined to be uncollectible during the period, plus accrued but unpaid interest earned through the period of charge-off, minus the total amount recovered during that period from the repossession and sale of financed vehicles. The recoveries for any period equal the total amount recovered during that period on retail installment sale contracts previously charged-off, and does not net any expenses incurred to dispose of or recover vehicles. Net Charge-Off Losses equal gross charge-offs minus recoveries of retail installment sale contracts previously charged-off.

STATIC POOL INFORMATION ABOUT CERTAIN VINTAGE ORIGINATION YEARS AND PRIOR SECURITIZED POOLS

[insert for WOART transactions: [The pool of retail installment sale contracts selected for this transaction is comprised of retail installment sale contracts secured by Toyota branded vehicles that [did not] have [FICO® scores][Vantage Scores] at the time of origination between and including [ ] and [ ]. Appendix A to this prospectus sets forth in tabular and graphic format information regarding retail installment sale contracts originated by World Omni Financial Corp. during the last five years that [did not] have [FICO® scores][Vantage Scores] at the time of origination between and including [ ] and [ ] by vintage origination year[, including information at the time of origination as of [  ], 20[  ]]. [The information in Appendix [A] to this prospectus includes retail installment sale contracts secured by vehicles that are not limited to Toyota branded vehicles.]

Appendix [B] to this prospectus sets forth in tabular and graphic format static pool information regarding specified pools of retail installment sale contracts securitized by the sponsor during the last five years. With respect to the original portfolio characteristics and geographic information in Appendix [B], the term "securitized pool" refers to the pool of receivables included in the applicable pool of receivables. The original portfolio characteristics and geographic information of each securitized pool described in Appendix [B] are based on the securitized pool as of the [initial] cutoff date. The delinquency, cumulative net loss and prepayment speed tables in Appendix [B] are based on the final pool of receivables for that transaction. [The information in Appendix A to this prospectus for issuances before and including WOART 2017-B includes retail installment sale contracts secured by vehicles that are not limited to Toyota branded vehicles.][The information in Appendix [A] to this prospectus for issuances before and including WOART 2017-B includes retail installment sale contracts that are not limited to retail installment sale contracts that did not have a [FICO® score][Vantage Score] at the time of origination between and including [ ] and [ ].]

[All references to Toyota vehicles refer both to vehicles manufactured under the Toyota brand and to vehicles manufactured under the Scion brand prior to the transition from the Scion brand to the Toyota brand in August 2016.]

[World Omni Financial Corp.'s underwriting standards and procedures have remained consistent over time. However, because the pool of receivables selected for this transaction (1) is comprised of retail installment sale contracts with a higher minimum [FICO® score][Vantage Score] than retail installment sale contracts included in prior securitized pools for issuances before and including WOART 2017-A and (2) is secured only by Toyota branded vehicles whereas issuances before and including WOART 2017-B included non-Toyota branded vehicles, it is not anticipated that the delinquency, cumulative net loss, or prepayment experience of the receivables held by the issuing entity will be similar to the delinquency, cumulative net loss, and prepayment experience of the sponsor’s securitized pools of contracts for issuances before and including WOART 2017-B.]

The characteristics [of [  ]%] of the receivables [by aggregate principal balance] included in the vintage origination and static pool information discussed above, as well as the social, economic and other conditions existing at the time when those receivables were originated and repaid, may vary materially from the characteristics of the receivables in the securitized pool described in this prospectus and the social, economic and other conditions existing at the time when the receivables in the securitized pool described in this prospectus were originated and those that will exist in the future when the receivables in the securitized pool described in this prospectus are required to be repaid.   [Such receivables were originated using differing [underwriting criteria, loan terms, and risk tolerances] than the static pools presented.]  There is no assurance that World Omni Financial Corp.'s delinquency, cumulative net loss, and prepayment experience with respect to the receivables included in the securitized pool described in this prospectus will be similar to that described in Appendix A [or Appendix B] to this prospectus.]

[insert for WOSAT transactions, if applicable: The pool of retail installment sale contracts selected for this transaction is comprised of retail installment sale contracts secured by Toyota branded vehicles with a [FICO® score][Vantage Score] at the time of origination between and including [ ] and [ ], used non-Toyota branded vehicles with any or no [FICO® score][Vantage Score] at the time of origination and new Toyota branded vehicles with original terms to maturity of [ ]-[ ] months with any or no [FICO® score][Vantage Score] at the time of origination. Appendix [A] to this prospectus sets forth in tabular and graphic format information regarding non-prime retail installment sale contracts originated by World Omni Financial Corp. during the last five years by vintage origination year, and for the period from [ ], 20[ ] to [ ], 20[ ], secured by a Toyota branded vehicle with a [FICO® score][Vantage Score] at the time of origination between and including [ ] and [ ], or a used non-Toyota vehicle with any or no [FICO® score][Vantage Score] at the time of origination. Additionally, Appendix [A] to this prospectus also sets forth in tabular and graphical format information regarding non-prime retail installment sale contracts originated by World Omni Financial Corp. since [ ] 20[ ] by vintage origination year, and for the period from [ ], 20[ ] to [ ], 20[ ], secured by a new Toyota branded vehicle with original terms to maturity of [ ]-[ ] months with any or no [FICO® score][Vantage Score] at the time of origination.

Appendix [B] to this prospectus sets forth in tabular and graphic format static pool information regarding specified pools of non-prime retail installment sale contracts securitized by the sponsor since [2018]. The sponsor’s first non-prime retail installment sale contract securitization transaction closed on January 31, 2018, and as such information for prior years is inapplicable. With respect to the original portfolio characteristics and geographic information in Appendix [B], the term “securitized pool” refers to the receivables included in the applicable pool of receivables. The original portfolio characteristics and geographic information of each securitized pool described in Appendix [B] are based on the securitized pool as of the related cutoff date. The other information regarding such securitized pools is presented as of [ ], 20[ ].]

[All references to Toyota vehicles refer both to vehicles manufactured under the Toyota brand and to vehicles manufactured under the Scion brand prior to the transition from the Scion brand to the Toyota brand starting with the 2017 model year.]

The characteristics of the receivables included in the vintage origination and static pool information discussed above, as well as the social, economic and other conditions existing at the time when those receivables were originated and repaid, may vary materially from the characteristics of the receivables in the securitized pool described in this prospectus and the social, economic and other conditions existing at the time when the receivables in the securitized pool described in this prospectus were originated and those that will exist in the future when the receivables in the securitized pool described in this prospectus are required to be repaid. There is no assurance that World Omni Financial Corp.’s delinquency, cumulative net loss, and prepayment experience with respect to the receivables included in the securitized pool described in this prospectus will be similar to that described in Appendix [A] or Appendix [B] to this prospectus.

[Insert any specific terms showing material differences between the receivables in the securitized pool described in this prospectus and the static pools.]

PREPAYMENT AND YIELD CONSIDERATIONS—WEIGHTED AVERAGE LIFE OF THE SECURITIES

Subject to certain exceptions, the receivables are prepayable at any time without charge. For this purpose, “prepayments” include prepayments in full, liquidations due to default, as well as receipts of proceeds from physical damage, credit life and credit accident and health insurance policies and receivables repurchased for administrative reasons.  A variety of economic, social, and other factors may influence the rate of prepayments on the receivables.  [The weighted average life of the notes will also be influenced by the ability of the issuing entity to [acquire subsequent receivables during the pre-funding period][reinvest collections on the receivables during the Revolving Period]. The ability of the issuing entity to reinvest those proceeds will be influenced by the availability of suitable receivables for the issuing entity to purchase and the rate at which the aggregate principal balance of the receivables are paid.] In addition, the receivables may include contracts originated in conjunction with financing programs in which the obligor is given a cash rebate if the obligor enters into the contract. No assurance can be given as to the prepayment rates on contracts originated under those programs. Noteholders will bear all reinvestment risk resulting from a faster or slower incidence of prepayment of receivables. The exercise by the servicer of its option to purchase the receivables and cause a redemption of the notes [and the certificates] under the conditions described in “Description of the Notes—Redemption Upon Optional Purchase” in this prospectus will also accelerate the payment of the notes [and distributions on the certificates]. [In addition, the notes will be prepaid in whole or in part at the end of the funding period, to the extent amounts in the pre-funding account are not fully utilized to purchase subsequent receivables. This mandatory prepayment will be applied to each class of notes in accordance with the priorities with respect to distributions of principal described under “Description of the Notes—Payments of Principal”.] [In addition, the notes may be prepaid in whole or in part at the end of the Revolving Period, to the extent amounts in the accumulation account are not fully utilized to purchase subsequent receivables. This mandatory prepayment will be applied to each class of notes in accordance with the priorities with respect to distributions of principal described under “Description of the Notes—Payments of Principal” below.]

The following information is provided solely to illustrate the effect of prepayments on the receivables on the unpaid principal amounts of the notes and the weighted average life of the notes under the assumptions stated below, and is not a prediction of the prepayment rates that might actually be experienced with respect to the receivables.

Prepayments on motor vehicle receivables may be measured by a prepayment standard or model. The prepayment model used in this prospectus, the absolute prepayment model, represents an assumed rate of prepayment each month relative to the original number of contracts in a pool of contracts. The absolute prepayment model further assumes that all the contracts are the same size and amortize at the same rate and that each contract in each month of its life will either be paid as scheduled or be prepaid in full. For example, in a pool of contracts originally containing 10,000 contracts, a 1.00% absolute prepayment model rate means that 100 contracts prepay each month. The absolute prepayment model does not purport to be a historical description of the prepayment experience or a prediction of the anticipated rate of prepayment of any pool of contracts, including the receivables. We cannot assure you that the receivables will prepay at any assumed rate.

The tables beginning on page 93 have been prepared on the basis of the characteristics of the receivables in the [initial] pool. Each absolute prepayment model table assumes that:

•	the receivables prepay in full at the specified constant percentage of the absolute prepayment model monthly, with no defaults, losses or repurchases [or substitutions] on any of the receivables;

•	each scheduled monthly payment on the receivables is made on the last day of each month and each month has 30 days;

•	interest accrues on the notes at the assumed rate of [ ]% for the Class A-1[a/b] Notes based on an [actual/360][30/360] day count], [ ]% for the Class A-2[a/b] Notes based on a [actual/360][30/360] day count, [ ]% for the Class A-3[a/b] Notes based on a [actual/360][30/360] day count, [ ]% for the Class A-4[a/b] Notes based on a [actual/360][30/360] day count[[,][and] [ ]% for the Class A-5[a/b] Notes based on a [actual/360][30/360] day count] [,][and] [ ]% for the Class B[a/b] Notes based on a [actual/360][30/360] day count [[,][and] [ ]% for the Class C[a/b] Notes based on a [actual/360][30/360] day count][[,][and] [ ]% for the Class D[a/b] Notes based on a [actual/360][30/360] day count] [[,][and] [ ]% for the Class E[a/b] Notes based on a [actual/360][30/360] day count][and [ ]% for the Class F[a/b] Notes based on a [actual/360][30/360] day count];

•	[interest does not accrue and is not paid with respect to the Class [ ] Notes;]

•	payments on the notes are made on each payment date (and each payment date is assumed to be the [15th] day of each applicable month, regardless of whether such [15th] day is a business day) commencing on [ ];

•	[if the aggregate initial principal amount of the notes is $[ ], the reserve account is funded [or funds are available for draw under the reserve account letter of credit] with an amount equal to $[ ], and, if the aggregate initial principal amount of the notes is $[ ], the reserve account is funded [or funds are available for draw under the reserve account letter of credit] with an amount equal to $[ ];]

•	[if the aggregate initial principal amount of the notes is $[ ], the aggregate starting principal balance of the receivables as of the cutoff date is $[ ], and, if the aggregate initial principal amount of the notes is $[ ], the aggregate starting principal balance of the receivables as of the cutoff date is $[ ];]

•	the closing date is [ ];

•	[the issuing entity issues notes with an aggregate initial principal amount of $[ ] or $[ ], as applicable, and the initial principal amount of each class of notes is equal to the initial principal amounts set forth on the front cover of this prospectus;][if the aggregate initial principal amount of the notes is $[ ], the issuing entity issues Class A-1 Notes with an initial principal amount of $[ ], Class A-2 Notes with an initial principal amount of $[ ], Class A-3 Notes with an initial principal amount of $[ ], Class A-4 Notes with an initial principal amount of $[ ][,][and] Class A-5 Notes with an initial principal amount of $[ ][,][and] Class B Notes with an initial principal amount of $[ ][,][and] Class C Notes with an initial principal amount of $[ ][,][and] Class D Notes with an initial principal amount of $[ ][,][and] Class E Notes with an initial principal amount of $[ ][and] Class F Notes with an initial principal amount $[ ], and, if the aggregate initial principal amount of the notes is $[ ], the issuing entity issues Class A-1 Notes with an initial principal amount of $[ ], Class A-2 Notes with an initial principal amount of $[ ], Class A-3 Notes with an initial principal amount of $[ ], Class A-4 Notes with an initial principal amount of $[ ][,][and] Class A-5 Notes with an initial principal amount of $[ ][,][and] Class B Notes with an initial principal amount of $[ ][,][and] Class C Notes with an initial principal amount of $[ ][,][and] Class D Notes with an initial principal amount of $[ ][,][and] Class E Notes with an initial principal amount of $[ ][and] Class F Notes with an initial principal amount $[ ];]

•	if the aggregate initial principal amount of the notes is $[ ], the principal amount of the Class [ ]-[ ] Notes is allocated to Class [ ]-[ ]a Notes in the amount of $[ ] and to Class [ ]-[ ]b Notes in the amount of $[ ] and, if the aggregate initial principal amount of the notes is $[ ], the principal amount of the Class [ ]-[ ] Notes is allocated to Class [ ]-[ ]a Notes in the amount of $[ ] and to Class [ ]-[ ]b Notes in the amount of $[ ];]

•	except for the calculation of the Weighted Average Life to Maturity, the servicer exercises its option to purchase all of the receivables and cause a redemption of the notes on the first payment date on which the aggregate principal balance of the receivables is equal to [10.00%] or less of the aggregate starting principal balance of the receivables [as of their respective cutoff dates];

•	the servicing fee for each month is equal to a rate of 1/12th of [1.00]% of the aggregate principal balance of receivables as of the first day of the related collection period[, provided that, for the first collection period, the servicing fee will be pro-rated to compensate for the length of the initial collection period not equaling one month];

•	[the YSOC Amount at each payment date is the amount set forth immediately below]; [and]

•	no event of default has occurred; [and]

•	[no amounts will be owed by the issuing entity to the asset representations reviewer[.][; and]

•	[all payments are made as scheduled under the Interest Rate [Swaps][Caps]][.][;] [and]

•	[amounts on deposit in the pre-funding account were fully applied to purchase subsequent receivables on [ ], 20[ ][.]

•	[no Early Amortization Event occurs;]

•	[during the Revolving Period, the issuing entity invests all amounts available to purchase additional receivables up to the target reinvestment amount on each payment date, based on the cutoff date of such receivables being the beginning of the related month; and]

•	[each of the hypothetical pools described on page 92 below have an assumed cutoff date of [ ], 20[ ].]

[If the aggregate initial principal amount of the notes is $[  ]] the YSOC Amount schedule set forth below is utilized to calculate the weighted average lives and percentages of initial principal amounts at various absolute prepayment model percentages under “Prepayment and Yield Considerations—Weighted Average Life of the Securities.” The actual YSOC Amount may differ depending on the actual receivables included in the pool of receivables and the actual prepayments and losses on those receivables with a contract rate less than the Required Rate. For purposes of the YSOC Amount schedule set forth below, the Required Rate is assumed to be [[      ]%/[ % for any payment date occurring on or prior to the date on which the Class [ ][b] Notes being paid in full, and [ ]% for any payment date occurring after the date on which the Class [ ][b] Notes are paid in full]].

Payment Date	Yield Supplement Overcollateralization Amount ($)		Payment Date	Yield Supplement Overcollateralization Amount ($)
	[[ ]% Required Rate]	[[ ]% Required Rate]		[[ ]% Required Rate]	[[ ]% Required Rate]
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

[If the aggregate initial principal amount of the notes is $[  ] the YSOC Amount schedule set forth below is utilized to calculate the weighted average lives and percentages of initial principal amounts at various absolute prepayment model percentages under “Prepayment and Yield Considerations—Weighted Average Life of the Securities.” The actual YSOC Amount may differ depending on the actual receivables included in the pool of receivables and the actual prepayments and losses on those receivables with a contract rate less than the Required Rate. For purposes of the YSOC Amount schedule set forth below, the Required Rate is assumed to be [[      ]%/[ % for any payment date occurring on or prior to the date on which the Class [ ][b] Notes being paid in full, and [ ]% for any payment date occurring after the date on which the Class [ ][b] Notes are paid in full]].]

Payment Date	Yield Supplement Overcollateralization Amount ($)		Payment Date	Yield Supplement Overcollateralization Amount ($)
	[[ ]% Required Rate]	[[ ]% Required Rate]		[[ ]% Required Rate]	[[ ]% Required Rate]
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

For purposes of these absolute prepayment model tables, the receivables have an assumed next payment date as set forth in the table below. Each absolute prepayment model table indicates the projected weighted average life of each class of notes and sets forth the percent of the initial principal amount of each class of notes that is projected to be outstanding after each of the payment dates, shown at various constant absolute prepayment model percentages.

The absolute prepayment model tables also assume that (a) the receivables have been aggregated into [      ] hypothetical pools with all of the receivables within each such pool having the characteristics set forth below and (b) the level scheduled monthly payment (which is based on each pool’s aggregate starting principal balance, weighted average contract rate, weighted average remaining term to maturity and weighted average seasoning as of the assumed cutoff date) will be such that each pool will be fully amortized by the end of its remaining term to maturity.

Assumed Receivables Characteristics [if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Pool	Next Payment Date	Aggregate Starting Principal Balance		Weighted Average Contract Rate		Weighted Average Remaining Term to Maturity (Months)	Weighted Average Seasoning (Months)
[1	[ ]	$	[ ]	[ ]	%	[ ]	[ ]
2	[ ]		[ ]	[ ]	%	[ ]	[ ]
3	[ ]		[ ]	[ ]	%	[ ]	[ ]
4	[ ]		[ ]	[ ]	%	[ ]	[ ]
5	[ ]		[ ]	[ ]	%	[ ]	[ ]
6	[ ]		[ ]	[ ]	%	[ ]	[ ]
7	[ ]		[ ]	[ ]	%	[ ]	[ ]
8	[ ]		[ ]	[ ]	%	[ ]	[ ]
9	[ ]		[ ]	[ ]	%	[ ]	[ ]
10	[ ]		[ ]	[ ]	%	[ ]	[ ]
11	[ ]		[ ]	[ ]	%	[ ]	[ ]
12	[ ]		[ ]	[ ]	%	[ ]	[ ]
13	[ ]		[ ]	[ ]	%	[ ]	[ ]
14]	[ ]		[ ]	[ ]	%	[ ]	[ ]
Total		$	[ ]

[Assumed Receivables Characteristics if the Aggregate Initial Principal Amount of the Notes is $[  ]]

Pool	Next Payment Date	Aggregate Starting Principal Balance		Weighted Average Contract Rate		Weighted Average Remaining Term to Maturity (Months)	Weighted Average Seasoning (Months)
[1	[ ]	$	[ ]	[ ]	%	[ ]	[ ]
2	[ ]		[ ]	[ ]	%	[ ]	[ ]
3	[ ]		[ ]	[ ]	%	[ ]	[ ]
4	[ ]		[ ]	[ ]	%	[ ]	[ ]
5	[ ]		[ ]	[ ]	%	[ ]	[ ]
6	[ ]		[ ]	[ ]	%	[ ]	[ ]
7	[ ]		[ ]	[ ]	%	[ ]	[ ]
8	[ ]		[ ]	[ ]	%	[ ]	[ ]
9	[ ]		[ ]	[ ]	%	[ ]	[ ]
10	[ ]		[ ]	[ ]	%	[ ]	[ ]
11	[ ]		[ ]	[ ]	%	[ ]	[ ]
12	[ ]		[ ]	[ ]	%	[ ]	[ ]
13	[ ]		[ ]	[ ]	%	[ ]	[ ]
14]	[ ]		[ ]	[ ]	%	[ ]	[ ]
Total		$	[ ]

The information included in the following tables represents forward-looking statements and involves risks and uncertainties that could cause actual results to differ materially from the results hypothesized in the forward-looking statements. The actual characteristics and performance of the receivables will differ from the assumptions used in constructing each absolute prepayment model table. The assumptions used are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under varying prepayment scenarios. For example, it is very unlikely that the receivables will prepay at a constant level until maturity or that all of the receivables will prepay at the same level. Moreover, the diverse terms of the receivables could produce slower or faster principal distributions than indicated in each absolute prepayment model table at the various constant absolute prepayment model percentages specified, even if the weighted average remaining term to maturity and the weighted average seasoning of the receivables are as assumed. Any difference between these assumptions and the actual characteristics and performance of the receivables, or actual prepayment experience, will affect the percentages of initial balances outstanding over time and the weighted average life of each class of notes.

[With respect to the Class A-2 Notes, separate tables are presented for a minimum principal balance of $[ ], a maximum principal balance of $[ ] and a base case principal balance of $[ ]. In the case of the Class A-3 Notes, separate tables are presented for a minimum principal balance of $[ ], a maximum principal balance of $[ ] and a base case principal balance of $[ ]. The tables for the other classes of notes were prepared using the base case principal balances of the Class A-2 Notes and the Class A-3 Notes.]

Percentage of Original Class A-1 Principal Amount at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[  ]]:

Payment Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

[(2)]	[As noted above, the information contained in this table was calculated assuming the issuing entity issues $[ ] of notes, of which $[ ] are fixed rate Class [ ]-[ ][a] Notes and $[ ] are floating rate Class [ ]-[ ][b] Notes. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming an absolute prepayment model percentage of [ ]% would be [ ] years rather than [ ] years. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming the absolute prepayment model percentage other than [ ]% listed above may also be increased by no more than [ ] years.]

[Percentage of Original Class A-1 Principal Amount

at Various Absolute Prepayment Model Percentages if the Aggregate Initial Principal Amount of the Notes is $[   ]:]

Payment Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

[(2)]	[As noted above, the information contained in this table was calculated assuming the issuing entity issues $[ ] of notes, of which $[ ] are fixed rate Class [ ]-[ ][a] Notes and $[ ] are floating rate Class [ ]-[ ][b] Notes. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming an absolute prepayment model percentage of [ ]% would be [ ] years rather than [ ] years. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming the absolute prepayment model percentage other than [ ]% listed above may also be increased by no more than [ ] years.]

[Percentage of Original Class A-2 Principal Amount

at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[  ]]:]

[([Minimum] [Maximum] [Base Case] Principal Balance)]

Payment Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

[(2)]	[As noted above, the information contained in this table was calculated assuming the issuing entity issues $[ ] of notes, of which $[ ] are fixed rate Class [ ]-[ ][a] Notes and $[ ] are floating rate Class [ ]-[ ][b] Notes. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming an absolute prepayment model percentage of [ ]% would be [ ] years rather than [ ] years. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming the absolute prepayment model percentage other than [ ]% listed above may also be increased by no more than [ ] years.]

[(3)]	The initial principal amount of the Class A-2 Notes may change but will be determined on or prior to the day of pricing of such notes. The information provided above is based on the expected [minimum initial] [maximum initial] [base case] principal balance of the Class A-2 Notes. However, the actual initial principal amount of the Class A-2 Notes may be [greater] [less] [greater or less] than the [minimum] [maximum] [base case] shown, in which case the Weighted Average Lives may be different than those shown above.]

[Percentage of Original Class A-2 Principal Amount
at Various Absolute Prepayment Model Percentages if the Aggregate Initial Principal Amount of the Notes is $[  ]:]

[([Minimum] [Maximum] [Base Case] Principal Balance)]

Payment Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

[(2)]	[As noted above, the information contained in this table was calculated assuming the issuing entity issues $[ ] of notes, of which $[ ] are fixed rate Class [ ]-[ ][a] Notes and $[ ] are floating rate Class [ ]-[ ][b] Notes. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming an absolute prepayment model percentage of [ ]% would be [ ] years rather than [ ] years. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming the absolute prepayment model percentage other than [ ]% listed above may also be increased by no more than [ ] years.]

[(3)]	The initial principal amount of the Class A-2 Notes may change but will be determined on or prior to the day of pricing of such notes. The information provided above is based on the expected [minimum initial] [maximum initial] [base case] principal balance of the Class A-2 Notes. However, the actual initial principal amount of the Class A-2 Notes may be [greater] [less] [greater or less] than the [minimum] [maximum] [base case] shown, in which case the Weighted Average Lives may be different than those shown above.]

[Percentage of Original Class A-3 Principal Amount
at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[  ]]:]

[([Minimum] [Maximum] [Base Case] Principal Balance)]

Payment Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

[(2)]	[As noted above, the information contained in this table was calculated assuming the issuing entity issues $[ ] of notes, of which $[ ] are fixed rate Class [ ]-[ ][a] Notes and $[ ] are floating rate Class [ ]-[ ][b] Notes. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming an absolute prepayment model percentage of [ ]% would be [ ] years rather than [ ] years. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming the absolute prepayment model percentage other than [ ]% listed above may also be increased by no more than [ ] years.]

[(3)]	[The initial principal amount of the Class A-3 Notes may change but will be determined on or prior to the day of pricing of such notes. The information provided above is based on the expected [minimum initial] [maximum initial] [base case] principal balance of the Class A-3 Notes. However, the actual initial principal amount of the Class A-3 Notes may be [greater] [less] [greater or less] than the [minimum] [maximum] [base case] shown, in which case the Weighted Average Lives may be different than those shown above.]

[Percentage of Original Class A-3 Principal Amount
at Various Absolute Prepayment Model Percentages if the Aggregate Initial Principal Amount of the Notes is $[  ]:]

[([Minimum] [Maximum] [Base Case] Principal Balance)]

Payment Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

[(2)]	[As noted above, the information contained in this table was calculated assuming the issuing entity issues $[ ] of notes, of which $[ ] are fixed rate Class [ ]-[ ][a] Notes and $[ ] are floating rate Class [ ]-[ ][b] Notes. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming an absolute prepayment model percentage of [ ]% would be [ ] years rather than [ ] years. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming the absolute prepayment model percentage other than [ ]% listed above may also be increased by no more than [ ] years.]

[(3)]	[The initial principal amount of the Class A-3 Notes may change but will be determined on or prior to the day of pricing of such notes. The information provided above is based on the expected [minimum initial] [maximum initial] [base case] principal balance of the Class A-3 Notes. However, the actual initial principal amount of the Class A-3 Notes may be [greater] [less] [greater or less] than the [minimum] [maximum] [base case] shown, in which case the Weighted Average Lives may be different than those shown above.]

[Percentage of Original Class A-4 Principal Amount
at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[  ]]:]

Payment Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

[(2)]	[As noted above, the information contained in this table was calculated assuming the issuing entity issues $[ ] of notes, of which $[ ] are fixed rate Class [ ]-[ ][a] Notes and $[ ] are floating rate Class [ ]-[ ][b] Notes. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming an absolute prepayment model percentage of [ ]% would be [ ] years rather than [ ] years. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming the absolute prepayment model percentage other than [ ]% listed above may also be increased by no more than [ ] years.]

[Percentage of Original Class A-4 Principal Amount
at Various Absolute Prepayment Model Percentages if the Aggregate Initial Principal Amount of the Notes is $[  ]:]

Payment Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

[(2)]	[As noted above, the information contained in this table was calculated assuming the issuing entity issues $[ ] of notes, of which $[ ] are fixed rate Class [ ]-[ ][a] Notes and $[ ] are floating rate Class [ ]-[ ][b] Notes. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming an absolute prepayment model percentage of [ ]% would be [ ] years rather than [ ] years. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming the absolute prepayment model percentage other than [ ]% listed above may also be increased by no more than [ ] years.]

[Percentage of Original Class A-5 Principal Amount
at Various Absolute Prepayment Model Percentages if the Aggregate Initial Principal Amount of the Notes is $[  ]:]

Payment Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

[(2)]	[As noted above, the information contained in this table was calculated assuming the issuing entity issues $[ ] of notes, of which $[ ] are fixed rate Class [ ]-[ ][a] Notes and $[ ] are floating rate Class [ ]-[ ][b] Notes. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming an absolute prepayment model percentage of [ ]% would be [ ] years rather than [ ] years. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming the absolute prepayment model percentage other than [ ]% listed above may also be increased by no more than [ ] years.]

[Percentage of Original Class A-5 Principal Amount
at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[  ]]:]

Payment Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

[(2)]	[As noted above, the information contained in this table was calculated assuming the issuing entity issues $[ ] of notes, of which $[ ] are fixed rate Class [ ]-[ ][a] Notes and $[ ] are floating rate Class [ ]-[ ][b] Notes. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming an absolute prepayment model percentage of [ ]% would be [ ] years rather than [ ] years. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming the absolute prepayment model percentage other than [ ]% listed above may also be increased by no more than [ ] years.]

[Percentage of Original Class B Principal Amount
at Various Absolute Prepayment Model Percentages if the Aggregate Initial Principal Amount of the Notes is $[  ]:]

Payment Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

[(2)]	[As noted above, the information contained in this table was calculated assuming the issuing entity issues $[ ] of notes, of which $[ ] are fixed rate Class [ ]-[ ][a] Notes and $[ ] are floating rate Class [ ]-[ ][b] Notes. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming an absolute prepayment model percentage of [ ]% would be [ ] years rather than [ ] years. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming the absolute prepayment model percentage other than [ ]% listed above may also be increased by no more than [ ] years.]

[Percentage of Original Class B Principal Amount
at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[  ]]:]

Payment Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]

[(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.]

[(2)]	[As noted above, the information contained in this table was calculated assuming the issuing entity issues $[ ] of notes, of which $[ ] are fixed rate Class [ ]-[ ][a] Notes and $[ ] are floating rate Class [ ]-[ ][b] Notes. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming an absolute prepayment model percentage of [ ]% would be [ ] years rather than [ ] years. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming the absolute prepayment model percentage other than [ ]% listed above may also be increased by no more than [ ] years.]

[Percentage of Original Class C Principal Amount
at Various Absolute Prepayment Model Percentages if the Aggregate Initial Principal Amount of the Notes is $[  ]:]

Payment Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

[(2)]	[As noted above, the information contained in this table was calculated assuming the issuing entity issues $[ ] of notes, of which $[ ] are fixed rate Class [ ]-[ ][a] Notes and $[ ] are floating rate Class [ ]-[ ][b] Notes. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming an absolute prepayment model percentage of [ ]% would be [ ] years rather than [ ] years. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming the absolute prepayment model percentage other than [ ]% listed above may also be increased by no more than [ ] years.]

[Percentage of Original Class C Principal Amount
at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[  ]]:]

Payment Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

[(2)]	[As noted above, the information contained in this table was calculated assuming the issuing entity issues $[ ] of notes, of which $[ ] are fixed rate Class [ ]-[ ][a] Notes and $[ ] are floating rate Class [ ]-[ ][b] Notes. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming an absolute prepayment model percentage of [ ]% would be [ ] years rather than [ ] years. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming the absolute prepayment model percentage other than [ ]% listed above may also be increased by no more than [ ] years.]

[Percentage of Original Class D Principal Amount
at Various Absolute Prepayment Model Percentages if the Aggregate Initial Principal Amount of the Notes is $[  ]:]

Payment Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

[(2)]	[As noted above, the information contained in this table was calculated assuming the issuing entity issues $[ ] of notes, of which $[ ] are fixed rate Class [ ]-[ ][a] Notes and $[ ] are floating rate Class [ ]-[ ][b] Notes. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming an absolute prepayment model percentage of [ ]% would be [ ] years rather than [ ] years. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming the absolute prepayment model percentage other than [ ]% listed above may also be increased by no more than [ ] years.]

[Percentage of Original Class D Principal Amount
at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[  ]]:]

Payment Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

[(2)]	[As noted above, the information contained in this table was calculated assuming the issuing entity issues $[ ] of notes, of which $[ ] are fixed rate Class [ ]-[ ][a] Notes and $[ ] are floating rate Class [ ]-[ ][b] Notes. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming an absolute prepayment model percentage of [ ]% would be [ ] years rather than [ ] years. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming the absolute prepayment model percentage other than [ ]% listed above may also be increased by no more than [ ] years.]

[Percentage of Original Class E Principal Amount
at Various Absolute Prepayment Model Percentages if the Aggregate Initial Principal Amount of the Notes is $[  ]:]

Payment Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

[(2)]	[As noted above, the information contained in this table was calculated assuming the issuing entity issues $[ ] of notes, of which $[ ] are fixed rate Class [ ]-[ ][a] Notes and $[ ] are floating rate Class [ ]-[ ][b] Notes. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming an absolute prepayment model percentage of [ ]% would be [ ] years rather than [ ] years. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming the absolute prepayment model percentage other than [ ]% listed above may also be increased by no more than [ ] years.]

[Percentage of Original Class E Principal Amount
at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[  ]]:]

Payment Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity (years)(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]

[(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.]

[(2)]	[As noted above, the information contained in this table was calculated assuming the issuing entity issues $[ ] of notes, of which $[ ] are fixed rate Class [ ]-[ ][a] Notes and $[ ] are floating rate Class [ ]-[ ][b] Notes. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming an absolute prepayment model percentage of [ ]% would be [ ] years rather than [ ] years. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming the absolute prepayment model percentage other than [ ]% listed above may also be increased by no more than [ ] years.]

[Percentage of Original Class F Principal Amount
at Various Absolute Prepayment Model Percentages if the Aggregate Initial Principal Amount of the Notes is $[  ]:]

Payment Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

[(2)]	[As noted above, the information contained in this table was calculated assuming the issuing entity issues $[ ] of notes, of which $[ ] are fixed rate Class [ ]-[ ][a] Notes and $[ ] are floating rate Class [ ]-[ ][b] Notes. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming an absolute prepayment model percentage of [ ]% would be [ ] years rather than [ ] years. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming the absolute prepayment model percentage other than [ ]% listed above may also be increased by no more than [ ] years.]

[Percentage of Original Class F Principal Amount
at Various Absolute Prepayment Model Percentages if the Aggregate Initial Principal Amount of the Notes is $[  ]:]

Payment Date	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity(1)[(2)]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial principal amount of the note.

[(2)]	[As noted above, the information contained in this table was calculated assuming the issuing entity issues $[ ] of notes, of which $[ ] are fixed rate Class [ ]-[ ][a] Notes and $[ ] are floating rate Class [ ]-[ ][b] Notes. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming an absolute prepayment model percentage of [ ]% would be [ ] years rather than [ ] years. In the event that the entire principal amount of the Class [ ]-[ ] Notes issued is allocated to fixed rate notes and no floating rate Class [ ]-[ ][b] Notes are issued, the weighted average life to optional purchase and weighted average life to maturity of the Class [ ]-[ ] Notes assuming the absolute prepayment model percentage other than [ ]% listed above may also be increased by no more than [ ] years.]

NOTE POOL FACTORS AND OTHER INFORMATION

The note pool factor with respect to any class of notes is a seven-digit decimal which the servicer will compute each month indicating the outstanding principal amount of that class of notes, as of the applicable payment date, as a fraction of the initial principal amount of that class of notes. The note pool factor will be 1.0000000 as of the closing date; thereafter, the note pool factor will decline to reflect reductions in the principal amount of the applicable class of notes. Therefore, if you are a holder of Class A-1 Notes, your principal amount of the Class A-1 Notes is the product of (1) the original denomination of your note and (2) the note pool factor.

Under the indenture, the indenture trustee will receive monthly reports from the servicer (each such monthly report, a “Servicer Certificate”) concerning the payments received on the receivables, the note pool factors and various other items of information. The indenture trustee will post these Servicer Certificates to its internet website described in “The Issuing Entity—The Indenture Trustee” in this prospectus. The indenture trustee will furnish to the noteholders [and certificateholders] of record during any calendar year information for tax reporting purposes not later than the latest date permitted by law. We refer you to “Description of the Trust Documents—Reports to Investors” in this prospectus.

USE OF PROCEEDS

The depositor will use the net proceeds of the sale of the notes (1) to purchase the [initial] receivables from World Omni Financial Corp., [(2) to deposit the pre-funding account initial deposit into the pre-funding account, (3) to deposit the negative carry account initial deposit into the negative carry account] and ([4]) to deposit the Reserve Account Initial Deposit into the reserve account[[,][and] to deposit $[ ] into the risk retention reserve account][and to deposit the Class [ ] Reserve Account Initial Deposit into the Class [ ] reserve account]. [World Omni Financial Corp. or its affiliates may use a portion of the net proceeds of the sale of the notes to pay their respective debts, including debt secured by the [initial] receivables prior to their transfer to the issuing entity and for general purposes. Any such debt may be owed to the indenture trustee, the owner trustee[, the grantor trust trustee] or one or more of the underwriters or their affiliates or entities for which their affiliates act as administrator or provide liquidity lines.]

THE SERVICER AND SPONSOR

Information regarding World Omni Financial Corp., the servicer and sponsor, is set forth under “World Omni Financial Corp.” and “World Omni Financial Corp.’s Automobile Finance Business” in this prospectus.

Repurchases [or Substitutions] of Receivables in Prior Securitized Pools

The trust documents for prior securitizations of retail installment sale contracts and financed vehicles sponsored by World Omni Financial Corp. contain covenants requiring the repurchase [or substitution] of an underlying receivable from the related pool for the breach of a representation or warranty. World Omni Financial Corp., as securitizer, discloses, in a report on Form ABS-15G, all fulfilled and unfulfilled repurchase requests for securitized receivables that were the subject of a demand to repurchase. [In the three year period ended [             ], 20[    ], there was no activity to report with respect to any demand to repurchase receivables under any such prior securitization sponsored by World Omni Financial Corp.] World Omni Financial Corp. filed its most recent report on Form ABS-15G with the SEC on [  _]. World Omni Financial Corp.’s CIK number is 0001004150. For additional information about obtaining a copy of the report, you should refer to “Incorporation of Certain Information By Reference” in this prospectus.

[Note: To the extent the most recent Form ABS-15G filing indicates repurchase [or substitution] activity, a table will be included to illustrate the details disclosed on such filing.]

DESCRIPTION OF THE NOTES

The notes will be issued under the terms of an indenture between the issuing entity and the indenture trustee. We have filed a form of the indenture and trust agreement as exhibits to the registration statement, but the form agreements do not describe the specific terms of the notes. We will file a copy of the final form of the indenture with the SEC no later than the date of the filing of the final prospectus. This is a summary of the material terms of the notes; it does not contain all the information that may be important to you. You should read the trust documents in their entirety to understand their contents.

The offered notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000[,][and the Class [ ] Notes will be issued in minimum denominations of $[250,000] and integral multiples of $[1,000].] The offered notes will be issued in book-entry form only, through DTC, Clearstream and Euroclear. [The Class [ ] Notes and any other retained notes will initially be issued in physical form only.] For more information, read “Registration of the Notes—Book-Entry Registration” in this prospectus. Each class of notes will evidence debt of the issuing entity secured by the trust assets. Neither the notes nor the underlying receivables will be guaranteed or insured by any governmental agency or instrumentality or any other person. Payments in respect of principal and interest of any class of notes will be made on a pro rata basis among all the noteholders of the class.

Payments of Interest

Interest on the principal amounts of the classes of the notes will accrue at the notes’ respective per annum interest rates and will be payable to the noteholders monthly on each payment date, commencing [      ]. Payments will be made to the noteholders of record as of the business day immediately preceding such payment date or, if definitive notes are issued, as of the [15th] day of the preceding month. Interest will accrue on the outstanding principal amount of the notes as of the previous payment date at the applicable interest rate during the related interest accrual period.

[However, if any Class A-1 Notes remain outstanding after the [ ] 20[ ] payment date, any accrued and unpaid interest on, and any outstanding principal of, the Class A-1 Notes will be due and payable on the special payment date, and a special record date of [ ] 20[ ] will apply for the Class A-1 Notes and the special payment date. Such amounts will be payable to the holders of the Class A-1 Notes on the special payment date from Available Funds for the regularly scheduled [ ] 20[ ] payment date.]

[The Class [ ] Notes will not bear an interest rate.][The interest rate for the [offered notes][Class [    ] Notes] will be a fixed rate as set forth on the cover page of this prospectus.]

[NOTE: If floating rate notes are offered, the applicable prospectus will disclose the terms of the specific benchmark, which will be a benchmark other than LIBOR, that will be used to determine interest payments for such floating rate tranches.][The interest rate for the Class [ ]-[ ] Notes will be a fixed rate or a combination of a fixed rate and floating rate if that class has both a fixed rate tranche and a floating rate tranche. If the interest rate is a floating rate, the rate will be based on [the applicable Benchmark] plus the applicable spread described on the cover page of this prospectus. However, the benchmark and the applicable spread may change under certain circumstances (as described below). The allocation of the principal amount between any Class [ ]-[ ]a Notes and any Class [ ]-[ ]b Notes will be determined on or before the day of pricing of the notes. The depositor expects that the principal amount of any Class [ ]-[ ]b Notes will not exceed $[ ] if the aggregate initial principal amount of the notes is $[ ], and $[ ], if the aggregate initial principal amount of the notes is $[ ].]

[Subject to the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, the interest rate for any Class [ ]-[ ]b Notes will be based on [the applicable Benchmark] plus an applicable spread. [determination procedures for applicable Benchmark to be included based on the then-current Benchmark.]

[If the sum of [the applicable Benchmark] plus the applicable spread for the Class [  ]-[  ]b Notes set forth on the cover page of this prospectus is less than 0.00% for any interest accrual period, then the interest rate for the Class [  ]-[  ]b Notes for such interest accrual period will be deemed to be 0.00%.]

[Notwithstanding the foregoing, if the administrator (on behalf of the issuing entity) determines that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined below) have occurred prior to the determination date of the then-current Benchmark, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the floating rate notes in respect of such determination on such date and all determinations on all subsequent dates. However, if the initial Benchmark Replacement is any rate other than Term SOFR and the administrator (on behalf of the issuing entity) later determines that Term SOFR can be determined, Term SOFR will become the new Unadjusted Benchmark Replacement and will, together with a new Benchmark Replacement Adjustment for Term SOFR, replace the then-current Benchmark on the next Benchmark Determination Date for Term SOFR.

“Benchmark” means (a) initially,[the applicable Benchmark] and (b) if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the then-current Benchmark, the applicable Benchmark Replacement.

“Benchmark Determination Date” means (a) if the Benchmark is [the applicable Benchmark], the [applicable determination date], (b) if the Benchmark is Term SOFR, the date that is two Business Days before the first day of the applicable interest accrual period, (c) if the Benchmark is Compounded SOFR, the date that is five Business Days before the last day of the applicable interest accrual period and (d) if the Benchmark is any other rate, the date determined by the administrator (on behalf of the issuing entity) in accordance with the indenture.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the administrator (on behalf of the issuing entity) as of the Benchmark Replacement Date:

(1) the sum of (a) Term SOFR and (b) the Benchmark Replacement Adjustment,

(2) the sum of (a) Compounded SOFR and (b) the Benchmark Replacement Adjustment,

(3) the sum of (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable corresponding tenor and (b) the Benchmark Replacement Adjustment, or

(4) the sum of (a) the alternate rate of interest that has been selected by the administrator (on behalf of the issuing entity) in its reasonable discretion as the replacement for the then-current Benchmark for the applicable corresponding tenor and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the administrator (on behalf of the issuing entity) as of the Benchmark Replacement Date:

(1) the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement, or

(2) the spread adjustment (which may be a positive or negative value or zero) that has been selected by the administrator (on behalf of the issuing entity) in its reasonable discretion for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement.

“Benchmark Replacement Date” means:

(1) in the case of clause (1) or (2) of the definition of Benchmark Transition Event, the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark, or

(2) in the case of clause (3) of the definition of Benchmark Transition Event, the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on a Benchmark Determination Date, but earlier than the Reference Time for that Benchmark Determination Date, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1) a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely; provided, that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark,

(2) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely; provided, that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark, or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative of the underlying market or economic reality or may no longer be used.

“Compounded SOFR” means, for any interest accrual period, the compounded average, in arrears, of the SOFRs for each day of such interest accrual period, as determined on the Benchmark Determination Date for such interest accrual period, with the rate, or methodology for this rate, and conventions for this rate (which will include a five business day suspension period as a mechanism to determine the interest amount payable prior to the end of each interest accrual period, such that the SOFR on the Benchmark Determination Date will apply for each day in the interest accrual period following the Benchmark Determination Date) being established by the administrator (on behalf of the issuing entity) in accordance with:

(1) the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining Compounded SOFR, or

(2) if, and to the extent that, the administrator (on behalf of the issuing entity) determines that Compounded SOFR cannot be determined in accordance with clause (1) above, then, the rate, or methodology for this rate, and conventions for this rate that have been selected by the administrator (on behalf of the issuing entity) in its reasonable discretion.

“Reference Time” means, for any interest accrual period, the time on the Benchmark Determination Date determined by the administrator (on behalf of the issuing entity) in accordance with a Benchmark Replacement Conforming Change, as described below.

“Relevant Governmental Body” means the Federal Reserve Board and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve Board and/or the FRBNY, or any successor thereto.

“SOFR” means, with respect to any day, the secured overnight financing rate published for such day by the FRBNY, as the administrator of the benchmark, (or a successor administrator) on the FRBNY’s website.

“Term SOFR” means the forward-looking term rate for the applicable corresponding tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.  The “corresponding tenor” will be a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

In connection with the implementation of a Benchmark Replacement, the administrator (on behalf of the issuing entity) will have the right from time to time to make “Benchmark Replacement Conforming Changes,” which are any technical, administrative or operational changes (including changes to the timing and frequency of determining rates, the process of making payments of interest and other administrative matters) that the administrator (on behalf of the issuing entity) decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the administrator (on behalf of the issuing entity) decides that adoption of any portion of such market practice is not administratively feasible or if the administrator (on behalf of the issuing entity) determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the administrator (on behalf of the issuing entity) determines is reasonably necessary).

Notice by the issuing entity (or the administrator on its behalf) of the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, the determination of a Benchmark Replacement and the making of any Benchmark Replacement Conforming Changes will be included in the Servicer Certificate. Notwithstanding anything in the trust documents to the contrary, upon the inclusion of such information in the Servicer Certificate, the relevant trust documents will be deemed to have been amended to reflect the new Unadjusted Benchmark Replacement, Benchmark Replacement Adjustment and/or Benchmark Replacement Conforming Changes without further compliance with the amendment provisions of the relevant trust documents.

Any determination, decision or election that may be made by the administrator (on behalf of the issuing entity) in connection with a Benchmark Transition Event or a Benchmark Replacement as described above, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in the administrator’s (on behalf of the issuing entity) sole discretion, and, notwithstanding anything to the contrary in the trust documents, will become effective without consent from any other party. None of the issuing entity, the owner trustee, [the grantor trust, the grantor trust trustee,] the indenture trustee, the administrator, the sponsor, the depositor, the servicer or their respective affiliates will have any liability for any determination made by or on behalf of the issuing entity in connection with a Benchmark Transition Event or a Benchmark Replacement as described above, and each noteholder, by its acceptance of a note or a beneficial interest in a note, will be deemed to waive and release any and all claims against the issuing entity, the owner trustee, [the grantor trust, the grantor trust trustee,] the indenture trustee, the administrator, the sponsor, the depositor, the servicer or their respective affiliates relating to any such determinations.

[Neither][None of] the owner trustee[, nor the grantor trust trustee] nor the indenture trustee will be under any obligation to (i) monitor, determine or verify the unavailability or cessation of [the applicable Benchmark], or whether or when there has occurred, or to give notice to any other transaction party of the occurrence of, any Benchmark Transition Event or Benchmark Replacement Date, (ii) select, determine or designate any Benchmark Replacement, or other successor or replacement benchmark index, or whether any conditions to the designation of such a rate have been satisfied, (iii) select, determine or designate any Benchmark Replacement Adjustment, or other modifier to any replacement or successor index, or (iv) determine whether or what Benchmark Replacement Conforming Changes are necessary or advisable, if any, in connection with any of the foregoing.

[Neither][None of] the owner trustee[, the grantor trust trustee] nor the indenture trustee will be liable for any inability, failure or delay on its part to perform any of its duties set forth in the indenture as a result of the unavailability of [the applicable Benchmark] and absence of a designated replacement Benchmark, including as a result of any inability, delay, error or inaccuracy on the part of any other party, including without limitation the administrator or the issuing entity, in providing any direction, instruction, notice or information required or contemplated by the terms of the indenture and reasonably required for the performance of such duties.]

[The Class [ ] Notes will not bear an interest rate, and therefore interest will not accrue or be paid with respect to the Class [ ] Notes.][Interest on [each other class of notes][the Class [      ] Notes] will be calculated on the basis of the actual number of days in the related interest accrual period (which period will be from and including the previous payment date to but excluding the related payment date, except for the initial interest accrual period, which period will be from and including the closing date to but excluding the initial payment date) and a 360-day year. This means that the interest due on each payment date will be the product of:

•	the aggregate outstanding principal amount of the Class [ ] Notes;

•	the related interest rate; and

•	the actual number of days from and including the previous payment date (or, in the case of the initial payment date, from and including the closing date) to but excluding the current payment date divided by 360.]

[Interest for a related period on each other class of the notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months (which period will be from and including the 15th day of the preceding collection period (or, for the initial interest accrual period, from and including the closing date) to but excluding the 15th day of the current collection period). This means that the interest due on these classes of notes on each payment date will be the product of:

•	the outstanding principal amount of the related class of notes;

•	the related interest rate; and

•	30 (or, in the case of the initial payment date, [ ], assuming a closing date of [ ]) divided by 360.]

On each payment date, in accordance with the instructions of the servicer (based on information contained in the related Servicer Certificate), the indenture trustee will generally apply the Available Funds and any withdrawals from the reserve account [and the Class [ ] reserve account][or negative carry account up to the negative carry amount] to make interest payments on the notes. We refer you to “Description of the Trust Documents—Distributions—Payments to Noteholders” in this prospectus.

[Payments of interest on the Class A Notes will be subordinate to Monthly Swap Payment Amounts and equal in priority to Senior Swap Termination Payment Amounts, if any.] Interest payments on each class of the Class A Notes will have the same priority. Interest payments on the Class B Notes will be subordinated to the payment of interest on the Class A Notes [[,][and] interest payments on the Class C Notes will be subordinated to the payment of interest on the Class A Notes and the Class B Notes][[,][and] interest payments on the Class D Notes will be subordinated to the payment of interest on the Class A Notes, the Class B Notes and the Class C Notes][[,][and] interest payments on the Class E Notes will be subordinated to the payment of interest on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes][[and interest payments on the Class F Notes will be subordinated to the payment of interest on the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes]. As described under “Description of the Trust Documents—Distributions—Allocations and Distributions” in this prospectus, [during the Amortization Period,] the Class A Notes will be entitled to receive specified payments of principal before payments of interest are made on the Class B Notes [[,][and] the Class C Notes][[,][and] the Class D Notes][[,][and] the Class E Notes][and the Class F Notes]. In addition, in the event that the notes are declared to be due and payable due to the occurrence of an event of default, unless such event of default has been waived or rescinded at the written request of noteholders representing at least a majority of the outstanding principal amount of the Controlling Securities, no interest will be payable on the Class B Notes until all principal of and interest on the Class A Notes have been paid in full [[,][and] no interest will be payable on the Class C Notes until all principal of and interest on the Class A Notes and the Class B Notes have been paid in full] [[,][and] no interest will be payable on the Class D Notes until all principal of and interest on the Class A Notes, the Class B Notes and the Class C Notes have been paid in full] [[,][and] no interest will be payable on the Class E Notes until all principal of and interest on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have been paid in full] [and no interest will be payable on the Class F Notes until all principal of and interest on the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes have been paid in full]. Under some circumstances, the amount available for interest payments could be less than the amount of interest payable on the notes on any payment date. In this instance, each holder of Class A Notes will receive its ratable share—based upon the aggregate amount of interest due to the holders of all Class A Notes—of the aggregate amount available to be distributed in respect of interest on the notes until interest on the Class A Notes has been paid in full, and then each holder of Class B Notes will receive its ratable share of any remaining amount available to be distributed in respect of interest on the Class B Notes until interest on the Class B Note has been paid in full [[,][and] then each holder of Class C Notes will receive its ratable share of any remaining amount available to be distributed in respect of interest on the Class C Notes until interest on the Class C Notes has been paid in full][[,][and] then each holder of Class D Notes will receive its ratable share of any remaining amount available to be distributed in respect of interest on the Class D Notes until interest on the Class D Notes has been paid in full][[,][and] then each holder of Class E Notes will receive its ratable share of any remaining amount available to be distributed in respect of interest on the Class E Notes until interest on the Class E Notes has been paid in full][and then each holder of Class F Notes will receive its ratable share of any remaining amount available to be distributed in respect of interest on the Class F Notes until interest on the Class F Notes has been paid in full]. The failure to pay interest when due on the Class B Notes will not be an event of default under the indenture unless and until the Class A Notes have been paid in full [[,][and] the failure to pay interest when due on the Class C Notes will not be an event of default under the indenture unless and until the Class A Notes and the Class B Notes have been paid in full][[,][and] the failure to pay interest when due on the Class D Notes will not be an event of default under the indenture unless and until the Class A Notes, the Class B Notes and the Class C Notes have been paid in full][[,][and] the failure to pay interest when due on the Class E Notes will not be an event of default under the indenture unless and until the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have been paid in full][and the failure to pay interest when due on the Class F Notes will not be an event of default under the indenture unless and until the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes have been paid in full].

Payments of Principal

[Revolving Period]

[Principal payments will not be made on the notes during the Revolving Period. If an Early Amortization Event occurs, the Revolving Period will end and noteholders will receive payments of principal earlier than expected. See “Description of the Trust Documents—Revolving Period” in this prospectus.]

[Amortization Period]

On each payment date, in accordance with the instructions of the servicer (based on information contained in the related Servicer Certificate), the indenture trustee will remit principal payments to the noteholders [during the Amortization Period] in an amount generally equal to the excess, if any, of:

•	the aggregate outstanding principal amount of the notes as of the day immediately preceding that payment date over

•	the Pool Balance less the overcollateralization target amount for that payment date.

The indenture trustee generally will remit principal payments on the notes [during the Amortization Period] from Available Funds, if any, remaining after the payment of [Monthly Swap Payment Amounts, if any, Senior Swap Termination Payment Amounts, if any, and] interest on the notes. Amounts in the reserve account[, including the amount, if any, to be deposited into the reserve account from the pre-funding account,][and the Class [ ] reserve account] are also available to make payments of principal of a class of notes on the final scheduled payment date for that class of notes and other payments of principal in certain limited circumstances. We refer you to “Description of the Trust Documents—Distributions—Payments to Noteholders” and “—Reserve Account” in this prospectus.

[However, if any Class A-1 Notes remain outstanding after the [ ] 20[ ] payment date, any accrued and unpaid interest on, and any outstanding principal of, the Class A-1 Notes will be due and payable on the special payment date. Such amounts will be payable to the holders of the Class A-1 Notes on the special payment date from Available Funds for the regularly scheduled [ ] 20[ ] payment date.]

We refer to the calendar month immediately preceding each payment date as a “collection period.” The collection period for the initial payment date shall be from, but excluding, the [initial] cutoff date to and including [      ]. A business day is a day other than a Saturday, a Sunday or a day on which banking institutions or trust companies in the State of New York, the State of Florida, the State of Delaware, the states in which the servicing offices of the servicer are located or the state in which the corporate trust office of the indenture trustee is located are required or authorized by law, regulation or executive order to be closed.

On the business day immediately preceding each payment date [during the Amortization Period] the servicer shall determine the amount in the collection account for the collection period preceding such payment date.

On each payment date [(other than the special payment date)] [during the Amortization Period], from the amounts allocated to the holders of the notes to pay principal described in the pre-acceleration priority of payment clauses [(3), (5), (7), (9), (11) and (13)] in “Description of the Trust Documents—Distributions—Allocations and Distributions,” the issuing entity will pay principal of the notes in the following order of priority:

(1) to the Class A[-1] Notes[, pro rata among the Class A-1a Notes and the Class A-1b Notes,] until they are paid in full; then

[(2) to the Class A-2 Notes[, pro rata among the Class A-2a Notes and the Class A-2b Notes,] until they are paid in full; then]

[(3) to the Class A-3 Notes[, pro rata among the Class A-3a Notes and the Class A-3b Notes,] until they are paid in full; then]

[(4) to the Class A-4 Notes[, pro rata among the Class A-4a Notes and the Class A-4b Notes,] until they are paid in full;] [and then]

[(5) to the Class A-5 Notes[, pro rata among the Class A-5a Notes and the Class A-5b Notes,] until they are paid in full[.][; and then]]

([6]) to the Class B Notes[, pro rata among the Class Ba Notes and the Class Bb Notes,] until they are paid in full[.][; and then]

[(7) to the Class C Notes[, pro rata among the Class Ca Notes and the Class Cb Notes,] until they are paid in full[.][; and then]]

[(8) to the Class D Notes[, pro rata among the Class Da Notes and the Class Db Notes,] until they are paid in full[.][; and then]]

[(9) to the Class E Notes[, pro rata among the Class Ea Notes and the Class Eb Notes,] until they are paid in full[.][; and then]]

[(10) to the Class F Notes[, pro rata among the Class Fa Notes and the Class Fb Notes,] until they are paid in full.]

[If any Class A-1 Notes remain outstanding after the [ ] 20[ ] payment date, any accrued and unpaid interest on, and any outstanding principal of, the Class A-1 Notes will be due and payable on the special payment date, and a special record date of [ ] 20[ ] will apply for the Class A-1 Notes and the special payment date. Such amounts will be payable to the holders of the Class A-1 Notes on the special payment date from Available Funds for the regularly scheduled [ ] 20[ ] payment date.]

If the notes are declared to be due and payable following the occurrence of an event of default, the issuing entity will pay principal of the notes in the following order of priority:

(1) to the holders of the Class A[-1] Notes[, pro rata among the Class A-1a Notes and the Class A-1b Notes,] until they are paid in full;

[(2) [to the holders of the other Class A Notes[, pro rata among the fixed rate tranche and the floating rate tranche of each Class of such Class A Notes,] pro rata based upon their respective unpaid principal amounts until they are paid in full]/[to the holders of the other Class A Notes[, pro rata among the fixed rate tranche and the floating rate tranche of each Class of such Class A Notes,] sequentially until they are paid in full]; [and then]]

[(3) to the holders of the Class B Notes[, pro rata among the Class Ba Notes and the Class Bb Notes,] until they are paid in full[.][; and then]]

[(4) to the holders of the Class C Notes[, pro rata among the Class Ca Notes and the Class Cb Notes,] until they are paid in full[.][; and then]]

[(5) to the holders of the Class D Notes[, pro rata among the Class Da Notes and the Class Db Notes,] until they are paid in full[.][; and then]]

[(6) to the holders of the Class E Notes[, pro rata among the Class Ea Notes and the Class Eb Notes,] until they are paid in full[.][; and then]]

[(7) to the holders of the Class F Notes[, pro rata among the Class Fa Notes and the Class Fb Notes,] until they are paid in full.]

On the final scheduled payment date for a class of notes, the principal amount of that class of notes, to the extent not previously paid, will be due. The final scheduled payment dates for each class of notes are as follows:

•	the principal amount of the Class A-1 Notes, to the extent not previously paid, will be due on the [payment date in [ ]][special payment date];

•	the principal amount of the Class A-2 Notes, to the extent not previously paid, will be due on the payment date in [ ];

•	the principal amount of the Class A-3 Notes, to the extent not previously paid, will be due on the payment date in [ ];

•	the principal amount of the Class A-4 Notes, to the extent not previously paid, will be due on the payment date in [ ], [and]

•	[the principal amount of the Class A-5 Notes, to the extent not previously paid, will be due on the payment date in [ ] [.][, and]]

•	the principal amount of the Class B Notes, to the extent not previously paid, will be due on the payment date in [ ][.][, and]

•	[the principal amount of the Class C Notes, to the extent not previously paid, will be due on the payment date in [ ] [.][, and]]

•	[the principal amount of the Class D Notes, to the extent not previously paid, will be due on the payment date in [ ] [.][, and]]

•	[the principal amount of the Class E Notes, to the extent not previously paid, will be due on the payment date in [ ] [.][, and]]

•	[the principal amount of the Class F Notes, to the extent not previously paid, will be due on the payment date in [ ].]

The actual date on which the aggregate outstanding principal amount of any class of notes is paid in full may be earlier than the final scheduled payment date for that class.

[On each payment date, in accordance with the instructions of the servicer (based on information contained in the related Servicer Certificate), the indenture trustee or another paying agent will be required to distribute to the certificateholders amounts equal to the amounts deposited in the certificate distribution account pursuant to the indenture on or prior to such payment date.]

Redemption Upon Optional Purchase

The servicer may, at its option, purchase all remaining receivables from the [issuing entity][grantor trust] on any payment date [(other than the special payment date)] following the last day of any collection period during which the aggregate principal balance of the receivables is [10.00%] or less of the aggregate starting principal balance of all receivables transferred to the [issuing entity][grantor trust]. The purchase price for the receivables will at least equal the aggregate of the unpaid principal amount of the notes plus accrued and unpaid interest as of such last day [plus all amounts owing to the swap counterparty under the Interest Rate Swaps]. Exercise of this right of redemption of the receivables will result in the redemption of the notes at a price equal to the aggregate outstanding principal amount of the notes plus accrued and unpaid interest to but excluding the date of redemption[, as calculated by the paying agent]. The servicer or the issuing entity will notify the indenture trustee of an election to purchase the receivables not later than the the close of business on the first business day of the month in which the applicable redemption date occurs. Notice of redemption under the indenture must be given by the indenture trustee not later than 10 days prior to the applicable redemption date to each holder of notes. In addition, the servicer or the issuing entity will notify each rating agency hired by the sponsor to rate the notes upon redemption of the notes. The final distribution to any noteholder will be made only upon surrender and cancellation of each noteholder’s note at the office or agency of the indenture trustee specified in the notice of termination.

[The certificate registrar will give written notice of dissolution of the issuing entity to each certificateholder of record. The final distribution to any certificateholder will be made only upon surrender and cancellation of that certificateholder’s certificate at an office or agency of the certificate registrar specified in the notice of dissolution.]

[Mandatory Prepayment]

[[At the end of the funding period, all or a portion of the notes will be prepaid on the payment date immediately following the collection period in which the last day of the funding period occurs if and to the extent any amount remains on deposit in the pre-funding account on that payment date, after giving effect to the purchase of all subsequent receivables.] [At the end of a Revolving Period, all or a portion of the notes will be prepaid if there are amounts on deposit in the accumulation account following the end of the Revolving Period, after giving effect to the purchase of all subsequent receivables.] All mandatory prepayments will be made in accordance with the priorities described under “Description of the Notes—Payments of Principal” above.]

REGISTRATION OF THE NOTES

Book-Entry Registration

The offered notes will be available only in book-entry from except in the limited circumstances described below under “—Definitive Notes.” All book-entry notes will be held by DTC, in the name of Cede & Co. as nominee of DTC. Noteholders’ interests in the notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. Investors may hold their notes through DTC, Clearstream or Euroclear, which will hold positions on behalf of their customers or participants through their depositories, which in turn will hold positions in accounts as DTC participants.

The offered notes will be traded as home market instruments in both the U.S. domestic and European markets. Initial settlement and all secondary trades will settle in same-day funds. Noteholders electing to hold interests in the offered notes through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. Investors electing to hold global securities through Clearstream or Euroclear accounts will follow the settlement procedures applicable to conventional Eurobonds, except that there will be no temporary global notes and no “lock-up” or restricted period. Investors should review the procedures of DTC, Clearstream and Euroclear for clearing, settlement and withholding tax procedures applicable to their purchase of the offered notes.

Actions of Noteholders under the Indenture will be taken by DTC on instructions from its participants and payments, notices, reports and statements to be delivered to noteholders will be delivered to DTC or its nominee as the registered holder of the book-entry notes for distribution to the noteholders according to DTC’s rules and procedures. Noteholders may experience delays in receiving payments since distribution will initially be made to DTC and must be transferred through the chain of intermediaries to the beneficial owner’s account. The ability of a noteholder to pledge notes to persons or entities that do not participate in the DTC system, or otherwise take actions with respect to the offered notes, may be limited due to the lack of a physical note.

None of the sponsor, the depositor, the issuing entity[[,] the grantor trust], the administrator, the servicer, the indenture trustee, the owner trustee[, the grantor trust trustee] or the note registrar will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the offered notes held by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests in the offered notes.

Definitive Notes

The offered notes will be issued in fully registered, certificated form as definitive notes to the noteholders of a given series or their nominees, only if:

•	the administrator advises in writing that DTC is no longer willing or able to properly discharge its responsibilities as depository for the notes, and the administrator is unable to locate a qualified successor;

•	the administrator, at its option, advises the indenture trustee in writing that it elects to terminate the book-entry system through DTC; or

•	after an event of default under the indenture, noteholders representing at least a majority of the outstanding principal amount of the Controlling Securities advise DTC in writing that the continuation of a book-entry system through DTC or its successor is no longer in the noteholders’ best interest.

Distributions of principal of, and interest on, the notes will thereafter be made by the indenture trustee in accordance with the procedures set forth in this prospectus, and as described in the indenture directly to holders of definitive notes in whose names the definitive notes were registered at the close of business on the applicable record date.

The distributions will be made by check or wire transfer to the address or designated account of the holder as it appears on the register maintained by the applicable trustee or by other means to the extent provided in the indenture. The final payment or distribution on any note, however, will be made only upon presentation and surrender of the note at the office or agency specified in the notice of final distribution to the applicable noteholders.

Definitive notes will be transferable and exchangeable at the offices of the indenture trustee or of a note registrar named in a notice delivered to holders of the definitive notes. No service charge will be imposed for any registration of transfer or exchange, but the issuing entity, indenture trustee or note registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

DESCRIPTION OF THE TRUST DOCUMENTS

The following summary describes the material terms of the trust documents, which consist of:

(1) the purchase agreement, between World Omni Financial Corp., as seller, and the depositor, as purchaser;

(2) the sale and servicing agreement, among the issuing entity, as the issuing entity[[,] the grantor trust, as the grantor trust][,] the depositor, as depositor, and World Omni Financial Corp., as servicer;

(3) the indenture, between the issuing entity[, the grantor trust] and the indenture trustee;

(4) the trust agreement, between the depositor and the owner trustee;

(5) the administration agreement, among the issuing entity[[,] the grantor trust][,] the depositor, the indenture trustee and World Omni Financial Corp. as administrator[;][and]

(6) the asset representations review agreement, among the issuing entity, as the issuing entity, [the grantor trust, as the grantor trust,] World Omni Financial Corp., as servicer and as administrator and [ ], as asset representations reviewer[.][;][and]

[(7)] the grantor trust agreement, between the issuing entity, as depositor and the grantor trust trustee[;][and]

[(8)] the receivables contribution agreement, between the issuing entity and the grantor trust.

We have filed forms of the trust documents as exhibits to the registration statement, but the form agreements do not describe the specific terms of the notes. We will file a copy of the final form of the trust documents with the SEC no later than the date of the filing of the final prospectus. This is a summary of the material terms of the trust documents; it does not contain all the information that may be important to you. You should read the trust documents in their entirety to understand their contents.

Sale and Assignment of Receivables

On the closing date, the depositor will purchase from World Omni Financial Corp., under the purchase agreement, without recourse, except for repurchases [or substitutions] as a result of certain breaches of certain representations, warranties and covenants as provided in the purchase agreement, World Omni Financial Corp.’s entire interest in the [initial] receivables, together with World Omni Financial Corp.’s security interests in the related financed vehicles. At the time of issuance of the notes, the depositor will sell and assign to the issuing entity, without recourse, except as provided in the sale and servicing agreement, its entire interest in the [initial] receivables, together with its security interests in the financed vehicles. [Also at the time of issuance of the notes, the issuing entity will [contribute][transfer] its entire interest in the [initial] receivables, together with its security interests in the financed vehicles to the grantor trust in exchange for the grantor trust certificate.] [The issuing entity will rely upon distributions by the grantor trust of collections on the receivables and funds in the reserve account [and the Class [ ] reserve account] to make payments on the notes.] The owner trustee will, concurrently with such sale and assignment, execute on behalf of the issuing entity, and the indenture trustee will, upon receipt of an order from the issuing entity, authenticate and deliver to the depositor, the notes and the certificates in exchange for the receivables. Upon delivery to the depositor of the notes and certificates, the depositor will then sell the offered notes to the underwriters. We refer you to “Underwriting” in this prospectus.

Upon the execution of the trust documents, the issuance of the notes as described in this paragraph and the filing of financing statements in the appropriate filing offices, the indenture trustee, on behalf of the [noteholders][securityholders], will hold a first priority perfected security interest in the receivables and all identifiable proceeds thereof. See “Some Legal Aspects of the Receivables—Security Interest in the Financed Vehicles” in this prospectus for more detail.

[During the funding period, subsequent receivables with an aggregate starting principal balance that is at least equal to the pre-funded amount are expected to be purchased by the depositor and assigned to the issuing entity.] [During the Revolving Period, the depositor may also buy receivables from World Omni Financial Corp. to transfer to the issuing entity on each payment date during the Revolving Period.] [The depositor may buy those receivables on substantially the same terms as under the purchase agreement on the closing date. The depositor will then sell receivables that the depositor has bought from World Omni Financial Corp. to the issuing entity, pursuant to the sale and servicing agreement.]

Representations and Warranties and Repurchases [or Substitution] Upon Breach

The sale and servicing agreement will provide representations and warranties by World Omni Financial Corp. to the depositor[[,][and]] the issuing entity [and the grantor trust], including, that:

•	the servicer's computer system does not reflect that any receivable has been amended such that the amount of the obligor's scheduled payments has been increased;

•	no provision of a receivable has been waived, other than a discretionary waiver of a late payment charge or any other fees that may be collected in the ordinary course of servicing a receivable or in connection with any extension which is reflected in the servicer's computer system;

•	the servicer's computer system does not reflect that any right of rescission, setoff, counterclaim or defense has been asserted or threatened with respect to any receivable;

•	the servicer's computer system does not reflect that any liens or claims have been filed for work, labor or materials relating to a financed vehicle that are liens prior or equal to the security interest in the financed vehicle granted by any receivable;

•	no receivable has a scheduled payment for which more than $40 is more than 30 days past due as of the cutoff date, and the servicer's computer system does not reflect that any default, breach, violation or event permitting acceleration under the terms of any receivable has occurred and is continuing nor that a continuing condition that with notice or the lapse of time would constitute a default, breach, violation or event permitting acceleration under the terms of any receivable has arisen; and World Omni Financial Corp. has not waived and, except as permitted by the sale and servicing agreement, shall not waive any of the foregoing;

•	under the terms of each receivable, the related obligor is required to maintain physical damage insurance covering each financed vehicle;

•	as of the cutoff date each of the receivables is secured by a first-priority perfected security interest in the financed vehicle in favor of World Omni Financial Corp. or all necessary and appropriate actions have been commenced that would result in the valid perfection of a first priority security interest in the financed vehicle in favor of World Omni Financial Corp.; and

•	to the best of World Omni Financial Corp.'s knowledge, each receivable and the sale of the financed vehicle complied at origination, and comply in all material respects as of the cutoff date, with applicable federal, state and local laws, including consumer credit, truth in lending, equal credit opportunity and disclosure laws.

Pursuant to the [indenture][receivables contribution agreement], the issuing entity will assign its rights in the foregoing representations and warranties to the [indenture trustee for the benefit of the noteholders][grantor trust].

None of the indenture trustee, the owner trustee[[,] the grantor trust trustee[,]] the asset representations reviewer or the servicer has any obligation to investigate the accuracy of such representations and warranties of World Omni Financial Corp. or whether any receivable may be an ineligible receivable.

Upon discovery by or notice to World Omni Financial Corp. of a breach of any representation or warranty with respect to certain characteristics of the receivables, including by receipt of a review report from the asset representations reviewer indicating that a test was failed for a receivable, World Omni Financial Corp. will investigate the receivable or receivables to confirm the breach and determine if it has materially and adversely affected the receivable or receivables. A noteholder or beneficial owner of a note may make a request or demand that a receivable be repurchased due to a breach of a representation made about the receivables by providing a repurchase request initially to the indenture trustee. Any request or demand that a receivable be repurchased must be in writing and provide sufficient detail so as to allow World Omni Financial Corp. to reasonably investigate the alleged breach of the representations and warranties related to such receivable. Unless the breach is cured by the last day of the second (or, if World Omni Financial Corp. elects, the first) month following notice to or discovery by World Omni Financial Corp. of such breach, if a repurchase [or substitution] is required, World Omni Financial Corp. will purchase the receivable from the issuing entity for the Purchase Amount [or substitute such receivable]. World Omni Financial Corp. may at its option exercise its repurchase [or substitution] obligation on the last day of either the first or second month following discovery or notice of the breach. The repurchase obligation will constitute the sole remedy available to the noteholders, the owner trustee[, the grantor trust trustee] or the indenture trustee against World Omni Financial Corp. for any uncured breach.

The depositor will report any requests or demands to repurchase receivables and related repurchase [or substitution] activity and status on Form ABS-15G.

[[The World Omni Financial Corp.] [the depositor][the servicer] [will be required, on a mandatory basis, to][may] substitute a comparable receivable (each, a “Substitute Receivable”) for a receivable [if the related breach is discovered within the first [ ] years after the closing date]. [The aggregate [starting] principal balances of all Substitute Receivables cannot be greater than [ ]% of the aggregate starting principal balance of the receivables.] In the event that a breach of a representation or warranty is discovered and the depositor has already substituted receivables with an aggregate principal balances of up to [ ]% of the aggregate starting principal balance of the receivables or if the related breach is discovered after the [ ] anniversary of the closing date, the depositor will be required to repurchase the related receivable. On the date that such receivable is replaced with a Substitute Receivable, the related Substitute Receivable will be sold by World Omni Financial Corp. to the depositor and will be transferred by the depositor to the issuing entity [and then transferred to the grantor trust].]

[Each Substitute Receivable will meet the criteria discussed in “The [Initial] Receivables”, except for the following: [applicable exclusions, if any to be described] [and the additional criteria set for below: add additional criteria as applicable].]

[Even though each Substitute Receivable must satisfy the eligibility criteria set forth under “The [Initial] Receivables”, the Substitute Receivable may not be of the same credit quality as the receivable it replaced because, among other things, such Substitute Receivable may not have been part of World Omni Financial Corp.’s portfolio on the cutoff date. The Substitute Receivable may have been originated at a different time using credit criteria different from those applied to the replaced receivable.]

[These repurchase [or substitution] obligations constitute the sole remedies available to the issuing entity, [the grantor trust,] the indenture trustee, the owner trustee, [the grantor trust trustee,] and investors for any uncured breaches with respect to the receivables.]

Asset Representations Review

If two triggers are met, the asset representations reviewer will perform a review of receivables to test for compliance with the representations made by World Omni Financial Corp. about the receivables described in "—Sale and Assignment of Receivables" above. The first trigger is the Delinquency Percentage for any payment date exceeding the Delinquency Trigger for that payment date, as described in “— Delinquency Trigger” below. If the Delinquency Trigger occurs, it will be reported in the Form 10-D for the month in which such trigger occurs. The second trigger is a voting trigger that will be met if, following the occurrence of a Delinquency Trigger, the noteholders (including beneficial owners of notes) of at least 5% of the outstanding principal amount of the notes demand a vote and, subject to a 5% voting quorum, the noteholders of a majority of the outstanding principal amount of the notes that are voted vote for a review. The review fees will be $[ ] for each receivable tested in the review.

Delinquency Trigger

A delinquent receivable is defined as a receivable with more than $40 of a scheduled payment past due, including receivables with bankrupt obligors but excluding Defaulted Receivables.

On or prior to each payment date, the servicer will calculate the Delinquency Percentage for the related collection period. The "Delinquency Percentage" for each payment date and the related collection period is an amount equal to the ratio (expressed as a percentage) of (i) the aggregate principal balance of all delinquent receivables held by the issuing entity that are more than 60 days delinquent to (ii) the aggregate principal balance of the receivables held by the issuing entity, in each case, as of the last day of the related collection period.

The “Delinquency Trigger” for any payment date and the related collection period is [[ ]%]. World Omni Financial Corp. developed the Delinquency Trigger by considering the monthly greater than 60-day delinquency rate observed in its prior [WOART][WOSAT] securitized pools of retail installment sale contracts from [2006] [and, after identifying the highest monthly greater-than-60-day delinquency rate during such period, recalculated the monthly greater-than-60-day delinquency rate based only on retail installment sale contracts with [FICO® scores][Vantage Scores] that are similar to those of the retail installment sale contracts selected for this transaction.] Such delinquency rate (rounded to the nearest 0.05%) is calculated as (i) the aggregate principal balance of all such delinquent receivables held by the issuing entity that are more than 60 days delinquent [that have [FICO® scores][Vantage Scores] that are similar to those of the retail installment sale contracts selected for this transaction] as a percentage of (ii) the aggregate principal balance of the receivables held by the issuing entity [that have [FICO® scores][Vantage Scores] that are similar to those of the retail installment sale contracts selected for this transaction, in each case,] as of the last day of the collection period preceding the related payment date. The Delinquency Trigger was calculated as a multiple of [  ] times the previous historical peak delinquency percentage observed during the period. [This multiple corresponds generally to the multiple used for calculating expected cumulative net losses before the notes would realize a loss.] The amount of the Delinquency Trigger has been set at a level in excess of the historical peak Delinquency Percentage to assure that the Delinquency Trigger is not breached due to ordinary fluctuations in the economy.

World Omni Financial Corp. believes that the Delinquency Trigger is appropriate based on:

•	its experience with delinquency in its prior [WOART][WOSAT] securitized pools of retail installment sale contracts, and in its portfolio of retail installment sale contracts; and

•	its assessment of the amount of net cumulative losses that would likely result in a loss to noteholders of the most junior notes in its prior [WOART][WOSAT] securitized pools.

For more information regarding greater than [60] day delinquent receivable statistics for World Omni Financial Corp.’s portfolio and its prior [WOART][WOSAT] securitized pools, see Appendix [A] and Appendix [B] to this prospectus.

Voting Trigger

If the Delinquency Percentage for any payment date exceeds the Delinquency Trigger, a noteholder may demand that the indenture trustee call a vote of all noteholders on whether to direct the asset representations reviewer to perform a review. For purposes of this demand, if the demanding noteholder is the record holder of any notes, no verification procedures will be required. If the requesting party is not the record holder of any notes and is instead a beneficial owner of notes, the indenture trustee may require no more verification than a written certification from the noteholder that it is a beneficial owner of a note, together with at least one form of documentation such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or other similar document evidencing ownership of a note, upon which the indenture trustee may conclusively rely.

If noteholders of at least 5% of the outstanding principal amount of the notes demand a vote within [90] days after the filing of the Form 10-D reporting the occurrence of the Delinquency Trigger, the issuing entity’s Form 10-D for the collection period in which the demand requirement was met will include a statement that sufficient noteholders are requesting a full noteholder vote to commence a review by the asset representations reviewer. The Form 10-D will also specify the applicable voting procedures and will also specify the voting deadline that will be used to calculate whether the requisite amount of noteholders have cast affirmative votes to direct the asset representations reviewer to commence a review. Any beneficial owner of notes may act through their respective DTC participants. The vote will remain open until the 150th day after the filing of the Form 10-D reporting the occurrence of the Delinquency Trigger. Assuming a voting quorum of noteholders holding at least 5% of the outstanding principal amount of the notes is reached, if the noteholders of a majority of the outstanding principal amount of the notes that are voted vote to direct a review, the indenture trustee will notify the asset representations reviewer, the issuing entity and the servicer to start the review. The issuing entity’s Form 10-D for the collection period in which the asset representations reviewer received the notice to start the review will specify that the requisite noteholders have directed the asset representations reviewer to perform a review. If the requirements of the voting trigger are not met within these time periods, no asset representations review will occur for that occurrence of the Delinquency Trigger.

For the purpose of the voting described above, notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether the noteholders have elected to initiate a vote.

Asset Representations Review Process

The review will be performed on each receivable that is 60 days or more delinquent at the end of the prior month, which we refer to as the “Review Receivables.” Within 60 days of the receipt of a review notice, the servicer will give the asset representations reviewer access to the receivable files and other information necessary for the review of all of the Review Receivables. Upon receiving access to the review materials, the asset representations reviewer will start its review of the Review Receivables and complete its review within 60 days after receiving access to all review materials. The review period may be extended by up to an additional 30 days if the asset representations reviewer detects missing review materials that are subsequently provided within the 60-day period or requires clarification of any review materials or testing procedures. The review will consist of performing specific tests for each representation and each Review Receivable and determining whether each test was passed or failed. If the servicer notifies the asset representations reviewer that a Review Receivable was paid in full or repurchased [or substituted] from the pool before the review report is delivered, the asset representations reviewer will terminate the tests of that Review Receivable and the review of that Review Receivable will be considered complete.

The tests were designed by World Omni Financial Corp. to determine whether a Review Receivable was not in compliance with the representations made about it in the trust documents at the relevant time, which is usually at origination of the receivable or as of the cutoff date or closing date. There may be multiple tests for each representation. The review is not designed to determine why the obligor is delinquent or the creditworthiness of the obligor, either at the time of the review or at origination. The review is not designed to determine whether the receivable was serviced in compliance with the sale and servicing agreement after the cutoff date. The review is not designed to establish cause, materiality or recourse for any failed test. The review is not designed to determine whether World Omni Financial Corp.’s origination, underwriting and purchasing policies and procedures are adequate, reasonable or prudent.

Review Report

Within five days after completion of the review, the asset representations reviewer will provide a report to the trust, the servicer and the indenture trustee on the test results for each Review Receivable and each representation, including any Review Receivable for which the tests were considered complete and the related reason. The asset representations reviewer is not responsible for determining whether noncompliance with any representation is a breach of the trust documents or if any receivable is required to be repurchased [or substituted]. World Omni Financial Corp. will evaluate any report of the asset representations reviewer and any repurchase request received from the indenture trustee, any noteholder or any other party to any of the trust documents in order to determine whether paying the Purchase Amount or repurchasing [or substituting] any receivable is required. After reviewing the report, World Omni Financial Corp. will determine if there were breaches of its representations and warranties, and will then decide whether it is obligated to pay the Purchase Amount or repurchase [or substitute] the receivable pursuant to the sale and servicing agreement. The sale and servicing agreement requires that any breach of the representations and warranties must materially and adversely affect the receivable before World Omni Financial Corp. would be required to pay the Purchase Amount or repurchase [or substitute] the receivable.

On receipt of the report, the review fee will be paid to the asset representations reviewer[, to the extent not paid by the servicer, according to the priority of payments as described under “Description of the Trust Documents—Distributions].” A summary of the report of the asset representations review, including a description of each test that failed, will be included in the Form 10-D for the issuing entity in the next month.

If a Review Receivable that was the subject of a review by the asset representations reviewer becomes the subject of a dispute resolution proceeding as described under "—Dispute Resolution for Repurchase Requests" below, the asset representations reviewer will participate in the dispute resolution proceeding on request of a party to the proceeding. The reasonable out-of-pocket expenses of the asset representations reviewer for its participation in any dispute resolution proceeding will be considered expenses of the requesting party for the dispute resolution and, for any mediation proceeding, will be paid by a party to the dispute resolution as determined by the mutual agreement of such parties and, for any binding arbitration, will be paid by a party to the dispute resolution as determined by the arbitrator for the dispute resolution. If not paid by a party to the dispute resolution, the expenses will be paid by the servicer and, to the extent not paid by the servicer, according to the priority of payments as described under "Description of the Trust Documents—Distributions."

For more information about the asset representations reviewer, you should read “The Asset Representations Reviewer.”

Periodic Reports

The depositor will file a Form 10-D for the issuing entity with the SEC within 15 days after each payment date which will include the investor report for that payment date and the following information, if applicable:

•	a description of the events that triggered a review of the Review Receivables by the asset representations reviewer during the prior month;
•	if the asset representations reviewer delivered its review report during the prior month, a summary of the report; and
•	if the asset representations reviewer resigned or was removed, replaced or substituted, or if a new asset representations reviewer was appointed during the prior month, the identity and experience of the new asset representations reviewer, the date the change occurred and the circumstances surrounding the change.

Dispute Resolution for Repurchase Requests

If a request is made for the repurchase of a receivable due to a breach of a representation made about the receivables, and the repurchase request is not resolved within 180 days after receipt by World Omni Financial Corp. of notice of the repurchase request, the requesting party, including a noteholder and any beneficial owner of notes, will have the right to refer the matter, in its discretion, to either mediation (including non-binding arbitration) or binding third-party arbitration. This right is not a mechanism for requesting repurchase or other relief from losses resulting from changes in the credit quality of a receivable or other market conditions. World Omni Financial Corp. will not repurchase [or substitute] a receivable with respect to which the related breach of a representation or warranty did not materially and adversely affect the receivable. If a receivable is paid off, satisfied[, substituted] or repurchased, no demands to repurchase are permitted, and there is no further right to mediation or arbitration regarding that receivable. None of the representations and warranties related to the receivables relate to the performance of the receivables or to any credit losses that may occur as a result of a default by the related obligor on the receivable. Furthermore, the dispute resolution procedures described below apply only to the specific receivables that are related to the dispute. Dispute resolution to resolve repurchase requests will be available regardless of whether the noteholders voted to direct an asset representations review or whether the Delinquency Trigger occurred. However, if the receivable subject to a repurchase request was part of an asset representations review and the findings and conclusions of the asset representations reviewer state that no tests were failed for the receivable, the repurchase request for the receivable will be deemed to be resolved.

The requesting party must start the mediation (including non-binding arbitration) or arbitration proceeding according to the applicable rules of the mediation or arbitration organization within 90 days after the end of the 180-day period. The administrator will direct the indenture trustee to, and the indenture trustee will, notify the requesting party at the end of the 180-day period if a repurchase demand is unresolved. World Omni Financial Corp. must agree to participate in the selected resolution method. Under no circumstances will the indenture trustee[[,][or]] the owner trustee [or the grantor trust trustee] be liable for any costs, expenses, or liabilities that could be allocated to the requesting party.

A mediation or arbitration will be administered by [insert name of nationally-recognized alternative dispute resolution facilitator] using its mediation or arbitration rules in effect at the time of the proceeding. If [insert name of nationally-recognized alternative dispute resolution facilitator] no longer exists, or if its rules would no longer permit mediation or arbitration of the dispute, the matter will be administered by another nationally recognized mediation or arbitration organization selected by World Omni Financial Corp., using its relevant rules then in effect. However, if any rules of the mediation or arbitration organization are inconsistent with the procedures for the mediation or arbitration stated in the trust documents, the procedures in the trust documents will control. Any mediation or arbitration will be held in New York City at the offices of the mediator or arbitrator or at another location selected by the sponsor. Any party or witness may appear by teleconference or video conference.

A single mediator or arbitrator will be selected by the mediation or arbitration organization from a list of neutrals maintained by it according to its mediation or arbitration rules then in effect. The mediator or arbitrator must be impartial, an attorney admitted to practice in the state of New York and have at least [15] years of experience in commercial litigation and, if possible, consumer finance or asset-backed securitization matters.

For a mediation, the proceeding will start within [15] days after the selection of the mediator and conclude within [30] days after the start of the mediation. The expenses of the mediation will be allocated among the parties as mutually agreed by the parties as part of the mediation. If the parties fail to agree at the completion of the mediation, the requesting party may refer the repurchase request to arbitration or court adjudication.

For an arbitration, the arbitrator will have the authority to schedule, hear and determine any motions, including dispositive and discovery motions, according to New York law, and will do so at the motion of any party. Discovery will be completed with [30] days of selection of the arbitrator and will be limited for each party to [two] witness depositions not to exceed five hours, [two] interrogatories, [one] document request and [one] request for admissions. However, the arbitrator may grant additional discovery on a showing of good cause that the additional discovery is reasonable and necessary. Briefs will be limited to no more than [ten] pages each, and will be limited to initial statements of the case, discovery motions and a pre-hearing brief. The evidentiary hearing on the merits will start no later than [60] days after the selection of the arbitrator and will proceed for no more than [six] consecutive business days with equal time allocated to each party for the presentation of direct evidence and cross examination. The arbitrator may allow additional time on a showing of good cause or due to unavoidable delays.

The arbitrator will make its final determination in writing no later than [90] days after its selection. The arbitrator will resolve the dispute according to the trust documents, and may not modify or change the trust documents in any way or award remedies not consistent with the trust documents. The arbitrator will not have the power to award punitive or consequential damages. In its final determination, the arbitrator will determine and award the costs of the arbitration to the parties in its reasonable discretion. The final determination of the arbitrator will be final and non-appealable, except for actions to confirm or vacate the determination permitted under federal or state law, and may be entered and enforced in any court with jurisdiction over the parties and the matter. By selecting binding arbitration, the requesting party is giving up its right to sue in court, including the right to a trial by jury.

The sponsor will not be required to produce personally identifiable customer information for purposes of any mediation or arbitration. Each party will agree to keep the details of the repurchase request and the dispute resolution confidential, except as required by law, regulatory requirement or court order.

[Revolving Period]

[During the Revolving Period, noteholders will not receive principal payments. Instead, on each payment date during the Revolving Period, the issuing entity will seek to reinvest amounts that would otherwise be distributed as principal in additional receivables to be purchased from the depositor.]

[The issuing entity will purchase additional receivables meeting requirements substantially similar to the eligibility requirements described in “The Receivables—The Initial Receivables.” The purchase price for each additional receivable will be aggregate starting principal balance of such receivables [less the YSOC Amount of such receivables as of the subsequent cutoff date]. The issuing entity will seek to purchase additional receivables from the depositor in an aggregate amount equal to the Target Reinvestment Amount, to the extent of the funds available in the accumulation account. The depositor will seek to make receivables available to the issuing entity as additional receivables in an amount approximately equal to the amount of the funds available in the accumulation account, but it is possible that the depositor will not have sufficient additional receivables for this purpose. Any portion of the funds available in the accumulation account which is not used to purchase additional receivables on a payment date during the Revolving Period will be re-deposited into the accumulation account and applied on subsequent payment dates in the Revolving Period to purchase additional receivables. Securityholders will be notified of the purchase of additional receivables on Form 10-D.]

[The amount of additional receivables and percentage of asset pool will be determined by the amount of cash available from payments and prepayments on existing assets. There are no stated limits on the amount of additional receivables allowed to be purchased during the Revolving Period in terms of either dollars or percentage of the initial asset pool. Further, there are no requirements regarding minimum amounts of additional receivables that can be purchased during the Revolving Period.]

[The Revolving Period consists of the monthly periods beginning with the [ ] monthly period and ending with the [ ] monthly period and the related payment dates. Reinvestments in additional receivables will be made on each payment date related to those monthly periods. The Revolving Period will terminate sooner if an Early Amortization Event occurs in one of those monthly periods, in which case the Amortization Period will begin and no reinvestment in additional receivables will be made on the related payment date. During the Amortization Period, noteholders will be entitled to receive principal payments in accordance with the priorities set forth in “—Allocations and Distributions” in this prospectus.]

[An “Early Amortization Event” will occur if:

•	the amount on deposit in the reserve account is less than the Required Reserve Amount on consecutive payment dates following the application of funds on such date;

•	the amount on deposit in the accumulation account is less than the Target Reinvestment Amount on consecutive payment dates following the application of funds on such date;

•	the amount on deposit in the accumulation account is greater than [ ]% of the aggregate starting receivables balance on consecutive payment dates following the application of funds on such date;

•	an event of default occurs; or

•	a servicer termination event occurs.]

The occurrence of an Early Amortization Event is not necessarily an event of default under the indenture.]

Trust Accounts

The servicer, for the benefit of the noteholders and the certificateholders, will cause to be established and maintained with the indenture trustee and in the name of the issuing entity, a collection account bearing a designation clearly indicating that the funds deposited therein are held for the benefit of the noteholders and certificateholders. Within two business days of receipt and identification of funds, the servicer will deposit collections into the collection account. Notwithstanding the foregoing requirement, for so long as the Monthly Remittance Condition is satisfied, World Omni Financial Corp. need not deposit collections into the collection account on the day indicated in the preceding sentence but may use for its own benefit all of those collections until the business day before the related payment date (whether or not such funds will be distributed to noteholders, retained in the collection account or deposited in another account on such payment date), at which time World Omni Financial Corp. will make the deposits in an amount equal to the net amount of the deposits and withdrawals which would have been made had the conditions of this sentence not applied.

“Monthly Remittance Condition” means each of the following conditions has been satisfied: (i) World Omni Financial Corp. remains the servicer under the sale and servicing agreement, (ii) no default by the servicer has occurred and is continuing, and (iii) (a) World Omni Financial Corp.’s long-term unsecured debt obligations rating by S&P Global Ratings is “BBB” or better and (b) World Omni Financial Corp.’s unsecured debt obligations rating by any other rating agency hired by the sponsor to rate the notes is acceptable to such rating agency.

In the event that World Omni Financial Corp., as servicer, is remitting collections on a monthly basis and the Monthly Remittance Condition shall no longer be satisfied, within 14 business days after such event (for the avoidance of doubt, the servicer shall be permitted to continue monthly remittances during such 14-business day period), the servicer shall resume remitting such collections to the collection account within two business days after receipt and identification of payment (including proper instructions regarding where to allocate such payment), unless after providing prior notice, World Omni Financial Corp. does not receive notice from the rating agencies hired by the sponsor to rate the notes, that the cessation of daily deposits will result in a reduction or withdrawal of the then current rating of the notes.

The servicer, for the benefit of the noteholders, will also cause to be established and maintained with the indenture trustee and in the name of the issuing entity, a note distribution account bearing a designation clearly indicating that the funds deposited therein are held for the benefit of the noteholders. The indenture trustee, in accordance with the instructions of the servicer (based on information contained in the related Servicer Certificate), will deposit amounts released from the collection account and the reserve account for distribution to the noteholders into such note distribution account. The indenture trustee, in accordance with the instructions of the servicer (based on information contained in the related Servicer Certificate), will make distributions to the noteholders from the note distribution account.

[If the certificates are sold by the depositor, the servicer, for the benefit of the certificateholders, will also cause to be established and maintained with the [indenture trustee][owner trustee] and in the name of the [issuing entity][owner trustee], a certificate distribution account bearing a designation clearly indicating that the funds deposited therein are held for the benefit of the certificateholders. The [indenture trustee][owner trustee], in accordance with the instructions of the servicer (based on information contained in the related Servicer Certificate), will deposit amounts released from the collection account and the reserve account for distribution to the certificateholders into such certificate distribution account. The [indenture trustee][owner trustee], in accordance with the instructions of the servicer (based on information contained in the related Servicer Certificate), will make distributions to the certificateholders from the certificate distribution account.][Funds on deposit in the certificate distribution account will not constitute property of the issuing entity available to the noteholders. Upon and after any distribution to the certificate distribution account of any amounts, the noteholders will not have any rights in or claims to those amounts.]

[The servicer will also establish and maintain the accumulation account, in the name of the indenture trustee on behalf of the securityholders. See “—Revolving Period” in this prospectus.][ The servicer will also establish and maintain the pre-funding account, in the name of the indenture trustee on behalf of the securityholders. See “Pre-Funding Account” in this prospectus.

Funds in the Trust Accounts will be invested in eligible investments upon direction from the issuing entity (or the servicer on its behalf). Absent such direction, such funds will be invested or remain uninvested in accordance with the indenture. Eligible investments are generally limited to investments acceptable to the rating agencies hired by the sponsor to rate the securities as being consistent with the rating of the securities. [add for eligible horizontal cash reserve account: In addition, funds in the reserve account may only be invested in eligible investments that satisfy the requirements of Regulation RR, as determined solely by the [servicer].] Eligible investments must generally be high quality, highly liquid, short-term investments that mature before the related payment date. If required withdrawals from any Trust Account exceed the amount of cash in the Trust Account, a temporary shortfall in the amounts distributed to the noteholders could result. The average life of the securities could then increase. [The indenture trustee will deposit investment earnings on funds in the Trust Accounts into the collection account and those amounts shall be deemed to constitute a portion of Available Funds for the related payment date.][Investment earnings on funds deposited in the Trust Accounts, net of loss and investment expense, will be payable to the depositor.] Eligible investments may be purchased by or through an affiliate of the indenture trustee.

The Trust Accounts may be maintained as either:

(1) a segregated trust account in the corporate trust department of the indenture trustee; or

(2) a segregated account in a depository institution or trust company organized under the laws of the United States of America or any one of the states thereof, or the District of Columbia (or any domestic branch of a foreign bank), which at all times maintains:

•	a long-term unsecured debt rating, or a certificate of deposit rating acceptable to the applicable rating agencies hired by the sponsor to rate the notes; and

•	its deposits insured by the FDIC.

The depositor expects that the Trust Accounts will be maintained with the indenture trustee so long as they satisfy the requirements above.

The Servicer

World Omni Financial Corp. will be the servicer of the receivables under the sale and servicing agreement. The servicer may delegate its servicing responsibilities to one or more subservicers, but will not be relieved of its liabilities with respect thereto.

The servicer will make representations and warranties regarding its authority to enter into, and its ability to perform its obligations under, the sale and servicing agreement and regarding its ability to service the receivables and maintain the security interests of the indenture trustee, on behalf of the noteholders, in the receivables. If an uncured breach of one of those representations or warranties materially and adversely affects any receivables, the servicer will be required to purchase such receivable. Following any purchase of a receivable by the servicer, the receivable will be released from the issuing entity and conveyed to the servicer.

To assure uniform quality in servicing as well as to reduce administrative costs, the issuing entity will appoint World Omni Financial Corp. as custodian of the receivables and all documents related thereto. The receivables may not be physically segregated from other retail installment sale contracts of the servicer or those which the servicer services for others. As part of each origination of a receivable represented by a tangible contract, the original contract is scanned (typically by a third-party service provider) into World Omni Financial Corp.'s imaging system to facilitate access and record retention. World Omni Financial Corp. has implemented controls to identify any new financial transactions that do not have an original contract in the imaged file.

Servicing Procedures

The servicer will service, administer and make reasonable efforts to collect all amounts due on or in respect of the receivables. The servicer will, in a manner consistent with the trust documents, service the receivables generally in accordance with procedures used by the servicer in respect of retail installment sale contracts secured by new and used automobiles and light-duty trucks serviced for its own account and for others. The servicer may, in its sole discretion, grant extensions [(including extensions in connection with the COVID-19 pandemic)], rebates or adjustments on a receivable in accordance with its customary procedures. In the ordinary course of business, the servicer may agree to the modification of an obligor's monthly payment date. In connection with any such modification in which the payment date is moved to a later date in the month, the obligor is typically required to pay accrued interest relating to the extended payment period. Other than in connection with the Servicemembers Civil Relief Act, the servicer generally may not change the method under which scheduled payments of interest on a receivable are computed. If the servicer breaches any of the restrictions in the sale and servicing agreement that are described above and the related receivable is materially and adversely affected by the breach, the servicer must purchase the receivable unless the breach shall have been cured by the last day of the second collection period following discovery or notice of such breach (or, at the servicer's election, the last day of the first following collection period). In addition, if the servicer extends the date for final payment by the obligor of a receivable beyond the month immediately preceding the month in which the final scheduled payment date of the Class [B/C/D/E/F] Notes occurs, the servicer shall purchase such receivable by the earlier of (i) the last day of the second collection period following the date of such extension (or, at the servicer's election, the last day of the first following collection period) and (ii) the last day of the month immediately preceding the month in which the final scheduled payment date of the Class [B/C/D/E/F] Notes occurs. Following any purchase of a receivable by the servicer, the receivable will be released from the issuing entity and conveyed to the servicer. The servicer may, consistent with its customary servicing procedures, repossess or otherwise convert the ownership of any financed vehicle securing any receivable as to which the servicer shall have determined that eventual payment in full is unlikely. The servicer may sell the financed vehicle securing a Defaulted Receivable, if any, at a public or private sale, or take any other action permitted by applicable law. We refer you to "Some Legal Aspects of the Receivables."

[To be revised as applicable to reflect updates at time of transaction: During the preceding three years, the servicer has modified its servicing policies and procedures by temporarily reducing the requirements for an obligor to be eligible for a payment extension in connection with the COVID-19 pandemic and temporarily suspending involuntary repossession activities in connection with the COVID-19 pandemic. Otherwise, the servicer has not modified its servicing policies and procedures in any material respect with respect to the receivables during the preceding three years.]

Payments on Receivables

Obligors will generally make payments on the receivables by mail for deposit into a lock box account maintained by the servicer or directly through electronic means. The servicer will deposit all payments it receives on or in respect of the receivables into the collection account not later than two business days after receipt of payment and related payment information regarding where to allocate the payment. Notwithstanding the foregoing, for so long as the Monthly Remittance Condition is satisfied, less frequent deposits into the collection account may be made as described in "—Trust Accounts" above.

Servicing Compensation

The issuing entity will pay a servicing fee payable to the servicer on each payment date [(other than the special payment date)] with respect to a collection period which fee is equal to 1/12th of [1.00]% of the aggregate principal balance of the receivables as of the first day of such collection period. The servicing fee payable to the servicer on the initial payment date with respect to the initial collection period will be based on the aggregate starting principal balance of the receivables as of the [initial] cutoff date and will be pro-rated to compensate for the length of the initial collection period being [longer]/[shorter] than one month. The servicer may also collect and retain supplemental servicing fees (“Supplemental Servicing Fees”) charged to obligors as additional servicing compensation. Supplemental Servicing Fees include late fees, prepayment charges, and other administrative fees or similar charges allowed by applicable law on the receivables collected from obligors during the related collection period. Such amounts are in addition to collections of principal and interest on the receivables and do not reduce the amount of Available Funds available to noteholders. The amount of Supplemental Servicing Fees that the servicer may charge obligors is not limited other than by applicable law.

The servicing fee in respect of a collection period, together with any portion of the servicing fee that remains unpaid from prior payment dates, will be paid to the servicer on the payment date following the collection period out of collections for the collection period before any amounts are made available to make payments to the noteholders; provided, that as long as World Omni Financial Corp. believes that sufficient collections will be available from interest collections on one or more future payment dates to pay the servicing fee, World Omni Financial Corp. may, as servicer, elect to defer all or a portion of the servicing fee with respect to the related collection period, without interest. If World Omni Financial Corp. elects to defer all of the servicing fee, the servicing fee due to be paid in the related collection period will be deemed to equal zero for all purposes of the trust documents.

The servicing fee and additional servicing compensation will compensate the servicer for performing the functions of a third party servicer of automotive receivables as an agent for the issuing entity. Servicing duties include collecting and posting all payments, responding to inquiries of obligors on the receivables, investigating delinquencies, sending payment coupons or invoices to obligors by mail or electronically, reporting tax information to obligors and disposing of financed vehicles after default. The servicing fee also compensates the servicer for administering the receivables, including accounting for collections and furnishing monthly and annual statements as required with respect to a series of securities regarding distributions.

Servicing of Defaulted Receivables

The sale and servicing agreement provides that the servicer has the right to exercise discretion, consistent with its customary servicing procedures[, subject to limitations regarding permitted modifications] and the terms of the sale and servicing agreement, to service Defaulted Receivables in a manner intended to maximize the issuing entity’s realization of Defaulted Receivables. The sale and servicing agreement provides the servicer with complete discretion to choose to sell, or not to sell, any of the issuing entity’s Defaulted Receivables.

Servicer Resignation, Servicer Liability and Servicer Indemnification

Neither the servicer nor any of its directors, officers, employees or agents will be liable to the issuing entity or the noteholders for taking any action or for refraining from taking any action pursuant to the sale and servicing agreement, or for errors in judgment. This provision will not protect the servicer or any of these persons against any liability imposed by reason of negligence, willful misconduct or bad faith. The servicer is under no obligation to appear in, prosecute, or defend any legal action that is not incidental to its servicing responsibilities under the sale and servicing agreement and that, in its opinion, may cause it to incur any expense or liability.

The servicer may not resign from its obligations and duties under the sale and servicing agreement unless it determines that its duties are no longer permissible under applicable law or regulations. No resignation will become effective until the indenture trustee or a successor servicer has assumed the servicer’s obligations and duties under the sale and servicing agreement. The servicer may not assign the sale and servicing agreement or any of its rights, powers, duties or obligations under the sale and servicing agreement except as otherwise provided or except in connection with a permitted consolidation, merger, conveyance or transfer of its properties and assets.

Any entity into which the servicer may be merged or consolidated, or any entity resulting from a merger or consolidation, or any entity succeeding to the business, property and assets of the servicer will succeed the servicer under the sale and servicing agreement.

Upon a termination of the servicer, the indenture trustee will select and appoint a successor servicer to perform the outgoing servicer’s duties and undertake its responsibilities and liabilities. The appointed successor servicer must be an established financial institution with a net worth of at least $100,000,000 and whose regular business includes the servicing of contracts. The successor servicer will hold all the rights of the outgoing servicer under the trust documents and will receive compensation mutually agreed upon between the successor servicer and the indenture trustee. The successor servicer shall receive the same compensation as the outgoing servicer, but in no case will the indenture trustee be liable for any difference in compensation between the outgoing servicer and the successor servicer. No successor servicer appointed in accordance with the trust documents may resign from its duties unless the law prohibits it from continuing to perform such duties.

Upon the termination or resignation of the servicer, the outgoing servicer shall transfer all cash amounts that are to be held by the successor servicer to the successor servicer and shall provide the successor servicer with all information regarding the receivables files that is required for the proper servicing of the receivables. All reasonable and documented costs, expenses and fees incurred in connection with the transfer of receivables files to the successor servicer under the provisions described in this paragraph will be paid by the outgoing servicer. The owner trustee and the indenture trustee will provide prompt written notice of any resignation or termination of the servicer to the certificateholders and noteholders, respectively, upon either occurrence.

Servicer Termination Event

A servicer termination event under the trust documents will include:

(1) any failure by the servicer to deliver to the indenture trustee for deposit in any of the Trust Accounts any required payment or to direct the indenture trustee to make any required distributions therefrom, which failure continues unremedied for more than five business days after written notice from the owner trustee or the indenture trustee is received by the servicer or after discovery by the servicer;

(2) any failure by the servicer or, if the servicer is an affiliate of the depositor, the depositor duly to observe or perform in any material respect any other covenant or agreement of the servicer or depositor, as applicable, in the trust documents which materially and adversely affects the rights of the securityholders and which continues unremedied for more than ninety days after written notice of the failure:

•	to the servicer or the depositor (as the case may be) by the owner trustee or the indenture trustee, or

•	to the servicer or the depositor (as the case may be), and to the owner trustee and the indenture trustee by the holders of notes evidencing at least a majority of the aggregate outstanding principal amount of the Controlling Securities and the holders of the certificates evidencing at least a majority of the percentage interest of the certificates; and

(3) events of financial insolvency, readjustment of debt, marshaling of assets and liabilities, or similar proceedings with respect to the servicer or, if the servicer is an affiliate of the depositor, the depositor.

Notwithstanding the foregoing, a delay in or failure of performance referred to under clauses (1) and (2) above will not constitute a servicer termination event for a period of an additional 60 days after the applicable cure period under the sale and servicing agreement if such delay or failure was caused by force majeure or other similar occurrence. Upon the occurrence of any such event, the servicer shall not be relieved from using its best efforts to perform its obligations in a timely manner in accordance with the terms of the trust documents and the servicer shall provide the indenture trustee and the holders of the securities prompt notice of such failure or delay by it, together with a description of its efforts to so perform its obligations.

Rights upon Servicer Termination Event

As long as a servicer termination event under the trust documents remains unremedied, the indenture trustee or holders of the Controlling Securities evidencing at least a majority of the voting rights of the Controlling Securities may terminate all the rights and obligations of the servicer, if any, under the sale and servicing agreement, whereupon a successor servicer appointed by the indenture trustee or, if no successor servicer has been appointed at the time the outgoing servicer ceases to act, the indenture trustee, will become servicer under the trust documents. If the indenture trustee is unwilling or legally unable to so act, it may appoint, or petition a court of competent jurisdiction for the appointment of, a successor servicer. If the servicer termination event is the result of the bankruptcy, or other similar event, of the servicer or the appointment of a bankruptcy trustee, or similar official, the bankruptcy trustee or official may have the power to prevent the trustee or the noteholders from effecting a transfer of servicing.

The successor servicer will not be liable for any actions or inactions of the predecessor servicer. Notwithstanding anything to the contrary in the trust documents, if the indenture trustee shall act as successor servicer, it shall not, in any event have obligations (i) with respect to the repurchase [or substitution] of the receivables, (ii) to pay any fees, expenses and other amounts owing to the administrator, or (iii) to pay any indemnities owed by the servicer to another party under the trust documents (other than those resulting from the actions or inactions of the indenture trustee as successor servicer).

Waiver of Past Defaults

The holders of the Controlling Securities evidencing at least a majority of the voting rights of the Controlling Securities may, on behalf of all noteholders, waive any default by the servicer in the performance of its obligations under the trust documents and its consequences, except a default in making any required deposits to or payments from any of the Trust Accounts in accordance with the trust documents. No waiver will impair the noteholders’ rights with respect to subsequent defaults.

Distributions

On each payment date, in accordance with the instructions of the servicer (based on information contained in the related Servicer Certificate), the indenture trustee will transfer collections on the receivables from the collection account to the distribution accounts for distribution to noteholders. The Servicer Certificate delivered to the indenture trustee and the noteholders will contain information on the collections, the calculations thereon, and the beginning and ending balances in the accounts for the current payment period; there will be no independent verification regarding the contents of the Servicer Certificate. [The indenture trustee or another paying agent will be required to distribute to the certificateholders amounts equal to the amounts deposited in the certificate distribution account pursuant to the indenture on or prior to such payment date.]

Allocations and Distributions

On or prior to one business day immediately preceding each payment date [(other than the special payment date)], subject to the subordination provisions with respect to the Class B Notes [[,][and] the Class C Notes] [[,][and] the Class D Notes] [[,][and] the Class E Notes] [and the Class F Notes] described in this prospectus, the servicer will instruct the indenture trustee (based on information contained in the related Servicer Certificate) to make the following allocations and distributions on the related payment date, to the extent of the Available Funds [plus funds available from the negative carry account up to the negative carry amount], in the following order of priority, in each case, to the extent of any such funds remaining after application of such funds pursuant to prior clauses:

(1)	[pro rata to (a) the swap counterparty, the Monthly Swap Payment Amount and (b)] [to the asset representations reviewer, all fees, expenses and indemnities due to the asset representations reviewer not previously paid by the servicer, up to a maximum amount of $[ ] per calendar year;]
(2)	[pro rata (a)] to the holders of the Class A Notes for distribution in respect of interest on the Class A Notes as described under “—Payments to Noteholders,” the Class A Noteholders’ Interest Distributable Amount [and (b) to the swap counterparty, any Senior Swap Termination Payment Amounts];
(3)	to the holders of the notes for distribution in respect of principal of the notes as described under “—Payments to Noteholders,” the Noteholders’ First Priority Principal Distributable Amount;
(4)	to the holders of the Class B Notes for distribution in respect of interest on the Class B Notes as described under “—Payments to Noteholders,” the Class B Noteholders’ Interest Distributable Amount;
(5)	[during the Revolving Period, to deposit into the accumulation account, an amount equal to the Parity Reinvestment Amount, which amount will be available for reinvestment in additional receivables and, following the Revolving Period,] to the holders of the notes for distribution in respect of principal of the notes as described under “—Payments to Noteholders,” the Noteholders’ Second Priority Principal Distributable Amount;
(6)	[to the holders of the Class C Notes for distribution in respect of interest on the Class C Notes as described under “—Payments to Noteholders,” the Class C Noteholders’ Interest Distributable Amount;]
[(7)	during the Revolving Period, to deposit into the accumulation account, an amount equal to the Parity Reinvestment Amount, which amount will be available for reinvestment in additional receivables and, following the Revolving Period, to the holders of the notes for distribution in respect of principal of the notes as described under “—Payments to Noteholders,” the Noteholders’ Third Priority Principal Distributable Amount;]
[(8)	to the holders of the Class D Notes for distribution in respect of interest on the Class D Notes as described under “—Payments to Noteholders,” the Class D Noteholders’ Interest Distributable Amount;]
[(9)	during the Revolving Period, to deposit into the accumulation account, an amount equal to the Parity Reinvestment Amount, which amount will be available for reinvestment in additional receivables and, following the Revolving Period, to the holders of the notes for distribution in respect of principal of the notes as described under “—Payments to Noteholders,” the Noteholders’ Fourth Priority Principal Distributable Amount;]

[(10)	to the holders of the Class E Notes for distribution in respect of interest on the Class E Notes as described under “—Payments to Noteholders,” the Class E Noteholders’ Interest Distributable Amount;]
[(11)	during the Revolving Period, to deposit into the accumulation account, an amount equal to the Parity Reinvestment Amount, which amount will be available for reinvestment in additional receivables and, following the Revolving Period, to the holders of the notes for distribution in respect of principal of the notes as described under “—Payments to Noteholders,” the Noteholders’ Fifth Priority Principal Distributable Amount;]
[(12)	to the holders of the Class F Notes for distribution in respect of interest on the Class F Notes as described under “—Payments to Noteholders,” the Class F Noteholders’ Interest Distributable Amount;]
[(13)	during the Revolving Period, to deposit into the accumulation account, an amount equal to the Parity Reinvestment Amount, which amount will be available for reinvestment in additional receivables and, following the Revolving Period, to the holders of the notes for distribution in respect of principal of the notes as described under “—Payments to Noteholders,” the Noteholders’ Sixth Priority Principal Distributable Amount;]
[(14)]	to the reserve account, the excess, if any, of the Required Reserve Amount over the amount then on deposit in the reserve account [and to reimburse the reserve account letter of credit bank for any unreimbursed draws];
[(15)]	[during the Revolving Period, to deposit into the accumulation account, an amount equal to the excess, if any, of the Target Reinvestment Amount over the amount deposited into the accumulation account pursuant to clause[s] (5) [[,][and] (7)] [[,][and] (9)] [[,][and] (11)] [and (13)] above, which amount will be available for reinvestment in additional receivables]/ to the holders of the notes for distribution in respect of principal of the notes as described under “—Payments to Noteholders,” an amount equal to the Noteholders’ Principal Distributable Amount minus any amounts allocated under clauses [(3)] [[,][and] (5)] [[,][and] (7)] [[,][and] (9)] [[,][and] (11)] [and (13)] above;
[(16)]	[to the swap counterparty, any Subordinate Swap Termination Payment Amounts;]
[(17)]	[(A) on any payment date prior to the final scheduled maturity date for the Class [ ] Notes, if the sum of (i) Available Funds remaining after payment of clauses (1) through (13) above and (ii) the remaining available balance in the Class [ ] reserve account after payment of all amounts due pursuant to clause (13) above, is equal to or greater than the outstanding principal amount of the Class [ ] Notes, principal of the Class [ ] Notes in an amount equal to the outstanding principal amount of the Class [ ] Notes, otherwise, in an amount equal to Available Funds remaining after payment of clauses (1) through [(14)] above; (B) on the final scheduled payment date for the Class [ ] Notes, principal to the Class [ ] Notes in an amount equal to the outstanding principal amount of the Class [ ] Notes;]
[(18)	to the asset representations reviewer, all fees, expenses and indemnities due but not paid under clause (1) above;] [and]
[(19)]	[to the servicer, the servicing fee and all unpaid servicing fees with respect to prior collection periods;] [and]]
[(20)]	to the certificateholders, any remaining amounts.

In the event that the Available Funds for a payment date are not sufficient to make the full amount of the payments and deposits required by clauses (1) through [(13)] above on that payment date, in accordance with the instructions of the servicer, the indenture trustee will withdraw from the reserve account [or draw upon the reserve account letter of credit] on that payment date an amount equal to that shortfall, to the extent of funds available therein, and pay or deposit that amount according to the priorities specified in clauses (1) through [(13)] above. [add for eligible horizontal cash reserve account:, provided that, amounts withdrawn from the reserve account will not be used to pay any fees or expenses of the sponsor or affiliates of the sponsor, including the servicer and the administrator.]

[If any Class A-1 Notes remain outstanding after the [ ] 20[ ] payment date, any accrued and unpaid interest on, and any outstanding principal of, the Class A-1 Notes will be due and payable on the special payment date. Such amounts will be payable to the holders of the Class A-1 Notes on the special payment date from Available Funds for the regularly scheduled [ ] 20[ ] payment date. In the event that such Available Funds are not sufficient to make the full amount of such payments due to the holders of the Class A-1 Notes on the special payment date, the indenture trustee, in accordance with the instructions of the servicer (based on information contained in the related servicer certificate), will withdraw funds from the reserve account and apply those funds to make such payments.]

In the event that the notes are declared to be due and payable following the occurrence of an event of default under the indenture, Available Funds will be distributed in the following order of priority:

(1)	[pro rata to (a) the swap counterparty, the Monthly Swap Payment Amount and (b)] [to the owner trustee, [the grantor trust trustee,] the indenture trustee and the asset representations reviewer, all fees, expenses and indemnities due to each such party and not previously paid by the servicer or the administrator, as applicable, on a pro rata basis based on amounts due and payable to each party;]
(2)	[pro rata (a)] to the holders of the Class A Notes, the aggregate accrued and unpaid interest on each class of the Class A Notes [and (b) to the swap counterparty, any Senior Swap Termination Payment Amounts]
(3)	to the holders of the Class A[-1] Notes, the aggregate outstanding principal amount of such class, [and then to the holders of the Class A-2 Notes, Class A-3 Notes [,][and] Class A-4 Notes [and the Class A-5 Notes], pro rata, the aggregate outstanding principal amount of each such class of the notes]/[then, to the holders of the Class A-2 Notes, the aggregate outstanding principal amount of such class, then to the holders of the Class A-3 Notes, the aggregate outstanding principal amount of such class, [,][and] then to the holders of the Class A-4 Notes, the aggregate outstanding principal amount of such class [and then to the holders of the Class A-5 Notes, the aggregate outstanding principal amount of such class]];
[(4)	to the holders of the Class B Notes, the accrued and unpaid interest on the Class B Notes;]
[(5)	to the holders of the Class B, the aggregate outstanding principal amount of the Class B Notes;]
[(6)	to the holders of the Class C Notes, the accrued and unpaid interest on the Class C Notes;]
[(7)	to the holders of the Class D Notes, the accrued and unpaid interest on the Class D Notes;]
[(8)	to the holders of the Class C, the aggregate outstanding principal amount of the Class C Notes;]
[(9)	to the holders of the Class E Notes, the accrued and unpaid interest on the Class E Notes;]
[(10)	to the holders of the Class D Notes, the aggregate outstanding principal amount of the Class D Notes;]
[(11)	to the holders of the Class E Notes, the outstanding principal amount of the Class E Notes;]
[(12)	to the holders of the Class F Notes, the accrued and unpaid interest on the Class F Notes;]
[(13)	to the holders of the Class E Notes, the aggregate outstanding principal amount of the Class E Notes;]
[(14)	to the holders of the Class F Notes, the outstanding principal amount of the Class F Notes;]
[(15)]	[to the swap counterparty, any Subordinate Swap Termination Payment Amounts;][and]
[(16)]	[(A) on any payment date prior to the final scheduled maturity date for the Class [ ] Notes, if the sum of (i) Available Funds remaining after payment of clauses (1) through [(14)] above and (ii) the remaining available balance in the Class [ ] reserve account after payment of all amounts due pursuant to clause [(14)] above, is equal to or greater than the outstanding principal amount of the Class [ ] Notes, principal of the Class [ ] Notes in an amount equal to the outstanding principal amount of the Class [ ] Notes, otherwise, in an amount equal to Available Funds remaining after payment of clauses (1) through [(15)] above, until the Class [ ] Notes have been paid in full;][and]
[(17)]	[to the reserve account letter of credit bank, any unreimbursed draws on the reserve account letter of credit]; [and]
[(18)]	[to the servicer, the servicing fee and all unpaid servicing fees with respect to prior collection periods;] [and]]
[(19)]	to the certificateholders, any remaining amounts.

Upon the distribution of any amounts to the certificateholders, the noteholders will not have any rights in, or claims to, these amounts.

The following chart shows how payments from Available Funds are made on each payment date [(other than the special payment date)]. [(1)][(2)]

[(1) As described in the definition of “Available Funds,” such amounts available for each payment date are reduced by the servicing fee for that payment date and any previously unpaid servicing fees prior to the distributions shown in this chart.]

[(2) During an acceleration of the notes upon an event of default with respect to a transaction that includes a grantor trust, amounts owed to the grantor trust trustee will be payable first priority at the same level as the amounts owed to the owner trustee, indenture trustee and assets representations reviewer indicated above, to the extent not paid by the administrator. Such chart on such transaction will include such illustration.]

Payments to Noteholders

On each payment date:

(1) all amounts allocated to the holders of the Class A Notes in respect of interest on the Class A Notes will be paid to the holders of the Class A Notes pro rata based upon the aggregate amount of interest due to the holders of such notes;

(2) all amounts allocated to the holders of the Class B Notes in respect of interest on the Class B Notes will be paid to the holders of the Class B Notes; [and]

(3) [all amounts allocated to the holders of the Class C Notes in respect of interest on the Class C Notes will be paid to the holders of the Class C Notes]; [and]

[(4) all amounts allocated to the holders of the Class D Notes in respect of interest on the Class D Notes will be paid to the holders of the Class D Notes]; [and]

[(5) all amounts allocated to the holders of the Class E Notes in respect of interest on the Class E Notes will be paid to the holders of the Class E Notes; [and]

[(6) all amounts allocated to the holders of the Class F Notes in respect of interest on the Class F Notes will be paid to the holders of the Class F Notes; and]

[(7)] all amounts allocated to the holders of the notes in respect of principal of the notes will be paid to the holders of the notes in the following order of priority:

•	to the Class A[-1] Notes[, pro rata among the Class A-1a Notes and the Class A-1b Notes,] until they are paid in full;

•	[to the Class A-2 Notes[, pro rata among the Class A-2a Notes and the Class A-2b Notes,] until they are paid in full;]

•	[to the Class A-3 Notes[, pro rata among the Class A-3a Notes and the Class A-3b Notes,] until they are paid in full;]

•	[to the Class A-4 Notes[, pro rata among the Class A-4a Notes and the Class A-4b Notes,] until they are paid in full; [and]]

•	[[to the Class A-5 Notes[, pro rata among the Class A-5a Notes and the Class A-5b Notes,] until they are paid in full[.][; and]]]

•	[to the Class B Notes[, pro rata among the Class Ba Notes and the Class Bb Notes,] until they are paid in full[.][; and]]

•	[to the Class C Notes[, pro rata among the Class Ca Notes and the Class Cb Notes,] until they are paid in full[.][; and]]

•	[to the Class D Notes[, pro rata among the Class Da Notes and the Class Db Notes,] until they are paid in full[.][; and]]

•	[to the Class E Notes[, pro rata among the Class Ea Notes and the Class Eb Notes,] until they are paid in full[.][; and]]

•	[to the Class F Notes[, pro rata among the Class Fa Notes and the Class Fb Notes,] until they are paid in full.]

In addition, on and after the final scheduled payment date for any class of notes, if any principal amount remains outstanding, the indenture trustee, in accordance with the instructions of the servicer (based on the information contained in the related Servicer Certificate), will apply funds from the reserve account [or draw on the reserve account letter of credit][and the Class [ ] reserve account] to repay such class of notes in full. [add for eligible horizontal cash reserve account: Amounts withdrawn from the reserve account will not be paid to World Omni Financial Corp. or any of its affiliates in respect of amounts owing to a noteholder to the extent that World Omni Financial Corp. or any of its affiliates is a noteholder.]

The indenture trustee will remit payments to holders of record of the notes as of the close of business on the record date applicable to the payment date. The record date for a particular payment date generally will be the business day immediately preceding that payment date.

If the notes are declared to be due and payable following the occurrence of an event of default, the issuing entity will pay principal of the notes in the following order of priority:

(1) to the holders of the Class A[-1] Notes[, pro rata based upon their respective unpaid principal amount,] until they are paid in full;

[(2) [to the holders of the other Class A Notes pro rata based upon their respective unpaid principal amount until they are paid in full]/[to the holders of the remaining Class A Notes sequentially until they are paid in full]; [and]]

[(3) to the holders of the Class B Notes until they are paid in full[.][; and]]

[(4) to the holders of the Class C Notes until they are paid in full[.][; and]]

[(5) to the holders of the Class D Notes until they are paid in full[.][; and]]

[(6) to the holders of the Class E Notes until they are paid in full[.][; and]]

[(7) to the holders of the Class F Notes until they are paid in full.]

[Risk Retention] Reserve Account

On the closing date, the servicer, for the benefit of [add for eligible horizontal cash reserve account: the issuing entity,][the noteholders and the certificateholders] will cause to be established and maintained with the indenture trustee in the name of the [add for eligible horizontal cash reserve account: issuing entity][indenture trustee on behalf of the noteholders], a reserve account bearing a designation clearly indicating that funds deposited therein are held for the benefit of the [add for eligible horizontal cash reserve account: issuing entity][noteholders and certificateholders]. The reserve account [and the reserve account letter of credit] will provide protection to the noteholders by adding an additional potential source of funds available to make payments on the securities. On the closing date, the depositor will cause to be deposited into the reserve account cash or eligible investments [or available under the reserve account letter of credit] in the amount of $[      ][ if the aggregate initial principal amount of the notes is $[  ], and $[  ], if the aggregate initial principal amount of the notes is $[  ]] (the “Reserve Account Initial Deposit”), which, in each case, is equal to approximately [  ]% of the aggregate starting principal balance of the [initial] receivables [as of the initial cutoff date] [less the YSOC Amount as of the [initial] cutoff date]. However, on or prior to the closing date, the depositor may, in its sole discretion, increase the amount of the Reserve Account Initial Deposit. Any such increase in the Reserve Account Initial Deposit will result in a corresponding increase to the Required Reserve Amount. [The indenture trustee will deposit investment earnings on funds in the reserve account, net of losses and investment expenses, into the collection account.] [In addition, on each date during the funding period on which subsequent receivables are transferred to the issuing entity, cash or eligible investments in an amount equal to [      ]% of the aggregate starting principal balance of the subsequent receivables as of the related subsequent cutoff date [less the YSOC Amount of the subsequent receivables as of the [related subsequent cutoff date][end of the related collection period]] (the “reserve account subsequent transfer deposit”) will be withdrawn from the pre-funding account and deposited into the reserve account.]

The indenture trustee will hold amounts allocated from time to time to the reserve account for the benefit of [noteholders][add for eligible horizontal cash reserve account: the issuing entity]. On each payment date [(other than the special payment date)], in accordance with the instructions of the servicer (based on information contained in the related Servicer Certificate), the indenture trustee will apply funds from the reserve account [or draw on the reserve account letter of credit] to make the payments in the pre-acceleration priority of payment clauses (1) through [(13)] of the first paragraph under “—Distributions— Allocations and Distributions” above that are not covered by collections on the receivables[, net amounts received by the issuing entity under the Interest Rate [Swaps][Caps] and amounts available from the negative carry account] [add for eligible horizontal cash reserve account: , provided that, amounts withdrawn from the reserve account will not be used to pay any fees or expenses of the sponsor or affiliates of the sponsor, including the servicer and the administrator]. In addition, on the final scheduled payment date for any class of notes, if any principal amount remains outstanding, or if the notes are accelerated as a result of a payment default, in accordance with the instructions of the servicer (based on information contained in the related Servicer Certificate), the indenture trustee will apply funds from the reserve account [or draw on the reserve account letter of credit] to repay such class of notes in full.

[If any Class A-1 Notes remain outstanding after the [ ] 20[ ] payment date, any accrued and unpaid interest on, and any outstanding principal of, the Class A-1 Notes will be due and payable on the special payment date. Such amounts will be payable to the holders of the Class A-1 Notes on the special payment date from available funds for the regularly scheduled [ ] 20[ ] payment date. In the event that such Available Funds are not sufficient to make the full amount of such payments due to the holders of the Class A-1 Notes on the special payment date, the indenture trustee, in accordance with the instructions of the servicer (based on information contained in the related Servicer Certificate), will withdraw funds from the reserve account and apply those funds to make such payments.]

On each payment date [(other than the special payment date)], in accordance with the instructions of the servicer (based on information contained in the related Servicer Certificate), the indenture trustee will deposit into the reserve account up to the Required Reserve Amount [and reimburse the reserve account letter of credit bank for any unreimbursed draws], Available Funds remaining after payment of the items specified in the pre-acceleration priority of payment clauses (1) through [(13)] under “—Distributions—Allocations and Distributions” above [add for eligible horizontal cash reserve account: , provided that, amounts withdrawn from the reserve account will not be used to pay any fees or expenses of the sponsor or affiliates of the sponsor, including the servicer and the administrator.

[If the amount on deposit in the reserve account on any payment date (after giving effect to all deposits therein or other withdrawals therefrom on such payment date) is greater than the Required Reserve Amount for the related payment date, the excess amount will be added to the Available Funds for that payment date.]

After the payment in full[, or the provision for such payment,] of all accrued and unpaid interest on the notes and the outstanding principal amount of the notes[, and the final distribution on the certificates,] the amount required to be retained in the reserve account will be reduced to zero and, in accordance with the instructions of the servicer (based on information contained in the related Servicer Certificate), the indenture trustee will distribute any remaining funds in the reserve account to the [certificateholders][depositor].

The reserve account [and the reserve account letter of credit] [is][are] intended to enhance the likelihood of receipt by noteholders of the full amount of principal and interest due them and to decrease the likelihood that the noteholders will experience losses. However, in some circumstances, the reserve account [and the reserve account letter of credit] could be depleted. If the amount required to be withdrawn from the reserve account [or drawn under the reserve account letter of credit] to cover shortfalls in collections on the receivables exceeds the amount then allocated to the reserve account [or available for draw under the reserve account letter of credit], noteholders could incur losses or a temporary shortfall in the amounts distributed to the noteholders could result, which could, in turn, increase the average lives of or decrease the yield on the notes.

[Class [ ] Reserve Account

On the closing date, the servicer, for solely the benefit of the holders of the Class [ ] Notes will cause to be established and maintained with the indenture trustee in the name of the indenture trustee on behalf of the holders of the Class [ ] Notes, a reserve account bearing a designation clearly indicating that funds deposited therein are held for the benefit of the holders of the Class [ ] Notes. Amounts on deposit in the Class [ ] reserve account, if any, will be applied to make payments on the Class [ ] Notes in accordance with the priority of payments to the extent those amounts remain unsatisfied after the application of collections and other Available Funds in accordance with the priority of payments.

The Class [ ] reserve account provides credit enhancement solely to the Class [ ] Notes by adding an additional potential source of funds available to make payments on the Class [ ] Notes. Pursuant to the indenture, the issuing entity will establish the Class [ ] reserve account with the indenture trustee.

The Class [ ] reserve account will be funded by an initial deposit on the closing date of $[    ], [and if the aggregate initial principal amount of the notes is $[    ], the Class [ ] reserve account will be funded by an initial deposit on the closing date of $[    ],] (the “Class [ ] Reserve Account Initial Deposit”) which, in each case, is equal to approximately [  ]% of the aggregate starting principal balance of the [initial] receivables [as of the initial cutoff date] [less the YSOC Amount as of the [initial] cutoff date].

Amounts on deposit in the Class [ ] reserve account will be invested in certain eligible investments that mature not later than the business day prior to the following payment date.

Amounts on deposit in the Class [ ] reserve account will be withdrawn, to the extent necessary, (i) on each payment date, to fund any deficiencies in the payments of the issuing entity’s interest payments on the Class [ ] Notes and (ii) on the final scheduled payment date for the Class [ ] Notes, to fund any deficiencies in the payments of the issuing entity’s principal payments of the Class [ ] Notes. On any payment date, if the sum of the remaining available balance in the Class [ ] reserve account after payment of clause ([ ]) under “—Distributions—Allocations and Distributions” and remaining Available Funds after payment of clauses ([ ]) through ([ ]) under “—Distributions—Allocations and Distributions” is equal to or greater than the outstanding principal amount of the Class [ ] Notes, amounts on deposit in the Class [ ] reserve account will be withdrawn, to the extent necessary, to pay the outstanding principal amount of the Class [ ] Notes. Once the Class [ ] Notes are paid in full, any remaining amounts on deposit in the Class [ ] reserve account will be payable to the depositor and will not be subject to the lien of the indenture.]

[Pre-Funding Account]

[The servicer will establish and maintain the pre-funding account in the name of the indenture trustee for the benefit of the noteholders solely to hold funds to pay to the depositor for additional receivables transferred during the funding period. The “funding period” will be the period from and including the closing date to and including the earliest of (1) the date on which the amount on deposit in the pre-funding account (after giving effect to the acquisition of all subsequent receivables, including any subsequent receivables acquired on that date) is not greater than $100,000, (2) the occurrence of an event of default under the indenture, (3) the occurrence of a servicer default under the sale and servicing agreement, (4) the occurrence of specified events of insolvency with respect to the depositor or the servicer, and (5) the close of business on the last business day of [      ]. The duration of the pre-funding period will not extend beyond one year after the date of issuance of the notes and the amount of proceeds deposited into the pre-funding account will not exceed 25% of the offering proceeds. Any funds on deposit in the pre-funding account and not yet invested in additional receivables will be invested in eligible investments. Monies on deposit in the pre-funding account will not be available to cover losses on or in respect of the receivables.]

[On the closing date, the pre-funding account will be created and the depositor will make an initial deposit of $[      ], which shall equal [      ]% of the aggregate initial principal amount of the notes. On each subsequent transfer date during the funding period (1) an amount equal to [      ]% of the starting principal balances of all subsequent receivables transferred to the issuing entity on such subsequent transfer date [less the YSOC Amount of those subsequent receivables as of the related subsequent cutoff date] will be withdrawn from the pre-funding account and (2) from those funds, an amount equal to the related reserve account subsequent transfer deposit will be deposited into the reserve account and the remainder will be paid to the depositor as payment for such subsequent receivables. If the balance of funds on deposit in the pre-funding account as of the end of the funding period is greater than zero, the issuing entity will apply the remaining pre-funded amount to make a mandatory prepayment of the notes in accordance with the priorities set forth under “The Notes—Payments of Principal” in this prospectus. To the extent required by the rules and regulations of the SEC, information regarding the characteristics of the subsequent receivables and the pool assets will be included in a Form 8-K filed by the issuing entity upon the transfer of subsequent receivables into the issuing entity and information regarding distribution and pool performance will be included in a Form 10-D filed by the issuing entity for each related collection period following such transfer.]

[To the extent funds are deposited into the pre-funding account, the depositor will be obligated to convey subsequent receivables to the issuing entity, subject only to the availability of additional receivables and the satisfaction of certain conditions precedent and the eligibility criteria described under “The Receivable Pool—The Initial Pool” and “—Subsequent Receivables” in this prospectus. It is expected that the additional receivables will have an aggregate principal balance approximately equal to the pre-funded amount. In connection with the transfer of subsequent receivables, World Omni Financial Corp. and the depositor will represent that the requirements discussed above are satisfied, but there will be no independent verification to confirm such representations. The underwriting criteria for subsequent receivables will be substantially the same in all material respects as those for the initial receivables. If the pre-funded amount is not fully utilized by the end of the funding period, the remaining pre-funded amount will be applied to prepay securities.]

[Any conveyance of additional receivables to the issuing entity is subject to the satisfaction of the conditions precedent and conditions subsequent specified in this prospectus. If any of these conditions are not met with respect to any additional receivables within the time period specified in this prospectus, World Omni Financial Corp. will be required to repurchase the additional receivables from the issuing entity at the Purchase Amounts. We refer you to “Description of the Trust Documents—Sale and Assignment of Receivables.”]

[Negative Carry Account]

[If there is a funding period, the servicer will establish and maintain the negative carry account in the name of the indenture trustee for the benefit of the noteholders. On the closing date, $[      ] will be deposited into the negative carry account (“negative carry account initial deposit”). The negative carry account initial deposit will equal the Maximum Negative Carry Amount as of the closing date. On subsequent payment dates, the servicer will instruct the indenture trustee to withdraw from the negative carry account and deposit into the collection account an amount equal to the Negative Carry Amount for that payment date. If the amount on deposit in the negative carry account on any payment date, after giving effect to the withdrawal of the Negative Carry Amount for that payment date, is greater than the Maximum Negative Carry Amount for that payment date, the excess will become part of Available Funds. All amounts remaining on deposit in the negative carry account on the payment date immediately following the collection period in which the last day of the funding period occurs, after giving effect to all withdrawals therefrom on that payment date, will become part of Available Funds.]

Overcollateralization

Overcollateralization represents the amount by which the aggregate principal balance of the receivables held by the issuing entity [less the YSOC Amount of those receivables] [plus amounts, if any, in the pre-funding account] exceeds the aggregate outstanding principal amount of the notes [(other than the Class [ ] Notes)]. This excess creates credit enhancement by allowing for some amount of losses on the receivables before a shortfall in funds available to make payments on the securities would occur. Overcollateralization as of the closing date is expected to be approximately [      ]% of the aggregate starting principal balance of the [initial] receivables [less the YSOC Amount of the [initial] receivables as of the [initial] cutoff date]. [Also, on any date on which subsequent receivables are transferred to the issuing entity during the [pre-funding period][Revolving Period], additional overcollateralization will be added to the issuing entity in an amount equal to approximately [      ]% of the aggregate starting principal balance of the subsequent receivables transferred to the issuing entity on that date [less the YSOC Amount of those subsequent receivables as of the [related cutoff date][end of the related collection period].]

The application of funds according to clause ([15]) of the first paragraph under “—Distributions—Allocations and Distributions” is designed to increase the level of overcollateralization as of any payment date [(other than the special payment date)] to a target amount of [(i)] [      ]% of the aggregate principal balance of the receivables as of the [cutoff date][end of the related collection period] [less the YSOC Amount of those receivables as of the last day of the related collection period] [for so long as the Class [ ] Notes are outstanding] and (ii) [      ]% of the aggregate principal balance of the receivables as of the end of the [cutoff date][related collection period [less the YSOC Amount of those receivables as of the last day of the related collection period] [after the Class [ ] Notes are paid in full], but not less than [      ]% of the aggregate starting principal balance of the receivables [less the YSOC Amount as of the closing date (which will be the YSOC Amount as calculated as of the cutoff date)] [plus [ ]% of the aggregate starting principal balance of any subsequent receivables transferred to the issuing entity [less the YSOC Amount of those subsequent receivables as of the [related cutoff date][end of the related collection period]]].

[The YSOC Amount]

The YSOC Amount, with respect to any collection period and the related payment date, or with respect to the [initial cutoff date or any subsequent] cutoff date, is the aggregate amount by which the principal balance as of the last day of such collection period or the [respective] cutoff date of [each of] the related receivables with a contract rate less than the Required Rate, other than a Defaulted Receivable, exceeds the present value, calculated using a discount rate of the Required Rate, of each scheduled payment of each such receivable assuming such scheduled payment is made on the last day of each month and each month has 30 days. This pool overcollateralization will be created on the closing date and each subsequent closing date to provide credit enhancement to compensate for low contract rates on certain receivables.

Indenture

Notwithstanding the description of events of default under the indenture and resulting rights of noteholders in this prospectus under the caption “Description of the Trust Documents—Indenture—Events of Default; Rights upon Events of Default,” until the Class A Notes have been paid in full, the failure to pay interest due on the Class B Notes will not be an event of default under the indenture [[,][and] until the Class A Notes and the Class B Notes have been paid in full, the failure to pay interest due on the Class C Notes will not be an event of default under the indenture][[,][and] until the Class A Notes, the Class B Notes and the Class C Notes have been paid in full, the failure to pay interest due on the Class D Notes will not be an event of default under the indenture][[,][and] until the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have been paid in full, the failure to pay interest due on the Class E Notes will not be an event of default under the indenture][and until the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes have been paid in full, the failure to pay interest due on the Class F Notes will not be an event of default under the indenture]. Pursuant to the Trust Indenture Act of 1939, as amended, the indenture trustee may be deemed to have a conflict of interest and be required to resign as indenture trustee for any of the Class A Notes or the Class B Notes [[,][or] the Class C Notes] [[,][or] the Class D Notes] [[,][or] the Class E Notes] [or the Class F Notes], as the case may be, if a default occurs under the indenture. In these circumstances, the indenture will provide for one or more successor indenture trustees to be appointed for the Class A Notes [and/or][,] the Class B Notes[[,][and] the Class C Notes][,][and] the Class D Notes][[,][and] the Class E Notes][and the Class F Notes], in order that there be a separate indenture trustee for each class of notes. So long as any amounts remain unpaid with respect to the Class A Notes, only the indenture trustee for the holders of the Class A Notes will have the right to exercise remedies under the indenture, but the holders of the Class B Notes will be entitled to their respective share of any proceeds of enforcement, subject to the subordination of the Class B Notes to the Class A Notes as described in this prospectus, and only the holders of the Class A Notes will have the right to waive events of default under the indenture, waive servicer termination events or direct or consent to any action to be taken, including sale of the receivables, until the Class A Notes are paid in full. Upon repayment of the Class A Notes in full, all rights to exercise remedies under the indenture will transfer to the indenture trustee for the Class B Notes, and only the holders of the Class B Notes will have the right to waive events of default under the indenture, waive servicer termination events or direct or consent to any action to be taken, including sale of the receivables, until the Class B Notes are paid in full. [Upon repayment of the Class A Notes and the Class B Notes in full, all rights to exercise remedies under the indenture will transfer to the indenture trustee for the Class C Notes, and only the holders of the Class C Notes will have the right to waive events of default under the indenture, waive servicer termination events or direct or consent to any action to be taken, including sale of the receivables, until the Class C Notes are paid in full.] [Upon repayment of the Class A Notes, the Class B Notes and the Class C Notes in full, all rights to exercise remedies under the indenture will transfer to the indenture trustee for the Class D Notes, and only the holders of the Class D Notes will have the right to waive events of default under the indenture, waive servicer termination events or direct or consent to any action to be taken, including sale of the receivables, until the Class D Notes are paid in full.] [Upon repayment of the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes in full, all rights to exercise remedies under the indenture will transfer to the indenture trustee for the Class E Notes, and only the holders of the Class E Notes will have the right to waive events of default under the indenture, waive servicer termination events or direct or consent to any action to be taken, including sale of the receivables, until the Class E Notes are paid in full.] [Upon repayment of the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes in full, all rights to exercise remedies under the indenture will transfer to the indenture trustee for the Class F Notes, and only the holders of the Class F Notes will have the right to waive events of default under the indenture, waive servicer termination events or direct or consent to any action to be taken, including sale of the receivables, until the Class F Notes are paid in full.] Any resignation of the original indenture trustee as described below with respect to any class of notes will become effective only upon the appointment of a successor indenture trustee for such class of notes and the successor trustee’s acceptance of that appointment.

Each of the holders of the Class B Notes [[,][and] the Class C Notes][[,][and] the Class D Notes][[,][and] the Class E Notes] [and the Class F Notes], by accepting its respective interest in a Class B Note [[,][or] the Class C Note[, as applicable]] [[,][or] the Class D Note[, as applicable]] [[,][or] the Class E Note, as applicable][or the Class F Note, as applicable], will be deemed to have consented to any such delay in payment of interest on the Class B Notes [[,][and] the Class C Notes] [[,][and] the Class D Notes] [[,][and] the Class E Notes] [and the Class F Notes] and to have waived its right to institute suit for enforcement of any such payment, in each case in the circumstances and to the extent described above.

Events of Default; Rights upon Event of Default

Events of default under the indenture will consist of:

•	a default for five business days or more in the payment of any interest on any note of the Controlling Securities;

•	a default in the payment of the principal of or any installment of the principal of any such note when the same becomes due and payable, to the extent funds are available therefor, and on the related final scheduled payment date or redemption date;

•	a material default in the observance or performance of any covenant or agreement of the issuing entity, subject to notice and cure provisions;

•	any representation or warranty made by the issuing entity being materially incorrect as of the date it was made, subject to notice and cure provisions; or

•	some events of bankruptcy, insolvency, receivership or liquidation of the issuing entity, both voluntary and involuntary.

Notwithstanding the foregoing, a delay in or failure of performance referred to under the first four bullets above will not constitute an event of default for a period of 30 additional days after the applicable cure period under the indenture if such delay or failure was caused by force majeure or other similar occurrence. Upon the occurrence of any such event, each of the issuing entity and the indenture trustee, as applicable, shall not be relieved from using its best efforts to perform its obligations in a timely manner in accordance with the terms of the indenture and the issuing entity or the indenture trustee, as applicable, shall provide the indenture trustee (if such delay or failure is a result of a delay or failure by the issuing entity), the owner trustee, the noteholders and the certificateholders prompt notice of such failure or delay by it, together with a description of its efforts to so perform its obligations.

The indenture generally entitles noteholders to principal only to the extent of amounts deposited in the note distribution account. Therefore, the failure to pay principal on a class of notes generally will not result in the occurrence of an event of default until the final scheduled payment date for that class of notes.

If an event of default should occur and be continuing and is actually known by a responsible officer of the indenture trustee, the indenture trustee will transmit to each noteholder a notice of the event of default within 90 days after it obtains such actual knowledge. However, unless the event of default is caused by a default in the payment of principal of or interest on any note, the indenture trustee may withhold this notice as long as a committee of its officers determines that such withholding is in the interest of the noteholders.

If an event of default should occur and be continuing with respect to the notes, the indenture trustee or holders of the Controlling Securities evidencing at least a majority of the voting rights of the Controlling Securities may immediately declare the notes due and payable. This declaration of acceleration may, under some circumstances, be rescinded by the holders of the Controlling Securities evidencing at least a majority of the voting rights of the Controlling Securities.

If the notes are due and payable following an event of default, the indenture trustee may, or at the direction of holders of the Controlling Securities evidencing at least a majority of the voting rights of the Controlling Securities will, institute proceedings to collect amounts due or foreclose on the trust assets, exercise remedies as a secured party or sell the receivables. The indenture trustee is generally prohibited from selling the receivables following an event of default (other than an event of default related to the payment of principal of or interest on any note) unless:

•	the holders of all the outstanding notes consent to such sale;

•	the proceeds of such sale are sufficient to fully pay the outstanding notes; or

•	the indenture trustee determines that the future collections on the receivables would be insufficient to make payments on the notes and the indenture trustee obtains the consent of the holders of the Controlling Securities evidencing not less than 66 2/3% of the voting rights of the Controlling Securities.

If the notes have been declared to be due and payable following an event of default and such declaration and its consequences have not been rescinded and annulled, the indenture trustee may, but need not, elect to maintain possession of the trust estate. It is the desire of the indenture trustee, the trust and the noteholders that there be at all times sufficient funds for the payment of principal of and interest on the notes, and the indenture trustee shall take such desire into account when determining whether or not to maintain possession of the trust estate.

If an event of default occurs and is continuing with respect to the notes, the indenture trustee is generally under no obligation to exercise any of its rights or powers at the request or direction of any of the holders of such notes, unless the indenture trustee is provided with indemnity reasonably satisfactory to it. Subject to the provisions for indemnification and some limitations contained in the indenture, the holders of the Controlling Securities evidencing at least a majority of the voting rights of the Controlling Securities will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the indenture trustee. Holders of the Controlling Securities evidencing at least a majority of the voting rights of the Controlling Securities may, generally, waive any default with respect to the notes, except a default in the payment of principal or interest or a default with respect to a covenant or provision which cannot be modified without the consent of each holder.

Except for directions by noteholders with respect to dispute resolution, no noteholder will have the right to institute any proceeding with respect to the indenture, unless:

•	the holder previously has given to the indenture trustee written notice of a continuing event of default;

•	the holders of the Controlling Securities evidencing not less than 25% of the voting rights of the Controlling Securities have made a written request to the indenture trustee to institute such proceeding in its own name as indenture trustee;

•	the holder or holders have offered such indenture trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in complying with such request;

•	the indenture trustee has for 60 days after its receipt of such notice, request and offer of indemnity failed to institute such proceeding; and

•	no direction inconsistent with the written request has been given to the indenture trustee during the 60-day period by the holders of the Controlling Securities evidencing at least a majority of the voting rights of the Controlling Securities.

In connection with the above, in the event the indenture trustee shall receive conflicting or inconsistent requests and indemnity from two or more groups of noteholders, each representing less than a majority of the voting rights of the Controlling Securities, the indenture trustee will act at the direction of the group of noteholders representing the greater amount of the voting rights of the Controlling Securities. If the indenture trustee receives conflicting or inconsistent requests and indemnity from two or more groups of noteholders representing an equal amount of the voting rights of the Controlling Securities, the indenture trustee will notify the applicable noteholders and request a joint direction regarding what action, if any, will be taken, notwithstanding any other provision of the indenture. In addition, the indenture trustee and the noteholders, by accepting such notes, will covenant that they will not at any time institute against the issuing entity [or the grantor trust] any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

If an event of default shall occur, to the extent the indenture trustee has a conflicting interest including, without limitation, affiliation with any underwriter of a series as described in the Trust Indenture Act of 1939, as amended, the Indenture Trustee will resign as required thereby.

Material Covenants

The issuing entity may not consolidate with or merge into any other entity, unless the issuing entity meets specific conditions, including that the rating of the notes then in effect would not be reduced or withdrawn by the rating agencies hired by the sponsor to rate the notes as a result of such merger or consolidation.

The issuing entity will make negative covenants. These covenants generally provide that the issuing entity will not:

•	sell, transfer, exchange or otherwise dispose of any of the trust assets, except as expressly permitted by the trust documents or some related documents with respect to the issuing entity;

•	claim any credit on or make any deduction from the principal and interest payable in respect of the notes, other than amounts withheld under the Internal Revenue Code or applicable state law, or assert any claim against any present or former holder of such notes because of the payment of taxes levied or assessed upon the issuing entity;

•	dissolve or liquidate in whole or in part;

•	permit the validity or effectiveness of the indenture to be impaired or permit any person to be released from any covenants or obligations with respect to the notes under the indenture except as may be expressly permitted by the indenture;

•	permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance to be created on or extend to or otherwise arise upon or burden the trust assets or any part of the trust assets, or any interest in the trust assets or the proceeds of the trust assets, except for certain permitted liens; or

•	permit the lien of the indenture not to constitute a valid first priority security interest, except for certain permitted liens.

The issuing entity will engage only in the activities specified in this prospectus. The issuing entity will not incur, assume or guarantee any indebtedness other than indebtedness incurred pursuant to the notes, the indenture or other related documents.

Annual Compliance Statement

The issuing entity will be required to file annually with the indenture trustee a written officer’s statement as to the fulfillment of its obligations under the indenture, which will include a statement that to the best of the officer’s knowledge, the issuing entity has complied with all conditions and covenants under the indenture throughout that year, or, if there has been a default in the compliance of any condition or covenant, specifying each default known to that officer and the nature and status of that default.

Indenture Trustee’s Annual Report

The indenture requires the indenture trustee, if required by the Trust Indenture Act of 1939, to make available each year to all noteholders a brief report relating to its eligibility and qualification to continue as indenture trustee under the indenture, any amounts advanced by it under the indenture, the amount, interest rate and maturity date of any indebtedness owing by the issuing entity to the indenture trustee in its individual capacity, the property and funds physically held by such indenture trustee as such and any action taken by it that materially affects the notes and that has not been previously reported.

Modification of Indenture

The issuing entity and the indenture trustee may, with the consent of at least a majority of the outstanding principal amount of the Controlling Securities, execute a supplemental indenture to add provisions to, change in any manner or eliminate any provisions of, the indenture, or modify in any manner the rights of the noteholders, except that the consent of each holder of outstanding notes affected thereby will generally be required to:

•	change the due date of any installment of principal of or interest on any such note, or reduce its principal amount, interest rate or the redemption price;

•	impair the right to institute suit for the enforcement of some provisions of the indenture regarding payment or otherwise terminate or impair the lien of the indenture trustee on the trust assets;

•	reduce the percentage of the aggregate amount of the outstanding notes required to consent to supplemental indentures or to waive compliance or defaults;

•	liquidate the receivables when the proceeds of such sale would be insufficient to fully pay outstanding notes; or

•	terminate the lien of the indenture on any collateral or deprive the holder of the security afforded by the lien of the indenture.

The issuing entity and the indenture trustee may, without obtaining the consent of the noteholders but with prior notice to the rating agencies hired by the sponsor to rate the notes, execute a supplemental indenture to correct or amplify descriptions of property, evidence succession of the issuing entity, add to the covenants of the issuing entity, convey or transfer property to the indenture trustee, cure any ambiguity or inconsistency in the indenture, evidence and provide for a successor trustee, modify provisions necessary under applicable law or correct any manifest error in the terms of the indenture as compared to the terms set forth in this prospectus.

The issuing entity and the indenture trustee may also, without obtaining the consent of the noteholders, execute a supplemental indenture to add any provisions to or change in any manner or eliminate any of the provisions of the indenture or of modify in any manner the rights of such noteholders. Such a supplemental indenture will not materially and adversely affect the interest of any noteholder as evidenced by an officer’s certificate to that effect or, with five business’ days (or such shorter period as shall be acceptable to each rating agency hired by the sponsor to rate the notes) prior written notice to the rating agencies hired by the sponsor to rate the notes, no notice from any such agencies then rating the notes shall have been received that the amendment will result in a reduction in or withdrawal of its rating.

Satisfaction and Discharge of Indenture

The indenture will be discharged with respect to the trust assets securing the notes upon the delivery to the indenture trustee for cancellation of all such notes or, with some limitations, upon deposit with such indenture trustee of funds sufficient for the payment in full of principal and accrued interest on such notes; the payment of all other sums due under the indenture and the delivery to the indenture trustee of an officer’s certificate and opinion of counsel stating that all conditions precedent for the satisfaction and discharge of the indenture have been complied with.

[However, the indenture trustee will continue to act as indenture trustee under the indenture and the servicing agreement for the benefit of certificateholders until all payments in respect of the certificates have been paid in full.]

The Indenture Trustee

The indenture trustee may resign at any time with thirty days’ prior written notice to the issuing entity, in which event the issuing entity will appoint a successor indenture trustee. The issuing entity must remove any indenture trustee if that indenture trustee ceases to be eligible to continue as an indenture trustee including due to a violation of applicable law, is adjudged bankrupt or insolvent, has a receiver or other public officer take charge over it or its property, or otherwise becomes incapable of acting under the trust documents or if acting would result in a violation of applicable law. In those circumstances, the issuing entity will appoint a successor indenture trustee for the notes. Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee does not become effective until acceptance of the appointment by the successor indenture trustee. If no successor indenture trustee is appointed within sixty days of resignation or removal, the issuing entity, retiring indenture trustee or the holders of the Controlling Securities evidencing at least a majority of the voting rights of the Controlling Securities may petition a court of competent jurisdiction for the appointment of a successor indenture trustee.

Reports to Investors

On or prior to each payment date, the indenture trustee will post to its internet website described in “The Issuing Entity—The Indenture Trustee” in this prospectus, the Servicer Certificate prepared by the servicer setting forth the following:

(1) the amount of the distribution allocable to principal of each class of notes;

(2) the amount of the distribution allocable to interest on each class of notes;

[(3)] the amount of the distribution allocable to the certificateholders.

(4) the aggregate principal balance of the receivables pool as of the last day of the related collection period;

(5) the aggregate principal amount of, and the note pool factor for, each class of notes as of the last day of the preceding collection period, before and after giving effect to payments of principal under (1) above;

(6) the amount of the servicing fee paid to the servicer with respect to the related collection period, the amount of any unpaid servicing fees and the change in the amount from that of the prior payment date;

(7) the number and the aggregate Purchase Amount of receivables repurchased [or substituted] by World Omni Financial Corp. or purchased [or substituted] by the servicer.

(8) the Noteholders’ First Priority Principal Distributable Amount, if any, for the related payment date;

(9) the Noteholders’ Second Priority Principal Distributable Amount, if any, for the related payment date

[(10) the Noteholders’ Third Priority Principal Distributable Amount, if any, for the related payment date];

[(11) the Noteholders’ Fourth Priority Principal Distributable Amount, if any, for the related payment date];

[(12) the Noteholders’ Fifth Priority Principal Distributable Amount, if any, for the related payment date];

[(13)] the Noteholders’ Principal Distributable Amount for the related payment date;

[(14)] the interest rate [(including [the applicable Benchmark], as applicable)] for each class of notes for the related payment date;

[(15)] the amount of any interest carryover shortfall on the related payment date;

[(16)] the balance of the reserve account[and][,] [the amount available for draw under the reserve account letter of credit] [and the risk retention reserve account][and the Class [ ] reserve account] after giving effect to deposits and withdrawals to be made on that payment date;

[(17)] the Overcollateralization Target Amount for the related payment date;

[(18)] the number and amount of receivables at the beginning and end of the related collection period, the weighted average contract rate of the receivables and the weighted average remaining term of the receivables;

[(19)] delinquency, repossession and loss information on the receivables for the related collection period, and whether the Delinquency Trigger occurred;

[(20)] [the balance of the pre-funding account after giving effect to withdrawals to be made on the related payment date;]

[(21)] [the balance of the negative carry account after giving effect to withdrawals to be made on the related payment date;]

[(22)] [the Monthly Swap Payment Amount, the Senior Swap Termination Payment Amount and the Subordinate Swap Termination Payment Amount, if any];

[[(23)] the YSOC Amount for the related payment date]; [and]

[(24)] a material change in the depositor’s retained interest in the securitization transaction;

[(25)] any amounts payable by the issuing entity to the asset representations reviewer, indenture trustee[,] [or] owner trustee [or grantor trust trustee][.][;]

[(26)] [the amount, if any, reinvested in additional receivables during the Revolving Period, if any;]

[(27)] [if applicable, whether the Revolving Period has terminated early due to the occurrence of an Early Amortization Event; and]

[(28)] [if applicable, the balance in the accumulation account, after giving effect to changes in that accumulation account on that date.]

The first Servicer Certificate will also include [the percentage of each class of notes retained by the depositor on the closing date, if that percentage is materially different than [ ]%] [the fair value of [the Class [ ] notes and] the certificates as a percentage of the sum of the fair value of the notes and the certificates and the fair value of the certificates as a dollar amount as of the closing date, together with a description of any changes in the methodology or inputs and assumptions used to calculate the fair value], as described in “U.S. Credit Risk Retention.”

The Servicer Certificate will indicate each amount described in clauses (8), (9) [, (10)] [, (11)] [, (12)] and [(15)] above in the aggregate and as a dollar amount per $1,000 of initial principal amount of a class of notes. DTC will supply these Servicer Certificates to noteholders in accordance with its procedures

After the end of each calendar year, the indenture trustee will make available, to each person who was a noteholder [or certificateholder] during the year, a statement (based on information prepared by the servicer) containing certain information needed in the preparation of U.S. federal income tax returns.

Except for notices, reports and other documents expressly required to be furnished to the noteholders by the indenture trustee pursuant to the trust documents, the indenture trustee will not have any duty or responsibility to provide any noteholder with any other information concerning the issuing entity, the servicer or any other parties to any related documents which may come into the possession of the indenture trustee or any of its officers, directors, employees, agents, representatives or attorneys-in-fact.

Noteholder Communication

A beneficial owner of notes may send a written request to the issuing entity or to the servicer, on behalf of the issuing entity, stating that such beneficial owner is interested in communicating with other beneficial owners of notes about the possible exercise of rights under the trust documents. A beneficial owner of notes should send its request to [add address for receipt of written requests]. The requesting beneficial owner must include in the request a description of the method by which other beneficial owners of notes may contact the requesting beneficial owner. The issuing entity will promptly deliver any such request to the servicer. On receipt of a communication request, the servicer will include in the Form 10-D related to the collection period in which the communication request is received the following information:

•	a statement that the issuing entity received a communication request;

•	the date the request was received;

•	the name of the requesting beneficial owner of notes;

•	a statement that the requesting beneficial owner of notes is interested in communication with other beneficial owners of notes about the possible exercise of rights under the trust documents; and

•	a description of the method by which the other beneficial owners of notes may contact the requesting beneficial owner of notes.

The servicer will bear any costs associated with including the above information in the Form 10-D. The beneficial owners of notes will pay any costs associated with communicating with other beneficial owners, and no other transaction party, including the issuing entity, will be responsible for such costs. The beneficial owners of notes will not be required to indemnify any transaction party, including the issuing entity, in connection with exercising the communication right described under this “—Noteholder Communication” heading.

In order to make a request or demand or to provide notice to the issuing entity, the owner trustee, the indenture trustee, the depositor, the sponsor or the servicer under the trust documents, the requesting party must either be a noteholder of record or must provide a written certification stating that it is a beneficial owner of a note, together with at least one form of documentation such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a note, upon which the indenture trustee may conclusively rely.

Evidence as to Compliance

Annually, the servicer will make available to the issuing entity and the indenture trustee an officer’s certificate stating that to the best of such officer’s knowledge the servicer has complied with the servicing criteria set forth in the relevant SEC regulations for asset-backed securities transactions, including Item 1122 of Regulation AB, throughout the preceding twelve months or such shorter period as shall have elapsed since the closing date. If there has been a default in the fulfillment of any of these obligations, the officer’s certificate will describe the default. The servicer also will agree to give the indenture trustee notice of defaults by the servicer under the sale and servicing agreement.

The servicer will also furnish to the issuing entity and indenture trustee a statement from a firm of independent public accountants that attests to, and reports on, the assessment made by the servicer of compliance with the specified servicing criteria described above, during the preceding twelve months, relating to the servicing of receivables.

Noteholders may obtain copies of the statements and certificates by written request addressed to the indenture trustee.

Administration Agreement

World Omni Financial Corp. will serve as the administrator under the administration agreement among the issuing entity[[,] the grantor trust], the depositor, the indenture trustee and World Omni Financial Corp. World Omni Financial Corp., as administrator, will perform certain of the administrative duties and additional services of the owner trustee[[,] the grantor trust trustee] and the issuing entity that are assigned to it under the administration agreement[[,] the grantor trust agreement] and the other trust documents, as applicable. Significant duties of the administrator will be to monitor the performance of the issuing entity [and the grantor trust,] and to advise the owner trustee [and the grantor trust trustee, as applicable,] when action is necessary to comply with the respective duties and obligations of the issuing entity and the owner trustee [or the grantor trust and grantor trust trustee, as applicable,] under the trust documents. [Further, on behalf of the issuing entity, the administrator will perform the duties and obligations related to a transition from the then-current Benchmark, including but not limited to the determination of a Benchmark Transition Event and its related Benchmark Replacement Date and any Benchmark Replacement Conforming Changes pursuant to the indenture.] In furtherance of the foregoing, the administrator will take any appropriate action that is required to be taken by the issuing entity or the owner trustee[, and the grantor trust or the grantor trust trustee, as applicable,] pursuant to the trust documents. However, the administrator will not take any action with regard to any “non-ministerial matter,” as defined in the administration agreement, unless the trust documents authorize such action and the administrator has notified the owner trustee [or the grantor trust trustee, as applicable,] of the proposed action within a reasonable time. Except as otherwise noted in the trust documents, the administrator will not be obligated to make any payments to noteholders under any of the trust documents.

Description of the Certificates

[The certificates will represent fractional undivided interests in the issuing entity and will be issued pursuant to the trust agreement. The certificates are not being offered hereby and all of the certificates, representing 100% of the equity in the issuing entity, will initially be held by the depositor, which may thereafter sell the certificates.] [The certificates will not bear interest.]

Trustee Indemnification and Trustee Resignation and Removal

Owner Trustee

In addition to receiving compensation for its services, as separately agreed to between the owner trustee and the administrator, the owner trustee will be indemnified by the administrator for any costs, expenses and disbursements that are imposed on the owner trustee relating to the trust documents, the owner trust estate and its administration or the action or inaction of the owner trustee. However, the owner trustee will not be indemnified for costs arising from its own willful misconduct or negligence, its failure to discharge liens on the trust estate that result from actions by or claims against it that are unrelated to the ownership or administration of the trust estate, any inaccuracy in its express representations and warranties or its own federal and state taxes. Such compensation and indemnity amounts will be payable by the administrator and, following an event of default and acceleration of the notes, will be payable from Available Funds to the extent not paid by the administrator.

The owner trustee may resign at any time by giving notice to the administrator and the administrator may remove the owner trustee at any time if the owner trustee is not able to legally act under the trust documents, ceases to be eligible in accordance with the terms of the trust agreement and has failed to resign after request of the administrator, or if the owner trustee is adjudged bankrupt or insolvent or is otherwise not in control of its property or affairs.

Upon the resignation or removal of the owner trustee, the administrator will appoint a successor owner trustee and will provide notice of the resignation or removal of the owner trustee and the acceptance of appointment by the successor owner trustee to the certificateholders, the noteholders, the indenture trustee [, the swap counterparty] and the rating agencies hired by the sponsor. Any successor owner trustee must at all times: (1) be a corporation that satisfies the provisions of Section 12-3807(a) of the Statutory Trust Act and be authorized to exercise corporate trust powers, (2) have a combined capital and surplus of at least $50,000,000 and (3) have (or have a parent which has) a long-term rating in any generic rating category which signifies investment grade by each rating agency hired by the sponsor or a rating otherwise acceptable to each such rating agency. Any costs associated with the resignation or removal of the owner trustee will be paid by the administrator.

[Grantor Trust Trustee

In addition to receiving compensation for its services, as separately agreed to between the grantor trust trustee and the administrator, the grantor trust trustee will be indemnified by the administrator for any costs, expenses and disbursements that are imposed on the grantor trust trustee relating to the trust documents, the grantor trust estate and its administration or the action or inaction of the grantor trust trustee. However, the grantor trust trustee will not be indemnified for costs arising from its own willful misconduct or negligence, its failure to discharge liens on the grantor trust estate that result from actions by or claims against it that are unrelated to the ownership or administration of the grantor trust estate, any inaccuracy in its express representations and warranties or its own federal and state taxes. Such compensation and indemnity amounts will be payable by the administrator and, following an event of default and acceleration of the notes, will be payable from Available Funds to the extent not paid by the administrator.

The grantor trust trustee may resign at any time by giving notice to the administrator and the administrator may remove the grantor trust trustee at any time if the grantor trust trustee is not able to legally act under the trust documents, ceases to be eligible in accordance with the terms of the grantor trust agreement and has failed to resign after request of the administrator, or if the grantor trust trustee is adjudged bankrupt or insolvent or is otherwise not in control of its property or affairs.

Upon the resignation or removal of the grantor trust trustee, the administrator will appoint a successor grantor trust trustee and will provide notice of the resignation or removal of the grantor trust trustee and the acceptance of appointment by the successor grantor trust trustee to the certificateholders, the noteholders, the indenture trustee [, the swap counterparty] and the rating agencies hired by the sponsor. Any successor grantor trust trustee must at all times: (1) be a corporation that satisfies the provisions of Section 12-3807(a) of the Statutory Trust Act and be authorized to exercise corporate trust powers, (2) have a combined capital and surplus of at least $[50,000,000] and (3) have (or have a parent which has) a long-term rating in any generic rating category which signifies investment grade by each rating agency hired by the sponsor or a rating otherwise acceptable to each such rating agency. Any costs associated with the resignation or removal of the grantor trust trustee will be paid by the administrator.]

Indenture Trustee

In addition to receiving reasonable compensation, as agreed in writing, the issuing entity will, or will cause the indenture trustee to be reimbursed by the administrator for the reasonable and documented out-of-pocket costs and expenses it incurs in connection with the administration of the indenture and the performance of its duties thereunder, including costs of collection. Such expenses shall include the reasonable and documented compensation and expenses, disbursements and advances of the indenture trustee’s agents, counsel, accountants and experts; provided, that, reimbursement for expenses and disbursements of any legal counsel to the indenture trustee, in connection with the closing of the transactions described in this prospectus, shall be subject to any limitations separately agreed upon before the closing date between the administrator and the indenture trustee. The indenture trustee will be indemnified by the issuing entity or the administrator for any loss, liability, claim, damage or expense (including reasonable and documented legal fees and expenses and including, without limitation, any legal fees, costs and expenses incurred in connection with any enforcement (including any action, claim or suit brought) by the indenture trustee of any indemnification or other obligation of the issuing entity or the administrator) it incurs in connection with the administration of the indenture and the performance of its duties thereunder. However, the indenture trustee will not be indemnified for any loss, liability, expense or cost determined to have been caused by its own willful misconduct, negligence or bad faith. Such compensation and indemnity amounts will be payable by the administrator and, following an event of default and acceleration of the notes, will be payable from Available Funds to the extent not paid by the administrator.

The indenture trustee may resign at any time by giving thirty days’ prior written notice to the issuing entity [and the swap counterparty]. The indenture trustee must resign after an event of default if resignation of the indenture trustee is required under the Trust Indenture Act of 1939. The indenture trustee must be removed by the issuing entity if the indenture trustee fails to comply with section 6.11 of the indenture, is adjudged bankrupt or insolvent, has a receiver or other public officer take charge over it or its property, or is otherwise incapable of acting under the trust documents or if acting would result in a violation of applicable law. The indenture trustee may also be removed by the noteholders if (1) it fails to comply with section 6.11 of the indenture and any noteholder petitions a court of proper jurisdiction to remove the indenture trustee and appoint a successor or (2) upon thirty days’ prior written notice to the indenture trustee, the holders of at least a majority of the outstanding principal amount of the Controlling Securities desire to remove the indenture trustee and appoint a new indenture trustee by notifying the indenture trustee and the depositor in writing of their decision and action.

The administrator, on behalf of the issuing entity, will appoint any successor indenture trustee except in the case of the outgoing indenture trustee’s removal by at least a majority of the holders of the outstanding Controlling Securities pursuant to item (2) in the preceding paragraph. Any successor indenture trustee must at all times (1) satisfy the requirements of Section 310(a) of the Trust Indenture Act of 1939, as amended, (2) have a combined capital and surplus of at least $50,000,000 and (3) be rated at least [     ] by [      ] and [      ] by [      ]. Additionally, any indenture trustee will be disqualified if at any time acting as such would result in a violation of applicable law. Any successor indenture trustee will deliver a written acceptance of its appointment to the outgoing indenture trustee and the issuing entity and will deliver a notice of its succession to the noteholders [and the swap counterparty]. Any costs associated with the resignation or removal of the indenture trustee will be paid by the administrator.

[Interest Rate [Swaps][Caps]]

[The issuing entity will enter into one or more interest rate [swaps][caps] with [      ] (the “[      ]”), as the [swap][cap] counterparty, to hedge its floating rate interest obligations with respect to any of [the Class [   ] Notes].]

[Under each Interest Rate Swap, the issuing entity will receive payments at a rate determined by reference to [the applicable Benchmark], which is the basis for determining the amount of interest due on [the Class [           ] Notes]. Under the Interest Rate Swaps, on each payment date, (1) the issuing entity will be obligated to pay the swap counterparty the applicable fixed interest rate set forth below on the basis of a 360-day year of twelve 30-day months on a notional amount equal to the outstanding principal amount of the related class of floating rate notes as of the preceding payment date or, in the case of the initial payment date, the initial principal amount of the related class of floating rate notes on the closing date, and (2) the swap counterparty will be obligated to pay to the issuing entity a floating interest rate of [the applicable Benchmark] for the related payment date plus the applicable spread set forth below on a notional amount equal to the outstanding principal amount of the related class of floating rate notes as of the preceding payment date or, in the case of the initial payment date, the initial principal amount of the related class of floating rate notes on the closing date.]

[The fixed rates to be used in calculating the issuing entity’s payments under the Interest Rate Swaps related to [the Class [      ] Notes] will be equal to [      ]% per annum. The spread to be used in calculating the swap counterparty’s payments under the Interest Rate Swaps related to [the Class [           ] Notes] will be equal to [        ]%.]

[On each payment date, the amount the issuing entity will be obligated to pay will be netted against the amount payable by the swap counterparty under the Interest Rate Swaps. Only the net amount will be payable by the issuing entity or the swap counterparty, as applicable.]

[Under each Interest Rate Cap, on the business day prior to the payment date, the cap counterparty will be obligated to pay the issuing entity an amount equal to the excess of the interest rate on each class or tranche of floating rate notes over an interest rate equal to a strike price specified in the related Interest Rate Cap, which amount will not be less than zero. The obligations of the cap counterparty under the Interest Rate Caps are unsecured.]

[The Interest Rate [Swaps][Caps] provide for specified events of default [and termination events.] [Events of default applicable to the issuing entity under the Interest Rate Swaps include [the failure to make payments due under the Interest Rate Swaps, the occurrence of certain bankruptcy-related events and a merger by the issuing entity without an assumption of its obligations under the Interest Rate Swaps].] [There will not be any events of default applicable to the issuing entity under the Interest Rate Caps.] [Events of default applicable to the [swap][cap] counterparty include[ the failure by the [swap][cap] counterparty to make payments due under the Interest Rate [Swap][Cap], the breach by the [swap][cap] counterparty of the agreement evidencing the Interest Rate [Swap][Cap] and the occurrence of certain bankruptcy-related events and a merger by the [swap][cap] counterparty without an assumption of its obligations under the Interest Rate [Swap][Cap]]. In addition, termination events, including illegality, specified tax events, the acceleration of the notes after the occurrence of an event of default and an amendment to the trust documents that is adverse to the swap counterparty is made without the swap counterparty’s consent, will apply to the issuing entity.]

[In the event that the [swap][cap] counterparty’s long-term or short-term ratings cease to be at the levels required by [insert rating agencies], the [swap][cap]counterparty will be obligated to obtain a guaranty from or assign its rights and obligations under the Interest Rate [Swaps][Caps] to another party reasonably acceptable to the issuing entity or post collateral to maintain the ratings of the notes. [Insert description of any additional rating agency requirements.] If the [swap][cap] counterparty has not taken one of the actions specified above within the specified time, the issuing entity may terminate the Interest Rate [Swaps][Caps].]

[If an event of default or a termination event occurs under the Interest Rate [Swaps][Caps], the non-defaulting party or the relevant affected party, as applicable, may elect to terminate the Interest Rate [Swaps][Caps]. In the event of the termination of the Interest Rate Swaps, a termination payment may be due (1) to the swap counterparty by the issuing entity out of funds that would otherwise be available to make distributions to the noteholders or the certificateholders or (2) to the issuing entity by the swap counterparty. The amount of the termination payment will be based on market quotations of the cost of entering into a similar swap transaction, in accordance with the procedures set forth in the Interest Rate Swaps. The termination payment could be substantial if market interest rates and other conditions have changed materially since the issuance of the notes.]

[The swap counterparty will have the right to consent to amendments under the indenture, the receivables purchase agreement, the sale and servicing agreement, the trust agreement, the administration agreement and the swap counterparty rights agreement, other than amendments that do not materially and adversely affect the interests of the swap counterparty.]

[The [Swap][Cap] Counterparty]

[[                        is the [swap][cap] counterparty. It is organized as a                 under the laws of                 . [To be inserted: description of the general character of the business of the [swap][cap]counterparty].]

[The long-term credit rating assigned to the [swap][cap]counterparty by [          ] is currently “[        ]” and by [           ] is currently “[          ].” The short-term credit rating assigned to the [swap][cap]counterparty by [            ] is currently “[           ]” and by [         ] is currently “          .”]

[Upon the occurrence of an event of default or termination event specified in the interest rate [swap][cap]agreement, the interest rate [swap][cap] agreement may be replaced with a replacement interest rate [swap][cap] agreement as described under “The Description of the Trust Documents—Interest Rate [Swap][Cap].”]

[[Swap][Cap] Agreement Significance Percentage]

[Based on a reasonable good faith estimate of maximum probable exposure calculated in accordance with World Omni Financial Corp.’s general risk management procedures, the significance percentage of the Interest Rate [Swap][Cap] is less than 10%.] [To be inserted if applicable — financial information required by Item 1115 of Regulation AB to the extent any provider of derivative instruments is liable or contingently liable to provide payments representing 10% or more of the cash flow.]

Amendments

The requirements of amending the indenture may be found in “Description of the Trust Documents—Indenture—Modification of Indenture.” Generally each of the other trust documents may be amended by the parties to that agreement without the consent of the indenture trustee or the holders of the notes for the purpose of curing any ambiguity or correcting or supplementing any of the provisions of those trust documents or of adding, changing, modifying or eliminating any of the provisions of those trust documents. These amendments require:

•	after providing prior written notice, no rating agency hired by the sponsor then rating the related securities shall have notified the sponsor that the amendment will result in a reduction in or withdrawal of its rating on the securities of that class; or

•	the delivery by the servicer of an officer’s certificate stating that the amendment will not materially and adversely affect the interest of any holder of the affected securities.

In addition, the depositor, the servicer, the issuing entity and the applicable trustee, with the consent of the holders of the Controlling Securities evidencing at least a majority of the voting rights of the Controlling Securities, unless the interests of the noteholders are not materially and adversely affected thereby, and the consent of the certificateholders evidencing at least a majority of the percentage interest in the certificates, unless the interests of the certificateholders are not materially and adversely affected thereby, may amend any of the trust documents other than the indenture for the purpose of adding, changing, modifying or eliminating any of the provisions of the trust documents. The consent of all holders of the notes is required, however, for any amendment that:

•	increases or reduces the amount or priority of, or accelerates or delays the timing of, collections of payments on the related receivables or distributions to holders of the notes; or

•	reduces the required percentage of the notes which are required to consent to these amendments.

Bankruptcy of the Issuing Entity [and the Grantor Trust]

Each of the owner trustee[[,] the grantor trust trustee[,]] the indenture trustee, the depositor, every certificateholder and every noteholder will covenant on its own behalf that it will not at any time institute against the issuing entity [or the grantor trust] any involuntary bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

To the fullest extent permitted by law, the owner trustee will not institute, or consent to the institution of, any proceedings to have the issuing entity declared or adjudicated bankrupt or insolvent and will not take any other voluntary Bankruptcy Action against the issuing entity. In addition, while the indenture is in effect, the certificateholders will not take any voluntary Bankruptcy Action against the issuing entity.

[Additionally, pursuant to the grantor trust agreement, to the fullest extent permitted by law, the grantor trust trustee will not institute, or consent to the institution of, any proceedings to have the grantor trust declared or adjudicated bankrupt or insolvent and will not take any other voluntary Bankruptcy Action against the grantor trust. In addition, while the indenture is in effect, the certificateholders will not take any voluntary Bankruptcy Action against the grantor trust.]

Termination

The obligations of the servicer, World Omni Financial Corp., the indenture trustee[, the grantor trust trustee] and the owner trustee pursuant to the trust documents will terminate upon the earlier to occur of:

•	all amounts required to be paid to the noteholders pursuant to the trust documents have been paid or set aside for payment; and

•	all monies or other property or proceeds of the issuing entity have been distributed in accordance with the trust documents.

Any outstanding notes will be redeemed concurrently with the events specified above. The resulting distribution to the noteholders of proceeds may affect the prepayment rate of the notes.

Voting Rights; Controlling Securities

Voting rights will be exercised by the holders of the Controlling Securities. Holders of senior securities may be the Controlling Securities until they are repaid in full. Notes owned by the issuing entity, any other obligor upon the notes, the depositor or any affiliate of any of the foregoing persons will be disregarded and deemed not to be outstanding in determining whether the holders of the requisite outstanding principal amount of the Controlling Securities have given any request, demand, authorization, direction, notice, consent or waiver under any trust document. [Only after the notes are no longer outstanding will the certificates have any of the rights of the Controlling Securities.]

U.S. CREDIT RISK RETENTION

Regulation RR requires the sponsor to retain, either directly or through a majority-owned affiliate, an economic interest in the credit risk of the receivables. The depositor is a wholly-owned affiliate of World Omni Financial Corp. and will retain the required economic interest in the credit risk of the receivables to satisfy the sponsor’s requirements under Regulation RR by [(i)] retaining the certificates [and (ii) funding an eligible horizontal cash reserve account on the closing date]. The depositor may transfer the required retained interest to another majority-owned affiliate of World Omni Financial Corp. on or after the closing date in accordance with Regulation RR.

[Combination Vertical and Horizontal Interest Option]

[The depositor will satisfy the risk retention requirements of Regulation RR by retaining a combination of an “eligible vertical interest” and an “eligible horizontal residual interest” under Regulation RR[, including by depositing funds into the [risk retention] reserve account]. The depositor expects that the percentage of the “eligible vertical interest” and the percentage of the fair value of the “eligible horizontal residual interest” [, including any amounts on deposit in the [risk retention] reserve account,] will equal at least [5%] percent of the sum of the fair value of the notes and the certificates on the closing date.]

[Include following disclosure for both Eligible Vertical Interest Option and Eligible Horizontal Residual Interest Option:]

[Eligible Vertical Interest Option]

[[The depositor’s retention of [ ]% of each class of notes and the certificates satisfies the requirements for an “eligible vertical interest” under Regulation RR.][The depositor’s retention of a single vertical security, which will have an initial principal amount of $[ ] (which equals [ ]% of the aggregate principal amount of the notes and certificates) and which will be entitled to receive [ ]% of all payments on the notes and the certificates, satisfies the requirements for an “eligible vertical interest” under Regulation RR.]] The depositor, or another majority-owned affiliate of World Omni Financial Corp., is required to retain this interest until the later of two years from the closing date, the date the aggregate principal balance of the receivables is one-third or less of the aggregate starting principal balance of the receivables, or the date the outstanding principal amount of the notes is one-third or less of the original outstanding principal amount. World Omni Financial Corp., the depositor or any of their affiliates may not hedge the retained interest during this period. If the percentage of each class of notes and the certificates retained by the depositor on the closing date is materially different than [ ]%, World Omni Financial Corp. will include the retained percentage in the first investor report.]

[By retaining the “eligible vertical interest,” the depositor will be a noteholder of [ ]% of each class of notes and will be entitled to receive [ ]% of all payments of interest and principal made on each class of notes and, if any class of notes incurs losses, will bear % of those losses. Each class of notes retained by the depositor as part of the “eligible vertical interest” will have the same terms as all other notes in that class, except that the notes retained by the depositor will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other trust document. For a description of the notes, and thus of the “eligible vertical interest,” and the credit enhancement available for notes, you should read “Description of the Notes” and “Description of the Trust Documents.”]

[Eligible Horizontal Residual Interest Option]

[Eligible Horizontal Cash Reserve Account]

[In order to satisfy in part its risk retention obligations, World Omni Financial Corp. will cause the issuing entity to establish, and the depositor to fund, on the closing date a reserve account in the name of and for the benefit of the issuing entity. The [risk retention reserve account][reserve account] is structured to be an “eligible horizontal cash reserve account” under Regulation RR of the Exchange Act, and will be funded by the retention of a portion of the purchase price for the offered notes on the closing date in the amount equal to at least $[ ] if the aggregate initial principal amount of the notes is $[ ], and at least $[ ], if the aggregate initial principal amount of the notes is $[ ]. [The risk retention reserve account will be established in addition to, and be administered separately from, the reserve account described under “Description of the Trust Documents—Distributions—Reserve Account”.] Funds on deposit in the [risk retention] reserve account may only be withdrawn while the notes are outstanding to make certain payments of principal and interest, and to pay expenses of the issuing entity, provided that, amounts withdrawn from the reserve account will not be used to pay any fees or expenses of the sponsor or affiliates of the sponsor, including the servicer and the administrator. For a description of the material terms of the [risk retention reserve account][reserve account], see “Description of the Trust Documents—Distributions” and “Description of the Trust Documents—Distributions—[Risk Retention] Reserve Account” in this prospectus.]

[Eligible Horizontal Residual Interest]

[[Additionally,] World Omni Financial Corp. intends to satisfy its obligation to retain credit risk by causing the depositor, its wholly owned subsidiary, to retain an eligible horizontal residual interest ("EHRI") in the form of [the Class [ ] Notes and] the certificates so long as the notes are outstanding and held by parties that are not majority-owned affiliates of World Omni Financial Corp. However, World Omni Financial Corp. or its majority-owned affiliate will no longer be required to hold the EHRI upon the latest to occur of:]

•	the date on which the aggregate principal balance of the receivables is less than or equal to 33% of the aggregate principal balance of the receivables as of the cutoff date,

•	the date on which the aggregate principal amount of the notes is less than or equal to 33% of the initial aggregate principal amount of the notes on the closing date, and

•	two years after the closing date.

[World Omni Financial Corp., the depositor and any of their affiliates may not transfer, finance, hedge or pledge the retained interest during this period, except as permitted under Regulation RR.]

[Retained Eligible Horizontal Residual Interest]

[[The Class [   ] Notes and] [t]he certificates are structured to be an EHRI. The fair value of [the Class [     ] Notes and][,] the certificates [and the face value of amounts on deposit in the [risk retention] reserve account,] as of the closing date [is][are] expected to represent at least 5% of the sum of the fair value of the notes and the certificates on the closing date.]

[The certificates will evidence the residual interest in the issuing entity and generally represent the right to receive any excess amounts not needed on any payment date [(other than the special payment date)] to pay the servicing fee, amounts owing the asset representations reviewer, make required payments on the notes and make deposits into the reserve account. [Also, payments on principal of and interest on the Class [   ] Notes is subordinated to the payment of and interest on the more senior classes of notes.] Because the certificates are subordinated to each class of notes [and the Class [   ] Notes are subordinated to each of the other classes of notes] and are only entitled to amounts not needed on a payment date to make payments on more senior interests issued by the issuing entity or to make other required payments or deposits according to the priority of payments described in "Description of the Trust Documents—Distributions," the certificates [and the Class [ ] Notes] absorb[s] all losses on the receivables before any losses are incurred by the more senior interests issued by the issuing entity. The payments available to the certificates will be primarily dependent on the cash flows of the pool of receivables. For a description of certain material terms of [the Class [ ] Notes] and the certificates, including with respect to their payment priority and rights upon an event of default, see [“Description of the Notes”, “Description of the Trust Documents—Indenture”,] "Description of the Trust Documents—Distributions" and "Description of the Trust Documents—Description of the Certificates" in this prospectus. [For a description of certain material terms of the risk retention reserve account, see “Description of the Trust Documents—Distributions” and “Description of the Trust Documents—Reserve Account.”] For a description of the credit enhancement available for the notes, including the excess spread and overcollateralization, you should read "Description of the Trust Document—Reserve Account",[and] "—Overcollateralization" [.][and "—The YSOC Amount]."]

[If the aggregate initial principal amount of the notes is $[   ],] [t]he fair value of the notes and the certificates is summarized below. The totals in the table may not sum due to rounding:]

Class of Securities	Range of Fair Values (in millions)	Range of Fair Values (as a percentage of the fair value of the notes and the certificates)
Class A Notes	[ ]	[ ]	%
Class B Notes	[ ]	[ ]	%
[Class C Notes	[ ]	[ ]	%]
[Class D Notes	[ ]	[ ]	%]
[Class E Notes	[ ]	[ ]	%]
[Class F Notes	[ ]	[ ]	%]
Fair Value of the Notes	[ ]	[ ]	%
Certificates	[ ]	[ ]	%
Total	[ ]	[ ]	%
[[Risk Retention] Reserve Account	[ ]	[ ]	%
Fair Value of the Certificates and [Risk Retention] Reserve Account	[ ]	[ ]	%]

[If the aggregate initial principal amount of the notes is $[  ], the fair value of the notes and the certificates is summarized below. The totals in the table may not sum due to rounding:]

Class of Securities	Range of Fair Values (in millions)	Range of Fair Values (as a percentage of the fair value of the notes and the certificates)
Class A Notes	[ ]	[ ]	%
Class B Notes	[ ]	[ ]	%
[Class C Notes	[ ]	[ ]	%]
[Class D Notes	[ ]	[ ]	%]
[Class E Notes	[ ]	[ ]	%]
[Class F Notes	[ ]	[ ]	%]
Fair Value of the Notes	[ ]	[ ]	%
Certificates	[ ]	[ ]	%
Total	[ ]	[ ]	%
[[Risk Retention] Reserve Account	[ ]	[ ]	%
Fair Value of the Certificates and [Risk Retention] Reserve Account	[ ]	[ ]	%]

[The sponsor determined the fair value of the notes[, the risk retention reserve account] and the certificates using a fair value measurement framework under generally accepted accounting principles. In measuring fair value, the use of observable and unobservable inputs and their significance in measuring fair value are reflected in the fair value hierarchy assessment, with Level 1 inputs favored over Level 3 inputs because Level 1 is the most objective whereas Level 3 is the most subjective.]

•   [Level 1 — inputs include quoted prices for identical instruments and are the most observable,

•   Level 2 — inputs include quoted prices for similar instruments and observable inputs such as interest rates and yield curves, and

•   Level 3 — inputs include data not observable in the market and reflect management judgment about the assumptions market participants would use in pricing the instrument.]

[The fair value of the notes is categorized within Level 2 of the hierarchy, reflecting the use of inputs derived from prices for similar instruments. The fair value of each class of the notes is assumed to be equal to the initial principal amount of such class of notes, or par. This reflects the expectation that the final interest rates of the notes will be consistent with the interest rate assumptions below:]

Class of Notes	Range of Interest Rate
Class A-1[a/b] Notes	[ ]%/[Benchmark] plus [ ]%
Class A-2[a/b] Notes	[ ]%/[Benchmark] plus [ ]%
Class A-3[a/b]Notes	[ ]%/[Benchmark] plus [ ]%
Class A-4[a/b] Notes	[ ]%/[Benchmark] plus [ ]%
[Class A-5[a/b] Notes	[ ]%/[Benchmark] plus [ ]%]
Class B[a/b] Notes	[ ]%/[Benchmark] plus [ ]%
[Class C[a/b] Notes	[ ]%/[Benchmark] plus [ ]%]
[Class D[a/b] Notes	[ ]%/[Benchmark] plus [ ]%]
[Class E[a/b] Notes	[ ]%/[Benchmark] plus [ ]%]
[Class F[a/b] Notes	[ ]%/[Benchmark] plus [ ]%]

[These interest rates are estimated based on recent pricing of similar transactions and market-based expectations for interest rates and credit risk applicable to the notes.]

[The fair value of the [risk retention] reserve account is considered Level 1 in the hierarchy as its consists of a cash balance.]

[The fair value of the Class [   ] Notes is calculated at a discount to pay by discounting the Class [ ] Notes’ expected cash flow at a yield of [   ]% - [   ]%.] [The fair value of the [Class [   ] Notes and the] certificates is categorized within Level 3 of the hierarchy as inputs to such fair value calculation are generally not observable. To calculate the fair value of the certificates, World Omni Financial Corp. utilized a valuation model. This model forecasts future cash flows from the pool of receivables, the interest and principal payments on each class of notes, and the servicing fee. The resulting cash flows to the [Class [   ] Notes and] certificates are discounted to present value based on a discount rate that reflects the total loss exposure to these cash flows and current market interest rates. In completing these calculations, World Omni Financial Corp. made the following assumptions:

•	Except as otherwise described in the following bullets, cash flows for the receivables are calculated using the hypothetical pools and related assumptions as described in "Prepayment and Yield Considerations—Weighted Average Life of the Securities."

•	[For each pool of receivables described in this prospectus, the initial principal amount of the notes is as set forth on the cover of this prospectus, except with respect to the Class [ ]-[ ] Notes as described below.][If the aggregate initial principal amount of the notes is $[ ], the issuing entity issues Class A-1 Notes with an initial principal amount of $[ ], Class A-2 Notes with an initial principal amount of $[ ], Class A-3 Notes with an initial principal amount of $[ ], Class A-4 Notes with an initial principal amount of $[ ][,][and] Class A-5 Notes with an initial principal amount of $[ ][,][and] Class B Notes with an initial principal amount of $[ ][,][and] Class C Notes with an initial principal amount of $[ ][,][and] Class D Notes with an initial principal amount of $[ ][,][and] Class E Notes with an initial principal amount of $[ ] [and] Class F Notes with an initial principal amount of $[ ], and, if the aggregate initial principal amount of the notes is $[ ], the issuing entity issues Class A-1 Notes with an initial principal amount of $[ ], Class A-2 Notes with an initial principal amount of $[ ], Class A-3 Notes with an initial principal amount of $[ ], Class A-4 Notes with an initial principal amount of $[ ][,][and] Class A-5 Notes with an initial principal amount of $[ ][,][and] Class B Notes with an initial principal amount of $[ ][,][and] Class C Notes with an initial principal amount of $[ ][,][and] Class D Notes with an initial principal amount of $[ ][,][and] Class E Notes with an initial principal amount of $[ ] [and] Class F Notes with an initial principal amount of $[ ];]

•	[When the allocation of the initial principal amount of the Class [ ]-[ ] Notes is determined on or before the date of pricing, [if the aggregate initial principal amount of the notes is $[ ], the maximum amount of Class [ ]-[ ]a Notes that would be issued is $[ ] (in which case, $0 of Class [ ]-[ ]b Notes would be issued) and the minimum amount of Class [ ]-[ ]a Notes that would be issued is $[ ] (in which case, $[ ] of Class [ ]-[ ]b Notes would be issued) and, if the aggregate initial principal amount of the notes is $[ ],] the maximum amount of Class [ ]-[ ]]a Notes that would be issued is $[ ] (in which case, $0 of Class [ []-[ ]b Notes would be issued) and the minimum amount of Class [ ]-[ ]a Notes that would be issued is $[ ] (in which case, $[ ] of Class [ ]-[ ]b Notes would be issued).]

•	Interest accrues on the notes at [either end of the range of] the rates described above. In determining the interest payments on the floating rate Class [ ][-[ ]]b notes, [[the applicable Benchmark] is assumed to reset consistent with the applicable forward rate curve as of [ ], 20[ ].][Interest does not accrue and is not paid with respect to the Class [ ] Notes.]

•	Receivables prepay at a [ ]% ABS rate as described in one of the various prepayment scenarios set forth in "Prepayment and Yield Considerations—Weighted Average Life of the Securities" and proceeds related to prepayments equal the outstanding principal balance of the related receivable.

•	A projected net loss rate as a percentage of the aggregate principal balance of the receivables as of the cutoff date of [ ]%, which will assume that [35%] of losses occur in each of the [first two] years after the cutoff date, [20%] of losses occur in the [third] year after the cutoff date and [10%] of losses occur in the [fourth] year after the cutoff date.

•	The recovery rate on charged-off receivables is [50]% of the outstanding principal balance of such charged-off receivables, and the time to recovery is [90] days.

•	Cash flows distributable to the holders of the certificates are discounted at [ ]%.]

•	The servicer exercises its clean up call option to purchase the receivables on the first payment date on which the aggregate principal balance of the receivables is equal to [10.00]% or less of the aggregate starting principal balance of the receivables.

•	[The Required Rate is [ ]% per annum.]

•	[The Overcollateralization Target Amount, is [(i)] with respect to any payment date [for so long as the Class [ ] Notes are outstanding], an amount equal to [ ]% of the aggregate outstanding principal balance of the receivables as of [the end of the related collection period [less the YSOC Amount of those receivables as of the last day of the related collection period] [and (ii) with respect to any payment date [after the Class [ ] Notes are paid in full], an amount equal to [ ]% of the aggregate outstanding principal balance of the receivables as of the end of the related collection period [less the YSOC Amount of those receivables as of the last day of the related collection period]], but [in either case] not less than [ ]% of the aggregate starting principal balance of the receivables [as of the closing date] [less the YSOC Amount of those receivables as of the closing date] [plus [ ]% of the aggregate starting principal balance of any subsequent receivables transferred to the issuing entity [less the YSOC Amount of those subsequent receivables as of the related cutoff date]]].]

[World Omni Financial Corp. developed these inputs and assumptions by considering the following factors:

•	Interest rates of the notes — based on current market credit spreads and interest rates and credit spreads for recent prior World Omni Financial Corp. securitization transactions.

•	ABS rate — estimated considering the composition of the receivables and the performance of its prior securitized pools.

•	Cumulative net loss rate, timing curve and recovery rate — reflects a determination by World Omni Financial Corp. and the depositor considering, among other items, the composition of the receivables and financed vehicles, the performance of its prior World Omni Financial Corp. securitized pools and the expected cumulative net loss rate and assumptions as determined by the NRSROs hired by World Omni Financial Corp. to rate the notes.

•	Discount rate applicable to the certificates — reflects a determination by World Omni Financial Corp. and the depositor considering, among other items, discount rate assumptions for securitization transactions with similarly-structured residual interests, qualitative factors that consider the subordinate nature of the first-loss exposure, and the rate of return that third-party investors would require to purchase residual interests similar to the certificates.]

[The sponsor will recalculate the fair value of the certificates following the closing date to reflect any changes in the methodology or inputs and assumptions described above. The sponsor or the depositor will disclose in the first investor report filed on Form 10-D following the closing date any material differences or changes in the variables used, as well as updated information regarding the fair value of the retained [Class [ ] Notes or] certificates [and the face value of amounts on deposit in the reserve account].]

In no event shall the indenture trustee[, the grantor trust trustee] or owner trustee have any responsibility to monitor compliance with or enforce compliance with Regulation RR or other rules or regulations relating to risk retention. The indenture trustee[, the grantor trust trustee] or owner trustee shall not be charged with knowledge of such rules, nor shall it be liable to any noteholder or other party for violation of such rules now or hereinafter in effect.

[[EU AND UK RISK RETENTION]

[insert for transactions structured to comply with material net economic interest retention]

For further information on the matters referred to below and the corresponding risks, see “Risk Factors—Risks Relating to Certain Regulatory and Material Legal Aspects of the Receivables—Requirements for Certain European Union and United Kingdom Regulated Investors” in this prospectus.

On the closing date, the sponsor will covenant and agree, with reference to the Securitisation Rules as in effect and applicable on the closing date, that:

(a)           the sponsor, as “originator” (as such term is defined for the purposes of each of the Securitisation Regulations), will retain, upon issuance of the notes and on an ongoing basis, for as long as any notes remain outstanding, the Retained Interest in the securitisation transaction described in this prospectus, in the form specified in paragraph (d) of Article 6(3) of each of the Securitisation Regulations, by holding and continuing to hold, all the limited liability company interests in the depositor (or one or more wholly-owned special purpose subsidiaries of the sponsor), which in turn will retain the certificates to be issued by the issuing entity, such certificates constituting the first loss tranche and representing at least 5% of the aggregate nominal value of the receivables transferred to the issuing entity;

(b)           the sponsor will not (and will not permit the depositor or any of its other affiliates to) subject the Retained Interest to any credit risk mitigation or hedging, or sell, transfer or otherwise surrender all or part of the rights, benefits or obligations arising from the Retained Interest, except, in each case, to the extent permitted in accordance with the Securitisation Rules;

(c)           the sponsor will not change the retention option or the method of calculating the Retained Interest while any of the offered notes are outstanding, except under exceptional circumstances in accordance with the Securitisation Rules; and

(d)           the sponsor will provide ongoing confirmation of its continued compliance with its obligations in the foregoing clauses (a), (b) and (c), (i) in or concurrently with the delivery of each monthly servicing report to noteholders, (ii) upon the occurrence of any event of default and (iii) from time to time upon request by any noteholder in connection with (x) any change in the structural features of the securitization transaction described in this prospectus that could materially impact the performance of the notes, (y) any change in the performance of the securitisation transaction described in this prospectus, in the risk characteristics of the securitisation transaction described in this prospectus or of the receivables which, in any case, could materially impact the performance of the notes, or (z) any material breach of the trust documents.

The Securitisation Rules provide that an entity shall not be considered an “originator” within the meaning of such rules if it has been established or operates for the sole purpose of securitizing exposures. In this regard, see, in particular, “World Omni Financial Corp.,” “World Omni Financial Corp.’s Automobile Financing Business” and “Description of the Trust Documents—The Servicer” in this prospectus for information with regard to the sponsor’s business and related operations.

The securitization transaction described in this prospectus is not being structured to ensure compliance by any person with the transparency requirements in Article 7 of the Securitization Regulations. Further, except as described herein, no party to the transaction described in this prospectus is required by the transaction documents, or intends, to take or refrain from taking any action with regard to such transaction in a manner prescribed or contemplated by the Securitisation Rules, or to take any other action for the purposes of, or in connection with, facilitating or enabling compliance by any person with the applicable Investor Due Diligence Requirements and/or any corresponding national measures that may be relevant.

Each prospective investor in the notes that is an Affected Investor should independently assess and determine whether, and to what extent, the agreement by World Omni to retain the Retained Interest as described in this prospectus and the information provided in this prospectus, in the monthly reports to investors or otherwise to be provided to investors, are or will be sufficient for the purposes of such prospective investor’s compliance with the applicable Investor Due Diligence Requirements and/or any corresponding national measures that may be relevant and/or with any other applicable legal, regulatory or other requirements.

Prospective investors that are Affected Investors should be aware that the interpretation of the applicable Investor Due Diligence Requirements remains uncertain and that supervisory authorities and national and other regulators may have different views as to how the applicable Investor Due Diligence Requirements should be interpreted, and those views are still evolving.

None of World Omni Financial Corp., the depositor, the issuing entity, the underwriters, the indenture trustee, the owner trustee[, the grantor trust trustee], nor any other party to the transactions described in this prospectus, nor any of their respective affiliates: (a) makes any representation that the agreement by World Omni Financial Corp. to retain the Retained Interest as described in this prospectus or any information provided in this prospectus, in the monthly reports to investors or otherwise to be provided to noteholders, are or will be sufficient in all circumstances for the purposes of any noteholder’s or prospective investor’s compliance with the applicable Investor Due Diligence Requirements and/or any corresponding national measures that may be relevant, or with any other applicable legal, regulatory or other requirements, or that the structure of the notes, World Omni (including its agreement to retain the Retained Interest) and the transactions described herein are otherwise compliant with the Securitisation Rules; or (b) will have any liability to any person with respect to any deficiency in such agreement or any such information, or with respect to any noteholder’s or prospective investor’s failure or inability to comply with the applicable Investor Due Diligence Requirements and/or any corresponding national measures that may be relevant, or with any other applicable legal, regulatory or other requirements (other than, in each case, any liability arising under a transaction document as a result of a breach by such person of that transaction document).

Any failure by an Affected Investor to comply with the applicable Investor Due Diligence Requirements with respect to an investment in the offered notes may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions by the competent authority of such Affected Investor. The Securitisation Rules and any changes to the regulation or regulatory treatment of the notes for some or all investors may negatively impact the regulatory position of noteholders or prospective investors and have an adverse impact on the value and liquidity of the notes. Prospective investors should analyze their own regulatory position, and are encouraged to consult with their own investment and legal advisors, regarding application of, and compliance with, any applicable Investor Due Diligence Requirements or other applicable regulations and the suitability of the offered notes for investment.]

AFFILIATIONS AND RELATIONSHIPS AMONG TRANSACTION PARTIES

[[Neither the][The] owner trustee is [not] an affiliate of any of the depositor, the sponsor, the servicer, the issuing entity[[,] the grantor trust[,]] the asset representations reviewer or the indenture trustee. However, the owner trustee and one or more of its affiliates may, from time to time, engage in arm’s length transactions with the depositor, the sponsor, the indenture trustee, or affiliates of any of them, that are distinct from its role as owner trustee [or grantor trust trustee], including transactions both related and unrelated to the securitization of retail installment sale contracts and loans.] [The owner trustee is an affiliate of the grantor trust trustee.]

[The indenture trustee is not an affiliate of any of the depositor, the sponsor, the servicer, the issuing entity[[,] the grantor trust[,]] the asset representations reviewer[[,] the grantor trust trustee] or the owner trustee. However, the indenture trustee and one or more of its affiliates may, from time to time, engage in arm’s length transactions with the depositor, the sponsor, the owner trustee[[,] the grantor trust trustee] or affiliates of any of them, that are distinct from its role as indenture trustee, including transactions both related and unrelated to the securitization of retail installment sale contracts and loans.]

[The asset representations reviewer is not an affiliate of any of the depositor, the sponsor, the servicer, the issuing entity[[,] the grantor trust[,]] the indenture trustee[, grantor trust trustee] or the owner trustee. However, the asset representations reviewer and one or more of its affiliates may, from time to time, engage in arm’s length transactions with the depositor, the sponsor, the indenture trustee, the owner trustee[[,] the grantor trust trustee] or affiliates of any of them, that are distinct from its role as asset representations reviewer, including transactions both related and unrelated to the securitization of retail installment sale contracts and loans.]

[[      ], an underwriter for the notes, and [      ], the [swap][cap] counterparty, are affiliates and engage in transactions with each other involving securitizations.]

The sponsor and the depositor are affiliates and also engage in other transactions with each other involving securitizations and sales of retail installment sale contracts and loans.

[Add description of specific transactions or arrangements if material to investors]

FEES AND EXPENSES

Set forth below is a list of all fees and expenses payable on each payment date [(other than the special payment date)] out of Available Funds.

Type of Fee	Amount of Fee	Party Receiving Fee	Priority in Distribution
[Asset representations reviewer annual fee(1) plus expenses and indemnity amounts]	[$[ ] each year]	[Asset representations reviewer]	[First priority, to the extent not paid by the servicer]
[Asset representations reviewer review fee(1) ]	[$[ ] for each Review Receivable on completion of a review]	[Asset representations reviewer]	[First priority, to the extent not paid by the servicer]
Servicing Fee(2)(3)	One-twelfth of [1.00]% of the aggregate principal balance of the receivables as of the first day of the related collection period.[(4)]	Servicer	[The Servicing Fee for the related payment date and any previously unpaid Servicing Fee will reduce the Available Funds available for distribution.]
[Indenture trustee fee(5) plus expenses and indemnity amounts]	[$[ ] each year]	[Indenture trustee]	[Following an event of default and acceleration of the notes, first priority to the extent not paid by the administrator]
[Owner trustee fee(6) plus expenses and indemnity amounts]	[$[ ] each year]	[Owner trustee]	[Following an event of default and acceleration of the notes, first priority to the extent not paid by the administrator]
[Grantor trust trustee fee(7) plus expenses and indemnity amounts]	[$[ ] each year]	[Grantor trust trustee]	[Following an event of default and acceleration of the notes, first priority to the extent not paid by the administrator]

(1)	[Prior to the occurrence of an event of default, the amount of such fees payable prior to required interest and principal payments on the notes will be limited to a maximum amount of $[ ] per calendar year. Following an event of default, however, these fees will be paid prior to required interest and principal payments on the notes without regard to such cap. The annual fee and the review fee payable to the asset representations reviewer may not be changed without the consent of the issuing entity, the asset representations reviewer and holders of the notes evidencing at least a majority of the outstanding principal amount of the Controlling Securities and the consent of the holders of certificates evidencing at least a majority of the percentage interest of the certificates.]

[(2)]	The formula for calculating the servicing fee may not be changed without the consent of the depositor, the servicer, the issuing entity, the indenture trustee and holders of the notes evidencing at least a majority of the outstanding principal amount of the Controlling Securities and the consent of the holders of certificates evidencing at least a majority of the percentage interest of the certificates. Prior to an event of default and acceleration of notes, the fees, expenses and indemnities of the indenture trustee[, the grantor trust trustee] and the owner trustee will not be paid out of Available Funds on each payment date. Instead, such fees, expenses and indemnities will be paid by World Omni Financial Corp., as administrator, pursuant to the administration agreement.

[(3)]	The servicer may also receive Supplemental Servicing Fees which fees do not reduce the amount of Available Funds available to noteholders. See “Description of the Trust Documents—Servicing Compensation” in this prospectus.

[(4)]	[The servicing fee payable to the servicer on the initial payment date with respect to the initial collection period will be pro-rated, however, to compensate for the length of the initial collection period [not] being longer than one month.]

[(5)]	The fee payable to the indenture trustee may not be changed without the consent of the issuing entity, the indenture trustee and each noteholder or satisfaction of the rating agency condition.

[(6)]	The fee payable to the owner trustee may not be changed without the consent of the depositor, the indenture trustee and holders of the notes evidencing at least a majority of the outstanding principal amount of the Controlling Securities and the consent of the holders of certificates evidencing at least a majority of the percentage interest of the certificates or satisfaction of the rating agency condition.

[(7)]	[The fee payable to the grantor trust trustee may not be changed without the consent of the issuing entity, [the depositor], [the indenture trustee] and holders of the notes evidencing at least a majority of the outstanding principal amount of the Controlling Securities and the consent of the holders of certificates evidencing at least a majority of the percentage interest of the certificates or satisfaction of the rating agency condition.]

SOME LEGAL ASPECTS OF THE RECEIVABLES

The transfer of receivables by World Omni Financial Corp. to the depositor[,][and] by the depositor to the issuing entity[[,] and by the issuing entity to the grantor trust[,]] the perfection of the security interests in the receivables and the enforcement of rights to realize on the financed vehicles as collateral for the receivables are subject to a number of federal and state laws, including the Uniform Commercial Code as in effect in various states.

Interests in the Receivables

The [issuing entity][grantor trust] will appoint the servicer as custodian of the receivables and all related documents. The servicer will not physically segregate the receivables from the servicer's other receivables or other receivables that the servicer services for others. However, Uniform Commercial Code financing statements reflecting the sale and assignment of the receivables by World Omni Financial Corp. to the depositor[,][and] by the depositor to the issuing entity [and by the issuing entity to the grantor trust] will be filed, and the respective accounting records and computer files of World Omni Financial Corp. and the depositor will reflect the sale and assignment. The receivables will remain in the possession of the servicer (or, with respect to receivables represented by an electronic contract, the control of the servicer) and will not be stamped or otherwise marked to reflect the assignment to the [indenture trustee][grantor trust]. If, through inadvertence or fraud, a third party purchases, including the taking of a security interest in, a receivable for new value in the ordinary course of its business, without actual knowledge of the [issuing entity's][grantor trust’s] interest, and takes possession of a receivable in tangible form (or obtains "control" of the authoritative copy of the contract in electronic form), this purchaser would acquire an interest in the receivable superior to the interest of the [issuing entity][grantor trust].

World Omni Financial Corp., on behalf of itself, and its assigns, will have "control" of an electronic contract under the applicable UCC in effect in each state if the electronic contract comprising the electronic chattel paper is created, stored and assigned in such a manner that (a) there is a "single authoritative copy" of the electronic contract which is unique, identifiable and, except as otherwise provided in clauses (d), (e) and (f), unalterable, (b) the authoritative copy identifies the secured party as the assignee of the electronic contract, (c) the authoritative copy is communicated to and maintained by World Omni Financial Corp. or its designated custodian, (d) copies or revisions that add or change an identified assignee of the authoritative copy can be made only with the participation of World Omni Financial Corp., (e) each copy of the authoritative copy and any copy of a copy is readily identifiable as a copy that is not the authoritative copy, and (f) any revision of the authoritative copy is readily identifiable as an authorized or unauthorized revision.

The [depositor][issuing entity] will take no action to perfect the rights of the [indenture trustee][grantor trust] in proceeds of any insurance policies covering individual financed vehicles or obligors. Therefore, the rights of a third party with an interest in the proceeds could prevail against the rights of the [issuing entity][grantor trust] prior to the time the proceeds are deposited by the servicer into a [Trust Account][the certificate distribution account].

Safekeeping of Chattel Paper

As described in "Description of the Trust Documents—The Servicer" and "—Interests in the Receivables" above, as part of each origination of a receivable represented by a tangible contract, World Omni Financial Corp. is required to maintain possession of each tangible contract and act as custodian for the [trust][grantor trust] and the indenture trustee with respect thereto.

As described in "World Omni Financial Corp.'s Automobile Finance Business—Electronic Contracts and Electronic Contracting", as part of each origination of a receivable represented by an electronic contract, World Omni Financial Corp. is required to maintain "control" (as such term is used in Section 9-105 of the applicable UCC) over the "authoritative copy" (as such term is used in Section 9-105 of the applicable UCC) of such contract in a computer system.

World Omni Financial Corp. maintains a process to ensure that World Omni Financial Corp. has possession of a negotiable title for each vehicle. If a receivable has been booked for more than 180 days and World Omni Financial Corp. has not received a negotiable title, that receivable enters a title tracking process. World Omni Financial Corp. associates work with the dealers and state departments of motor vehicles to obtain a negotiable title with the correct owner and lienholder for each contract. Except in those states in which the state maintains electronic titles and World Omni Financial Corp. has elected to use electronic filing, and except in those states in which the title is held by the obligor, paper titles are maintained in account number order in fire resistant cabinets in World Omni Financial Corp.’s fileroom or storage facility. Only authorized World Omni Financial Corp. associates, auditors and other representatives are permitted to access the title files.

When a contract closes, the lien on the title is released and, except in those states in which the title is held by the obligor, the title is mailed to the appropriate party. In states that require the return of the contract, the original contract is returned to the obligor.

Security Interests in the Financed Vehicles

In states in which retail installment sale contracts evidence the credit sale of financed vehicles by dealers to obligors, the contracts also constitute personal property security agreements and include grants of security interests in the vehicles under the applicable Uniform Commercial Code. Perfection of security interests in the financed vehicles is generally governed by the motor vehicle registration laws of the state in which the vehicle is located. In all states in which the financed vehicles have been titled, a security interest in such financed vehicles is perfected by obtaining the certificate of title to the financed vehicle and notation of the secured party’s lien on the vehicle’s certificate of title.

Each receivable will name World Omni Financial Corp. as obligee or assignee and as the secured party. World Omni Financial Corp. also takes all actions necessary under the laws of the state in which the financed vehicle is located to perfect World Omni Financial Corp.’s security interest in the financed vehicle, including, where applicable, having a notation of its lien recorded on the vehicle’s certificate of title. The obligors on the receivables will not be notified of the sale from World Omni Financial Corp. to the depositor[,][or] the sale from the depositor to the issuing entity[[,] or the transfer from issuing entity to the grantor trust[,]] and no action will be taken to record the transfer of the security interest from World Omni Financial Corp., directly or indirectly, to the depositor[,][or] from the depositor to the issuing entity [or from the issuing entity to the grantor trust] by amendment of the certificates of title for the financed vehicles or otherwise.

Perfection

World Omni Financial Corp. will transfer and assign its security interest in the related financed vehicles to the depositor[,][and] the depositor will transfer and assign its security interest in the financed vehicles to the issuing entity [and the issuing entity will transfer and assign its security interest in the financed vehicles to the grantor trust]. Because of the administrative burden and expense, however, neither World Omni Financial Corp.[,][nor] the depositor [nor the issuing entity] will amend the certificates of title of the financed vehicles to identify the [issuing entity][grantor trust] as the new secured party.

In most states, these assignments are an effective conveyance of a security interest without amendment of any lien noted on a vehicle’s certificate of title, and the assignee succeeds to the assignor’s rights as secured party. Because the [issuing entity][grantor trust] is not identified as the secured party on the certificate of title, however, the security interest of the [issuing entity][grantor trust] in the vehicle could be defeated through fraud or negligence.

Continuation of Perfection

Under Article 9 of the Uniform Commercial Code, if a vehicle owner applies for a new certificate of title for the vehicle in a state other than the state in which the vehicle is initially titled, the security interest in the vehicle would generally continue to be perfected against a subsequent purchaser for value until the earlier of four months after the date the owner applies for the new certificate of title in the new state or until the termination of perfection in the state in which the vehicle was initially titled. A majority of states generally require surrender of a certificate of title to re-register a vehicle. Accordingly, in any such state an obligor may re-register a vehicle only if the secured party surrenders possession of the certificate of title to the vehicle. In the case of a vehicle registered in a state providing for the notation of a lien on the certificate of title but not possession of the title by the secured party, the secured party will receive notice of surrender if the security interest is noted on the certificate of title. Thus, the secured party will have the opportunity to re-perfect its security interest in the vehicle in the state of relocation. In states that do not require a certificate of title for registration of a motor vehicle, re-registration could defeat perfection. Under the sale and servicing agreement, the servicer will be obligated to take appropriate steps, at the servicer’s expense, to maintain perfection of security interests in the financed vehicles and will be obligated to purchase the related receivable if it fails to do so.

Priority of Certain Liens Arising by Operation of Law

Under the laws of most states, liens for repairs performed on a motor vehicle and liens for unpaid taxes take priority over even a perfected security interest in a financed vehicle. For example, federal tax liens may have priority over the lien of a secured party. The laws of some states and federal law permit the confiscation of vehicles by government authorities under some circumstances if used in unlawful activities, which may result in the loss of a secured party’s perfected security interest in the confiscated vehicle.

Repossession

In the event of default by an obligor, the holder of the motor vehicle retail installment sale contract has all the remedies of a secured party under the Uniform Commercial Code, except where specifically limited by other state laws. Among the Uniform Commercial Code remedies, the secured party has the right to perform self-help repossession unless the act would constitute a breach of the peace or would otherwise violate judicially created limitations on the remedy of self-help repossession. Unless the financed vehicle is voluntarily surrendered, self-help is the most likely method to be used by the servicer and is accomplished by retaking possession of the financed vehicle. Some jurisdictions require that the obligor be notified of the default and be given a time period within which the obligor may cure the default prior to repossession. In cases where legal recovery of a vehicle becomes necessary, or if otherwise required by applicable state law, a court order must be obtained from the appropriate state court, and the vehicle must then be repossessed in accordance with that order. [to be updated as necessary at time of transaction: In response to the COVID-19 pandemic, World Omni Financial Corp. had temporarily suspended, and may in the future suspend, certain involuntary repossession activities. In accordance with state specific guidelines and other applicable law, World Omni Financial Corp. has reinitiated vehicle repossession activities.]

Notice of Sale; Redemption and Reinstatement Rights

Article 9 of the Uniform Commercial Code requires the secured party to provide the debtor, secondary obligors and certain other secured parties with reasonable notice prior to any disposition of the collateral. For consumers, this notice generally must:

•	describe the collateral, the debtor and the secured party;
•	state the method of disposition;
•	describe the debtor’s right to an accounting of the unpaid debt;
•	state the time and place of a disposition or the time after which a disposition is to be made;
•	describe how the debtor may be liable for a deficiency; and
•	provide a contact where the debtor may receive additional information or learn the amount that must be paid to redeem the collateral.

In most states, an obligor has the right to redeem the collateral prior to actual sale by paying the secured party the unpaid principal balance of the obligation, accrued interest on the obligation plus reasonable expenses for repossessing, holding and preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys’ fees. In some states, an obligor has the right to reinstate the account prior to actual sale of the collateral by payment of delinquent installments or the unpaid balance.

Deficiency Judgments and Excess Proceeds

The proceeds of the post-repossession sale of the financed vehicles generally will be applied as follows: first, to the payment of the outstanding payment balance on the applicable retail installment sale contract; second, to the payment of unpaid finance charges that accrued through the date on which the receivable was charged-off; third, to collection, repossession and vehicle sale expenses; fourth, to the payment of unpaid finance charges that accrued after the date on which the receivable was charged-off; and fifth, to the payment of applicable late charges and fees. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from the post-repossession sale do not cover the full amount of the indebtedness, a deficiency judgment can be sought in those states that do not directly prohibit or limit such judgments. However, in some states, an obligor may be allowed an offsetting recovery for any amount not recovered at resale because the terms of the post-repossession sale were not commercially reasonable. In any event, a deficiency judgment would be a personal unsecured judgment against the obligor for the shortfall, and a defaulting obligor would be expected to have little capital or sources of income available following repossession. Therefore, in many cases, it may not be useful to seek a deficiency judgment. Even if a deficiency judgment is obtained, it may be settled at a significant discount or may prove impossible to collect all or any portion of a judgment.

Courts have applied general equitable principles in litigation relating to repossession and deficiency balances. These equitable principles may have the effect of relieving an obligor from some or all of the legal consequences of a default.

Occasionally, after the post-repossession sale of a vehicle and payment of all expenses and all indebtedness, a surplus of funds exists. In that case, the Uniform Commercial Code requires the creditor to remit the surplus to any other lienholder with respect to the vehicle. If no lienholder exists or there are remaining funds, the Uniform Commercial Code requires the creditor to remit the surplus to the former owner of the vehicle.

Consumer Protection Laws

Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon lenders and servicers involved in consumer finance. The application of these laws to particular circumstances is often unclear and some courts and regulatory authorities have adopted new interpretations of these often unclear laws. These laws include the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Gramm Leach Bliley Act, the Magnuson-Moss Warranty Act, the Consumer Financial Protection Act, the CFPB's Regulations B and Z, the Servicemembers Civil Relief Act, the Telephone Consumer Protection Act, states’ adoption of the National Consumer Act and the Uniform Consumer Credit Code, state motor vehicle retail installment sales acts, retail installment sales acts and other similar laws. Many states have adopted "lemon laws" that provide redress to consumers who purchase a vehicle that remains out of compliance with its manufacturer's warranty after a specified number of attempts to correct a problem or a specified time period. Also, state laws impose finance charge ceilings and other restrictions on credit consumer transactions and require contract disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. In some cases, this liability could affect an assignee's ability to enforce consumer finance contracts or result in the imposition of penalties in excess of amounts owing on the receivables. If the [issuing entity][grantor trust] were obligated to pay any damages, its assets would be directly reduced, resulting in a potential loss to the [noteholders][security holders].

The "holder-in-due-course rule" of the FTC subjects an assignee of a seller of goods in a consumer credit transaction and some related creditors to all claims and defenses that the obligor in the transaction could assert against the seller of the goods. Other state laws may duplicate the effect of the holder-in-due-course rule. The holder-in-due-course rule limits liability to the amounts paid by the obligor under the contract. The holder of the contract may also be unable to collect any balance remaining due from the obligor.

The holder-in-due-course rule applies to most of the receivables. Accordingly, the purchaser of the applicable financed vehicle may assert the same claims or defenses against the [issuing entity][grantor trust] as holder of the receivables that the purchaser may assert against the seller of the financed vehicle. The maximum liability under these claims equals the amounts paid by the obligor on the receivable. If an obligor were successful in asserting any claim or defense, the claim or defense would constitute a breach of World Omni Financial Corp.'s warranties under the sale and servicing agreement and would create an obligation of World Omni Financial Corp. to repurchase [or substitute] the receivable if World Omni Financial Corp. had knowledge of the underlying violation of law at the time of its sale under the sale and servicing agreement unless the breach is cured. We refer you to "Description of the Trust Documents—Sale and Assignment of Receivables."

In several cases, consumers have asserted that the self-help remedies of secured parties under the Uniform Commercial Code and related laws violate the due process protections provided under the 14th Amendment to the Constitution of the United States. Courts have generally upheld the notice provisions of the Uniform Commercial Code and related laws as reasonable or have found that the repossession and resale by the creditor do not involve sufficient state action to afford constitutional protection to borrowers.

Most state vehicle dealer licensing laws require sellers of vehicles to have a license to sell vehicles at retail sale. In addition, with respect to used vehicles, the FTC requires that all sellers of used vehicles prepare, complete and display a “Buyer’s Guide” which explains the warranty coverage, if any, for the vehicles. Furthermore, federal odometer regulations promulgated under the Motor Vehicle Information and Cost Savings Act and the motor vehicle title laws of most states require that all sellers of used vehicles furnish a written statement signed by the seller certifying the accuracy of the odometer reading. The obligor may be able to assert a defense against the seller of the financed vehicle if a seller is not properly licensed or a seller failed to provide a buyer’s guide or odometer disclosure statement to the purchaser of a financed vehicle. If an obligor on a receivable were successful in asserting any claim or defense, the servicer could pursue on behalf of the [issuing entity][grantor trust] any reasonable remedies against the seller or the manufacturer of the vehicle.

The CFPB is responsible for implementing and enforcing various federal consumer protection laws and supervising certain depository institutions and non-depository institutions offering financial products and services to consumers, including indirect automobile loans and leases. World Omni Financial Corp. is subject to the CFPB's supervisory and enforcement authority. In this capacity, the CFPB can conduct comprehensive and rigorous examinations to assess compliance with consumer financial protection laws and has authority to impose regulatory fines and mandate changes to World Omni Financial Corp.'s business products, policies and procedures and order remediation of violations in a number of ways, including imposing civil monetary penalties and requiring such entities to provide customer restitution and to improve their compliance management systems. World Omni Financial Corp. and the [issuing entity][grantor trust] could also possibly be subject to claims by the obligors on those contracts, and any relief granted by a court could potentially adversely affect the [issuing entity][grantor trust].

The CFPB also has enforcement authority to conduct investigations (which may include a joint investigation with other agencies and regulators) and initiate enforcement actions for violations of federal consumer financial protection laws.  The CFPB has the authority to obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief), or other forms of remediation, and/or impose monetary penalties.

The CFPB and the FTC have become more active in investigating the products, services and operations of credit providers, including banks and other finance companies engaged in auto finance activities.  Both the CFPB and the FTC have previously taken various enforcement actions against lenders and finance companies involving significant penalties, consent orders, cease and desist orders and similar remedies that, if applicable to auto finance providers and the products, services and operations World Omni Financial Corp. offers, may require World Omni Financial Corp. to cease or alter certain business practices, which could have a material adverse effect on World Omni Financial Corp.’s financial condition, liquidity and results of operations.  World Omni Financial Corp. expects the CFPB’s investigation of, and initiation of enforcement actions against, credit providers, whether on its own initiative or jointly with other agencies and regulators, will continue for the foreseeable future.

CFPB supervision and enforcement actions, if any, may result in monetary penalties, increase World Omni Financial Corp.'s compliance costs, require changes in World Omni Financial Corp.'s business practices, affect World Omni Financial Corp.'s competitiveness, impair World Omni Financial Corp.'s profitability, harm World Omni Financial Corp.'s reputation or otherwise adversely affect World Omni Financial Corp.'s business or result in the issuing entity, as an assignee of receivable, being liable to the related obligor for any violation by the lender or the initial creditor or adversely affect the issuing entity's ability to enforce its rights related to a receivable.

Any licensing requirements of the issuing entity are governed by state and sometimes local law, and thus vary on a jurisdiction-by-jurisdiction basis.  It is possible that, as a result of not being properly licensed under a state or local law, the [issuing entity][grantor trust] could be subject to liability or other adverse consequences.

Under the sale and servicing agreement, World Omni Financial Corp. will have represented and warranted that, to its knowledge, each receivable complies with all requirements of law in all material respects. Accordingly, if an obligor has a claim against the [issuing entity][grantor trust] for violation of any law and the claim materially and adversely affects a receivable, the violation would constitute a breach of the warranties of World Omni Financial Corp. if World Omni Financial Corp. had knowledge of such failure to comply, and such breach would create an obligation of World Omni Financial Corp. to repurchase [or substitute] the receivable unless the breach is cured. See "Description of the Trust Documents—Sale and Assignment of Receivables" in this prospectus.

Dodd-Frank Act Orderly Liquidation Authority Provisions

General

On July 21, 2010, President Obama signed into law the Dodd-Frank Act. The Dodd-Frank Act, among other things, gives the FDIC authority to act as receiver of certain bank holding companies, financial companies and their respective subsidiaries in specific situations under OLA provisions of the Dodd-Frank Act. The proceedings, standards, powers of the receiver and many substantive provisions of OLA differ from those of the United States Bankruptcy Code in several respects. In addition, because the legislation remains subject to clarification through further FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear what impact these provisions will have on any particular company, including World Omni Financial Corp., the depositor, the issuing entity or any of their respective creditors.

Potential Applicability to World Omni Financial Corp., the Depositor[[,] the Grantor Trust] and Issuing Entities

There is uncertainty about which companies will be subject to OLA rather than the United States Bankruptcy Code. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that such company is in default or in danger of default, that the company's failure and its resolution under the United States Bankruptcy Code "would have serious adverse effects on financial stability in the United States," that no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would mitigate these adverse effects.

Under certain circumstances, the issuing entity[, the grantor trust] or the depositor could also be subject to the provisions of OLA as a "covered subsidiary" of World Omni Financial Corp. For the issuing entity[, the grantor trust] or the depositor to be subject to receivership under OLA as a "covered subsidiary" of World Omni Financial Corp. (1) the FDIC would have to be appointed as receiver for World Omni Financial Corp. under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the issuing entity[, the grantor trust] or depositor, as applicable, is in default or in danger of default, (b) appointment of the FDIC as receiver of the covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of World Omni Financial Corp. If the FDIC is appointed as receiver under OLA, the issuing entity[, the grantor trust] or the depositor will be considered a covered financial company under OLA and the FDIC will have all the powers and rights with regards to the issuing entity[, the grantor trust] or the depositor that it has with regard to a covered financial company under OLA. Because of the novelty of the Dodd-Frank Act and OLA provisions, the uncertainty of the Secretary of the Treasury's determination and the fact that such determination would be made in the future under potentially different circumstances, no assurance can be given that the Secretary of the Treasury would not determine that the failure of World Omni Financial Corp. would have serious adverse effects on the financial stability in the United States. In addition, no assurance can be given that OLA provisions would not apply to World Omni Financial Corp., the issuing entity[, the grantor trust] or the depositor or, if it were to apply, that the timing and amounts of payments to the [noteholders][securityholders] would not be less favorable than under the United States Bankruptcy Code.

FDIC's Repudiation Power Under OLA

If the FDIC were appointed receiver of World Omni Financial Corp. or of a covered subsidiary, including the issuing entity[, the grantor trust] or the depositor, under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which World Omni Financial Corp. or such covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome to the estate and that repudiation would promote the orderly administration of World Omni Financial Corp.'s or such covered subsidiary's affairs, as applicable. In January 2011, the then acting General Counsel of the FDIC (the "FDIC Counsel") issued an advisory opinion confirming, among other things, its intended application of the FDIC's repudiation power under OLA. In that advisory opinion, the FDIC Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the FDIC Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include World Omni Financial Corp. or its subsidiaries (including the depositor[, the grantor trust] or the issuing entity), cannot repudiate a contract or lease unless it has been appointed as receiver for that entity or the separate existence of that entity may be disregarded under other applicable law. In addition, the FDIC Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, if the FDIC were to become receiver for a covered financial company, which could include World Omni Financial Corp. or its subsidiaries (including the depositor[, the grantor trust] or the issuing entity), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership any asset transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the United States Bankruptcy Code. Although this advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that the FDIC Counsel will recommend that the FDIC Board of Directors incorporates a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. The foregoing FDIC Counsel's interpretation currently remains in effect. The advisory opinion also states that the FDIC anticipates recommending consideration of future regulations related to the Dodd-Frank Act. To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving World Omni Financial Corp. or its subsidiaries (including the depositor[, the grantor trust] or the issuing entity), are contrary to this advisory opinion, payment or distributions of principal and interest on the securities issued by the issuing entity would be delayed and could be reduced.

We will structure the transfers of receivables under the purchase agreement[,][and] the sale and servicing agreement [and the receivables contribution agreement] with the intent that they would be characterized as legal true sales under applicable state law and that the receivables would not be included in the transferor's bankruptcy estate under the United States Bankruptcy Code. If the transfers are so characterized, based on the FDIC Counsel's advisory opinion rendered in January 2011 and other applicable law, the FDIC would not be able to recover the transferred receivables using its repudiation power. However, if the FDIC were to successfully assert that the transfers of receivables were not legal true sales and should instead be characterized as a security interest to secure loans, and if the FDIC repudiated those loans, the purchasers of the receivables or the noteholders, as applicable, would have a claim for their "actual direct compensatory damages," which claim would be no less than the amount lent plus interest accrued to the date the FDIC was appointed receiver. In addition, to the extent that the value of the collateral securing the loan exceeds such amount, the purchaser or the noteholders, as applicable, would also have a claim for any interest that accrued after such appointment at least through the date of repudiation or disaffirmance. In addition, even if the FDIC were to challenge that the transfers were not legal true sales and such challenges were unsuccessful, or that the FDIC would not repudiate a legal true sale, [noteholders][securityholders] could suffer delays in the payments on their [notes][securities].

Also assuming that the FDIC were appointed receiver of World Omni Financial Corp. or of a covered subsidiary, including the issuing entity[, the grantor trust] or the depositor, under OLA, the FDIC's repudiation power would extend to continuing obligations of World Omni Financial Corp. or that covered subsidiary, as applicable, including its obligations to repurchase [or substitute] receivables for breach of representation or warranty as well as its obligation to service the receivables. If the FDIC were to exercise this repudiation power, noteholders would not be able to compel World Omni Financial Corp. or any applicable covered subsidiary to repurchase [or substitute] receivables for breach of representation and warranty and instead would have a claim for damages against World Omni Financial Corp.'s or that covered subsidiary's receivership estate, as applicable, and thus would suffer delays and may suffer losses of payments on their notes. Noteholders would also be prevented from replacing the servicer during the stay. In addition, if the FDIC were to repudiate World Omni Financial Corp.'s obligations as servicer, there may be disruptions in servicing as a result of a transfer of servicing to a third party and [noteholders][securityholders] may suffer delays or losses of payments on their [notes][securities]. In addition, there are other statutory provisions enforceable by the FDIC under which, if the FDIC takes action, payments or distributions of principal and interest on the notes issued by the issuing entity would be delayed and may be reduced.

In addition, under OLA, none of the parties to the purchase agreement, sale and servicing agreement, [the receivables contribution agreement,] the administration agreement and the indenture could exercise any right or power to terminate, accelerate, or declare a default under those contracts, or otherwise affect World Omni Financial Corp.'s or a covered subsidiary's rights under those contracts without the FDIC's consent for 90 days after the receiver is appointed. During the same period, the FDIC's consent would also be needed for any attempt to obtain possession of or exercise control over any property of World Omni Financial Corp. or of a covered subsidiary. The requirement to obtain the FDIC's consent before taking these actions relating to a covered financial company's or covered subsidiary's contracts or property is comparable to the "automatic stay" in bankruptcy.

If the issuing entity were to become subject to OLA, the FDIC may repudiate the debt of the issuing entity. In such an event, the noteholders would have a secured claim in the receivership of the issuing entity for "actual direct compensatory damages" as described above, but delays in payments on such series of notes would occur and possible reductions in the amount of those payments could occur. In addition, for a period of 90 days after a receiver was appointed, noteholders would be stayed from accelerating the debt or exercising any remedies under the indenture.

FDIC's Avoidance Power Under OLA

Under statutory provisions of OLA similar to those of the United States Bankruptcy Code, the FDIC could avoid transfers of receivables that are deemed "preferential." Under one potential interpretation of these provisions, the FDIC could avoid as a preference transfers of receivables evidenced by certain written contracts and perfected by the filing of a UCC financing statement against World Omni Financial Corp., the depositor[, the grantor trust] and the issuing entity, as applicable, unless the contracts were physically delivered to the transferee or its custodian or were marked in a manner legally sufficient to indicate the rights of the [indenture trustee][grantor trust]. If a transfer of receivables were avoided as preferential, the transferee would have only an unsecured claim in the receivership for the purchase price of the receivables.

However, in December 2010, the FDIC Counsel issued an advisory opinion to the effect that the preference provisions of OLA should be interpreted in a manner consistent with the United States Bankruptcy Code. Based on the FDIC Counsel's interpretation of the preference provisions of OLA, a transfer of the receivables perfected by the filing of a UCC financing statement against World Omni Financial Corp., the depositor[, the grantor trust] and the issuing entity as provided in the purchase agreement, sale and servicing agreement[, receivables contribution agreement] and indenture would not be avoidable by the FDIC as a preference under OLA. Although the advisory opinion does not bind the FDIC or its Board of Directors and could be withdrawn or modified in the future, the advisory opinion also states that the FDIC Counsel will recommend that the FDIC Board of Directors adopt regulations to the same effect. On July 6, 2011, the Board of Directors of the FDIC adopted a final rule to further clarify the application of OLA, including a clarification that the preferential transfer provisions of the Dodd-Frank Act are to be implemented consistently with the corresponding provisions of the Bankruptcy Code. The final rule conforms to the interpretation provided by the advisory opinion of the FDIC Counsel, except that the FDIC did not address repudiation issues. To the extent that regulations adopted by the FDIC or subsequent FDIC actions in an OLA proceeding are contrary to the advisory opinion or the final rule, payments or distributions of principal of and interest on the securities issued by the issuing entity could be delayed or reduced.

CARES ACT

On March 27, 2020, the CARES Act, was signed into law by the President of the United States. The CARES Act is extensive legislation adopted to address the COVID-19 pandemic, and it includes various provisions intended to help consumers, such as new requirements affecting credit reporting, direct payments to workers, and unemployment relief. However, the CARES Act is a complex and extensive legislation and as a result, the potential impact of the CARES Act and its implementing regulations on financial institutions and other nonbank financial companies, such as World Omni Financial Corp., its affiliates, or consumers, such as the obligors of the receivables, is not fully known. Furthermore, it is unknown what effect, if any, the expiration, modification, extension or renewal of certain of these governmental measures, or other similar legislation, may have on the ability of the obligors to make timely payments on the receivables. Additionally, compliance with the implementing regulations under the CARES Act may impose costs on, or create operational constraints for, World Omni Financial Corp. and may have an adverse impact on the ability of the servicer to effectively service the receivables.

Other Limitations

In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including federal bankruptcy laws and related state laws, may interfere with or affect the ability of a secured party to realize upon collateral or to enforce a deficiency judgment. For example, in a Chapter 13 proceeding under the federal bankruptcy law, a court may prevent a creditor from repossessing a vehicle and, as part of the rehabilitation plan, may reduce the amount of the secured indebtedness to the market value of the vehicle at the time of bankruptcy, leaving the creditor as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the monthly payments due under a contract or change the rate of interest and time of repayment of the indebtedness. In addition, the Servicemembers Civil Relief Act and similar state legislation may limit the interest payable on a receivable during an obligor's active duty in the military. We refer you to "Risk Factors—Risks Relating to Certain Regulatory and Material Legal Aspects of the Receivables—Receivables That Fail to Comply with Consumer Protection Laws May Be Unenforceable, Which May Result in Losses on Your Investment" in this prospectus.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

[The discussion under this section applies only to offered notes.] Set forth below is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of the offered notes relevant to the beneficial owner of a note that holds the note as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code” or the “Code”) and, unless otherwise indicated below, is a U.S. Person (as defined in the Glossary of Terms). However, this summary does not cover all aspects of U.S. federal income taxation that may be relevant to the acquisition, ownership or disposition of the notes by particular investors, and does not address the application of any U.S. federal non-income, state, local, foreign or other tax laws. Moreover, the summary does not purport to deal with U.S. federal income tax consequences applicable to all categories of holders, some of which may be subject to special rules. For example, it does not discuss the tax treatment of noteholders that are insurance companies, regulated investment companies, dealers in securities, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, REITs, tax-exempt organizations, investors that will hold the notes as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes, investors whose functional currency is not the U.S. dollar, dealers in securities, partnerships or partners in a partnership. The U.S. federal income tax treatment of a partner in a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) that holds a note will depend, among other things, upon whether or not the partner is a U.S. Person. Partners and partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them with respect to an investment in the offered notes. Except as described below, this discussion is directed to prospective purchasers who purchase offered notes in the initial distribution thereof.

The following summary is based upon current provisions of the Internal Revenue Code, the U.S. Department of the Treasury regulations promulgated thereunder, judicial authority, and applicable releases and ruling authority, all of which are subject to change or differing interpretations, and any such change or differing interpretation could apply retroactively. The issuing entity will be provided with an opinion of Kirkland & Ellis LLP, special U.S. federal tax counsel to the depositor, regarding certain U.S. federal income tax matters discussed below. Such opinion may be subject to qualifications and assumptions as set forth therein. An opinion of federal tax counsel, however, is not binding on the Internal Revenue Service (the “IRS”) or the courts. Moreover, there are no cases or IRS rulings on similar transactions involving debt and equity interests issued by an entity similar to the issuing entity. As a result, the IRS may disagree with all or a part of the discussion below. No ruling on any of the issues discussed below will be sought from the IRS. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions set forth herein as well as the tax consequences to holders of the notes. For purposes of the following summary, references to the issuing entity, the notes and related terms, parties and documents shall be deemed to refer, unless otherwise specified, to the issuing entity and the notes and related terms, parties and documents applicable to the issuing entity. The discussion under this section may not address all U.S. federal income tax considerations that may be significant to you. You are encouraged to consult your own tax advisors in determining the U.S. federal, state, local, foreign and any other tax consequences to you of the purchase, ownership and disposition of the offered notes.

Characterization of the Notes

The issuing entity will agree, and the noteholders will agree by their purchase of the offered notes, to treat the notes as debt for U.S. federal, state and local income and franchise tax purposes.

There are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. A basic premise of U.S. federal income tax law is that the economic substance of a transaction generally will determine the U.S. federal income tax consequences of such transaction. In the opinion of Kirkland & Ellis LLP, special U.S. federal tax counsel to the depositor, the offered notes [will][should] be characterized as indebtedness for U.S. federal income tax purposes, in each case, to the extent such offered notes are treated as beneficially owned by a person other than [the][a] [issuing entity][certificateholder] or its affiliates for such purposes. The remainder of this discussion assumes that the offered notes are considered debt for U.S. federal income tax purposes. For a discussion of the treatment if the offered notes were not considered debt for U.S. federal income tax purposes, see “—Tax Consequences to Holders of the Notes—Possible Alternative Treatment of the Notes” below.

Classification of the Issuing Entity [and the Grantor Trust]

Kirkland & Ellis LLP will deliver its opinion that the [(i)] issuing entity will not be treated as an association (or publicly traded partnership), in either case, taxable as a corporation for U.S. federal income tax purposes[, (ii) the issuing entity [should] be treated as a “grantor trust” within the meaning of subtitle A, Chapter 1, subchapter J, Part I, subpart E of the Code for U.S. federal income tax purposes, (iii) the grantor trust will be treated as a “grantor trust” within the meaning of subtitle A, Chapter 1, subchapter J, Part I, subpart E of the Code for U.S. federal income tax purposes, and (iv) the activities of the issuing entity should not cause it to be considered to be engaged in a U.S. trade or business]. This opinion will be based on the assumption that the terms of the sale and servicing agreement and indenture and related documents will be complied with, including that the issuing entity will not make an affirmative election to be treated as a corporation for U.S. federal income tax purposes. Such opinion may also be subject to qualifications and other assumptions as set forth therein.

[If the issuing entity were not treated as a grantor trust for U.S. federal income tax purposes, it likely would be treated either as (a) an entity disregarded from the sole certificateholder, if there were only one beneficial owner of certificates, or (b) a partnership if there were more than one beneficial owner of the certificates, in each case, for U.S. federal income tax purposes. The treatment of the issuing entity as a disregarded entity or as a partnership is generally not expected to have a material impact on beneficial owners of notes. However, if the issuing entity were to be classified as a partnership for U.S. federal income tax purposes, then unless that partnership elected otherwise, taxes arising from audit adjustments would be required to be paid by the partnership rather than by its partners or members. The parties responsible for the tax administration of the issuing entity will have the authority to utilize, and intend to utilize, the exceptions available under the law (including Treasury regulations promulgated under the relevant provisions of the Code) so that the persons treated as the issuing entity’s partners, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income if the issuing entity is treated as a partnership. Prospective purchasers are urged to consult with their tax advisors regarding the possible effect of these rules. To the extent that the issuing entity is liable for any taxes arising from audit adjustments to the issuing entity’s taxable income if the issuing entity is treated as a partnership, the persons treated as the issuing entity’s partners are contractually obligated to reimburse the issuing entity in full for the amount paid by the issuing entity in respect of such tax liability.

Prospective purchasers of notes should consult the section below entitled “—Possible Alternative Treatment of Notes” for the U.S. federal income tax consequences to the issuing entity if a class of notes was recharacterized as equity, and the issuing entity were treated as a publicly-traded partnership for U.S. federal income tax purposes.]

[If the issuing entity were taxable as a corporation for U.S. federal income tax purposes, the issuing entity would be subject to corporate income tax on its taxable income. The issuing entity’s taxable income would include all its income on the receivables, possibly reduced by its interest expense on the notes (to the extent such interest was deductible). Any corporate income tax would materially reduce or eliminate cash otherwise available to make payments on the notes.]

[As noted above, Kirkland & Ellis LLP will deliver its opinion that the grantor trust, which owns the pool of receivables, will be a “grantor trust” for U.S. federal income tax purposes where beneficial ownership of the grantor trust is reflected in book entry system. As a result of this grantor trust arrangement, the interest payments made by the grantor trust to the issuing entity are considered to be made on obligations that are in registered form for purposes of applying the portfolio interest rules. Consequently, subject to the discussion herein, if an offered note issued by the issuing entity is held by a Non-U.S. Person, that noteholder will generally not be subject to withholding tax on the gross interest received by the issuing entity from the grantor trust. Moreover, subject to the discussion herein, if an offered note issued by the issuing entity held by a Non-U.S. Person is recharacterized as equity of the issuing entity for income tax purposes, that noteholder will generally not be subject to withholding tax on its distributive share of the gross interest received by the issuing entity from the grantor trust. In such a situation, if the grantor trust itself were to not be treated as a grantor trust for federal income tax purposes, the distributive share of gross interest received by the issuing entity (i.e., interest received on the receivables unreduced by interest expense or other expense of the issuing entity) from the grantor trust may be subject to a 30% withholding tax if such noteholder is a Non-U.S. Person. This would have an adverse impact on the holders of the offered notes and on the issuing entity’s ability to make payments on the offered notes issued by the issuing entity.]

U.S. Persons

Except as otherwise noted, the following discussion applies to a holder of notes (other than a partnership) that is a U.S. Person, and, except as set forth below, this discussion does not address the tax consequences of holding a note to any holder who is not a U.S. Person.

Original Issue Discount

The discussion below assumes that all payments on the notes are denominated in U.S. dollars, and that the notes are not “interest only” or “principal only” notes. Moreover, the discussion assumes that the interest formula for the notes meets the requirements for “qualified stated interest” under U.S. Department of the Treasury regulations relating to debt instruments issued with original issue discount (“OID”) (such regulations, the “OID Regulations”). Interest that is not considered qualified stated interest must be accrued under the OID rules. For interest to be qualified stated interest, there must be legal remedies available to compel timely payment (at least annually) or the terms of the instrument must make the possibility of nonpayment or late payment sufficiently remote. Although the interest payments on the Class B Notes [[,][and] the Class C Notes] [[,][and] the Class D Notes] [[,][and] the Class E Notes] [and the Class F Notes] may be deferred under certain circumstances, the issuing entity intends to treat the possibility of such potential deferral as sufficiently remote for purposes of the OID rules such that all stated interest on the Class B Notes [[,][and] the Class C Notes] [[,][and] the Class D Notes] [[,][and] the Class E Notes] [and the Class F Notes] constitutes qualified stated interest.

Finally, the discussion assumes that any OID on the notes, that is, any excess of the principal amount of the notes over their issue price, is de minimis, or less than 0.25% of their principal amount multiplied by the maturity of the notes, all within the meaning of the OID Regulations. If these conditions are not satisfied with respect to any given class of notes and as a result the notes are treated as having been issued with OID, a noteholder would be required to include such OID in income as interest over the term of the note under a constant yield method. In general, OID must be included in income in advance of the receipt of cash representing that income. Thus, to the extent OID has accrued as of the date of the interest distribution and is not allocated to prior distributions, each cash distribution would be treated as an amount already included in income or as a repayment of principal. This treatment would have no significant effect on noteholders using the accrual method of accounting. However, cash method noteholders may be required to report income with respect to the notes in advance of the receipt of cash attributable to such income. The prepayment assumption that will be used in determining the rate of accrual of OID and of market discount and premium, if any, for U.S. federal income tax purposes will be based on the assumption that subsequent to the date of any determination the receivables will prepay at a [1.30]% absolute prepayment model rate, and there will be no extensions of maturity for any receivables. No representation is made that the receivables or the notes will prepay at that rate or at any other rate or that the interest payments on the Class B Notes [[,][and] the Class C Notes] [[,][and] the Class D Notes] [[,][and] the Class E Notes] [and the Class F Notes] will not be deferred.

Interest Income on the Notes

Based on the above assumptions, except as discussed below, the notes will not be considered as having been issued with OID. The stated interest thereon generally will be taxable to a noteholder as ordinary interest income for U.S. federal income tax purposes when received or accrued in accordance with the noteholder’s usual method of tax accounting for such purposes. Under the OID Regulations, a holder of a note issued with a de minimis amount of OID generally must include such OID in income for U.S. federal income tax purposes, on a pro rata basis, as principal payments are made on the note. Any prepayment premium paid as a result of a mandatory redemption will be taxable as ordinary income when it becomes fixed and unconditionally payable. Unconditionally payable means that reasonable legal remedies exist to compel timely payment or that the terms of the instrument make the possibility of late payment or non-payment sufficiently remote. A purchaser who buys a note for more or less than its principal amount will generally be subject, respectively, to the premium amortization or market discount rules of the Internal Revenue Code.

A holder of a note that has a fixed maturity date of no more than one year from the issue date of that note (a “Short-Term Note”) may be subject to special rules. Under the OID Regulations, all stated interest on a Short-Term Note will be treated as OID. An accrual basis holder of a Short-Term Note and some cash basis holders generally would be required to report interest income as it accrues on a straight-line basis over the term of each interest period. Cash basis holders of a Short-Term Note would, in general, be required to report interest income as interest is paid, or, if earlier, upon the taxable disposition of the Short-Term Note. However, a cash basis holder of a Short-Term Note reporting interest income as it is paid may be required to defer a portion of any interest expense otherwise deductible on indebtedness incurred to purchase or carry the Short-Term Note until the taxable disposition of the Short-Term Note. A cash basis taxpayer may elect under Section 1281 of the Internal Revenue Code to accrue interest income on all nongovernment debt obligations with a term of one year or less, in which case the taxpayer would include OID on the Short-Term Note in income as it accrues, but would not be subject to the interest expense deferral rule referred to in the preceding sentence. Certain special rules apply if a Short-Term Note is purchased for more or less than its principal amount.

Market Discount

Whether or not the notes are issued with OID, a subsequent purchaser, that is, a purchaser who acquires a note at a sufficient discount to its issue price will be subject to the market discount rules of Sections 1276 through 1278 of the Internal Revenue Code. In general, these rules provide that if the holder of a note purchases the note at a market discount, which is a discount from its original issue price plus any accrued OID that exceeds a de minimis amount specified in the Internal Revenue Code, and thereafter recognizes gain upon a disposition or receives a principal payment, the lesser of:

•	the gain or the principal payment; or

•	the accrued market discount not previously included in income,

will be taxed as ordinary income.

In the absence of regulations on this point, the issuing entity intends to take the position that the accrued market discount for each interest accrual period should be the total market discount on the note not previously included in income, multiplied by a fraction, the numerator of which is the interest or OID, if the note was issued with more than de minimis OID, for such period and the denominator of which is the total interest or OID from the beginning of such period to the maturity date of the note. The holder may elect, however, to determine accrued market discount under the constant yield method. The adjusted basis of a note subject to the election will be increased to reflect market discount included in gross income, thereby reducing any gain or increasing any loss on a subsequent sale or taxable disposition. Holders are encouraged to consult with their own tax advisors as to the effect of making this election.

Limitations imposed by the Internal Revenue Code, which are intended to match deductions with the taxation of income, may defer deductions for interest on indebtedness incurred or continued, or short-sale expenses incurred, to purchase or carry a note with accrued market discount. A noteholder who elects to include market discount in gross income as it accrues, however, is exempt from this rule.

Notwithstanding the above rules, market discount on a note will be considered to be zero if it is less than the de minimis threshold, which is 0.25% of the remaining principal amount of the note multiplied by the number of years in its expected remaining life. If market discount is de minimis, the actual amount of discount must be allocated to the remaining principal distributions on the note, and when the distribution is received, capital gain will be recognized equal to the amount of discount allocated to the distribution.

Amortizable Bond Premium and Acquisition Premium

In general, if a subsequent purchaser acquires a note at a premium, that is for an amount in excess of the amount payable upon the maturity of the note, the noteholder will be considered to have purchased the note with “amortizable bond premium” equal to the amount of such excess. A noteholder may elect to deduct the amortizable bond premium as it accrues under a constant yield method over the remaining term of the note. Accrued amortized bond premium may only be used as an offset against qualified stated interest income when the income is included in the holder’s gross income under the holder’s normal accounting method.

A holder that purchases a note issued with OID for an amount less than or equal to the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest, but in excess of its adjusted issue price (any such excess being “acquisition premium”) and that does not make the election described below under “Election to Treat All Interest as Original Issue Discount” to treat all interest as OID, is required to reduce the daily portions of OID by a fraction, the numerator of which is the excess of the holder’s adjusted tax basis in the note immediately after its purchase over the note’s adjusted issue price, and the denominator of which is the excess of the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, over the note’s adjusted issue price.

Election to Treat All Interest as Original Issue Discount

A holder may elect to include in gross income all interest that accrues on a note using a constant yield method. For purposes of this election, “interest” includes stated interest, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. In applying the constant yield method to a note with respect to which this election has been made, the issue price of the note will equal the electing holder’s adjusted basis in the note immediately after its acquisition, the issue date of the note will be the date of its acquisition by the electing holder, and no payments on the note will be treated as payments of qualified stated interest. This election, if made, may not be revoked without the consent of the IRS. Holders are encouraged to consult with their own tax advisors as to the effect of making this election in light of their individual circumstances.

Net Investment Income

A tax of 3.8% is imposed on the “net investment income” of certain U.S. individuals, trusts and estates. Among other items, net investment income generally includes gross income from interest and net gain attributable to the disposition of certain property, less certain deductions. Prospective purchasers of notes who are U.S. Persons should consult their own tax advisors regarding the implications of this tax in their particular circumstances.

Sale or Other Disposition

If a noteholder sells a note, the holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale and the holder’s adjusted tax basis in the note. The adjusted tax basis of a note to a particular noteholder will equal the holder’s cost for the note, increased by any market discount, OID and gain previously included by the noteholder in income with respect to the note and decreased by the amount of premium, if any, previously amortized and by the amount of principal payments previously received by the noteholder with respect to the note. Any gain or loss will be capital gain or loss, except for gain representing accrued interest and accrued market discount not previously included in income which will be taxable as set forth above. Capital losses generally may be used by a corporate taxpayer only to offset capital gains, and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income. Capital gains realized by individual taxpayers from the sale or exchange of capital assets held for more than one year are subject to preferential rates of tax.

Non-U.S. Persons

Subject to the discussion of backup withholding and FATCA below, interest paid or accrued to a Non-U.S. Person (as defined in the Glossary of Terms) in respect of a note generally will be considered “portfolio interest,” and generally will not be subject to U.S. federal income tax or withholding tax if the interest is not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Person, and if the Non-U.S. Person:

•	is not actually or constructively a “10 percent shareholder” of the sponsor, the issuing entity or the depositor, including a holder of 10% of the outstanding certificates, or a “controlled foreign corporation” with respect to which the sponsor, the issuing entity or the depositor is a “related person” within the meaning of the Internal Revenue Code or a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code; and

•	provides the indenture trustee or other person who is otherwise required to withhold U.S. tax with respect to the notes with an appropriate statement on IRS Form W-8BEN (for an individual), IRS Form W-8BEN-E (for an entity), or a similar form or the applicable successor form signed under penalties of perjury, certifying that the beneficial owner of the note is a foreign person and providing the foreign person’s name and address.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a Non-U.S. Person will be exempt from U.S. federal income and withholding tax, provided that:

•	the gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Person; and

•	in the case of an individual Non-U.S. Person, the Non-U.S. Person is not present in the United States for 183 days or more in the taxable year.

If the interest, gain or income on a note held by a Non-U.S. Person is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Person, the holder, although exempt from the withholding tax previously discussed if an appropriate statement is furnished, generally will be subject to U.S. federal income tax on the interest, gain or income at regular U.S. federal income tax rates. The holder in this circumstance should provide an IRS Form W-8ECI or similar form or successor form indicating the income is effectively connected with a United States trade or business of the holder. In addition, if the foreign person is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its “effectively connected earnings and profits” within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty.

Backup Withholding and Information Reporting

Each holder of a note, other than an exempt holder such as a corporation, tax-exempt organization, qualified pension and profit-sharing trust, individual retirement account or nonresident alien who provides certification as to status as a nonresident, will be required to provide, under penalties of perjury, a certificate containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. Should a nonexempt noteholder fail to provide the required certification, the issuing entity will be required to withhold the required amount (currently at a rate of 24%) otherwise payable to the holder and remit the withheld amount to the IRS as a credit against the holder’s U.S. federal income tax liability.

Backup withholding is not an additional tax. Any amounts deducted and withheld from a payment should be allowed as a credit against your U.S. federal income tax. Furthermore, certain penalties may be imposed by the IRS on a recipient of payments that is required to supply information but that does not do so in the proper manner. The issuing entity will report to noteholders and to the IRS for each calendar year the amount of any “reportable payments” during such year and the amount of tax withheld, if any, with respect to payments on the notes.

Foreign Account Tax Compliance

In general, under Sections 1471 through 1474 of the Internal Revenue Code (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”), a 30% withholding tax could be imposed on payments made to any Non-U.S. Person (including certain foreign financial institutions and investment funds) unless such Non-U.S. Person complies with certain reporting requirements regarding its direct and indirect U.S. shareholders and/or U.S. accountholders. Such withholding could apply to payments regardless of whether they are made to such Non-U.S. Person in its capacity as a holder of a note or in a capacity of holding a note for the account of another. The FATCA withholding tax applies regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., under the portfolio interest exemption or as capital gain). The withholding tax under FATCA currently applies with respect to interest payments, and initially was also to be applicable to gross proceeds from a disposition of debt instruments. However, proposed Treasury regulations have been issued that, when finalized, will provide for the elimination of the 30% withholding tax that otherwise would have applied to all payments of gross proceeds from the sale, exchange or other disposition of debt instruments. In the preamble to the proposed regulations, the government provided that taxpayers may generally, currently rely upon these proposed regulations until the issuance of final regulations. Potential investors are encouraged to consult with their tax advisors regarding the possible implications of FATCA on an investment in the notes.

Each holder of a note or an interest therein, by acceptance of such note or such interest therein, will be deemed to have agreed to provide to the person from whom it receives payments on the notes (i) properly completed and signed tax certifications, for a U.S. Person, on IRS Form W-9 and, for a non-U.S. Person, on the appropriate IRS Form W-8 (or in either case, an applicable successor form) and (ii) upon request, information sufficient to eliminate the imposition of, or determine the amount of, such withholding or deduction under FATCA. The indenture trustee has the right to withhold any amounts (properly withholdable under law and without any corresponding gross-up) payable to any holder of a note or an interest therein that fails to comply with the requirements of the preceding sentence.

Possible Alternative Treatment of the Notes

In the opinion of special U.S. federal tax counsel, in the event that any class of notes was not treated as debt for U.S. federal income tax purposes, the class of notes would be characterized for U.S. federal income tax purposes as interests in a partnership. In such case, it is expected that stated interest payments on such class of notes would be treated either as guaranteed payments under Section 707(c) of the Internal Revenue Code or as a preferential allocation of net income of the issuing entity, with all other items of the issuing entity’s income, gain, loss, deduction and credit being allocated to the holders of the certificates. Although the U.S. federal income tax treatment of the notes for most accrual basis taxpayers should not differ materially under this alternative characterization than if the notes were treated as debt, the characterization could result in adverse effects for some holders of notes. For example, holders of notes treated as interests in a partnership could be subject to tax on income equal to the entire amount of the stated interest payments on the notes, plus possibly some other items, even though the issuing entity might not have sufficient cash to make current cash distributions of the full amount thereof. Thus, cash basis holders would in effect be required to report income in respect of the notes on the accrual basis and holders of the notes could become liable for taxes on the issuing entity’s income even if they have not received cash from the issuing entity to pay the taxes. Moreover, income allocable to a holder of a note treated as a partnership interest that is a pension, profit-sharing, employee benefit plan, or other tax-exempt entity, including an individual retirement account, could constitute “unrelated debt-financed income” generally taxable to a holder under the Internal Revenue Code. In addition, Non-U.S. Persons holding such class of notes could be subject to withholding or be required to file a U.S. federal income tax return and to pay U.S. federal income tax, and, in the case of a corporation, branch profits tax, on their share of accruals of guaranteed payments and income of the issuing entity or upon a sale or exchange of their note and individuals holding the notes might be subject to some limitations on their ability to deduct their share of trust expenses.

In addition, if the IRS were to successfully contend that any class of notes was not treated as debt for U.S. federal income tax purposes, the issuing entity would be treated as a partnership for U.S. federal income tax purposes and could be treated as a publicly traded partnership for such purposes. A partnership may be classified as a publicly traded partnership if equity interests in the partnership are traded on an “established securities market” or are “readily tradable” on a “secondary market” or its “substantial equivalent.” For U.S. federal income tax purposes, a publicly traded partnership is generally taxable as a corporation. If the issuing entity were taxable as a corporation for U.S. federal income tax purposes, the issuing entity would be subject to corporate income tax on its taxable income. The issuing entity’s taxable income would include all its income on the receivables, possibly reduced by its interest expense on the notes (to the extent such interest was deductible). Any corporate income tax would materially reduce or eliminate cash otherwise available to make payments on the notes in the manner described above. But even if the issuing entity were classified as a publicly traded partnership, it would avoid taxation as a corporation if 90% or more of its annual income constituted “qualifying income” not derived in the conduct of a “financial business.” It is unclear, however, whether the issuing entity’s income would be so classified.

Treasury regulations under Section 385 of the Internal Revenue Code address the treatment of instruments as debt or equity where the instruments are held by certain parties who are related to the issuing entity.  Under these regulations, in certain circumstances, a note that otherwise would be treated as debt is treated as equity for U.S. federal income tax purposes during periods in which the note is held by a related party of the issuing entity (generally based on a group of corporations, disregarded entities, grantor trusts or controlled partnerships connected through 80% direct or indirect ownership).  Under these regulations, although it is not entirely clear, it is expected that any notes treated as equity under these rules would be deemed to be converted back to debt when acquired by a beneficial owner that is not a related party. In the event that such deemed conversion into a debt instrument is not automatic and the determination of debt-equity status would need to be conducted at such time of the later acquisition, it is possible that such instrument could constitute equity in the issuing entity for U.S. federal income tax purposes.  In this regard, you should consider the discussion in the above paragraph regarding the consequences of such treatment.  [Although there is no present intent to sell the certificates, the trust agreement addresses the Treasury regulations under Section 385 of the Internal Revenue Code in order to prevent their application to the notes.]  Moreover, the issuing entity will be able to amend the trust agreement and the other trust documents in the future without the consent of noteholders as required to prevent the application of such Treasury regulations to the notes.

[Rate of Interest Amendment

The issuing entity may modify a Class [ ]-[ ]b Note in the event the then-current Benchmark is unavailable, which modification will cause the rate of interest on the Class [ ]-[ ]b Notes to be calculated using an alternative method as described under “Description of the Notes—Payments of Interest” herein.  It is intended that the replacement of the then-current Benchmark of the Class [ ]-[ ]b Notes will not be a taxable event for noteholders of the Class [ ]-[ ]b Notes.  However, a U.S. holder that owns a Class [ ]-[ ]b Note may be deemed to have exchanged such Class [ ]-[ ]b Note immediately prior to such change in the Benchmark for a new Class [ ]-[ ]b Note. This deemed exchange could be treated as either a recapitalization, in which case no gain or loss would be recognized by the U.S. holder that continues to own Class [ ]-[ ]b Notes following such deemed exchange, or as a taxable exchange. The U.S. Department of the Treasury released proposed regulations that generally provide that the replacement of a [applicable Benchmark] rate of interest with an alternative method will not be treated as a deemed exchange or taxable event. These regulations are proposed to apply to transactions taking place on or after the date the final regulations are published. However, a taxpayer may generally, currently rely on the proposed regulations provided that the taxpayer and any related parties apply the proposed regulations in a consistent manner. It is unclear whether these proposed regulations would apply to a replacement of the Benchmark with respect to the Class [ ]-[ ]b Notes, and holders of Class [ ]-[ ]b Notes should consult their own tax advisors with respect to the consequences of the setting of an alternative Benchmark.]

Tax Shelter Disclosure and Investor List Requirements

U.S. Department of the Treasury regulations directed at abusive tax shelter activity appear to apply to transactions not conventionally regarded as tax shelters. Such U.S. Department of the Treasury regulations require taxpayers to report certain information on IRS Form 8886 if they participate in a “reportable transaction” and to retain certain information related to such transactions. Organizers and depositors of the transaction are required to maintain records including investor lists containing identifying information and to furnish those records to the IRS upon demand.

A transaction may be a “reportable transaction” based upon any of several indicia, one or more of which may be present with respect to your investment. Significant penalties can be imposed for failure to comply with these disclosure requirements. Prospective investors should be aware that the transferor and other participants in the transaction intend to comply with such disclosure and investor list requirements. Prospective investors are encouraged to consult their tax advisors concerning any possible disclosure obligation with respect to their investment.

STATE AND LOCAL TAX CONSEQUENCES

A rule under the Florida Income Tax Code (the “Loan Rule”) provides that a “financial organization” earning or receiving interest from loans secured by tangible property located in Florida will be deemed to be conducting business or earning or receiving income in Florida, and will be subject to Florida corporate income tax regardless of where the interest was received. A financial organization is defined to include any bank, trust company, savings bank, industrial bank, land bank, safe deposit company, private banker, savings and loan association, credit union, cooperative bank, small loan company, sales finance company or investment company. If the Loan Rule were to apply to the notes, then a financial organization investing in the notes would be subject to Florida corporate income tax on a portion of its income at a maximum rate of [5.50]%, and would be required to file an income tax return in Florida, even if it has no other Florida contacts. Bilzin Sumberg Baena Price & Axelrod LLP, special Florida counsel to the depositor, is of the opinion (although not free from doubt and subject to the assumptions and circumstances contained in its full written opinion) that if the matter were properly presented to a court with jurisdiction, and if relevant law were interpreted consistent with existing authority, the court should hold that the Loan Rule would not apply to an investment in the notes or the receipt of interest on the notes by a financial organization with no other Florida contacts. We urge you to consult your own tax advisor as to the applicability of the Loan Rule to an investment in the notes and your ability to offset any such Florida tax against any other state tax liabilities.

The discussion above does not address the tax treatment of the issuing entity, the securities or the security owners under any state or local tax law other than Florida law to the extent set forth above. Prospective investors are urged to consult their own tax advisors regarding the state and local tax treatment of the issuing entity and the securities, and the consequences of purchase, ownership or disposition of the securities under any state or local tax law, if applicable.

CERTAIN ERISA CONSIDERATIONS

[The discussion under this heading “Certain ERISA Considerations” only applies to the ERISA-Eligible Notes and such notes are referred to under this heading as the “offered notes,” the “notes” or the “ERISA-Eligible Notes.”] Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Internal Revenue Code prohibit a pension, profit-sharing or other employee benefit plan subject to Title I of ERISA, as well as an individual retirement account (“IRA”) and any other plan subject to Section 4975 of the Internal Revenue Code (each a “Benefit Plan”), from engaging in particular transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to such Benefit Plan. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Internal Revenue Code for such persons or the fiduciaries of the Benefit Plan. In addition, Title I of ERISA also requires fiduciaries of a Benefit Plan subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) and some church plans (as defined in Section 3(33) of ERISA) are not subject to ERISA requirements; however, governmental and church plans may be subject to comparable federal, state or local law restrictions substantially similar to Title I of ERISA or Section 4975 of the Code (“Similar Law”).

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Internal Revenue Code with respect to a Benefit Plan that purchased notes if assets of the issuing entity were deemed to be assets of the Benefit Plan. Under the United States Department of Labor regulation codified at C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA (the “Regulation”), the assets of the issuing entity would be treated as plan assets of a Benefit Plan for the purposes of ERISA and the Internal Revenue Code only if the Benefit Plan acquired an “equity interest” in the issuing entity and none of the exceptions contained in the Regulation was applicable. An equity interest is defined under the Regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, we believe that, at the time of their issuance, the offered notes should be treated as indebtedness of the issuing entity without substantial equity features for purposes of the Regulation. This determination is based in part upon the traditional debt features of the offered notes, including the reasonable expectation of purchasers of notes that the notes will be repaid when due, as well as the absence of conversion rights, warrants and other typical equity features.

However, without regard to whether the offered notes are treated as an equity interest for purposes of the Regulation, Benefit Plan fiduciaries must determine whether the acquisition and holding of the offered notes would result in a prohibited transaction under ERISA or the Internal Revenue Code for which no statutory, regulatory, administrative, or individual prohibited transaction exemption is available. The acquisition or holding of notes by or on behalf of a Benefit Plan could be considered to give rise to a prohibited transaction if the issuing entity[[,][grantor trust[,]] the underwriters, the depositor, the servicer, the owner trustee[, the grantor trust trustee] or the indenture trustee or any of their respective affiliates (the “Transaction Parties”) is or becomes a party in interest or a disqualified person with respect to such Benefit Plan. In making the determination of whether the acquisition or holding of notes by or on behalf of a Benefit Plan could give rise to a prohibited transaction, Benefit Plans should consider whether any of the Transaction Parties will act as a fiduciary, or render investment advice for a fee or other compensation, direct or indirect, or has authority to do so, pursuant to ERISA, Section 4975 of the Internal Revenue Code or otherwise, with respect to the acquisition or holding of notes by such Benefit Plan (or by any fiduciary acting on behalf of such Benefit Plan). A statutory exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code is available for most transactions where the party in interest or disqualified person is not affiliated with the Benefit Plan sponsor or acting as a fiduciary to the Benefit Plan. In addition, certain class exemptions could offer broader relief for the purchase and holding of notes by a Benefit Plan depending on the type and circumstances of the plan fiduciary making the decision to acquire such notes. Included among these exemptions are: Prohibited Transaction Class Exemption (“PTCE”) 96-23, regarding transactions effected by “in-house” asset managers; PTCE 95-60, regarding investments by insurance company general accounts; PTCE 90-1, regarding investments by insurance company pooled separate accounts; PTCE 91-38, regarding investments by bank collective investment funds; and PTCE 84-14, regarding transactions effected by “qualified professional asset managers.” There may also be certain individual prohibited transaction exemptions that are available.  However, there can be no assurance that any of these exemptions will be available with respect to any particular transaction involving the offered notes. By acquiring an ERISA-Eligible Note, each purchaser thereof will be deemed to represent that either (i) it is not and will not be acquiring such offered note (or beneficial interests therein) on behalf of, or with the assets of any Benefit Plan or any governmental, non-U.S. or church plan or any other employee benefit plan or arrangement that is subject to Similar Law; or (ii) its acquisition and holding of such offered note (or beneficial interests therein) will not constitute or give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code or a violation of Similar Law.

[The ERISA-Ineligible Notes may not be acquired by or on behalf of (i) any Benefit Plan, (ii) any entity or account deemed to hold the “plan assets” of the foregoing, or (iii) any plan subject to any Similar Law unless the acquisition and holding of such note (or beneficial interest therein) will not constitute or give rise to a violation of Similar Law.]

A plan fiduciary considering the purchase of notes is encouraged to consult its legal advisors regarding whether the assets of the issuing entity would be considered plan assets, the possibility of exemptive relief from the prohibited transaction rules and other issues and their potential consequences.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated [      ] among World Omni Financial Corp., the depositor, and [      ], [      ] and [      ] as representatives of the underwriters, the depositor has agreed to sell to the underwriters named below and each of the underwriters has severally agreed to purchase, the principal amount of the notes described opposite its name below:

Underwriter	Class A-1 Notes			Class A-2 Notes			Class A-3 Notes			Class A-4 Notes			[Class A-5 Notes]			Class B Notes			[Class C Notes]			[Class D Notes]			[Class E Notes]			[Class F Notes]
[ ]	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
[ ]	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
[ ]	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
[ ]	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
[ ]	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
[ ]	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
[ ]	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
[ ]	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
[ ]	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
[ ]	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Total	$	[ ]	[(1)]	$	[ ]	[(1)]	$	[ ]	[(1)]	$	[ ]	[(1)]	$	[ ]	[(1)]	$	[ ]	[(1)]	$	[ ]	[(1)]	$	[ ]	[(1)]	$	[ ]	[(1)]	$	[ ]	[(1)]

[(1)    If the aggregate initial principal amount of the notes is $[  ]. If the aggregate initial principal amount of the notes is $[  ], the principal amount of the Class A-1 Notes will be $[  ], the principal amount of the Class A-2 Notes will be $[  ], the principal amount of the Class A-3 Notes will be $[  ], the principal amount of the Class A-4 Notes will be $[  ] [,][and] the principal amount of the Class A-5 Notes will be $[  ]] [,][and] the principal amount of the Class B Notes will be $[  ] [[,][and] the principal amount of the Class C Notes will be $[  ]] [[,][and] the principal amount of the Class D Notes will be $[  ]] [[,][and] the principal amount of the Class E Notes will be $[  ]] [and the principal amount of the Class F Notes will be $[  ]].]

[(2)]   [The total principal amounts of the Class A-2 Notes and the Class A-3 Notes to be purchased by the underwriters will be $[ ]. The principal amount of the Class A-2 Notes to be purchased by the underwriters is expected to be within the range of $[ ] – $[ ]. The principal amount of the Class A-3 Notes to be purchased by the underwriters is expected to be within the range of $[ ] – $[ ].]

[The depositor will retain [the Class [ ] Notes][[ ]% of each class of notes][a single vertical security] in satisfaction of the sponsor’s risk retention obligations under Regulation RR and may such interests in the timeframe described in “Credit Risk Retention.”][At least 5% (by initial principal amount) of each class of notes will initially be retained by the depositor or one or more affiliates thereof on the closing date in satisfaction of the sponsor’s risk retention obligations described under “U.S. Credit Risk Retention”.][The Class [ ] Notes will initially be retained by the depositor or one or more affiliates thereof on the closing date and are not being offered under this prospectus.][[In addition,] Some or all of one or more classes of notes may initially be retained by the depositor or one or more affiliates thereof on the closing date.] If retained, such retained notes may be sold, subject to certain limitations, from time to time to purchasers, directly by the depositor or its affiliates or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or from the purchases of such retained notes. If such retained notes are sold through underwriters, broker-dealers or agents, the depositor or such affiliate will be responsible for underwriting discounts or commissions or agent’s commissions. Such retained notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.]

The depositor has been advised by the underwriters that they propose initially to offer the offered notes to the public at the prices set forth on the cover page hereof, and to dealers at these prices less a selling concession not in excess of the percentage set forth below for each class of offered notes. The underwriters may allow, and these dealers may reallow to other dealers, a subsequent concession not in excess of the percentage set forth below for each class of offered notes. After the initial public offering, the public offering price and such concessions may be changed. In the event of sales to affiliates, one or more of the underwriters may be required to forego a portion of the selling concession they would otherwise be entitled to receive.

	Selling Concession		Reallowance
Class A-1 Notes	[ ]	%	[ ]	%
Class A-2 Notes	[ ]	%	[ ]	%
Class A-3 Notes	[ ]	%	[ ]	%
Class A-4 Notes	[ ]	%	[ ]	%
[Class A-5 Notes	[ ]	%	[ ]	%]
Class B Notes	[ ]	%	[ ]	%
[Class C Notes	[ ]	%	[ ]	%]
[Class D Notes	[ ]	%	[ ]	%]
[Class E Notes	[ ]	%	[ ]	%]
[Class F Notes	[ ]	%	[ ]	%]

The underwriting agreement provides that the obligations of the underwriters are subject to specified conditions precedent and that the underwriters will purchase all the offered notes if any of such notes are purchased.

[The Class A-1 Notes have not been and will not be offered in the UK or to UK persons, and the underwriters will not accept proceeds of their initial sale of the Class A-1 Notes into an account located in the UK.]

[insert for transactions not structured to comply with any aspect of EU or UK credit risk retention: Prospective investors should be aware that pursuant to Article 5 of Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017 (as amended, the “EU Securitisation Regulation”), prior to investing in a “securitisation position” (as defined in the EU Securitisation Regulation) EU Affected Investors (as defined below) must, amongst other things: (a) verify that certain credit-granting requirements are satisfied; (b) verify that the originator, sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, shall not be less than 5%, determined in accordance with Article 6 of the EU Securitisation Regulation, and discloses the risk retention to EU Affected Investors; (c) verify that the originator, sponsor or relevant “securitisation special purpose entity” (as defined in the EU Securitisation Regulation) has, where applicable, made available information as required by Article 7 of the EU Securitisation Regulation; and (d) carry out a due-diligence assessment which enables EU Affected Investors to assess the risks involved, considering at least (i) the risk characteristics of the securitisation position and the underlying exposures and (ii) all the structural features of the “securitisation” (as defined in the EU Securitisation Regulation) that can materially impact the performance of the securitization position. The EU Securitisation Regulation has direct effect in member states of the EU and is expected to be implemented by national legislation in other countries in the EEA. “EU Affected Investors” refers to certain types of EU regulated investors, including credit institutions and investment firms (and in each case certain consolidated affiliates thereof wherever located), institutions for occupational retirement provision, alternative investment fund managers who manage or market alternative investment funds in the EU, insurance and reinsurance undertakings and management companies of undertakings for collective investment in transferable securities (“UCITS”) (or internally managed UCITS).

Pursuant to the EUWA, the EU Securitisation Regulation as applicable on 31 December 2020 was retained as part of the domestic law of the UK and was amended by the Securitisation (Amendment) (EU Exit) Regulations 2019 and, as so retained and amended, is referred to as the “UK Securitisation Regulation”.

Pursuant to Article 5 of the UK Securitisation Regulation, prior to investing in a “securitisation position” (as defined in the UK Securitisation Regulation) UK Affected Investors must, amongst other things: (a) verify that certain credit-granting requirements are satisfied; (b) verify that the originator, sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, shall not be less than 5%, determined in accordance with Article 6 of the UK Securitisation Regulation, and discloses the risk retention to UK Affected Investors; (c) verify that, if established outside of the UK, the originator, sponsor or relevant “securitisation special purpose entity” (as defined in the UK Securitisation Regulation) has made available information which is substantially the same as the information required by Article 7 of the UK Securitisation Regulation substantially in accordance with the frequency and modalities provided for in Article 7 of the UK Securitisation Regulation; and (d) carry out a due-diligence assessment which enables UK Affected Investors to assess the risks involved, considering at least (i) the risk characteristics of the securitisation position and the underlying exposures and (ii) all the structural features of the “securitisation” (as defined in the UK Securitisation Regulation) that can materially impact the performance of the securitization position. “UK Affected Investors” refers to certain types of UK regulated investors, including credit institutions and investment firms (and in each case certain consolidated affiliates thereof wherever located), occupational pension schemes, alternative investment fund managers who manage or market alternative investment funds in the UK, insurance and reinsurance undertakings, UCITS and management companies of UCITS.

None of the sponsor, the depositor, the servicer, the issuing entity or the underwriters, their respective affiliates nor any other party to the transactions described in this prospectus makes any representation or agreement that it intends or is required under the transaction documents to retain a material net economic interest in the securitization constituted by the issuance of the [notes][securities] in a manner that would satisfy the requirements of the EU Securitisation Regulation or the UK Securitisation Regulation, or undertakes to take any other action or refrain from taking any action prescribed or contemplated in, or for purposes of, or in connection with, compliance by any investor with any requirement of, the EU Securitisation Regulation or the UK Securitisation Regulation.

The arrangements described under “U.S. Credit Risk Retention” have not been structured with the objective of enabling compliance with the requirements of the EU Securitisation Regulation or the UK Securitisation Regulation by any person. Failure by an EU Affected Investor to comply with the EU Securitisation Regulation or failure by a UK Affected Investor to comply with the UK Securitisation Regulation with respect to an investment in the notes may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions or remedial measures. The EU Securitisation Regulation, the UK Securitisation Regulation and any changes to the regulation or regulatory treatment of the notes for some or all investors may negatively impact the regulatory position of affected investors and investment managers and consequently, the notes may not be a suitable investment for EU Affected Investors and UK Affected Investors. As a result, the value and liquidity of the notes in the secondary market may be adversely affected. See “Risk Factors—Risks Relating to Economic Conditions and Other External Factors—The Notes May Not Be a Suitable Investment for Investors Subject to the EU Securitisation Regulation or the UK Securitisation Regulation.”

Prospective investors are responsible for analyzing their own legal and regulatory position and are advised to consult with their own investment and legal advisors regarding the suitability of the notes for investment and the scope, applicability of, and compliance with the requirements of the EU Securitisation Regulation, the UK Securitisation Regulation and any other existing or future similar regimes in any relevant jurisdictions or other applicable regulations.]

The notes are a new issue of securities with no established trading market. World Omni Financial Corp. and the depositor do not intend to apply for listing of the notes on a national securities exchange. [Certain of the][The] underwriters have advised World Omni Financial Corp. and the depositor that they intend to act as market makers for the offered notes. However, the underwriters are not obligated to do so and may discontinue any market making at any time without notice. [Moreover, the global economic slowdown resulting from the COVID-19 pandemic has created major disruptions and uncertainty in global financial markets, including the secondary market for asset-backed securities.] Accordingly, no assurance can be given as to the liquidity of any trading market for the offered notes.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the offered notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which an underwriter may bid for or purchase the offered notes for the purpose of stabilizing their market price. In addition, the underwriters may impose “penalty bids” whereby they may reclaim from a dealer participating in the offering the selling concession with respect to the offered notes that the dealer distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the offered notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are taken, such transactions may be discontinued at any time without notice.

Due to the diverse nature of the business activities of the underwriters and their respective affiliates, the underwriters or their respective affiliates may from time to time have different economic interests in, and different views regarding, the future performance of receivables similar to those in the receivables pool or securities that are backed by similar receivables. The underwriters and their respective affiliates may be holding, buying, or selling interests in similar receivables or related derivatives (e.g., credit default swaps), not originating or limiting origination of similar receivables or taking long or short positions with respect to the securities backed by similar receivables. The interests of the underwriters and their respective affiliates may not be aligned with the interests of noteholders, and such activities may cause or lead to potential conflicts of interests.

World Omni Financial Corp. and the depositor have agreed to indemnify the underwriters against some liabilities, including civil liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or contribute to payments which the underwriters may be required to make in respect of some liabilities, including civil liabilities under the Securities Act.

In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged and may engage in investment banking and/or commercial banking transactions with World Omni Financial Corp. and its affiliates. We refer you to “Use of Proceeds” in this prospectus.

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle within two business days, unless the parties thereto expressly agree otherwise. Accordingly, purchasers who wish to trade the offered notes more than two business days prior to the expected delivery date will be required to specify an alternate settlement cycle at the time of any such trade to avoid a failed settlement.

The following chart sets forth information on the aggregate proceeds to the depositor from the sale of the offered notes.

As a Percent of Aggregate Principal Amount of the Offered Notes
Aggregate Price to Public of the Offered Notes	$	[ ]	[ ]	%
Aggregate Underwriting Discount	$	[ ]	[ ]	%
Aggregate Proceeds to Depositor	$	[ ]	[ ]	%
Additional Offering Expenses	$	[ ]	[ ]	%

In addition to the methods described above, the offering of the offered notes may be made concurrently through more than one of the following methods:

•	by placements by the depositor with investors through dealers; and

•	by direct placements by the depositor with investors.

Each noteholder, by its acceptance of a note, represents that it has, independently and without reliance upon the indenture trustee or any other person, and based on such documents and information as it has deemed appropriate, made its own investment decision in respect of the notes. Each noteholder also represents that it will, independently and without reliance upon the indenture trustee or any other person, and based on such documents and information as it shall deem appropriate at the time, continue to make its own decisions in taking or not taking action under the indenture or any other document and in connection with the notes.

European Economic Area

Each underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any offered notes to any EU retail investor in the EEA. For the purposes of this provision:

(a)	the expression “EU retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(ii)	a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in the EU Prospectus Regulation; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the offered notes to be offered so as to enable an investor to decide to purchase or subscribe for the offered notes.

United Kingdom

Each underwriter has represented and warranted, and agreed that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated, in the UK, an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity or the depositor; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the offered notes in, from or otherwise involving the UK.

Each underwriter has also represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any offered notes to any UK retail investor in the UK. For the purposes of this provision:

(a)	the expression “UK retail investor” means a person who is one (or more) of the following:

(i)	a retail client, as defined in point (8) of Article 2 of Commission Delegated Regulation (EU) 2017/565 as it forms part of the domestic law of the UK by virtue of the EUWA, and as amended; or

(ii)	a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of the domestic law of the UK by virtue of the EUWA, and as amended; or

(iii)	not a qualified investor as defined in Article 2 of the UK Prospectus Regulation; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the offered notes to be offered so as to enable an investor to decide to purchase or subscribe for the offered notes.

FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference in this prospectus, may contain certain forward-looking statements. In addition, certain statements made in future SEC filings by the issuing entity or the depositor in press releases and in oral and written statements made by or with the issuing entity’s or the depositor’s approval may constitute forward-looking statements. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements include information relating to, among other things, continued and increased business competition, an increase in delinquencies (including increases due to worsening of economic conditions), changes in demographics, changes in local, regional or national business, economic, political and social conditions, regulatory and accounting initiatives, changes in customer preferences, and costs of integrating new businesses and technologies, many of which are beyond the control of the servicer, the issuing entity or the depositor. Forward-looking statements also include statements using words such as “expect,” “anticipate,” “hope,” “intend,” “plan,” “believe,” “estimates” or similar expressions. The issuing entity and the depositor have based these forward-looking statements on their current plans, estimates and projections, and you should not unduly rely on them.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risks discussed in “Risk Factors” in this prospectus. Future performance and actual results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of the issuing entity or the depositor to control or predict. The forward-looking statements made in this prospectus speak only as of the date stated on the cover of this prospectus. Other than as required by applicable law, the issuing entity and the depositor undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

LEGAL PROCEEDINGS

[There are no legal or governmental proceedings pending against World Omni Financial Corp., the depositor, the issuing entity[, the grantor trust] or the servicer, or of which any property of the foregoing is the subject, that, if determined adversely to such party, would be material to holders of the notes.]

Other than as described in “The Trustees” in this prospectus, each of the indenture trustee[[,][and]] the owner trustee [and the grantor trust trustee] has represented to the issuing entity[, the grantor trust] and the depositor that as of the date of this prospectus, there are no pending legal proceedings, or any other such proceedings known to be contemplated by governmental authorities, involving the indenture trustee[[,][and]] the owner trustee [and the grantor trust trustee], respectively, that, individually or in the aggregate, would have a material adverse impact on investors in the notes being offered under this prospectus.

[Describe any legal proceedings against the sponsor, the depositor, the owner trustee[[,] the grantor trust trustee[,]] the indenture trustee, the issuing entity[, the grantor trust] or the servicer that are material to noteholders.]

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The issuing entity “incorporates by reference” some information it files with the SEC, which means that the issuing entity can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that the issuing entity files later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. [The issuing entity incorporates by reference the asset level data and information included as exhibits to the Form ABS-EE filed or caused to be filed with the SEC by the depositor with respect to the issuing entity by the date of the filing of this prospectus]. The issuing entity also incorporates by reference any current reports on Form 8-K later filed by or on behalf of the issuing entity before the termination of the offering of the notes (including any market-making transactions for the notes unless exempt from the registration requirements of the Securities Act). Any Form ABS-15G furnished by the depositor pursuant to Rule 15Ga-2 of the Exchange Act is not and will not be incorporated by reference into this prospectus or the registration statement.

For the time period that the issuing entity is required to report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the aforementioned periodic reports with respect to that issuing entity will be available to you through our website at http://www.worldomni.com/asset_securities.html as soon as reasonably practicable after such reports are filed with, or furnished to, the SEC. The Servicer Certificates to noteholders referenced throughout this prospectus will also be made available through such website. The contents of our website are not incorporated in, or otherwise to be regarded as part of, this prospectus. For purposes of any electronic version of this prospectus, the preceding link to the uniform resource locator, or URL, is an inactive textual reference only. We have taken steps to ensure that this link to the URL was inactive at the time we created any electronic version of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of the person, a copy of any and all of the documents incorporated by reference in this prospectus, not including the exhibits to the documents, unless the exhibits are specifically incorporated by reference in the documents. Requests for the copies should be directed to the office of the General Counsel, 250 Jim Moran Blvd., Deerfield Beach, Florida 33442 (954) 429-2200.

This prospectus is part of our registration statement. This prospectus does not contain all of the information in our registration statement. For further information, please see our registration statement and the accompanying exhibits which we have filed with the SEC. This prospectus may summarize contracts and/or other documents. For further information, please see the copy of the contract or other document filed as an exhibit to the registration statement. You can obtain copies of the registration statement from the SEC upon payment of the prescribed charges, or you can examine the registration statement free of charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 on official business days between the hours of 10 a.m. and 3 p.m. New York City time. Copies of the material can be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Section by calling (800) 732-0330. The SEC also maintains a site on the World Wide Web at “http://www.sec.gov” at which users can view and download copies of reports, proxy and information statements and other information filed electronically through the EDGAR system. Copies of the trust documents relating to a series of securities will be provided to each person to whom a prospectus is delivered, upon written or oral request directed to our offices at 250 Jim Moran Blvd., Deerfield Beach, Florida 33442 (954) 429-2200. The contents of the SEC’s website are not incorporated in, or otherwise to be regarded as part of, this prospectus. For purposes of any electronic version of this prospectus, the preceding link to the uniform resource locator, or URL, is an inactive textual reference only. We have taken steps to ensure that this link to the URL was inactive at the time we created any electronic version of this prospectus.

LEGAL MATTERS

Some legal matters relating to the securities, including the legality opinion for the notes and certain U.S. federal income tax matters with respect to the offered notes, will be passed upon for the depositor and the servicer by Kirkland & Ellis LLP, Chicago, Illinois. Some legal matters relating to the Loan Rule will be passed upon by Bilzin Sumberg Baena Price & Axelrod LLP, Miami, Florida. Some legal matters relating to the offered notes will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP.

GLOSSARY OF TERMS TO THE PROSPECTUS

The following are definitions of terms used in this prospectus. References to the singular form of defined terms in this prospectus include references to the plural and vice versa.

“2018 Draft RTS” is defined on page 40.

[“accumulation account” means the account so designated, established and maintained pursuant to the sale and servicing agreement.]

[“Accumulation Amount” means, for any payment date during the Revolving Period, the aggregate amount on deposit in the accumulation account as of such payment date.]

“acquisition premium” is defined on page 172.

“Affected Investors” is defined on page 41.

[“Amortization Period” is defined on page 15.”]

“ARRC” is defined on page 25.

“Available Funds” means, generally, with respect to any payment date, the sum of the following amounts with respect to the related collection period:

•	[all collections on the receivables;]

•	all proceeds of Defaulted Receivables, net of expenses incurred by the servicer in connection with the liquidation of the related financed vehicles and any amounts required by law to be remitted to the obligor on the Defaulted Receivables and all recoveries in respect of Defaulted Receivables;

•	the Purchase Amount of each receivable that was repurchased by the depositor or purchased by the servicer under an obligation that arose during the related collection period;

•	partial prepayments relating to refunds of any warranty or insurance financed by the respective obligor as part of the original contract;

•	[amounts in the Reserve Account in excess of the Required Reserve Amount;]

•	[amounts in the negative carry account in excess of the required negative carry account balance;]

•	[investment earnings on funds on deposit in the collection account[, the pre-funding account, the negative carry account] and the Reserve Account;]

•	any funds received by the indenture trustee (net of any amounts paid to the indenture trustee pursuant to the indenture[, to the grantor trust trustee pursuant to the grantor trust agreement] and to the owner trustee pursuant to the trust agreement) and deposited into the collection account upon an exercise of remedies;

•	[the net amount paid to the issuing entity under the Interest Rate [Swaps][Caps] since the preceding payment date]; and

•	re-deposits into the collection account of amounts available for distribution to certificateholders from the previous payment date, if any.

[Available Funds for each payment date will be reduced by the servicing fee for the payment date and any previously unpaid servicing fees.] Available Funds for each payment date will not include, and the amount of Available Funds will not be reduced by, the amount of any Supplemental Servicing Fees. [In addition, Available Funds for the regularly scheduled [ ] 20[ ] payment date will be reduced by the amount, if any, by which such funds were used to make payment of any accrued and unpaid interest on, and any outstanding principal of, the Class A-1 Notes on the special payment date.]

“Bankruptcy Action” means (1) the institution of or the consenting to the institution of any proceeding to have the issuing entity [or the grantor trust] declared or adjudicated bankrupt or insolvent, (2) the filing of a petition or consent to a petition seeking reorganization or relief on behalf of the issuing entity [or the grantor trust] under any applicable federal or state law relating to bankruptcy, (3) the consenting to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or any similar official) of the issuing entity[[,] the grantor trust] or a substantial portion of the assets of the [issuing entity][either entity], (4) any assignment for the benefit of the issuing entity’s [or the grantor trust’s] creditors, (5) causing the issuing entity [or the grantor trust] to admit in writing its inability to pay its debts generally as they become due, and (6) the taking of any other action (or causing the issuing entity [or the grantor trust] to take any action) that would further items (1) through (6).

“Benefit Plan” is defined on page 177.

“Brexit” is defined on page 36.

“CARES Act” is defined on page 47.

“CFPB” is defined on page 45.

“Class A Noteholders’ Interest Carryover Shortfall” means, with respect to any payment date, the excess of the Class A Noteholders’ Interest Distributable Amount for the preceding payment date, over the amount in respect of interest that was actually paid on the Class A Notes on the preceding payment date, plus interest on the amount of interest due but not paid to holders of the Class A Notes on the preceding payment date, to the extent permitted by law, at the respective interest rates borne by each class of the Class A Notes for the related interest accrual period.

“Class A Noteholders’ Interest Distributable Amount” means, with respect to any payment date, the sum of the Class A Noteholders’ Monthly Interest Distributable Amount for the payment date and the Class A Noteholders’ Interest Carryover Shortfall, if any, for such payment date[; provided that, if the Class A-1 Notes receive any payments on the special payment date, then (i) the Class A Noteholders’ Monthly Interest Distributable Amount and the Class A Noteholders’ Interest Carryover Shortfall shall be determined separately for each Class of the Class A Notes for the regularly scheduled [ ] 20[ ] payment date, and (ii) references to the “preceding payment date” in the definitions of Class A Noteholders’ Monthly Interest Distributable Amount and Class Noteholders’ Interest Carryover Shortfall, for purposes of determining such amounts for the [Class A-2 Notes, the Class A-3 Notes, the Class A-4 Notes and the Class A-5 Notes] for the regularly scheduled [ ] 20[ ] payment date, shall be deemed to refer to the regularly scheduled [ ] 20[ ] payment date].

“Class A Noteholders’ Monthly Interest Distributable Amount” means, with respect to any payment date, interest accrued for the related interest accrual period on each class of Class A Notes at the respective interest rate for the class on the aggregate outstanding principal amount of the notes of the class on the immediately preceding payment date or, in the case of the initial payment date, on the closing date, after giving effect to all payments of principal to the noteholders of the class on or prior to the preceding payment date.

“Class A Notes” is defined on page 2.

“Class B Noteholders’ Interest Carryover Shortfall” means, with respect to any payment date, the excess of the Class B Noteholders’ Interest Distributable Amount for the preceding payment date, over the amount in respect of interest that was actually paid on the Class B Notes on such preceding payment date, plus interest on the amount of interest due but not paid to holders of the Class B Notes on the preceding payment date, to the extent permitted by law, at the respective interest rates borne by such class of the notes for the related interest accrual period.

“Class B Noteholders’ Interest Distributable Amount” means, with respect to any payment date, the sum of the Class B Noteholders’ Monthly Interest Distributable Amount for such payment date and the Class B Noteholders’ Interest Carryover Shortfall, if any, for such payment date.

“Class B Noteholders’ Monthly Interest Distributable Amount” means, with respect to any payment date, interest accrued for the related interest accrual period on the Class B Notes at the interest rate for such class on the aggregate outstanding principal amount of the notes of such class on the immediately preceding payment date or, in the case of the initial payment date, on the closing date, after giving effect to all payments of principal to the noteholders of such class on or prior to such preceding payment date.

[“Class C Noteholders’ Interest Carryover Shortfall” means, with respect to any payment date, the excess of the Class C Noteholders’ Interest Distributable Amount for the preceding payment date, over the amount in respect of interest that was actually paid on the Class C Notes on such preceding payment date, plus interest on the amount of interest due but not paid to holders of the Class C Notes on the preceding payment date, to the extent permitted by law, at the respective interest rates borne by such class of the notes for the related interest accrual period.]

[“Class C Noteholders’ Interest Distributable Amount” means, with respect to any payment date, the sum of the Class C Noteholders’ Monthly Interest Distributable Amount for such payment date and the Class C Noteholders’ Interest Carryover Shortfall, if any, for such payment date.]

[“Class C Noteholders’ Monthly Interest Distributable Amount” means, with respect to any payment date, interest accrued for the related interest accrual period on the Class C Notes at the interest rate for such class on the aggregate outstanding principal amount of the notes of such class on the immediately preceding payment date or, in the case of the initial payment date, on the closing date, after giving effect to all payments of principal to the noteholders of such class on or prior to such preceding payment date.]

[“Class D Noteholders’ Interest Carryover Shortfall” means, with respect to any payment date, the excess of the Class D Noteholders’ Interest Distributable Amount for the preceding payment date, over the amount in respect of interest that was actually paid on the Class D Notes on such preceding payment date, plus interest on the amount of interest due but not paid to holders of the Class D Notes on the preceding payment date, to the extent permitted by law, at the respective interest rates borne by such class of the notes for the related interest accrual period.

[“Class D Noteholders’ Interest Distributable Amount” means, with respect to any payment date, the sum of the Class D Noteholders’ Monthly Interest Distributable Amount for such payment date and the Class D Noteholders’ Interest Carryover Shortfall, if any, for such payment date.]

[“Class D Noteholders’ Monthly Interest Distributable Amount” means, with respect to any payment date, interest accrued for the related interest accrual period on the Class D Notes at the interest rate for such class on the aggregate outstanding principal amount of the notes of such class on the immediately preceding payment date or, in the case of the initial payment date, on the closing date, after giving effect to all payments of principal to the noteholders of such class on or prior to such preceding payment date.]

[“Class E Noteholders’ Interest Carryover Shortfall” means, with respect to any payment date, the excess of the Class E Noteholders’ Interest Distributable Amount for the preceding payment date, over the amount in respect of interest that was actually paid on the Class E Notes on such preceding payment date, plus interest on the amount of interest due but not paid to holders of the Class E Notes on the preceding payment date, to the extent permitted by law, at the respective interest rates borne by such class of the notes for the related interest accrual period.]

[“Class E Noteholders’ Interest Distributable Amount” means, with respect to any payment date, the sum of the Class E Noteholders’ Monthly Interest Distributable Amount for such payment date and the Class E Noteholders’ Interest Carryover Shortfall, if any, for such payment date.]

[“Class E Noteholders’ Monthly Interest Distributable Amount” means, with respect to any payment date, interest accrued for the related interest accrual period on the Class E Notes at the interest rate for such class on the aggregate outstanding principal amount of the notes of such class on the immediately preceding payment date or, in the case of the initial payment date, on the closing date, after giving effect to all payments of principal to the noteholders of such class on or prior to such preceding payment date.]

[“Class F Noteholders’ Interest Carryover Shortfall” means, with respect to any payment date, the excess of the Class F Noteholders’ Interest Distributable Amount for the preceding payment date, over the amount in respect of interest that was actually paid on the Class F Notes on such preceding payment date, plus interest on the amount of interest due but not paid to holders of the Class F Notes on the preceding payment date, to the extent permitted by law, at the respective interest rates borne by such class of the notes for the related interest accrual period.]

[“Class F Noteholders’ Interest Distributable Amount” means, with respect to any payment date, the sum of the Class F Noteholders’ Monthly Interest Distributable Amount for such payment date and the Class F Noteholders’ Interest Carryover Shortfall, if any, for such payment date.]

[“Class F Noteholders’ Monthly Interest Distributable Amount” means, with respect to any payment date, interest accrued for the related interest accrual period on the Class F Notes at the interest rate for such class on the aggregate outstanding principal amount of the notes of such class on the immediately preceding payment date or, in the case of the initial payment date, on the closing date, after giving effect to all payments of principal to the noteholders of such class on or prior to such preceding payment date.]

[“Class [ ] Required Reserve Amount” means, with respect to any payment date, [the lesser of (a)]  [      ]% (or such other higher percentage as may be determined by the depositor, in its sole discretion, on or prior to the closing date) of the aggregate starting principal balance [less the YSOC Amount as of the [applicable] cutoff date] of all receivables transferred to the issuing entity[, provided that, with respect to any payment date after the date on which the aggregate principal amount of the Class [ ] Notes is paid in full, [ ]% of the Pool Balance for that payment date,] [and (b) the Outstanding Amount].]

[“Class [ ] Reserve Account Initial Deposit” is defined on page 139.]

“Clearstream” is defined on page 3.

“Code” is defined on page 169.

“collection period” is defined on page 118.

“Controlling Securities” means (i) the Class A Notes so long as the Class A Notes are outstanding[,][and] (ii) after the Class A Notes are no longer outstanding, the Class B Notes so long as the Class B Notes are outstanding [[,][and] [(iii) after the Class A Notes and the Class B Notes are no longer outstanding, the Class C Notes so long as the Class C Notes are outstanding] [[,][and] (iv) after the Class A Notes, the Class B Notes and the Class C Notes are no longer outstanding, the Class D Notes so long as the Class D Notes are outstanding[,] [[,][and] (v) after the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes are no longer outstanding, the Class E Notes so long as the Class E Notes are outstanding][and (vi) after the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes are no longer outstanding, the Class F Notes so long as the Class F Notes are outstanding] [and (vii) after the notes are no longer outstanding, the certificateholders].

“CRR RTS” is defined on page 40.

“Defaulted Receivable” means a receivable as to which (a) $40 or more of a scheduled payment is 120 or more days past due in accordance with its terms, (b) the servicer has either repossessed and liquidated the related financed vehicle or repossessed and held the related financed vehicle in its repossession inventory for 45 days, whichever occurs first, or (c) the servicer has, in accordance with its customary servicing procedures, determined that eventual payment in full is unlikely and has charged off the remaining principal balance. The principal balance of any receivable that becomes a Defaulted Receivable will be deemed to be zero as of the date it becomes a Defaulted Receivable.

“Delinquency Percentage” is defined on page 124.

“Delinquency Trigger” is defined on page 124.

“Dodd-Frank Act” is defined on page iii.

“DTC” is defined on page 3.

[“Early Amortization Event” is defined on page 128.]

“EBA” is defined on page 39.

“EBA Guidance Interpretation” is defined on page 40.

“EEA” is defined on page ii.

“EHRI” is defined on page 153.

“ERISA” is defined on page 177.

“ESG” is defined on page 177.

“EU” is defined on page 36.

“EU Affected Investors” is defined on pages 39 and 179.

“EU CRR” is defined on page 39.

“EU Investor Due Diligence Requirements” is defined on page 39.

“EU PRIIPS Regulation” is defined on page ii.

“EU Prospectus Regulation” is defined on page ii.

“EU Retail Investor” is defined on page ii.

“EU Risk Retention Requirements” is defined on page 40.

“EU Securitisation Regulation” is defined on page 38.

“EU Securitisation Rules” is defined on page 39.

“Euroclear” is defined on page 3.

“EUWA” is defined on page ii.

“events of default” has the meaning set forth in “Description of the Trust Documents—Indenture— Events of Default; Rights upon Events of Default.”

“FATCA” is defined on page 173.

“FCA” is defined on page 41.

“FDIC” is defined on page 46.

“FDIC Counsel” is defined on page 166.

“Financial Promotion Order” is defined on page ii.

“Five-State Area” is defined on page 1.

“FRBNY” is defined on page 25.

“FSMA” is defined on page ii.

“FTC” is defined on page 45.

[“grantor trust certificate” is defined on page 63.]

[“Initial Pre-Funded Amount” is defined on page 81.]

[“Interest Rate [Swaps][Caps]” means, the interest rate [swaps][caps], including all schedules and confirmations relating thereto, between the issuing entity and the [swap][cap] counterparty in effect on the closing date as they may be amended, supplemented, replaced or otherwise modified and in effect from time to time.]

“Investment Company Act” is defined on page iii.

“Investment Professionals” is defined on page ii.

“Investor Due Diligence Requirements” is defined on page 41.

“IRS” is defined on page 169.

“JMFE” means JM Family Enterprises, Inc., a Delaware corporation.

“Loan Rule” is defined on page 176.

[“Maximum Negative Carry Amount” means, if there is a funding period, as of the closing date or any payment date, an amount equal to the product of (1) the excess, if any, of (a) the weighted average of the interest rates on the notes [(using a rate of [   ]% per annum for the Class [            ] Notes)] as of such date over (b) [    ]%, multiplied by (2) the amount on deposit in the pre-funding account on such date, and multiplied by (3) the fraction of a year represented by the number of days from such date to but excluding the payment date immediately following the collection period in which the last day of the funding period occurs, calculated on the basis of a 360-day year of twelve 30-day months.]

“MIFID II” is defined on page ii.

“Monthly Remittance Condition” is defined on page 129.

[“Monthly Swap Payment Amount” means, with respect to any payment date, the amount payable by the issuing entity under the Interest Rate Swaps other than Swap Termination Payment Amounts.]

[“Negative Carry Amount” means, as of any payment date, an amount calculated by the servicer as the excess, if any, of (1) the product of (a) the sum of the aggregate Class A Noteholders’ Interest Distributable Amount and the Class B Noteholders’ Interest Distributable Amount [[,][and] the Class C Noteholders’ Interest Distributable Amount] [[,][and] the Class D Noteholders’ Interest Distributable Amount] [and the Class E Noteholders’ Interest Distributable Amount] for such payment date multiplied by (b) a fraction, the numerator of which is the amount on deposit in the pre-funding account on such preceding payment date (or, if none, the closing date) and the denominator of which is the Outstanding Amount as of the preceding payment date (or, if none, the closing date), in each case, giving effect to all deposits, withdrawals and payment to be made on such payment date, over (2) the investment earnings on amounts in the pre-funding account during the related collection period.]

“Non-U.S. Person” means a nonresident foreign corporation or other non-U.S. Person.

[“Noteholders’ Fifth Priority Principal Distributable Amount” means, with respect to any payment date, an amount equal to the excess, if any, of (a) the aggregate outstanding principal amount of the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes as of the day immediately preceding such payment date over (b) the Pool Balance for that payment date less (c) any amounts allocated to the sum of the Noteholders’ First Priority Principal Distributable Amount, the Noteholders’ Second Priority Principal Distributable Amount, the Noteholders’ Third Priority Principal Distributable Amount and the Noteholders’ Fourth Priority Principal Distributable Amount. [For the payment dates during the Revolving Period, the Noteholders’ Fifth Priority Principal Distributable Amount is zero.]]

“Noteholders’ First Priority Principal Distributable Amount” means, with respect to any payment date, an amount equal to the excess, if any, of (a) the aggregate outstanding principal amount of the Class A Notes as of the day immediately preceding such payment date over (b) the Pool Balance for that payment date. [For the payment dates during the Revolving Period, the Noteholders’ First Priority Principal Distributable Amount is zero.]

[“Noteholders’ Fourth Priority Principal Distributable Amount” means, with respect to any payment date, an amount equal to the excess, if any, of (a) the aggregate outstanding principal amount of the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes as of the day immediately preceding such payment date over (b) the Pool Balance for that payment date less (c) any amounts allocated to the sum of the Noteholders’ First Priority Principal Distributable Amount, the Noteholders’ Second Priority Principal Distributable Amount and the Noteholders’ Third Priority Principal Distributable Amount. [For the payment dates during the Revolving Period, the Noteholders’ Fourth Priority Principal Distributable Amount is zero.]]

“Noteholders’ Interest Distributable Amount” means, with respect to any payment date, the sum of the Class A Noteholders’ Interest Distributable Amount for such payment date and the Class B Noteholders’ Interest Distributable Amount [[,][and] the Class C Noteholders’ Interest Distributable Amount] [[,][and] the Class D Noteholders’ Interest Distributable Amount] [[,][and] the Class E Noteholders’ Interest Distributable Amount] [and the Class F Noteholders’ Interest Distributable Amount] for such payment date.

“Noteholders’ Principal Distributable Amount” means, with respect to any payment date, the excess, if any, of (a) the sum of the aggregate outstanding principal amount of the notes as of the day immediately preceding that payment date over (b) the Pool Balance for that payment date minus the Overcollateralization Target Amount for that payment date [(other than the special payment date)], provided that on the final scheduled payment date of any class of notes, the Noteholders’ Principal Distributable Amount shall not be less than the amount necessary to reduce the aggregate outstanding principal amount of such class of notes to zero. [For the payment dates during the Revolving Period, the Noteholders’ Principal Distributable Amount is zero.]

“Noteholders’ Second Priority Principal Distributable Amount” means, with respect to any payment date, an amount equal to the excess, if any, of (a) the aggregate outstanding principal amount of the Class A Notes and the Class B Notes as of the day immediately preceding such payment date over (b) the Pool Balance for that payment date less (c) any amounts allocated to the Noteholders’ First Priority Principal Distributable Amount. [For the payment dates during the Revolving Period, the Noteholders’ Second Priority Principal Distributable Amount is zero.]

[“Noteholders’ Sixth Priority Principal Distributable Amount” means, with respect to any payment date, an amount equal to the excess, if any, of (a) the aggregate outstanding principal amount of the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes, the Class E Notes and the Class F Notes as of the day immediately preceding such payment date over (b) the Pool Balance for that payment date less (c) any amounts allocated to the sum of the Noteholders’ First Priority Principal Distributable Amount, the Noteholders’ Second Priority Principal Distributable Amount, the Noteholders’ Third Priority Principal Distributable Amount, the Noteholders’ Fourth Priority Principal Distributable Amount and the Noteholders’ Fifth Priority Principal Distributable Amount. [For the payment dates during the Revolving Period, the Noteholders’ Sixth Priority Principal Distributable Amount is zero.]]

[“Noteholders’ Third Priority Principal Distributable Amount” means, with respect to any payment date, an amount equal to the excess, if any, of (a) the aggregate outstanding principal amount of the Class A Notes, the Class B Notes and the Class C Notes as of the day immediately preceding such payment date over (b) the Pool Balance for that payment date less (c) any amounts allocated to the sum of the Noteholders’ First Priority Principal Distributable Amount and the Noteholders’ Second Priority Principal Distributable Amount. [For the payment dates during the Revolving Period, the Noteholders’ Third Priority Principal Distributable Amount is zero.]]

“notes” is defined on page 3.

“NRSRO” is defined on page 51.

“offered notes” is defined on pages 2 and 3.

“OID” is defined on page 170.

“OID Regulations” is defined on page 170.

“OLA” is defined on page 46.

“Outstanding Amount” means the aggregate principal amount of all notes, or classes of notes, as applicable, outstanding at the date of determination.

“Overcollateralization Target Amount” means, [(i)] with respect to any payment date [for so long as the Class [ ] Notes are outstanding], an amount equal to [  ]% of the aggregate outstanding principal balance of the receivables as of [the end of the related collection period [less the YSOC Amount of those receivables as of the last day of the related collection period] [and (ii) with respect to any payment date [after the Class [ ] Notes are paid in full], an amount equal to [  ]% of the aggregate outstanding principal balance of the receivables as of the end of the related collection period [less the YSOC Amount of those receivables as of the last day of the related collection period]], but [in either case] not less than [  ]% of the aggregate starting principal balance of the receivables [as of the closing date] [less the YSOC Amount of those receivables as of the closing date] [plus [ ]% of the aggregate starting principal balance of any subsequent receivables transferred to the issuing entity [less the YSOC Amount of those subsequent receivables as of the related cutoff date]]].

[“Parity Reinvestment Amount” means, as of any payment date during the Revolving Period, the excess, if any, of the Outstanding Amount as of the preceding payment date or the closing date, as applicable, over the Pool Balance for that payment date.]

“Pool Balance” means, as of any payment date, the aggregate principal balance of the receivables held by the issuing entity as of the last day of the related collection period [less the YSOC Amount of those receivables as of the last day of the related collection period] after giving effect to all payments of principal received from obligors and Purchase Amounts to be remitted by the servicer or the depositor, as the case may be[, plus amounts, if any, on deposit in the pre-funding account,] for such collection period, and after reduction to zero of the aggregate [outstanding] principal balance of any receivable that became a Defaulted Receivable during the related collection period.

“PRA” is defined on page 41.

“PTCE” is defined on page 177.

“Purchase Amount” means, with respect to a receivable, the amount, as of the close of business on the last day of the collection period as of which that receivable is purchased, required to prepay in full that receivable under the terms thereof including all accrued and unpaid interest to that last day.

“Regulation” is defined on page 177.

[“Regulation RR” is defined on page 16.]

“Relevant Persons” is defined on page ii.

“Required Rate” means [[      ]/[(i) with respect to the cutoff date and any payment date on or prior to the date on which the aggregate principal amount of the Class A-[    ]b Notes is paid in full, [    ]%, and (ii) with respect to any payment date after the date on which the aggregate principal amount of the Class A-[    ]b Notes is paid in full, [    ]%; provided, that if the issuing entity does not issue a floating rate Class A-[    ]b Note, the required rate means [    ]%]] per annum or [(in each case)] such other percentage approved by the rating agencies hired by the sponsor to rate the notes.

“Required Reserve Amount” means, with respect to any payment date [(other than the special payment date)], [the lesser of (a)]  [      ]% (or such other higher percentage as may be determined by the depositor, in its sole discretion, on or prior to the closing date) of the aggregate starting principal balance [less the YSOC Amount as of the [applicable] cutoff date] of all receivables transferred to the issuing entity[, provided that, with respect to any payment date after the date on which the aggregate principal amount of the Class [    ] Notes is paid in full, [    ]% of the Pool Balance for that payment date,] [and (b) the Outstanding Amount].

“Reserve Account Initial Deposit” is defined on page 138.

“Retained Interest” is defined on page 17.

“Review Receivables” is defined on page 125.

[“Revolving Period” is defined on page 15. The Revolving Period may not be longer than three years from the date of the issuance of the notes.]

“Rule 193 Information” is defined on page 82.

“S&P Global Ratings” means S&P Global Ratings, a division of S&P Global.

“Sample” is defined on page 83.

“SEC” is defined on page 45.

“securities” is defined on page 3.

“Securities Act” is defined on page 180.

“Securitisation Regulations” is defined on page 41.

“Securitisation Rules” is defined on page 41.

[“Senior Swap Termination Payment Amount” means, any Swap Termination Payment Amount other than a Subordinate Swap Termination Payment Amount.]

“Servicer Certificate” is defined on page 113.

“Short-Term Note” means a note which has a fixed maturity date not more than one year from the issue date of that note.

“Similar Law” is defined on page 177.

“Simple Interest Receivable” means a receivable that provides for the allocation of payments between finance charges and principal based on the actual date on which a payment is received.

“SOFR” is defined on pages 25 and 116.

“special payment date” is defined on page 3.

“SSPE” is defined on page 39.

[“Subordinate Swap Termination Payment Amount” means, any Swap Termination Payment Amount resulting from a termination where the swap counterparty is the Defaulting Party or the sole Affected Party (as defined in the Interest Rate Swap) other than terminations arising from a Tax Event or Illegality (as defined in the Interest Rate Swap).]

“Supplemental Servicing Fees” is defined on page 131.

[“Swap Termination Payment Amount” means, the amount due to the swap counterparty from the issuing entity in respect of an early termination date of the Interest Rate Swap.]

[“Target Reinvestment Amount” means, as of any payment date during the Revolving Period, the excess, if any, of the Outstanding Amount as of the preceding payment date or the closing date, as applicable, plus the Overcollateralization Target Amount over the Pool Balance for that payment date.]

“Trust Accounts” means the collection account, the distribution account, [the pre-funding account, the negative carry account,] [the accumulation account][,] [and] the [risk retention] reserve account[[,][and] the Class [ ] reserve account][and the certificate distribution account].

“UCITS” is defined on pages 39 and 179.

“UDAAP” is defined on page 45.

“UK” is defined on page ii.

“UK Affected Investors” is defined on pages 41 and 179.

“UK Investor Due Diligence Requirements” is defined on page 41.

“UK PRIIPS Regulation” is defined on page ii.

“UK Prospectus Regulation” is defined on page ii.

“UK Retail Investor” is defined on pages ii and 181.

“UK Risk Retention Requirements” is defined on page 42.

“UK Securitisation Regulation” is defined on pages 41 and 179.

“UK Securitisation Rules” is defined on page 41.

“U.S. Person” means:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	an entity treated as a corporation or partnership for U.S. federal income tax purposes, except to the extent provided in applicable U.S. Department of the Treasury regulations, created or organized in or under the laws of the United States, any state or the District of Columbia, including an entity treated as a corporation or partnership for U.S. federal income tax purposes;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	an entity treated as a trust for U.S. federal income tax purposes if a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. Persons have the authority to control all substantial decisions of such trust; or

•	to the extent provided in applicable U.S. Department of the Treasury regulations, certain trusts in existence on August 20, 1996, which are eligible to elect, and have so elected, to be treated as U.S. Persons.

“WOART” means the World Omni Auto Receivables Trust platform.

“WOSAT” means the World Omni Select Auto Trust platform.

[“YSOC Amount” means, with respect to any collection period and the related payment date, or with respect to the [initial cutoff date or any subsequent] cutoff date, the aggregate amount by which the principal balance as of the last day of such collection period or the [respective] cutoff date of each of the related receivables with a contract rate less than the Required Rate, other than a Defaulted Receivable, exceeds the present value, calculated using a discount rate of the Required Rate, of each scheduled payment of each such receivable assuming such scheduled payment is made on the last day of each month and each month has 30 days.]

Appendix A

VINTAGE ORIGINATION INFORMATION ABOUT CERTAIN COMPARABLE RECEIVABLES IN WORLD OMNI FINANCIAL CORP.’S ORIGINATED PORTFOLIO

[insert for WOART Transactions: This Appendix [A] sets forth in tabular and graphic format annual vintage information regarding retail installment sale contracts originated by World Omni Financial Corp. during the last five years with characteristics similar to the pool of receivables described in this prospectus. The following information is provided for retail installment sale contracts originated by World Omni Financial Corp. during the last five years that [did not] have [FICO® scores][Vantage Scores] at the time of origination between and including [ ] and [ ] by vintage origination year. Performance data relating to delinquencies, cumulative net losses and prepayments are presented monthly by vintage origination year. There can be no assurance that the performance of the retail installment sale contracts described in this Appendix will correspond to or be an accurate predictor of the performance of the securitized pool described in this prospectus.]

[Insert for WOSAT transactions, as applicable: This Appendix [A] sets forth in tabular and graphic format annual vintage information regarding [non-prime] retail installment sale contracts originated by World Omni Financial Corp. during the last five years, and the period from [ ], 20[ ] to [ ], 20[ ] secured by a Toyota branded vehicle with a [FICO® score][Vantage Score] at the time of origination between and including [ ] and [ ], or a used non-Toyota branded vehicle with any or no [FICO® score][Vantage Score] at the time of origination. Additionally, this Appendix [ ] also sets forth in tabular and graphic format annual vintage information regarding retail installment sale contracts originated by World Omni Financial Corp. since [ ] 20[ ], and the period from [ ], 20[ ] to [ ], 20[ ] secured by a new Toyota branded vehicle with an original term to maturity of [ ]-[ ] months with any or no [FICO® score][Vantage Score] at the time of origination. Performance data relating to delinquencies, cumulative net losses and prepayments are presented monthly by vintage origination year. There can be no assurance that the performance of the retail installment sale contracts described in this Appendix will correspond to or be an accurate predictor of the performance of the securitized pool described in this prospectus.]

WORLD OMNI FINANCIAL CORP.
ORIGINAL PORTFOLIO CHARACTERISTICS

The following tables set forth information regarding the composition of the [non-prime] retail installment sale contracts originated by World Omni Financial Corp. during the last [five years][since [ ] 20[ ]] secured by a new Toyota branded vehicle that [did not] have [FICO® scores][Vantage Scores] at the time of origination between and including [ ] and [ ] [,][or] a used non-Toyota vehicle with any or no [FICO® score][Vantage Score] at the time of origination[, or a new Toyota branded vehicle with an original term to maturity of [ ]-[ ] months with any or no [FICO® score][Vantage Score] at the time of origination] by vintage origination year.

		20[ ]			20[ ]			20[ ]			20[ ]			20[ ]
Aggregate Original Principal Balance ($)	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Avg. Amount Financed	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Wtd. Original Term to Maturity(1)		[ ]			[ ]			[ ]			[ ]			[ ]
Range of Original Terms to Maturity (In Months)		[ ]to[ ]			[ ]to[ ]			[ ]to[ ]			[ ]to[ ]			[ ]to[ ]
Original Terms to Maturity >60 months(2)		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
Toyota(2)		[ ]			[ ]			[ ]			[ ]			[ ]
Non-Toyota(2)		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
Wtd. Contract Rate(1)		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
Contract Rate Range		[ ]%–[ ]	%		[ ]%–[ ]	%		[ ]%–[ ]	%		[ ]%– [ ]	%		[ ]%– [ ]	%
Wtd. Avg. [FICO® score][Vantage Score](1)(3)(4)(5)		[ ]			[ ]			[ ]			[ ]			[ ]
Range of Non-Zero [FICO® scores][Vantage Scores](3)(4)(5)		[ ]and[ ]			[ ]and[ ]			[ ]and[ ]			[ ]and[ ]			[ ]and[ ]
New(2)		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
Used(2)		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%

As of [ ], 20[ ]
Aggregate Starting Principal Balance ($)	$	[ ]
Avg. Amount Financed	$	[ ]
Wtd. Original Term to Maturity(1)		[ ]
Range of Original Terms to Maturity (In Months)		[ ]to[ ]
Original Terms to Maturity >60 months(2)		[ ]	%
Toyota(2)		[ ]
Non-Toyota(2)		[ ]	%
Wtd. Contract Rate(1)		[ ]	%
Contract Rate Range		[ ]%–[ ]	%
Wtd. Avg. [FICO® score][Vantage Score](1)(3)(4)(5)		[ ]
Range of Non-Zero [FICO® scores][Vantage Scores](3)(4)(5)		[ ]and[ ]
New(2)		[ ]	%
Used(2)		[ ]	%

(1)	Weighted by Aggregate Original Principal Balance

(2)	Percent of Aggregate Original Principal Balance

(3)	[FICO® is a registered trademark of Fair Isaac Corporation]. An obligor's [FICO® score][Vantage Score] measures the likelihood that such obligor will repay his or her obligation as expected. The [FICO® score][Vantage Score] for each account reflects the first bureau score reviewed (typically Equifax) at time of application.

(4)	[FICO® scores][Vantage Scores] are calculated excluding accounts for which no [FICO® score][Vantage Score] is available in World Omni Financial Corp.'s account servicing system.

(5)	[FICO® score][Vantage Score] is calculated using the primary applicant [FICO® score][Vantage Score] or, if not available, the co-applicant [FICO® score][Vantage Score].

Geographical InfoRMATION(1)(2)

The following tables set forth information regarding the geographic location of the [non-prime] retail installment sale contracts originated by World Omni Financial Corp. during the last [five years][since [ ] 20[ ]] secured by a new Toyota branded vehicle that [did not] have [FICO® scores][Vantage Scores] at the time of origination between and including [ ] and [ ] [,][or] a used non-Toyota vehicle with any or no [FICO® score][Vantage Score] at the time of origination[, or a new Toyota branded vehicle with an original term to maturity of [ ]-[ ] months with any or no [FICO® score][Vantage Score] at the time of origination] by vintage origination year.

	20[ ]			20[ ]			20[ ]
	Original Principal Balance ($)	% of Original Principal Balance		Original Principal Balance ($)	% of Original Principal Balance		Original Principal Balance ($)	% of Original Principal Balance
Florida	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
North Carolina	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Georgia	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Alabama	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
South Carolina	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
All Others	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Total	[ ]	100.0%		[ ]	100.0%		[ ]	100.0%

	20[ ]			20[ ]			As of [ ], 20[ ]
	Original Principal Balance ($)	% of Original Principal Balance		Original Principal Balance ($)	% of Original Principal Balance		Original Principal Balance ($)	% of Original Principal Balance
Florida	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
North Carolina	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Georgia	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Alabama	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
South Carolina	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
All Others	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Total	[ ]	100.0%		[ ]	100.0%		[ ]	100.0%

(1)	Percentages may not add up to 100.0% due to rounding.

(2)	Based on the billing addresses of the obligors.

DELINQUENCIES(1)(2)

The following tables set forth information regarding delinquencies of the [non-prime] retail installment sale contracts originated by World Omni Financial Corp. during the last [five years][since [ ] 20[ ]] secured by a new Toyota branded vehicle that [did not] have [FICO® scores][Vantage Scores] at the time of origination between and including [ ] and [ ] [,][or] a used non-Toyota vehicle with any or no [FICO® score][Vantage Score] at the time of origination[, or a new Toyota branded vehicle with an original term to maturity of [ ]-[ ] months with any or no [FICO® score][Vantage Score] at the time of origination] by vintage origination year.

2016 Originations

Collection Period	End-of-Month Aggregate Principal Balance ($)	31-60 days Delinquent (#; $)		61-90 days Delinquent (#; $)		91-120 days Delinquent (#; $)		Past Due 121 days and over (#; $)		Past Due 61+ Days (%)
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	%

(1)	World Omni Financial Corp. considers a payment to be past due or delinquent when more than $40 of a scheduled payment is past due. The period of delinquency is based on the number of days that more than $40 of a payment is contractually past due.

(2)	"Past Due 61+ Days (%)" in each of the delinquency tables represents a percentage, the numerator of which is the aggregate principal balance of receivables 61+ days delinquent, and the denominator of which is the applicable aggregate principal balance of the pool of receivables. The aggregate principal balance of the pool of receivables means, as of the close of business on the last day of the related collection period, the sum, for each receivable, of the amount financed minus the sum of (i) the portion of all payments made by or on behalf of the related obligor on or prior to such day and allocable to principal using the simple interest method; (ii) refunds of any warranty or insurance financed on the original contract; and (iii) with respect to the receivables in the securitized pools, any payment of the Purchase Amount with respect to the receivable allocable to principal.

Delinquency Information. The graph below shows delinquency information for [non-prime] retail installment sale contracts originated by World Omni Financial Corp. during the last [five years][since [ ] 20[ ]] secured by a new Toyota branded vehicle that [did not] have [FICO® scores][Vantage Scores] at the time of origination between and including [ ] and [ ] [,][or] a used non-Toyota vehicle with any or no [FICO® score][Vantage Score] at the time of origination[, or a new Toyota branded vehicle with an original term to maturity of [ ]-[ ] months with any or no [FICO® score][Vantage Score] at the time of origination] by vintage origination year.

CUMULATIVE NET LOSSES(1)

The following tables set forth information regarding delinquencies of the [non-prime] retail installment sale contracts originated by World Omni Financial Corp. during the last [five years][since [ ] 20[ ]] secured by a new Toyota branded vehicle that [did not] have [FICO® scores][Vantage Scores] at the time of origination between and including [ ] and [ ] [,][or] a used non-Toyota vehicle with any or no [FICO® score][Vantage Score] at the time of origination[, or a new Toyota branded vehicle with an original term to maturity of [ ]-[ ] months with any or no [FICO® score][Vantage Score] at the time of origination] by vintage origination year.

Collection Period	20[ ] Originations		20[ ] Originations		20[ ] Originations		20[ ] Originations		20[ ] Originations
[ ]	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%
[ ]	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%

(1)       Cumulative Net Losses are equal to the aggregate principal balance of charged-off accounts, net of sale proceeds (when applicable) and recoveries, as a percentage of the aggregate original principal balance. The aggregate principal balance of the pool of receivables means, as of the close of business on the last day of the related collection period, the amount financed minus the sum of (i) the portion of all payments made by or on behalf of the related obligor on or prior to such day and allocable to principal using the simple interest method; (ii) refunds of any warranty or insurance financed on the original contract; and (iii) with respect to the receivables in the securitized pools, any payment of the Purchase Amount with respect to the receivable allocable to principal.

Cumulative Net Loss Information. The graph below shows cumulative net loss information for [non-prime] retail installment sale contracts originated by World Omni Financial Corp. during the last [five years][since [ ] 20[ ]] secured by a new Toyota branded vehicle that [did not] have [FICO® scores][Vantage Scores] at the time of origination between and including [ ] and [ ] [,][or] a used non-Toyota vehicle with any or no [FICO® score][Vantage Score] at the time of origination[, or a new Toyota branded vehicle with an original term to maturity of [ ]-[ ] months with any or no [FICO® score][Vantage Score] at the time of origination] by vintage origination year.

ABS SPEED (1)

The following tables set forth information regarding delinquencies of the [non-prime] retail installment sale contracts originated by World Omni Financial Corp. during the last [five years][since [ ] 20[ ]] secured by a new Toyota branded vehicle that [did not] have [FICO® scores][Vantage Scores] at the time of origination between and including [ ] and [ ] [,][or] a used non-Toyota vehicle with any or no [FICO® score][Vantage Score] at the time of origination[, or a new Toyota branded vehicle with an original term to maturity of [ ]-[ ] months with any or no [FICO® score][Vantage Score] at the time of origination] by vintage origination year.

Collection Period	20[ ] Originations		20[ ] Originations		20[ ] Originations		20[ ] Originations		20[ ] Originations
[ ]	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%
[ ]	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%

(1)	The ABS speed is a measurement of the non-scheduled amortization of the pool of loans and is derived by calculating a monthly single month mortality rate, or SMM, which is the sum of the non-scheduled reduction in the pool of loans, including prepayments and defaults, divided by the beginning of month pool balance less scheduled payments received. The SMM is converted into the ABS Speed by dividing (a) the product of one hundred and the SMM by (b) the sum of (i) one hundred and (ii) the SMM multiplied by the age of the loans in the pool, in months, since origination minus one (with the cut-off being "1"), where the SMM is expressed as a percent (i.e., as 1.00 as opposed to 0.01).

ABS Speed Information. The graph below shows historical minimum, maximum and average prepayment speed information based on one month ABS speed aggregated for [non-prime] retail installment sale contracts originated by World Omni Financial Corp. during the last [five years][since [ ] 20[ ]] secured by a new Toyota branded vehicle that [did not] have [FICO® scores][Vantage Scores] at the time of origination between and including [ ] and [ ] [,][or] a used non-Toyota vehicle with any or no [FICO® score][Vantage Score] at the time of origination[, or a new Toyota branded vehicle with an original term to maturity of [ ]-[ ] months with any or no [FICO® score][Vantage Score] at the time of origination] by vintage origination year.

(1) Period average for each month is based on the sum of the actual ABS prepayment speeds for all series issued during the five years preceding the date of this prospectus by the total number of series outstanding in such month.

Appendix B

STATIC POOL INFORMATION ABOUT RECEIVABLES IN CERTAIN PREVIOUS SECURITIZED POOLS

This Appendix [B] sets forth in tabular [and graphic] format static pool information regarding specified pools of [non-prime] retail installment sale contracts securitized by the sponsor [during the last five years preceding the date of this prospectus][since [ ] 20[ ]]. With respect to the original portfolio characteristics and geographic information described below, the term “securitized pool” refers to the receivables included in the applicable pool of receivables. The original portfolio characteristics and geographic information of each securitized pool described above are based on the securitized pool as of the [initial] cutoff date. The characteristics of the final pool of receivables for that transaction may vary somewhat from the characteristics of the receivables in the applicable securitized pool. The delinquency, cumulative net loss and prepayment speed tables below are based on the final pool of receivables for that transaction. The static pool information in this Appendix B is presented for illustrative purposes only.

[Graphical illustration of delinquencies, cumulative net losses and ABS speeds for each prior securitized pool to be added to the extent such presentation would aid in the understanding of the table data.]

WORLD OMNI [Select] AUTO [RECEIVABLES] TRUSTS
ORIGINAL PORTFOLIO CHARACTERISTICS

The following table sets forth information regarding the composition of the receivables in specified pools of [non-prime] retail installment sale contracts securitized by the sponsor [[during the last five years preceding the date of this prospectus][since [ ] 20[ ]] and, for comparison purposes, the characteristics of the pool of receivables described in this prospectus, each as of the [related cutoff date].

	[WOART][WOSAT] 20[ ]-[ ]			[WOART][WOSAT] 20[ ]-[ ]			[WOART][WOSAT] 20[ ]-[ ]			[WOART][WOSAT] 20[ ]-[ ]			[WOART][WOSAT] 20[ ]-[ ][(7)]			[WOART][WOSAT] 20[ ]-[ ][(8)]
Closing Date		[ ],20[ ]			[ ],20[ ]			[ ],20[ ]			[ ],20[ ]			[ ],20[ ]			[ ],20[ ]
Aggregate Starting Principal Balance ($)	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Avg. Amount Financed	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Wtd. Original Term to Maturity(1)		[ ]			[ ]			[ ]			[ ]			[ ]			[ ]
Range of Original Terms to Maturity (In Months)		[ ] to [ ]			[ ] to [ ]			[ ] to [ ]			[ ] to [ ]			[ ] to [ ]			[ ] to [ ]
Wtd. Remaining Term to Maturity (In Months) (1)		[ ]			[ ]			[ ]			[ ]			[ ]			[ ]
Toyota(2)		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
Non-Toyota(2)		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
Wtd. Contract Rate(1)		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
Contract Rate Range		[ ]%–[ ]	%		[ ]%–[ ]	%		[ ]%–[ ]	%		[ ]%–[ ]	%		[ ]%–[ ]	%		[ ]%–[ ]	%
Wtd. Avg. [FICO® score] [Vantage Score](3)(4)(5)		[ ]			[ ]			[ ]			[ ]			[ ]			[ ]
>90% of [FICO® scores] [Vantage Scores] Fall Between(3)(4)(5)(6)		[ ] and [ ]			[ ] and [ ]			[ ] and [ ]			[ ] and [ ]			[ ] and [ ]			[ ] and [ ]
New(2)		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
Used(2)		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%

(1)	Weighted by Aggregate Starting Principal Balance
(2)	Percent of Aggregate Starting Principal Balance
(3)	[FICO® is a registered trademark of Fair Isaac Corporation.] An obligor’s [FICO® score][Vantage Score] measures the likelihood that such obligor will repay his or her obligation as expected. The [FICO® score][Vantage Score] for each account reflects the first bureau score reviewed (typically Equifax) at time of application.
(4)	[FICO® scores][Vantage Scores] are calculated excluding accounts for which no [FICO® score][Vantage Score] is available in World Omni Financial Corp.’s account servicing system.
(5)	[FICO® score][Vantage Score] is calculated using the primary applicant [FICO® score][Vantage Score] or, if not available, the co-applicant [FICO® score][Vantage Score].
(6)	For Example: With respect to [WOART][WOSAT] 20[ ]-[ ], if the aggregate initial principal amount of the notes is $[ ] or $[ ], a 90% [FICO® score][Vantage Score] range of [ ]-[ ] has the meaning that greater than 90% of the aggregate starting principal balance of the applicable receivables is composed of obligors with [FICO® scores][Vantage Scores] between [ ] and [ ], with less than 5% of obligor [FICO® scores][Vantage Scores] (based on the aggregate starting principal balance of the applicable receivables) exceeding [ ] and less than 5% of obligor [FICO® scores][Vantage Scores] (based on the aggregate starting principal balance of the applicable receivables) falling below [ ].
[(7)	If the aggregate initial principal amount of the notes is $[ ], this table sets forth information with respect to the receivables that will be securitized in connection with the offering described in this prospectus.]
[(8)	If the aggregate initial principal amount of the notes is $[ ], this table sets forth information with respect to the receivables that will be securitized in connection with the offering described in this prospectus.]

Geographical InfoRMATION(1)(2)

The following table sets forth information regarding the geographic location of the receivables in specified pools of [non-prime] retail installment sale contracts securitized by the sponsor [during the last five years preceding the date of this prospectus][since [ ] 20[ ]] and, for comparison purposes, the characteristics of the pool of receivables described in this prospectus, each as of the [related cutoff date], for states with the largest concentrations of receivables.

	[WOART] [WOSAT] 20[ ]-[ ]			[WOART] [WOSAT] 20[ ]-[ ]			[WOART] [WOSAT] 20[ ]-[ ][(3)]			[WOART] [WOSAT] 20[ ]-[ ][(4)]
	Starting Principal Balance ($)	% of Starting Principal Balance		Starting Principal Balance ($)	% of Starting Principal Balance		Starting Principal Balance ($)	% of Starting Principal Balance		Starting Principal Balance ($)	% of Starting Principal Balance
Florida	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Georgia	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
North Carolina	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Alabama	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
South Carolina	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
All Others	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Total	[ ]	100.0%		[ ]	100.0%		[ ]	100.0%		[ ]	100.0%

(1)	Percentages may not add up to 100.0% due to rounding.

(2)	Based on the billing addresses of the obligors.

[(3)	If the aggregate initial principal amount of the notes is $[ ], this table sets forth information with respect to the receivables that will be securitized in connection with the offering described in this prospectus.]
[(4)	If the aggregate initial principal amount of the notes is $[ ], this table sets forth information with respect to the receivables that will be securitized in connection with the offering described in this prospectus.]

DELINQUENCIES(1)(2)

The following tables set forth information regarding delinquencies of World Omni Financial Corp.'s prior securitized pools of [non-prime] retail installment sale contracts for all transactions issued [during the last five years preceding the date of this prospectus][since [ ] 20[ ]].

[WOART][WOSAT] 20[ ]-[ ]

Delinquencies (1)
Collection Period	End-of-Month Aggregate Principal Balance ($)	Past Due 31-60 Days ($)	Past Due 61-90 Days ($)	Past Due 91-120 Days ($)	Past Due 121 Days and Over ($)	Past Due 61+ Days (%) (2)
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)   World Omni Financial Corp. considers a payment to be past due or delinquent when more than $40 of a scheduled payment is past due, including receivables with bankrupt obligors but excluding Defaulted Receivables. The period of delinquency is based on the number of days that more than $40 of a payment is contractually past due.

(2)   “Past Due 61+ Days (%)" in each of the delinquency tables represents a percentage, the numerator of which is the aggregate principal balance of receivables 61+ days delinquent, and the denominator of which is the applicable aggregate principal balance of the pool of receivables. The pool balance means, as of the last day of the related collection period, the aggregate principal balance of the receivables held by the issuing entity as of the last day of the related collection period [less the yield supplement overcollateralization amount of those receivables as of the last day of the related collection period] after giving effect to all payments of principal received from obligors and Purchase Amounts to be remitted by the servicer or the depositor, as the case may be for such collection period, and after reduction to zero of the aggregate principal balance of any receivable that became a Defaulted Receivable during the related collection period. The aggregate principal balance of the pool of receivables means, as of the close of business on the last day of the related collection period, the sum, for each receivable, of the amount financed minus the sum of (i) the portion of all payments made by or on behalf of the related obligor on or prior to such day and allocable to principal using the simple interest method; (ii) refunds of any warranty or insurance financed on the original contract; and (iii) any payment of the Purchase Amount with respect to the receivable allocable to principal.

Delinquency Information. The graph below shows delinquency information for World Omni Financial Corp.’s prior securitized pools of [non-prime] retail installment sale contracts for all transactions issued [during the last five years preceding the date of this prospectus][since [ ] 20[ ]].

CUMULATIVE NET LOSSES(1)

The following table sets forth information regarding cumulative net losses of World Omni Financial Corp.'s prior securitized pools of [non-prime] retail installment sale contracts for all transactions issued [during the last five years preceding the date of this prospectus][since [   ] 20[   ]].

Collection Period	[WOART][WOSAT] 20[ ]-[ ]		[WOART][WOSAT] 20[ ]-[ ]		[WOART][WOSAT] 20[ ]-[ ]		[WOART][WOSAT] 20[ ]-[ ]		[WOART][WOSAT] 20[ ]-[ ]
1	[	]%	[	]%	[	]%	[	]%	[	]%
2	[	]%	[	]%	[	]%	[	]%	[	]%
3	[	]%	[	]%	[	]%	[	]%	[	]%

(1)   Cumulative Net Losses are equal to the aggregate principal balance of Defaulted Receivables, net of recoveries, from the initial collection period through and including the last day of the related collection period, as a percentage of the applicable original aggregate principal balance of the pool receivables as of the related cutoff date. The recoveries for any period equal the total amount recovered during that period on Defaulted Receivables, net of any expenses of the servicer in connection with such receivable for which the servicer has not been previously reimbursed and any amounts required by law to be remitted to the obligor. The aggregate principal balance of the pool of receivables means, as of the close of business on the last day of the related collection period, the sum, for each receivable, of the amount financed minus the sum of (i) the portion of all payments made by or on behalf of the related obligor on or prior to such day and allocable to principal using the simple interest method; (ii) refunds of any warranty or insurance financed on the original contract; and (iii) any payment of the Purchase Amount with respect to the receivable allocable to principal.

Cumulative Net Loss Information. The graph below shows cumulative net loss information for World Omni Financial Corp.'s prior securitized pools of [non-prime] retail installment sale contracts for all transactions issued [during the last five years preceding the date of this prospectus][since [ ] 20[ ]].

ABS SPEED(1)

The following table sets forth information regarding prepayments of World Omni Financial Corp.'s prior securitized pools of [non-prime] retail installment sale contracts for all transactions issued [during the last five years preceding the date of this prospectus][since [ ] 20[ ]].

Collection Period	[WOART][ WOSAT] 20[ ]-[ ]		[WOART][ WOSAT] 20[ ]-[ ]		[WOART][ WOSAT] 20[ ]-[ ]		[WOART][ WOSAT] 20[ ]-[ ]		[WOART][ WOSAT] 20[ ]-[ ]
1	[	]%	[	]%	[	]%	[	]%	[	]%
2	[	]%	[	]%	[	]%	[	]%	[	]%
3	[	]%	[	]%	[	]%	[	]%	[	]%
Average	[	]%	[	]%	[	]%	[	]%	[	]%

(1)   The ABS speed is a measurement of the non-scheduled amortization of the pool of loans and is derived by calculating a monthly single month mortality rate, or SMM, which is the sum of the non-scheduled reduction in the pool of loans, including prepayments and defaults, divided by the beginning of month pool balance less scheduled payments received. The SMM is converted into the ABS Speed by dividing (a) the product of one hundred and the SMM by (b) the sum of (i) one hundred and (ii) the SMM multiplied by the age of the loans in the pool, in months, since origination minus one (with the cut-off being "1"), where the SMM is expressed as a percent (i.e., as 1.00 as opposed to 0.01).

ABS Speed Information. The graph below shows historical minimum, maximum and average prepayment speed information based on one month ABS speed aggregated for World Omni Financial Corp.'s prior securitized pools of [non-prime] retail installment sale contracts for all transactions issued [during the last five years preceding the date of this prospectus][since [ ] 20[ ]].

$[      ][(1)]

World Omni [Select] Auto [Receivables] Trust 20[  ]-[  ]
Issuing Entity

World Omni Auto Receivables LLC
Depositor

World Omni Financial Corp.
Servicer and Sponsor

Asset-Backed Notes
Series 20[  ]-[  ]

PROSPECTUS

[(1)	The aggregate initial principal amount of offered notes will either be $[ ] or $[ ].]

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus. Until ninety days after the date of this prospectus, all dealers effecting transactions in the offered notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to an unsold allotment or subscription.

Joint Bookrunners of the Class A Notes

[ ]	[ ]	[ ]	[ ]

Co-Managers of the Class A Notes

[ ]	[ ]	[ ]	[ ]	[ ]

[Underwriters of the Class B Notes [[,][and] the Class C Notes][[,][and] the Class D Notes][[,][and] the Class E Notes][and the Class F Notes]]

[ ]	[ ]	[ ]	[ ]	[ ]

The date of this Prospectus is [      ], 20[  ]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 12.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the estimated expenses to be incurred in connection with the offering of the securities, other than underwriting discounts and commissions, described in this Registration Statement:

Securities and Exchange Commission registration fee (1)	$1,963,800
Printing costs	144,000
Legal fees	3,150,000
Trustee fees and expenses	792,000
Accountant’s fees	1,620,000
Rating Agencies’ fees	12,960,000
Asset Representations Reviewer fees and expenses	90,000
Miscellaneous expenses	180,000
Total	$20,899,800

(1)	The registration fee for the securities to be offered has been estimated for purposes of this table and is deferred in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933.

ITEM 13.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The following is a summary of the statutes, limited liability company agreement or other arrangements under which the Registrant’s directors and officers are insured or indemnified against liability in their capacities as such.

Limited Liability Company Agreement

The Registrant was formed under the laws of Delaware. The limited liability company agreement of the Registrant provides, in effect, that, subject to certain limited exceptions, it will indemnify its members, directors or officers and may indemnify any employee or agent of the Registrant who was or is a party or is threatened to be made a party to a threatened, pending, or completed action, suit, or proceeding (whether civil, criminal, administrative, or investigative and whether formal or informal) other than an action by or in the right of the Registrant, where such person is a party because such person is or was a member, director, officer, employee, or agent of the Registrant. The Registrant’s limited liability company agreement also provides that it will generally indemnify its members and directors against expenses, including attorney fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by a director in connection with an action, suit or proceeding relating to acts or omissions of that director regarding specified items relating to bankruptcy and insolvency.

In general, the Registrant will indemnify its members, directors or officers and may indemnify its employees or agents against expenses, including attorneys fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with an action, suit or proceeding. To the fullest extent permitted by law, the Registrant will also indemnify such member, director or officer and may indemnify such employee or agent if the person acted in good faith and did not engage in willful misconduct or gross negligence. With respect to a criminal action proceeding, the person must have had no reasonable cause to believe his misconduct was unlawful. Unless ordered by a court, certain indemnifications shall be made by the Registrant only as it authorizes in the specific case after (1) determining that the indemnification is proper under the circumstances because the person to be indemnified has met the applicable standard of conduct and (2) evaluating the reasonableness of the expenses and of the amounts paid in settlement. This determination and evaluation shall be made by a majority vote of the disinterested members or, if there is only one member, by that member. However, no indemnification shall be provided to any member, director, officer, employee or agent of the Registrant for or in connection with (1) the receipt of a financial benefit to which the person is not entitled; (2) voting for or assenting to a distribution to members in violation of the limited liability company agreement or the Delaware Limited Liability Company Act (the “Act”); (3) a knowing violation of law; or (4) acts or missions of such person constituting willful misconduct or gross negligence. To the extent that a member, director, officer, employee, or agent of the Registrant has been successful on the merits or otherwise in defense of an action, suit, or proceeding or in defense of any claim, issue, or other matter in such action, suit or proceeding, such person shall be indemnified against actual and reasonable expenses, including reasonable attorney fees, incurred by such person in connection with the action, suit, proceeding and any action, suit or proceeding brought to enforce such mandatory indemnification.

In addition, no member, director or officer of the Registrant shall be liable to the Registrant or any other person who has an interest in the Registrant for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such member, director or officer in good faith on behalf of the Registrant and in a manner reasonably believed to be within the scope of the authority conferred on such member, director or officer by the limited liability company agreement of the Registrant, except that a member, director or officer shall be liable for any such loss, damage or claim incurred by reason of such member’s director’s or officer’s willful misconduct or gross negligence.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Delaware Limited Liability Company Act

Section 18-108 of the Act provides that, subject to the standards and restrictions, if any, as are described in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Liability Insurance

The Registrant also maintains insurance providing for payment, subject to certain exceptions, on behalf of officers, director and managers of the Registrant and its subsidiaries of money damages incurred as a result of legal actions instituted against them in their capacities as such officers, directors of managers (whether or not such person could be indemnified against such expense, liability or loss under the Act).

Underwriting Agreement

Each underwriting agreement will provide that the underwriter will indemnify the Registrant against specified liabilities, including liabilities under the Securities Act.

ITEM 14.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A) Exhibits:

Exhibit Index	Description

1.1*	Form of Underwriting Agreement for the Notes

3.1*	Certificate of Formation of the Registrant

3.2*	Certificate of Amendment of Certificate of Formation of the Registrant

3.3*	Limited Liability Company Agreement of the Registrant

3.4*	Amendment No. 1 to Limited Liability Company Agreement of the Registrant

3.5*	Amendment No. 2 to Limited Liability Company Agreement of the Registrant

4.1*	Form of Sale and Servicing Agreement

4.2*	Form of Indenture

4.3*	Form of Trust Agreement

4.4*	Form of Grantor Trust Agreement

5.1*	Opinion of Kirkland & Ellis LLP with respect to legality

8.1*	Opinion of Kirkland & Ellis LLP with respect to federal income tax matters

Exhibit Index	Description

10.1*	Form of Receivables Contribution Agreement

23.1*	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1 and Exhibit 8.1)

23.2*	Consent of Bilzin Sumberg Baena Price & Axelrod LLP

24.1*	Certified Copy of Unanimous Written Consent of the Board of Directors of the Registrant Authorizing Power of Attorney

24.2*	Power of Attorney for Depositor (included on signature page)

25.1**	Statement of Eligibility of the Indenture Trustee for the Notes

36.1*	Form of Depositor certification for shelf offerings of asset-backed securities

99.1*	Form of Receivables Purchase Agreement

99.2*	Form of Administration Agreement

99.3*	Form of Asset Representations Review Agreement

102.1***	Asset data file

103.1***	Asset related documents

*	Filed herewith.
**	To be filed in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939.
***	To be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.

ITEM 15.	UNDERTAKINGS.

(a) As to Rule 415:

The undersigned registrant on Form SF-3 hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§ 230.424(b)) that is part of this registration statement; provided, further, however, that clauses (i) and (ii) above will not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser,

(i) If the registrant is relying on Rule 430D (§ 230.430D): (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§ 230.424(b)(3)) and Rule 424(h) (§ 230.424(h)) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) (§ 230.424(b)(2), (b)(5), or (b)(7)) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (xii) ((§ 230.415(a)(1)(vii), or (xii)) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D (§ 230.430D), with respect to any offering of securities registered on Form SF—3 (§ 239.45), to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) (§ 230.424(h)) and Rule 430D (§ 230.430D).

(b) As to documents subsequently filed that are incorporated by reference:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) As to Rule 430A:

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) As to qualification of Trust Indentures under Trust Indenture Act of 1939 for delayed offerings:

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(f) As to Regulation AB:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended, of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Deerfield Beach, State of Florida, on the 2nd day of December, 2021.

WORLD OMNI AUTO RECEIVABLES LLC

/s/ Eric M. Gebhard
Eric M. Gebhard
Chief Executive Officer and Treasurer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of Daniel M. Chait and Eric M. Gebhard as the undersigned’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in the undersigned’s name, place and stead, in any and all capacities (including the undersigned’s capacity as a director and/or officer of World Omni Auto Receivables LLC), to sign this registration statement and any registration statement that is to become effective upon filing pursuant to Rule 462 under the Securities Act relating to any offering of securities in connection with this registration statement and any or all amendments (including post-effective amendments) to any such registration statements, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as either or both might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on December 2, 2021 by the following persons in the capacities indicated.

Signature	Title

/s/ Daniel M. Chait	President and Director
Daniel M. Chait	(Principal executive officer)

/s/ Eric M. Gebhard	Chief Executive Officer and Treasurer (Principal executive, financial and accounting officer)
Eric M. Gebhard

/s/ Bernard J. Angelo	Director
Bernard J. Angelo

/s/ Kevin P. Burns	Director
Kevin P. Burns